Exhibit 99.1

2ND FLOOR, S.E. PEARMAN BUILDING

9 PAR-LA-VILLE ROAD

HAMILTON HM 11, BERMUDA

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT
Dear Common Unitholder:
We cordially invite you to attend a special meeting of the holders of common units representing limited partner interests in Golar LNG Partners LP, a Marshall Islands limited partnership (“MLP”), to be held on February 24, 2021 at 9:00 AM (Eastern time). The special meeting will be held in a virtual format through a live webcast. We will provide the webcast of the special meeting at www.virtualshareholdermeeting.com/GMLP2021SM.
On January 13, 2021, MLP entered into an Agreement and Plan of Merger (the “Merger Agreement”) with New Fortress Energy Inc., a Delaware corporation (“Parent”), Lobos Acquisition LLC, a Marshall Islands limited liability company and a wholly owned indirect subsidiary of Parent (“Merger Sub”), NFE International Holdings Limited, a private limited company incorporated under the laws of England and Wales, United Kingdom, and a wholly owned indirect subsidiary of Parent (“GP Buyer” and, together with Parent and Merger Sub, the “Parent Entities”), and Golar GP LLC, a Marshall Islands limited liability company and the general partner of MLP (“MLP GP”). Pursuant to the Merger Agreement, Merger Sub will, upon the terms and subject to the conditions thereof, merge with and into MLP (the “Merger”), with MLP surviving the Merger as a wholly owned indirect subsidiary of Parent. Concurrently with the consummation of the Merger, and pursuant to a transfer agreement (the “GP Transfer Agreement”), among Golar LNG Limited, a Bermuda exempted company (“GP Parent” and, together with MLP GP, the “GP Parent Entities”), GP Buyer and MLP GP, GP Buyer will, upon the terms and subject to the conditions thereof, purchase from GP Parent all of the outstanding membership interests in MLP GP (the “GP Transfer”).
Upon the Merger and GP Transfer becoming effective (the “Effective Time”), in accordance with the terms and subject to the conditions set forth in the Merger Agreement and the GP Transfer Agreement, as applicable, (i) each common unit representing a limited partner interest in MLP (“Common Unit”) issued and outstanding immediately prior to the Effective Time will (A) be converted into the right to receive an amount in cash equal to $3.55 per Common Unit, (B) no longer be outstanding, and (C) automatically be cancelled and cease to exist, and (ii) GP Buyer will pay to GP Parent $5,099,188 in cash, which is equivalent to $3.55 per general partner unit of MLP owned by MLP GP, in exchange for all of the outstanding membership interests in MLP GP in connection with the GP Transfer. Each of MLP’s 8.75% Series A Cumulative Redeemable Preferred Units (each a “Preferred Unit”) issued and outstanding immediately prior to the Effective Time will be unchanged and remain outstanding immediately following the Effective Time, and no consideration shall be delivered in respect thereof.
The conflicts committee (the “Conflicts Committee”) of the board of directors of MLP (the “MLP Board”), after consultation with its independent legal and financial advisors, unanimously (i) determined that the Merger Agreement and the Merger are in the best interests of MLP, including the holders of outstanding Common Units other than GP Parent and its affiliates; (ii) approved the execution, delivery and performance of the Merger Agreement and consummation of the Merger, which approval constituted “Special Approval” under the Third Amended and Restated Agreement of Limited Partnership of MLP, dated as of October 31, 2017 (the “MLP Partnership Agreement”); (iii) determined to recommend that the MLP Board approve the Merger Agreement and the Merger; (iv) determined to recommend that the MLP Board submit the Merger Agreement to a vote of the holders of Common Units in MLP (“Common Unitholders”); and (v) determined to recommend to the MLP Board that the MLP Board recommend that the Common Unitholders vote in favor of and approve the Merger Agreement.

The acquisition of MLP by Parent through the Merger requires, prior to the consummation thereof, approval of the holders of a majority of the outstanding Common Units (subject to a cutback for unitholders beneficially owning more than 4.9% of the outstanding Common Units to the extent described in the proxy statement), voting as a single class, of the Merger Agreement and the Merger in compliance with the Marshall Islands Limited Partnership Act, as amended (the “Marshall Islands LP Act”), and the MLP Partnership Agreement. You are being asked to consider and vote on a proposal to approve the Merger Agreement and the Merger (the “Merger Proposal”).
Concurrently with the execution of the Merger Agreement, the GP Parent Entities, which beneficially own 21,333,586 Common Units, which represent approximately 30.8% of the outstanding Common Units as of January 25, 2021 (the “Sponsor Units”), and MLP entered into a support agreement (the “Support Agreement”) with Parent. Under the Support Agreement, the GP Parent Entities have agreed, subject to the provisions thereof, to vote the Sponsor Units for approval of the Merger Proposal and against any competing proposals.
On the date of the Merger Agreement, MLP GP, in its capacity as the general partner of MLP, consented to the Merger.
The MLP Board, acting based in part upon the recommendation of the Conflicts Committee, unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (such transactions, other than the GP Transfer, are collectively referred to as the “Transactions”) are in the best interests of MLP, including its Common Unitholders, (ii) approved the Merger Agreement and the Transactions, (iii) resolved to submit the Merger Agreement and the Merger for approval of the Common Unitholders at a special meeting of the Common Unitholders and (iv) resolved to recommend approval of the Merger Agreement and the Merger by the Common Unitholders. Accordingly, the MLP Board, based in part upon the recommendation of the Conflicts Committee, recommends that the Common Unitholders vote “FOR” the Merger Proposal.
Your vote is very important. Whether or not you plan to attend the special meeting, please complete, date, sign and return, as promptly as possible, the enclosed proxy card in the accompanying prepaid reply envelope, or submit your proxy by the Internet or telephone. If you attend and vote in the special meeting virtually, your vote will revoke any proxy previously submitted. The failure to submit a proxy or vote virtually at the special meeting will have the same effect as a vote “AGAINST” the Merger Proposal.
If your Common Units are held in “street name” by your bank, broker or other nominee, your bank, broker or other nominee will be unable to vote your Common Units without instructions from you. You should instruct your bank, broker or other nominee to vote your Common Units in accordance with the procedures provided by your bank, broker or other nominee. The failure to instruct your bank, broker or other nominee to vote your Common Units “FOR” the Merger Proposal will have the same effect as a vote “AGAINST” the Merger Proposal.
The accompanying proxy statement provides you with detailed information about the special meeting, the Merger Agreement and the Merger. A copy of the Merger Agreement is attached to this proxy statement as Annex A, a copy of the Support Agreement is attached to this proxy statement as Annex B and a copy of the GP Transfer Agreement is attached to this proxy statement as Annex D. We encourage you to read the entire proxy statement and its Annexes, including the Merger Agreement, carefully. All information in this proxy statement concerning MLP has been furnished by MLP. You may also obtain additional information about MLP from documents it has filed with or furnished to the Securities and Exchange Commission. Please read “The Merger—Certain U.S. Federal Income Tax Consequences of the Merger” for a discussion of certain U.S. federal income tax consequences of the Merger. You are urged to consult your tax advisor regarding the particular tax consequences to you of participating in the Merger, including the effect of any U.S. federal, state, or local or non-U.S. tax laws and taking into account your particular circumstances.
If you have any questions or need assistance voting your Common Units, please contact D.F. King & Co., Inc., MLP’s proxy solicitor, by calling toll-free at +1 (877) 478-5040.

Thank you in advance for your cooperation and continued support.
Sincerely,

Karl Fredrik Staubo
Chief Executive Officer of Golar LNG Partners LP
This proxy statement is dated February 2, 2021 and is first being mailed to holders of Common Units on or about February 3, 2021.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE MERGER, PASSED UPON THE MERITS OR FAIRNESS OF THE MERGER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

2ND FLOOR, S.E. PEARMAN BUILDING

9 PAR-LA-VILLE ROAD

HAMILTON HM 11, BERMUDA

NOTICE OF SPECIAL MEETING OF COMMON UNITHOLDERS
To the Common Unitholders:
A special meeting (the “MLP Unitholder Meeting”) of holders of Common Units (as defined below) (the “Common Unitholders”) of Golar LNG Partners LP, a Marshall Islands limited partnership (“MLP”), will be held on February 24, 2021 at 9:00 AM (Eastern time), to consider and vote on a proposal (the “Merger Proposal”) to approve the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), dated January 13, 2021, among New Fortress Energy Inc., a Delaware corporation (“Parent”), Lobos Acquisition LLC, a Marshall Islands limited liability company and a wholly owned indirect subsidiary of Parent (“Merger Sub”), NFE International Holdings Limited, a private limited company incorporated under the laws of England and Wales, United Kingdom and a wholly owned indirect subsidiary of Parent (“GP Buyer” and, together with Parent and Merger Sub, the “Parent Entities”), MLP and Golar GP LLC, a Marshall Islands limited liability company and the general partner of MLP (“MLP GP”), and the merger contemplated thereby (the “Merger”).
The special meeting will be held in a virtual format through a live webcast. We will provide the webcast of the special meeting at www.virtualshareholdermeeting.com/GMLP2021SM. To participate in the virtual meeting, you will need the 16-digit control number included on your notice, proxy card or voting instruction form. Please refer to the “Information about the Special Meeting and Voting—Attending and Voting at the MLP Unitholder Meeting” section of the proxy statement for more details about attending the special meeting online. We are not holding an in-person meeting.
This item of business is more fully described in the proxy statement accompanying this notice.
MLP will transact no other business at the MLP Unitholder Meeting except such business as may properly be brought before the MLP Unitholder Meeting or any adjournments or postponements thereof. At this time, MLP knows of no other matters that will be presented for the consideration of the Common Unitholders at the MLP Unitholder Meeting.
Subject to the Cutback (as defined below), the Merger Proposal will be approved (a “MLP Unitholder Approval”) if the holders, as of the record date of the MLP Unitholder Meeting, of a majority of the outstanding common units representing limited partner interests in MLP (“Common Units”) vote “FOR” the Merger Proposal. Failure to vote, abstentions and broker non-votes (if any) will have the same effect as a vote “AGAINST” the Merger Proposal.
The conflicts committee (the “Conflicts Committee”) of the board of directors of MLP (the “MLP Board”), after consultation with its independent legal and financial advisors, unanimously (i) determined that the Merger Agreement and the Merger are in the best interests of MLP, including the holders of outstanding Common Units other than GP Parent and its affiliates (the “Public Unitholders”); (ii) approved the execution, delivery and performance of the Merger Agreement and consummation of the Merger, which approval constituted “Special Approval” under the Third Amended and Restated Agreement of Limited Partnership of MLP, dated as of October 31, 2017 (the “MLP Partnership Agreement”); (iii) determined to recommend that the MLP Board approve the Merger Agreement and the Merger; (iv) determined to recommend that the MLP Board submit the Merger Agreement to a vote of the holders of Common Units in MLP (the “Common Unitholders”); and (v) determined to recommend to the MLP Board that the MLP Board recommend that the Common Unitholders vote in favor of and approve the Merger Agreement.

The MLP Board, acting based in part upon the recommendation of the Conflicts Committee, unanimously (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (such transactions, other than the GP Transfer (as defined below), are collectively referred to as the “Transactions”) are in the best interests of MLP, including its Common Unitholders, (ii) approved the Merger Agreement and the Transactions, (iii) resolved to submit the Merger Agreement and the Merger for approval of the Common Unitholders at a special meeting of the Common Unitholders and (iv) resolved to recommend approval of the Merger Agreement and the Merger by the Common Unitholders. Accordingly, the MLP Board, based in part on the recommendation of the Conflicts Committee, recommends that Common Unitholders vote “FOR” the Merger Proposal.
On the date of the Merger Agreement, MLP GP, in its capacity as the general partner of MLP, consented to the Merger.
Only Common Unitholders of record as of the close of business on January 25, 2021, the record date of the MLP Unitholder Meeting, are entitled to notice of and to vote at the MLP Unitholder Meeting. A list of Common Unitholders entitled to vote at the MLP Unitholder Meeting will be available for inspection by the Common Unitholders of record at MLP’s offices in Hamilton, Bermuda, for any purpose relevant to the MLP Unitholder Meeting during normal business hours for a period of ten days before the MLP Unitholder Meeting and at the MLP Unitholder Meeting or any adjournments or postponements thereof.
YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, PLEASE CAUSE YOUR COMMON UNITS TO BE VOTED IN ONE OF THE FOLLOWING WAYS:
•	If you hold your Common Units in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee for voting your Common Units.
•	If you hold your Common Units in your own name, you may submit a proxy for your Common Units by:
○	using the toll-free telephone number shown on the proxy card;
○	using the Internet website shown on the proxy card; or
○	marking, signing, dating and promptly returning the enclosed proxy card in the postage-paid envelope, which requires no postage if mailed in the United States.
The enclosed proxy statement provides a detailed description of the Merger Agreement and the Transactions. MLP urges you to read the proxy statement, including any documents incorporated by reference and the Annexes, carefully and in its entirety. If you have any questions concerning the Merger Agreement, the Transactions or the proxy statement, would like additional copies of the proxy statement or have questions about how to vote your Common Units, please contact MLP’s proxy solicitor:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers may call: +1 (212) 269-5550
Unitholders may call toll free: +1 (877) 478-5040
golar@dfking.com
By order of Golar LNG Partners LP,

Karl Fredrik Staubo
Chief Executive Officer of Golar LNG Partners LP

i

ii

SUMMARY
This proxy statement, along with a form of proxy, is first being mailed to Common Unitholders on or about February 3, 2021. The following summary highlights selected information in this proxy statement and may not contain all the information that may be important to you. Accordingly, MLP encourages you to read carefully this entire proxy statement, its Annexes and the documents referred to in this proxy statement. You may obtain the information incorporated by reference in this proxy statement without charge by following the instructions under “Where You Can Find More Information.” Unless the context otherwise requires, references in this proxy statement to “Golar LNG Partners LP,” “MLP,” “Golar LNG Partners,” the “Partnership,” “we,” “our,” “us” or similar terms refer to Golar LNG Partners LP, a Marshall Islands limited partnership, or any one or more of its subsidiaries.
Parties to the Merger
Golar LNG Partners LP
Golar LNG Partners LP, a Marshall Islands limited partnership (“MLP”), owns and operates floating storage and regasification units (“FSRUs”) and liquefied natural gas (“LNG”) carriers under long-term charters. In addition, MLP holds a 50% interest (the“Hilli Interest”) in the common units of Golar Hilli LLC, the owner of the floating liquefaction natural gas vessel (“FLNG”) Hilli Episeyo (the “Hilli”).
The common units representing limited partner interests in MLP (“Common Units”) are listed on the Nasdaq Global Market (the “Nasdaq”) under the symbol “GMLP.”
Golar GP LLC
Golar GP LLC, a Marshall Islands limited liability company (“MLP GP”), is the general partner of MLP.
Golar LNG Limited
Golar LNG Limited, a Bermuda exempted company (“GP Parent” and, together with MLP GP, the “GP Parent Entities”), provides infrastructure for the liquefaction, transportation, regasification and downstream distribution of LNG. Through its subsidiaries, affiliates and joint venture, GP Parent is engaged in the acquisition, ownership, operation and chartering of FLNGs, FSRUs and LNG carriers (“LNGCs”), as well as the development of gas-to-power projects and small-scale LNG distribution operations. The common shares of GP Parent are listed on the Nasdaq under the symbol “GLNG.”
GP Parent has a significant interest in MLP through its ownership of (i) 21,333,586 Common Units, which represent approximately 30.8% of the outstanding Common Units in MLP, as of January 25, 2021, (ii) all of MLP’s incentive distribution rights (the “Incentive Distribution Rights”) and (iii) 100% of MLP GP, which owns a 2.0% general partner interest in MLP.
New Fortress Energy Inc.
New Fortress Energy Inc., a Delaware corporation (“Parent”), is a global integrated gas-to-power infrastructure company that seeks to use natural gas to satisfy the world’s large and growing power needs. The Class A common stock, par value $0.01, of Parent is listed on the Nasdaq under the symbol “NFE.”
Merger Sub
Lobos Acquisition LLC, a Marshall Islands limited liability company and an indirect subsidiary of Parent (“Merger Sub”), was formed by Parent solely for the purposes of effecting the Merger. Merger Sub has not conducted any business operations other than those incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. Upon completion of the Merger, Merger Sub will cease to exist as a separate entity.
GP Buyer
NFE International Holdings Limited is a private limited company incorporated under the laws of England and Wales, United Kingdom and an indirect subsidiary of Parent (“GP Buyer” and, together with Parent and Merger Sub, the “Parent Entities”).

For more information regarding the parties to the Merger, see “The Parties to the Merger.”
The Merger
Pursuant to the Agreement and Plan of Merger, dated as of January 13, 2021, by and among the Parent Entities, MLP and MLP GP, as it may be amended from time to time (the “Merger Agreement”), Merger Sub will, upon the terms and subject to the conditions thereof, merge with and into MLP (the “Merger”), with MLP surviving the Merger as an indirect subsidiary of Parent. Concurrently with the consummation of the Merger, and pursuant to a transfer agreement (the “GP Transfer Agreement”), among the GP Parent Entities and GP Buyer, GP Buyer will, upon the terms and subject to the conditions thereof, purchase from GP Parent all of the outstanding membership interests in MLP GP (the “GP Transfer”).
A copy of the Merger Agreement is attached to this proxy statement as Annex A, a copy of the Support Agreement (as defined below) is attached to this proxy statement as Annex B and a copy of the GP Transfer Agreement is attached to this proxy statement as Annex D, each of which is incorporated herein by reference. MLP encourages you to read the Merger Agreement in its entirety because it is the legal document that governs the Merger. For more information regarding the terms of the Merger Agreement, see “The Merger Agreement.”
The Merger Consideration
Upon the Merger and GP Transfer becoming effective (the “Effective Time”), upon the terms and subject to the conditions set forth in the Merger Agreement and the GP Transfer Agreement, respectively:
•
each Common Unit issued and outstanding immediately prior to the Effective Time will (i) be converted into the right to receive an amount in cash equal to $3.55 per Common Unit (the “Merger Consideration”), (ii) no longer be outstanding, and (iii) automatically be cancelled and cease to exist;

•	MLP’s Incentive Distribution Rights, which are owned by GP Parent, will be automatically cancelled and will cease to exist, and no consideration will be delivered in respect thereof; and
•
GP Buyer will pay to GP Parent $5,099,188 in cash, which is equivalent to $3.55 per fractional part of the general partner interest of MLP GP in MLP (each, a “GP Unit”), in exchange for all of the outstanding membership interests in MLP GP in connection with the GP Transfer.

Also see “The Merger Agreement—Treatment of MLP Options and MLP Phantom Unit Awards.”
Each issued and outstanding limited liability company interest in Merger Sub immediately prior to the Effective Time will be converted into one common unit of the surviving entity. Each GP Unit issued and outstanding immediately prior to the Effective Time will remain issued, outstanding and unchanged immediately following the Effective Time, such that immediately following the GP Transfer, the GP Units will be owned indirectly by Parent.
Each of MLP’s 8.75% Series A Cumulative Redeemable Preferred Units (each a “Preferred Unit”) issued and outstanding immediately prior to the Effective Time will be unchanged and remain outstanding immediately following the Effective Time, and no consideration shall be delivered in respect thereof.
See “The Merger Agreement—Merger Consideration; Effect of Merger.”
Treatment of MLP Options and MLP Phantom Unit Awards
MLP Options
Pursuant to the terms of the Merger Agreement, because each outstanding option to purchase Common Units (each, an “MLP Option”) granted pursuant to certain employee benefit plans of MLP or its subsidiaries (each, an “MLP Plan”), whether or not vested, has a per Common Unit exercise price that is greater than the Merger Consideration, all of the MLP Options will be cancelled at the Effective Time for no consideration or payment.
MLP Phantom Units
At the Effective Time, each award of notional Common Units granted under an MLP Plan that is payable in Common Units or the value of which is determined by reference to the value of Common Units (each, an “MLP Phantom Unit”) that is outstanding immediately prior to the Effective Time, whether or not vested, will automatically and without any action on the part of the holder thereof, be vested, cancelled and converted into the right to receive, and the surviving entity will pay to each former holder of any such MLP Phantom Unit (through the surviving entity’s payroll system, if applicable), an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of Common Units subject to such MLP Phantom Unit (the “MLP Phantom Unit Consideration”), payable as soon as reasonably practicable (but no later than the first payroll date) after the Closing Date.
See “The Merger Agreement—Treatment of MLP Options and MLP Phantom Unit Awards.”
The Concurrent Signing of the Hygo Merger Agreement
On January 13, 2021, GP Parent, Stonepeak Infrastructure Fund II Cayman (G) Ltd., a fund managed by Stonepeak Infrastructure Partners (“Stonepeak”), Hygo Energy Transition Ltd. (“Hygo”), Parent and Lobos Acquisition Ltd., a wholly owned indirect subsidiary of Parent (“Hygo Merger Sub”), entered into an agreement and plan of merger (the “Hygo Merger Agreement”), pursuant to which Hygo Merger Sub will, upon the terms and subject to the conditions thereof, merge with and into Hygo (the “Hygo Merger”), with Hygo surviving the Hygo Merger as a wholly owned indirect subsidiary of Parent. Hygo, a gas-to-power and downstream LNG distribution company, is owned 50% by GP Parent and 50% by Stonepeak. Under the terms of the Hygo Merger Agreement, Parent will acquire all of the outstanding shares of Hygo for approximately 31.4 million shares of Parent’s Class A common stock and $580 million in cash. Upon consummation of the Hygo Merger, GP Parent will receive approximately 18.6 million shares of Parent’s Class A common stock and $50 million in cash, and Stonepeak will receive approximately 12.7 million shares of Parent’s Class A common stock and $530 million in cash, which includes a cash settlement of $180 million for its preferred equity tranche in Hygo. Upon consummation of the Hygo Merger, GP Parent will own approximately 9% of the Class A common stock of Parent (based on the shares of Parent’s Class A common stock outstanding as of January 25, 2021 plus approximately 31.4 million shares of Class A common stock to be issued in connection with the Hygo Merger). The consummation of the Hygo Merger is not a condition to the closing of the Merger, and the consummation of the Merger is not a condition to the closing of the Hygo Merger.
Information about the Special Meeting and Voting
Purpose
The holders of outstanding Common Units (“Common Unitholders”) are being asked to consider and vote “FOR” the Merger Agreement and the Merger (the “Merger Proposal”) at a special meeting of Common Unitholders (the “MLP Unitholder Meeting”). The persons named in the accompanying proxy card will have discretionary authority to vote on other business, if any, that properly comes before the MLP Unitholder Meeting, or any reconvened meeting following an adjournment of the MLP Unitholder Meeting, so long as the MLP Board is not aware of any such other business a reasonable time before the MLP Unitholder Meeting. The MLP Board is not aware of any such other business as of the date of this proxy statement. MLP may postpone or adjourn the meeting without any vote or approval of Common Unitholders, including to solicit additional proxies in favor of the Merger Agreement and Merger.
Common Unitholders Entitled to Vote
Common Unitholders as of January 25, 2021, the record date for the MLP Unitholder Meeting, are entitled to vote at the MLP Unitholder Meeting. Subject to the limitation set forth in the following paragraph (i) each Common Unitholder may cast one vote at the MLP Unitholder Meeting for each Common Unit that such unitholder owned at the close of business on the record date and (ii) on the record date, there were 69,301,636 Common Units outstanding and entitled to be voted at the MLP Unitholder Meeting.
The MLP Partnership Agreement restricts Common Unitholders’ voting rights (such restriction, the “Cutback”) by providing that if any person or group owns beneficially more than 4.9% of the outstanding Common Units, any such Common Units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of Common Unitholders, calculating required votes (except for purposes of nominating a person for election to the MLP Board), determining the presence of a quorum or for other similar purposes, unless required by applicable law. The voting rights of any such Common Unitholders in excess of 4.9% will effectively be redistributed pro rata among the other Common

Unitholders holding less than 4.9% of the voting power of all Common Units. GP Parent, MLP GP, their respective affiliates and persons who acquired more than 4.9% of the Common Units with the prior approval of the MLP Board will not be subject to the Cutback.
Required Vote
Subject to the Cutback, under the terms of the Merger Agreement and MLP Partnership Agreement, the Merger Proposal must be approved by the holders of a majority of the outstanding Common Units as of the record date for the MLP Unitholder Meeting (the “MLP Unitholder Approval”). Failure to vote, abstentions and broker non-votes (if any) will have the same effect as a vote “AGAINST” the Merger Proposal. Broker non-votes occur when brokers, banks and other nominees do not receive voting instructions from their customers, and the broker, bank or other nominee does not have discretionary voting authority with respect to a proposal. In addition, an entity holding units in street name may not vote without instructions from beneficial owners when the matter to be voted upon relates to, among other things, a merger or consolidation. Because there are currently no other matters anticipated to be presented for the consideration of the Common Unitholders or which a broker has discretionary authority to vote, MLP does not expect that there will be any broker non-votes at the MLP Unitholder Meeting.
See “Information about the Special Meeting and Voting” and “The Support Agreement.”
Recommendations of the Conflicts Committee and the MLP Board
On January 12, 2021, the Conflicts Committee of the MLP Board, after consultation with its independent legal and financial advisors, unanimously:
•	determined that the Merger Agreement and the Merger are in the best interests of MLP, including the Public Unitholders;
•	approved the execution, delivery and performance of the Merger Agreement and consummation of the Merger, which approval constituted “Special Approval” under the MLP Partnership Agreement;
•	determined to recommend that the MLP Board approve the Merger Agreement and the Merger;
•	determined to recommend that the MLP Board submit the Merger Agreement to a vote of the Common Unitholders; and
•	determined to recommend to the MLP Board that the MLP Board recommend that the Common Unitholders vote in favor of and approve the Merger Agreement.
The MLP Board, acting based in part upon the recommendation of the Conflicts Committee, unanimously:
•	determined that the Merger Agreement and the Transactions are in the best interests of MLP, including its Common Unitholders;
•	approved the Merger Agreement and the Transactions;
•	resolved to submit the Merger Agreement and the Merger for approval of the Common Unitholders at a special meeting of the Common Unitholders; and
•	resolved to recommend approval of the Merger Agreement and the Merger by the Common Unitholders.
Accordingly, the MLP Board, based in part upon the recommendation of the Conflicts Committee, recommends that the Common Unitholders vote “FOR” the Merger Proposal.
See “The Merger—Recommendations of the Conflicts Committee and the MLP Board; Reasons for Recommending Approval of the Merger Proposal.”
Opinion of Deutsche Bank Securities Inc., Financial Advisor to the Conflicts Committee
At the January 12, 2021 meeting of the Conflicts Committee, Deutsche Bank Securities Inc. (“Deutsche Bank”) rendered its oral opinion to the Conflicts Committee, subsequently confirmed by delivery of a written opinion dated January 12, 2021, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Deutsche Bank’s opinion, the Merger

Consideration of $3.55 per Common Unit was fair, from a financial point of view, to the holders of the outstanding Common Units, excluding GP Parent and its affiliates (including MLP GP), and Parent, GP Buyer and their respective affiliates (collectively, the “Excluded Persons”).
The full text of Deutsche Bank’s written opinion, dated January 12, 2021, which sets forth the assumptions made, procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken by Deutsche Bank in connection with its opinion, is included in this document as Annex C. The summary of Deutsche Bank’s opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank’s opinion was approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and was addressed to, and was for the use and benefit of, the Conflicts Committee and the MLP Board, as to matters on which it is acting on the recommendation of the Conflicts Committee, in connection with and for the purpose of their evaluation of the Merger. Deutsche Bank’s opinion was limited to the fairness of the Merger Consideration, from a financial point of view, to the holders of Common Units, other than the Excluded Persons, as of the date of its opinion. Deutsche Bank’s opinion did not address any other terms of the Merger and GP Transfer, the Merger Agreement or any other agreement entered into or to be entered into in connection with the Merger and GP Transfer, including the GP Transfer Agreement. The Conflicts Committee did not ask Deutsche Bank to, and Deutsche Bank’s opinion did not, address the fairness of the Merger and GP Transfer, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of MLP, including the Preferred Units, the GP Units and the Incentive Distribution Rights, the consideration to be received by GP Parent in connection with the GP Transfer and/or the consideration to be received by GP Parent pursuant to the GP Transfer Agreement relative to the Merger Consideration. Nor did it address the fairness of the contemplated benefits of the Merger and GP Transfer. As the Conflicts Committee was aware, the credit, financial and stock markets had been experiencing unusual volatility and Deutsche Bank expressed no opinion or view as to any potential effects of such volatility on the parties or the Merger. Deutsche Bank expressed no opinion as to the merits of the underlying decision by MLP to engage in the Merger and GP Transfer. Nor did Deutsche Bank express an opinion, and its opinion does not constitute a recommendation, as to how any holder of Common Units, Preferred Units, GP Units or Incentive Distribution Rights should vote or act with respect to the Merger and GP Transfer or any other matter. In addition, Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any party to the Merger Agreement or GP Transfer Agreement, or any class of such persons, in connection with the Merger and GP Transfer, whether relative to the Merger Consideration to be received by the holders of Common Units or otherwise. Deutsche Bank was not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or part of MLP, nor was Deutsche Bank requested to consider, and its opinion does not address, the relative merits of the Merger and GP Transfer as compared to any alternative transactions or business strategies.
See “The Merger—Opinion of Deutsche Bank Securities Inc., Financial Advisor to the Conflicts Committee.”
Interests of Certain Persons in the Merger
In considering the recommendations of the Conflicts Committee and the MLP Board with respect to the Merger Agreement and the Merger, the Common Unitholders should be aware that certain of the current and former directors and executive officers of MLP and its affiliates have interests in the Merger that differ from, or are in addition to, the interests of the Common Unitholders generally, including:
•	certain directors of MLP hold MLP Phantom Units that will be vested, cancelled and converted into the right to receive the MLP Phantom Unit Consideration;
•	Karl Fredrik Staubo will receive a $1.1 million severance payment in connection with his resignation as the Chief Executive Officer of MLP upon the consummation of the Merger;
•
certain directors and executive officers of MLP are shareholders, or affiliates of shareholders, of GP Parent, which will receive $5,099,188 in cash, which is equivalent to $3.55 per GP Unit owned by MLP GP, in connection with the GP Transfer at the Effective Time;

•	certain directors and executive officers of MLP are shareholders, or affiliates of shareholders, of GP Parent. After consummation of the Hygo Merger, GP Parent will own approximately 18.6 million shares of Parent’s Class A common stock (or approximately 9%, based on the shares of Parent’s Class A common stock outstanding as of January 25, 2021 plus approximately 31.4 million shares of Class A common stock to be issued in connection with the Hygo Merger); and
•	all of the directors and executive officers of MLP will receive continued indemnification for their actions as directors and executive officers after the Effective Time.
These arrangements are more fully described under “The Merger—Interests of Certain Persons in the Merger.”
Conditions to the Merger
The consummation of the Merger is subject to certain customary closing conditions, as described further below.
Conditions to Each Party’s Obligations
The respective obligations of MLP, MLP GP, Parent and Merger Sub to effect the Merger is subject to the satisfaction or waiver (if permissible under applicable law) of the following conditions:
•	the MLP Unitholder Approval will have been obtained in accordance with applicable law and the certificate of limited partnership of MLP (the “MLP Charter”) and the MLP Partnership Agreement;
•
the authorizations, consents, orders or approvals of, or declarations or filings with, and the expirations or terminations of waiting periods required from, any governmental authorities set forth in the disclosure schedule delivered by MLP in connection with the Merger Agreement (the “MLP Disclosure Schedule”) will have been filed, have occurred or been obtained (all such permits, approvals, filings and consents and the expiration or termination of all such waiting periods being referred to as the “Required Regulatory Approvals”), and all such Required Regulatory Approvals will be in full force and effect; and

•
no injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority will be in effect enjoining, restraining or otherwise prohibiting consummation of the Merger.

Conditions to Parent’s and Merger Sub’s Obligations
The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or waiver of the following conditions:
•
the accuracy as of the date of the Merger Agreement (or as otherwise specified) and as of the Closing Date of the representations made by MLP and MLP GP subject to certain materiality qualifiers to the extent specified in the Merger Agreement;

•
MLP and MLP GP will have performed or complied in all material respects with their respective obligations required to be performed or complied with by them under the Merger Agreement at or prior to the Effective Time;

•
since January 13, 2021, there will not have been any effect, change, circumstance, development, event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as defined below);

•
Parent will have received at the closing of the Merger a certificate signed on behalf of MLP by a senior executive officer of MLP to the effect that the conditions set forth in the previous three bullets have been satisfied;

•	the Required Regulatory Approvals will have been filed or obtained or shall have occurred, as applicable, in each case, without the imposition of a Burdensome Condition (as defined below);
•	the relevant parties will have executed and delivered certain agreements to govern the relationship between the parties to the Transactions and the GP Transfer post-closing;
•	Parent and Merger Sub will have received the written resignation of each member of the MLP Board, effective as of the Effective Time;
•
MLP will have received and delivered to Parent the third-party consents and approvals listed on the MLP Disclosure Schedule, and all such consents and approvals will remain in full force and effect; and

•	all conditions to GP Buyer’s obligation to close the GP Transfer under the GP Transfer Agreement will have been satisfied or waived.
Conditions to MLP’s Obligations
MLP’s obligations to effect the Merger is further subject to the satisfaction or waiver of the following conditions:
•
the accuracy as of the date of the Merger Agreement (or as otherwise specified) and as of the Closing Date of the representations made by Parent and Merger Sub subject to certain materiality qualifiers to the extent specified in the Merger Agreement;

•
Parent and Merger Sub will have performed or complied in all material respects with their respective obligations required to be performed or complied with by them under the Merger Agreement at or prior to the Effective Time;

•
since January 13, 2021, there will not have been any effect, change, circumstance, development, event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent or its subsidiaries to perform or comply with any material obligation under the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement and GP Transfer Agreement in accordance with their respective terms;

•
MLP will have received at the closing of the Merger a certificate signed on behalf of Parent by a senior executive officer of Parent to the effect that the conditions set forth in the previous three bullets have been satisfied;

•	the relevant parties will have executed and delivered certain agreements to govern the relationship between the parties to the Transactions and the GP Transfer post-closing; and
•	all conditions to GP Parent’s obligation to close the GP Transfer under the GP Transfer Agreement will have been satisfied or waived.
MLP CAN GIVE NO ASSURANCE WHEN OR IF ALL OF THE CONDITIONS TO THE MERGER WILL BE EITHER SATISFIED OR, TO THE EXTENT PERMISSIBLE UNDER APPLICABLE LAW, WAIVED, OR THAT THE MERGER WILL BE CONSUMMATED. IF THE MERGER PROPOSAL IS NOT APPROVED BY HOLDERS OF A MAJORITY OF THE OUTSTANDING COMMON UNITS OR IF THE MERGER IS NOT COMPLETED FOR ANY OTHER REASON, YOU WILL NOT RECEIVE ANY CONSIDERATION FOR YOUR COMMON UNITS IN CONNECTION WITH THE MERGER. INSTEAD, MLP WILL REMAIN A PUBLICLY TRADED LIMITED PARTNERSHIP, AND THE COMMON UNITS WILL CONTINUE TO BE LISTED AND TRADED ON THE NASDAQ.
For more information, including certain definitions, see “The Merger Agreement—Conditions to the Merger.”
Regulatory Approvals Required for the Merger
In connection with the Merger, MLP intends to make all required filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as well as any required filings with the Nasdaq and the Registrar of Corporations of the Republic of the Marshall Islands. None of MLP, MLP GP or the Parent Entities is aware of any U.S. federal or state regulatory approval or Marshall Islands regulatory approval required in connection with the Merger, other than compliance with applicable federal securities laws and applicable Marshall Islands law, respectively. Clearance for the Merger will also be required under Title 4 of the Règlement relatif à la concurrence (Règlement n°06/19-UEAC-639-CM-33 of 7 April 2019) of the Communauté Economique et Monétaire de l’Afrique Centrale (“CEMAC”). The parties submitted their electronic submission for approval to CEMAC on January 26, 2021. The parties to the Merger Agreement have agreed to use (and shall cause their respective subsidiaries to use) their respective reasonable best efforts to promptly obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any governmental authority or third party necessary, proper or advisable to consummate the Transactions, including any such approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations required under applicable antitrust laws.
See “The Merger—Regulatory Approvals Required for the Merger.”

Withdrawal of Recommendation
Except as permitted below, the MLP Board (acting on the recommendation of the Conflicts Committee) will not (i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the recommendation by the MLP Board of the adoption and approval of the Merger Agreement and the Transactions to the Common Unitholders (the “MLP Board Recommendation”) or (ii) fail to include the MLP Board Recommendation in the proxy statement (the taking of any action described in the foregoing clauses (i) and (ii) being referred to an “Adverse Recommendation Change”). Any violation of the foregoing restrictions by MLP’s or MLP GP’s subsidiaries, or MLP’s or MLP GP’s representatives, other than any violation caused by or at the direction of Parent, will be deemed to be a breach of the Merger Agreement by MLP and MLP GP.
However, at any time prior to obtaining the MLP Unitholder Approval, and subject to compliance in all material respects with the following conditions, the MLP Board (acting on the recommendation of the Conflicts Committee) may make an Adverse Recommendation Change if, and only if:
•
an MLP Intervening Event (as defined below) has occurred and the MLP Board (acting on the recommendation of the Conflicts Committee after consulting with its financial advisor and outside legal counsel) has determined in good faith, after consulting with its outside legal counsel, that the failure to take such action would reasonably be expected to constitute a breach of its duties under the MLP Partnership Agreement or applicable law; or

•
MLP receives a Takeover Proposal (as defined below) and the MLP Board (acting on the recommendation of the Conflicts Committee after consulting with its financial advisor and outside legal counsel) has determined in good faith, after consulting with its outside legal counsel, that such Takeover Proposal constitutes a Superior Proposal (as defined below) and that the failure to take such action would reasonably be expected to constitute a breach of its duties under the MLP Partnership Agreement or applicable law.

However, the MLP Board (acting on the recommendation of the Conflicts Committee) may not effect an Adverse Recommendation Change pursuant to the foregoing two bullets unless:
•
the Conflicts Committee or the MLP Board has provided prior written notice to Parent specifying in reasonable detail the reasons for such action at least five business days in advance of the MLP Board’s intention to take such action with respect to an Adverse Recommendation Change (the period inclusive of all such days, the “MLP Notice Period”); and

•
during the MLP Notice Period, the Conflicts Committee has negotiated, and has used its reasonable best efforts to cause its financial advisor and outside legal counsel to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that the failure of the MLP Board (acting on the recommendation of the Conflicts Committee) to effect such Adverse Recommendation Change would not be inconsistent with its duties under the MLP Partnership Agreement or applicable law. The Conflicts Committee must take into account all changes to the terms of the Merger Agreement proposed by Parent in determining whether to recommend an Adverse Recommendation Change to the MLP Board.

For more information, including certain definitions, see “The Merger Agreement—Withdrawal of Recommendation.”
No Solicitation of Other Offers
MLP has agreed that it will, and will cause each of its subsidiaries and affiliates to, and will use its reasonable best efforts to cause its representatives to, immediately cease any solicitation, encouragement, discussions or negotiations with respect to any Takeover Proposals that were ongoing on or prior to January 13, 2021, and will promptly request from each person that has executed a confidentiality agreement with MLP within the one-year period prior to and ending on January 13, 2021 in connection with its consideration of making such proposal that it promptly return or destroy (as provided in the terms of such confidentiality agreement) any non-public information concerning the MLP or any of its subsidiaries previously furnished or made available to such person or any of its representatives by or on behalf of MLP, its affiliates or its representatives. MLP will promptly inform its representatives of such obligations and will be liable for any action taken by any representative of

MLP at the direction of MLP that, if taken by MLP, would constitute a breach of its non-solicitation obligations. Upon becoming aware of any action by any representative of MLP that would constitute such a breach of the non-solicitation provisions in the Merger Agreement, MLP will stop any such representative from continuing to take such action, directly or indirectly.
Subject to MLP’s compliance with its non-solicitation obligations under the Merger Agreement, MLP and its representatives and the MLP Board will be permitted to, at any time prior to obtaining the MLP Unitholder Approval, in response to a bona fide written Takeover Proposal that was (i) delivered to MLP after January 13, 2021, and (ii) did not result from any breach of the non-solicitation provisions in the Merger Agreement, take the following actions:
•
engage in discussions or negotiations with the person (and its representatives) who has made such Takeover Proposal regarding such Takeover Proposal, if the MLP Board (acting upon the recommendation of the Conflicts Committee after consulting with its financial advisor and outside legal counsel) determines (A) in good faith, after consultation with its outside legal counsel, that such Takeover Proposal constitutes, or is reasonably likely to result in, a Superior Proposal and (B) after consulting with its outside legal counsel, that the failure to do so would reasonably be expected to constitute a breach of its duties under the MLP Partnership Agreement or applicable law; or

•
furnish or disclose any information relating to MLP or any of its subsidiaries to the person who has made such Takeover Proposal (and its representatives), if the MLP Board (acting upon the recommendation of the Conflicts Committee after consulting with its financial advisor and outside legal counsel) determines (A) in good faith, after consulting with its outside legal counsel, that such Takeover Proposal constitutes, or is reasonably likely to result in, a Superior Proposal and (B) after consulting with its outside legal counsel, that the failure to do so would reasonably be expected to constitute a breach of its duties under the MLP Partnership Agreement or applicable law, provided that all such information (other than non-intentional, immaterial omissions therefrom) has previously been provided to Parent or is provided to Parent prior to or concurrently with the time it is provided to such person.

MLP has agreed that from and after January 13, 2021, it will notify Parent promptly (and in no event later than 24 hours after receipt by, or communication to, MLP or its representatives) upon receipt of any Takeover Proposal or inquiry, indication, proposal or offer by any person that would reasonably be expected to result in a Takeover Proposal after January 13, 2021. MLP will promptly provide Parent with the identity of such person, a description of the terms of such Takeover Proposal, inquiry, indication, proposal or offer, and promptly provide to Parent (and in no event later than 24 hours after receipt by, or communication to, MLP or its representatives) unredacted copies of all material correspondence or other material written documentation with respect thereto (and written summaries of any material oral communications). MLP will keep Parent reasonably informed on a prompt basis (24 hours) of any material developments regarding any such Takeover Proposal, inquiry, indication, proposal or offer. In the event that MLP does not provide such notice or information within the required 24-hour period, such failure will not in any circumstance constitute a material breach under the Merger Agreement if MLP provides such notice or information within an additional 24-hour period. However, the failure to provide such notice or information within the additional 24-hour period will not necessarily constitute a material breach under the Merger Agreement.
The MLP Board will be permitted to make any required public disclosure if it determines, after consultation with outside legal counsel, that the failure to do so would reasonably be expected to constitute a breach of its duties under the MLP Partnership Agreement or applicable law. However, this will not be deemed to permit the MLP Board to make an Adverse Recommendation Change. Any public disclosure by MLP or the MLP Board or any committee thereof relating to a Takeover Proposal (other than a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or a statement that the MLP Board has received and is currently evaluating such Takeover Proposal) will be deemed to be an Adverse Recommendation Change by the MLP Board, unless the MLP Board reaffirms the MLP Board Recommendation in such disclosure.

Termination of the Merger Agreement
The Merger Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time (except as otherwise expressly noted):
•	by the mutual written consent of MLP and Parent (which, in the case of MLP, must be approved by the Conflicts Committee);
•	by either MLP or Parent:
○
if the Merger is not consummated on or before July 13, 2021 (the “Termination Date”). However, such right to terminate will not be available to any party if the breach in any material respect by such party of its representations and warranties set forth in the Merger Agreement or the failure in any material respect of such party to perform any of its obligations under the Merger Agreement, including to use its reasonable best efforts to consummate the Transactions as required by and subject to the terms and conditions of the Merger Agreement, has been a primary cause of or resulted in the failure of the Merger to be consummated on or before such date;

○
if a court of competent jurisdiction or other governmental authority has issued a final and non-appealable order, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting any of the Transactions. However, such right to terminate will not be available to any party whose failure to take certain required actions to satisfy the closing conditions and consummate the Transactions resulted in the entry of the order or the taking of such other action;

○	if the special meeting of Common Unitholders (including any adjournments or postponements thereof) has concluded and the MLP Unitholder Approval has not been obtained;
○	at any time prior to the receipt of the MLP Unitholder Approval, if MLP willfully and materially breaches its non-solicitation obligations;
•	by Parent:
○
if MLP or MLP GP has breached any of its representations or warranties or failed to perform any of its covenants or agreements under the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of a closing condition required for Parent and Merger Sub to effect the Merger and (ii) is incapable of being cured prior to the Termination Date, or if capable of being cured, has not been cured by MLP or MLP GP within 30 days after MLP’s receipt of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate the Merger Agreement and the basis for such termination (or in any event has not been cured by the Termination Date). However, Parent will not have the right to terminate the Merger Agreement for such reason if Parent or Merger Sub is then in material breach of any of its material representations, warranties, covenants or agreements under the Merger Agreement;

○	prior to but not after MLP Unitholder Approval is obtained, if the MLP Board (acting on the recommendation of the Conflicts Committee) has made an Adverse Recommendation Change; or
•	by MLP:
○
if Parent or Merger Sub has breached any of its representations or warranties or failed to perform any of its covenants or agreements under the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of certain conditions required for MLP to effect the Merger and (ii) is incapable of being cured prior to the Termination Date, or if capable of being cured, has not been cured by Parent or Merger Sub within 30 days after Parent’s receipt of written notice of such breach or failure to perform from MLP stating MLP’s intention to terminate the Merger Agreement and the basis for such termination (or in any event has not been cured by the Termination Date). However, MLP will not have the right to terminate the Merger Agreement for such reason if MLP is then in material breach of any of its material representations, warranties, covenants or agreements under the Merger Agreement.

For more information regarding the termination of the Merger Agreement, see “The Merger Agreement—Termination of the Merger Agreement.”

Distributions
Until the Effective Time, or the earlier termination of the Merger Agreement, Parent has agreed that MLP may, upon resolution of the MLP Board in accordance with the relevant provisions of the MLP Partnership Agreement, and subject to compliance with applicable law, declare and pay, (i) quarterly distributions on the Preferred Units and (ii) a quarterly distribution on the Common Units with respect to the calendar quarter ended December 31, 2020, for which the record and payment dates fall in the calendar quarter ended March 31, 2021, in a manner consistent with past practice, including with respect to timing.
The Support Agreement
On January 13, 2021, the GP Parent Entities, which beneficially own 21,333,586 Common Units, which represent approximately 30.8% of the outstanding Common Units as of January 25, 2021 (the “Sponsor Units”), and MLP entered into a support agreement (the “Support Agreement”) with Parent. Under the Support Agreement, the GP Parent Entities have agreed to vote the Sponsor Units for approval of the Merger Agreement and any related proposal necessary or desirable for the consummation of the Transactions and against any alternative proposal that is prohibited by the Merger Agreement (unless approved in writing by Parent), subject to certain qualifications as further described in “The Support Agreement.” The Support Agreement terminates on the earliest to occur of: (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the date of any modification, waiver or amendment to the Merger Agreement effected without the consent of either GP Parent Entity that (A) decreases the amount or changes the form of consideration payable to Common Unitholders or (B) otherwise materially adversely affects the interests of such GP Parent Entity, (iv) the mutual written consent of the parties thereto and (v) the Termination Date.
The Support Agreement is attached to this proxy statement as Annex B and is incorporated herein by reference.
For more information, see “The Support Agreement.”
Financing of the Merger
Parent has obtained debt financing commitments from Morgan Stanley Senior Funding, Inc. and Goldman Sachs Bank USA for loans in the aggregate principal amount of $1,700 million, consisting of a $1,500 million senior secured bridge facility and a $200 million senior secured revolving facility to pay, subject to the terms and conditions set forth therein, a portion of the cash purchase price in connection with the Merger, to refinance certain debt of MLP and its subsidiaries, and to pay related fees and expenses. The Merger Agreement does not contain a financing condition. Pursuant to the Merger Agreement, MLP has agreed to use its reasonable best efforts to provide, on a timely basis, at Parent’s and Merger Sub’s sole cost and expense, all customary cooperation reasonably requested by Parent or Merger Sub or any financing source to assist Parent, Merger Sub and their affiliates in causing the conditions to any bank debt financing or any capital markets debt or equity financing deemed necessary or appropriate by Parent or Merger Sub in connection with the consummation of the Transactions.
See “The Merger—Financing of the Merger.”
Accounting Treatment
MLP, as the surviving entity in the Merger, is considered to be the acquirer for accounting purposes. Accordingly, MLP’s net assets will remain recorded at historical cost.
See “The Merger—Accounting Treatment.”
Certain U.S. Federal Income Tax Consequences of the Merger
The exchange of Common Units for Merger Consideration pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. Therefore, a U.S. Holder (as defined below) generally will recognize capital gain or loss equal to the difference, if any, between (i) the Merger Consideration received by the U.S. Holder and (ii) the U.S. Holder’s adjusted tax basis in its Common Units.
See “The Merger—Certain U.S. Federal Income Tax Consequences of the Merger” for a more complete discussion of certain U.S. federal income tax consequences of the Merger. Determining the actual tax consequences of the Merger to you may be complex and will depend on your specific situation. You are urged to consult your tax advisor for a full understanding of the tax consequences of the Merger to you.

Material Marshall Islands Tax Consequences of the Merger
The exchange of Common Units for Merger Consideration pursuant to the Merger by Common Unitholders that are not residents or citizens of the Republic of the Marshall Islands will not be subject to tax in the Republic of the Marshall Islands.
No Dissenters’ Rights
No dissenters’ or appraisal rights are available, or will be available, with respect to the Transactions.
See “The Merger—Dissenters’ Rights.”
Delisting and Deregistration of Common Units
Upon completion of the Merger, the Common Units currently listed on the Nasdaq will cease to be listed on the Nasdaq and will be subsequently deregistered under the Exchange Act.
See “The Merger—Delisting and Deregistration of Common Units.”

Organizational Charts
The following diagrams show the simplified organizational structure of MLP, MLP GP, the Parent Entities and Hygo as of the date of this proxy statement and immediately after the Transactions, the GP Transfer and the Hygo Merger. The consummation of the Hygo Merger is not a condition to the closing of the Merger, and the consummation of the Merger is not a condition to the closing of the Hygo Merger.
As of the date of this proxy statement

Immediately following the closing of the Transactions, the GP Transfer and the Hygo Merger

Stonepeak Infrastructure Fund II Cayman (G) Ltd.
(Stonepeak)
Common Stockholders
Golar LNG Limited
(GP Parent)
6% Ownership Interest
85% Ownership Interest
9% Ownership Interest
New Fortress Energy Inc.
(Parent)
Series A Preferred Unitholders
100% Indirect Ownership Interest
100% Indirect Ownership Interest
NFE International Holdings Limited
(GP Buyer)
100% Indirect Ownership of common units
100% of Preferred Units
100% of GP Units
Hygo Energy Transition Ltd.
(Hygo)
Golar LNG Partners LP
(MLP)

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING
Q:	Why am I receiving these materials?
A:
The MLP Board is soliciting your proxy to vote at the MLP Unitholder Meeting because you owned Common Units at the close of business on January 25, 2021, the record date for the MLP Unitholder Meeting, and, therefore, are entitled to vote at the MLP Unitholder Meeting. This proxy statement, along with a form of proxy, is first being mailed to Common Unitholders on or about February 3, 2021.

Q:	What am I being asked to vote on?
A:
You are being asked to approve the Merger Agreement and the Merger. On January 13, 2021, MLP entered into the Merger Agreement, pursuant to which Merger Sub will, upon the terms and subject to the conditions thereof, merge with and into MLP, with MLP surviving the Merger as an indirect subsidiary of Parent. Concurrently with the consummation of the Merger, and pursuant to the GP Transfer Agreement, GP Buyer will, upon the terms and subject to the conditions thereof, purchase from GP Parent all of the outstanding membership interests in MLP GP. As a result of the Merger, MLP’s Common Units will no longer be publicly traded, and you, as a Common Unitholder, will no longer have any interest in MLP’s future earnings or growth. In addition, upon completion of the Merger, the Common Units will be delisted from the Nasdaq and will be subsequently deregistered under the Exchange Act.

See “The Merger Proposal.”
Q:	Where and when is the MLP Unitholder Meeting?
A:
MLP will hold a special meeting of Common Unitholders on February 24, 2021 at 9:00 AM, Eastern time. The special meeting will be held in a virtual format through a live webcast. We will provide the webcast of the special meeting at www.virtualshareholdermeeting.com/GMLP2021SM. To participate in the virtual meeting, you will need the 16-digit control number included on your notice, proxy card or voting instruction form. We are not holding an in-person meeting.

See “Information about the Special Meeting and Voting.”
Q:	What will I, as a Common Unitholder, receive if the Merger is completed?
A:
At the Effective Time, in accordance with the terms and subject to the conditions set forth in the Merger Agreement, each Common Unit issued and outstanding immediately prior to the Effective Time will (i) be converted into the right to receive the Merger Consideration (i.e., $3.55 per Common Unit), (ii) no longer be outstanding, and (iii) automatically be cancelled and cease to exist.

See “The Merger Agreement—Merger Consideration; Effect of Merger.”
Q:	Will MLP continue to pay quarterly distributions?
A:
Until the Effective Time, or the earlier termination of the Merger Agreement, Parent has agreed that MLP may, upon resolution of the MLP Board in accordance with the relevant provisions of the MLP Partnership Agreement, and subject to compliance with applicable law, declare and pay, (i) quarterly distributions on the Preferred Units and (ii) a quarterly distribution on the Common Units with respect to the calendar quarter ended December 31, 2020, for which the record and payment dates fall in the calendar quarter ended March 31, 2021, in a manner consistent with past practice, including with respect to timing.

See “Market Price of and Distributions on the Common Units.”
Q:	What will holders of MLP Options and MLP Phantom Units receive in the Merger?
A:
Pursuant to the terms of the Merger Agreement, because each outstanding MLP Option has a per Common Unit exercise price that is greater than the Merger Consideration, all of the MLP Options will be cancelled at the Effective Time for no consideration or payment. Holders of MLP Phantom Units will receive an amount in cash equal to the MLP Phantom Unit Consideration, payable as soon as reasonably practicable (but no later than the first payroll date) after the Closing Date.

See “The Merger Agreement—Treatment of MLP Options and MLP Phantom Unit Awards.”

Q:	How does the Merger Consideration compare to the market price of Common Units prior to the execution of the Merger Agreement?
A:
The Merger Consideration represents a premium (i) of approximately 27% over the closing price of the Common Units as of January 12, 2021, which was the last trading day prior to the public announcement of the execution of the Merger Agreement and (ii) of approximately 37.5% over the volume-weighted average closing price of the Common Units for the 20 trading-day period ended January 12, 2021.

Q:	Will the Merger Consideration increase if the price of the Common Units increases above the Merger Consideration?
A:
No. The Merger Consideration is fixed. The Merger Agreement does not contain any provision that would adjust the Merger Consideration (in either direction) based on fluctuations in the trading price of the Common Units.

Q:	How does the MLP Board recommend that I vote?
A:	The MLP Board recommends, based in part upon the recommendation of the Conflicts Committee, that you vote “FOR” the Merger Proposal.
For more information regarding the recommendations of the Conflicts Committee and the MLP Board and the factors they considered, see “The Merger—Recommendations of the Conflicts Committee and the MLP Board; Reasons for Recommending Approval of the Merger Proposal.”
In considering the recommendation of the MLP Board, you should consider that certain of MLP’s officers and directors may have interests in the Transactions that are different from, or are in addition to, those of our Common Unitholders, which interests are described in the section entitled “The Merger—Interests of Certain Persons in the Merger.”
Q:	When do you expect the Merger to be completed?
A:
MLP and Parent are working towards completing the Merger as soon as possible. We currently anticipate the Merger to close in the first half of 2021, but we cannot be certain when or if the conditions of the Merger will be satisfied (or, if permissible under applicable law, waived). The Merger cannot be consummated until the conditions to closing of the Merger are satisfied (or if permissible under applicable law, waived), including approval by holders of a majority of the Common Units of the Merger Proposal (subject to the Cutback) and the receipt of certain regulatory approvals.

Q:	What if the Merger is not completed?
A:
If the Merger Proposal is not approved by the Common Unitholders or if the Merger is not completed for any other reason, you will not receive any consideration for your Common Units in connection with the Merger. Instead, MLP will remain a publicly traded limited partnership, and the Common Units will continue to be listed and traded on the Nasdaq.

Q:	What conditions must be satisfied to complete the Merger?
A:
The consummation of the Merger is subject to the satisfaction or, if permissible under applicable law, waiver of a number of conditions, including, among others: (i) the MLP Unitholder Approval will have been obtained in accordance with applicable law and the MLP Charter and MLP Partnership Agreement; (ii) since January 13, 2021, there will not have been any effect, change, circumstance, development, event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (iii) the Required Regulatory Approvals will have been filed or obtained or shall have occurred, as applicable, in each case, without the imposition of a Burdensome Condition (as defined below); (iv) the relevant parties will have executed and delivered certain agreements to govern the relationship between the parties to the Transactions and the GP Transfer post-closing; (v) MLP will have received and delivered to Parent the third-party consents and approvals listed on the MLP Disclosure Schedule, and all such consents and approvals will remain in full force and effect; and (vi) all conditions to GP Buyer’s obligation to close the GP Transfer under the GP Transfer Agreement will have been satisfied or waived.

For a more complete summary of the conditions that must be satisfied or waived prior to the completion of the Merger, see “The Merger Agreement—Conditions to the Merger.”
Q:	How does Parent plan to finance the Merger?
A:
Parent has obtained debt financing commitments from Morgan Stanley Senior Funding, Inc. and Goldman Sachs Bank USA for loans in an aggregate principal amount of $1,700 million, consisting of a $1,500 million senior secured bridge facility and a $200 million senior secured revolving facility to pay, subject to the terms and conditions set forth therein, a portion of the cash purchase price in connection with the Merger, to refinance certain debt of MLP and its subsidiaries, and to pay related fees and expenses.

Q:	What happens if a third party makes an offer to acquire MLP before the Merger is consummated?
A:
Under the Merger Agreement, until MLP Unitholder Approval has been obtained, MLP may, subject to certain conditions, provide certain information to, and enter into discussions and negotiations with, any third party that submits a Superior Proposal. In response to such a proposal, under certain circumstances, MLP may make an Adverse Recommendation Change (but only after negotiating, and using its reasonable best efforts to cause its financial advisor and outside legal counsel to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement in response to such proposal so that the failure of the MLP Board (acting on recommendation from the Conflicts Committee) to effect such Adverse Recommendation Change would not be inconsistent with its duties under the MLP Partnership Agreement or applicable law) and, if the Merger Agreement is subsequently terminated, enter into a transaction with the third party that submitted the proposal. In that event, MLP may under certain circumstances be required to pay the Termination Fee (as defined below) to Parent.

Q:	What is the record date for the MLP Unitholder Meeting?
A:
The record date for the MLP Unitholder Meeting is January 25, 2021. Only holders of Common Units at the close of business on the record date are entitled to notice of, and to vote at, the MLP Unitholder Meeting.

See “Information about the Special Meeting and Voting.”
Q:	How are votes counted?
A:
Subject to the Cutback, approval of the Merger Proposal requires the approval of holders of a majority of the outstanding Common Units entitled to vote on such matters at the MLP Unitholder Meeting. For the Merger Proposal, you may vote “FOR”, “AGAINST” or “ABSTAIN”. Abstentions will count for the purpose of determining whether a quorum is present but will be counted as a vote cast “AGAINST” the Merger Proposal. Broker non-votes will also be considered present and entitled to vote for purposes of determining the presence of a quorum but will be counted as votes cast “AGAINST” the Merger Proposal. If you fail to submit a proxy or to vote virtually at the MLP Unitholder Meeting, your Common Units will not count for the purpose of determining whether a quorum is present and, like a broker non-vote (if any) or an abstention, will have the same effect as a vote cast “AGAINST” the Merger Proposal.

The MLP Partnership Agreement restricts Common Unitholders’ voting rights by providing that if any person or group owns beneficially more than 4.9% of the outstanding Common Units, any such Common Units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of Common Unitholders, calculating required votes (except for purposes of nominating a person for election to the MLP board), determining the presence of a quorum or for other similar purposes, unless required by applicable law. We refer to this restriction as the Cutback. The voting rights of any such Common Unitholders in excess of 4.9% will effectively be redistributed pro rata among the other Common Unitholders holding less than 4.9% of the voting power of all Common Units. GP Parent, MLP GP, their respective affiliates and persons who acquired more than 4.9% of the Common Units with the prior approval of the MLP Board will not be subject to the Cutback.
If you own Common Units that are directly registered in your name and return a signed proxy card or submit your proxy via the Internet or by telephone but do not indicate how you wish your Common Units to be voted, the Common Units represented by your properly submitted proxy will be voted “FOR” the Merger Proposal.

See “Information about the Special Meeting and Voting.”
Q:	Where can I find the voting results of the MLP Unitholder Meeting?
A:
The preliminary voting results are expected to be announced at the MLP Unitholder Meeting. In addition, promptly following certification of the final voting results, MLP intends to furnish the final voting results to the SEC on a Report on Form 6-K.

Q:	What is the difference between a holder of record of Common Units and a beneficial owner of Common Units?
A:
If your Common Units are registered directly in your name with the transfer agent, Computershare Inc., you are considered the unitholder of record with respect to those Common Units. As the unitholder of record, you have the right to vote by granting your voting rights directly to MLP or to a third party or by voting virtually at the meeting.

If your Common Units are held by a bank, broker or other nominee, you are considered the beneficial owner of Common Units held in “street name”, and your bank, broker or other nominee is considered the unitholder of record with respect to those Common Units. Your bank, broker or other nominee should send you, as the beneficial owner, a package describing the procedure for voting your Common Units. You should follow the instructions provided by them to vote your Common Units. You are invited to attend the MLP Unitholder Meeting; however, you may not vote your Common Units at the meeting unless you obtain a “legal proxy” from your bank, broker, or other nominee that holds your Common Units, giving you the right to vote the Common Units at the meeting.
Q:	If my Common Units are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee vote my Common Units for me?
A:
Your bank, broker or other nominee will only be permitted to vote your Common Units if you instruct your bank, broker or other nominee how to vote. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your Common Units. Banks, brokers or other nominees who hold Common Units in “street name” for customers have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are precluded from exercising their voting discretion with respect to approving non-routine matters, such as the Merger Proposal, and, as a result, absent specific instructions from the beneficial owner of such Common Units, banks, brokers or other nominees are not empowered to vote those Common Units on such non-routine matters. If you do not instruct your bank, broker or other nominee to vote your Common Units, your Common Units will not be voted, and this will have the same effect as a vote cast “AGAINST” the Merger Proposal.

Q:	How many votes do I have?
A:
Subject to the Cutback, (i) you are entitled to one vote for each Common Unit owned by you as of the record date, January 25, 2021 and (ii) as of close of business on January 25, 2021, there were 69,301,636 outstanding Common Units.

Q:	What constitutes a quorum for the MLP Unitholder Meeting?
A:
Subject to the Cutback, the presence, virtually or by proxy, at the MLP Unitholder Meeting of holders of a majority of the outstanding Common Units as of the close of business on the record date will constitute a quorum for the MLP Unitholder Meeting and will permit MLP to conduct the proposed business at the MLP Unitholder Meeting. Common Units registered directly in your name with the transfer agent will be counted as present at the MLP Unitholder Meeting if you (1) are present virtually at the MLP Unitholder Meeting or (2) have submitted and not revoked a properly executed proxy card or have submitted and not revoked your proxy via telephone or the Internet. Proxies received but marked as abstentions will be counted as Common Units that are present and entitled to vote for purposes of determining the presence of a quorum. Broker non-votes will also be considered present at the MLP Unitholder Meeting for purposes of determining the presence of a quorum. If you fail to submit a proxy or vote at the virtual MLP Unitholder Meeting, your Common Units will not count for the purpose of determining whether a quorum is present.

Q:	What do I need to do now?
A:
After carefully reading and considering the information contained in this proxy statement (including its Annexes and the documents referenced under “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference”), please vote by completing, signing and mailing your proxy card or via telephone or the Internet as soon as possible so that your Common Units can be represented at the MLP Unitholder Meeting. Your vote is important. Whether or not you plan to attend the MLP Unitholder Meeting, you should sign and mail your proxy card or submit your proxy via telephone or the Internet at your first convenience. Remember, if you fail to vote your Common Units, that will have the same effect as a vote cast “AGAINST” the Merger Proposal.

Unitholder of Record. If you are a unitholder of record, you may have your Common Units voted on matters presented at the MLP Unitholder Meeting in any of the following ways:
•	by proxy—unitholders of record have a choice of voting by proxy:
○	through the Internet by logging onto the website indicated on the enclosed proxy card and following the prompts using the control number located on the enclosed proxy card;
○	by telephone using the toll-free telephone number listed on the enclosed proxy card and following the prompts using the control number located on the enclosed proxy card; or
○	by signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope; or
•	by attending virtually—you may attend the virtual MLP Unitholder Meeting and cast your vote at the meeting by following the instructions provided on the meeting website during the meeting;
Proxies submitted via the Internet or telephone must be received by 11:59 p.m., Eastern time, on February 23, 2021, which deadline may be extended in the sole discretion of MLP. If you choose to submit a proxy by mailing a proxy card, your proxy card should be mailed in the accompanying prepaid reply envelope, and your proxy card must be received by MLP’s Secretary by the time the MLP Unitholder Meeting begins.
Beneficial Owner. If you are a beneficial owner, you should receive instructions from your bank, broker or other nominee that you must follow in order to have your Common Units voted. Those instructions will identify which of the above choices are available to you in order to have your Common Units voted. Please note that if you are a beneficial owner and wish to vote by attending the virtual MLP Unitholder Meeting, you must provide a “legal proxy” from your bank, broker or other nominee. To attend the virtual MLP Unitholder Meeting (regardless of whether you intend to vote your Common Units at the meeting), you must follow the instructions provided on the meeting website during the meeting.
For additional information regarding how to vote your Common Units, see “Information about the Special Meeting and Voting.”
Q:	What can I do if I change my mind after I have voted my Common Units?
A:	If your Common Units are registered directly in your name with the transfer agent, you may revoke your proxy at any time before it is voted at the MLP Unitholder Meeting by:
•	voting by proxy again prior to the MLP Unitholder Meeting through any of the methods available to you;
•	giving written notice of revocation to MLP’s Secretary, which must be received by the Secretary by the time the MLP Unitholder Meeting begins; or
•	attending the virtual MLP Unitholder meeting and voting your Common Units at the meeting.
If your Common Units are held through a bank, broker or other nominee, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies. If your bank, broker or other nominee allows you to submit your proxy via telephone or Internet, you may be able to change your vote by submitting a proxy again by telephone or Internet.
See “Information about the Special Meeting and Voting.”

Q:	What is a proxy?
A:
A proxy is your legal designation of another person, referred to as a “proxy”, to vote your Common Units. The written document describing the matters to be considered and voted on at the MLP Unitholder Meeting is called a “proxy statement”. A “proxy card” is a document used to designate a proxy to vote your Common Units.

See “Information about the Special Meeting and Voting.”
Q:	If a Common Unitholder gives a proxy, how are Common Units voted?
A:
Regardless of how you choose to vote, the individuals named on the enclosed proxy card will vote your Common Units in the way that you indicate. When completing the Internet or telephone processes or the proxy card, you may specify whether your Common Units should be voted “FOR” or “AGAINST,” or whether you wish to “ABSTAIN” from voting, on all, some or none of the specific items of business to come before the MLP Unitholder Meeting.

If you own Common Units that are directly registered in your name with the transfer agent and return a signed proxy card or submit your proxy via the Internet or by telephone but do not indicate how you wish your Common Units to be voted, the Common Units represented by your properly submitted proxy card will be voted “FOR” the Merger Proposal.
See “Information about the Special Meeting and Voting.”
Q:	What does it mean if I get more than one proxy card?
A:
If you received more than one proxy card, your Common Units are likely registered in different names or with different addresses or are in more than one account. You must separately vote the Common Units shown on each proxy card that you receive in order for all of your Common Units to be voted at the meeting.

See “Information about the Special Meeting and Voting.”
Q:	What happens if I sell my Common Units before the MLP Unitholder Meeting?
A:
The record date for Common Unitholders entitled to vote at the MLP Unitholder Meeting is earlier than both the date of the MLP Unitholder Meeting and the consummation of the Merger. If you transfer your Common Units after the record date of the MLP Unitholder Meeting but before the MLP Unitholder Meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your Common Units and each of you notifies MLP in writing of such special arrangements, you will retain your right to vote such Common Units at the MLP Unitholder Meeting but will transfer the right to receive the Merger Consideration if the Merger is consummated to the person to whom you transfer your Common Units.

See “Information about the Special Meeting and Voting.”
Q:	What happens if I sell my Common Units after the MLP Unitholder Meeting but before the Effective Time?
A:
If you transfer your Common Units after the MLP Unitholder Meeting but before the Effective Time, you will have transferred the right to receive the Merger Consideration if the Merger is consummated to the person to whom you transfer your Common Units. In order to receive the Merger Consideration, you must hold your Common Units through completion of the Merger.

Q:	Who will solicit and pay the cost of soliciting proxies?
A:
MLP has engaged D.F. King & Co., Inc. (“D.F. King”) to assist in the solicitation of proxies for the MLP Unitholder Meeting. D.F. King will be paid approximately $12,500 by MLP for these and other advisory services in connection with the MLP Unitholder Meeting. In addition, MLP has agreed to reimburse D.F. King for certain fees and expenses and will also indemnify D.F. King, and its affiliates and its and their officers, directors, employees, agents, other representatives and controlling persons against certain losses, claims, damages, liabilities and expenses. Forms of proxies and proxy materials may also be distributed through brokers, banks and other nominees to the beneficial owners of Common Units, in which case these parties will be reimbursed for their reasonable out-of-pocket expenses.
See “Information about the Special Meeting and Voting.”
Q:	How will I receive the Merger Consideration to which I am entitled?
A:
Promptly after the Effective Time, the Paying Agent (as defined below) will mail or provide to each holder of record of Common Units certain transmittal materials and instructions for use in effecting the surrender of Common Units to the Paying Agent. If your Common Units are held in “street name” through a bank, broker or other nominee, you should contact your bank, broker or other nominee for instructions as to how to effect the surrender of your “street name” Common Units in exchange for the Merger Consideration.

See “The Merger Agreement—Exchange of Common Units.”
Q:	Am I entitled to dissenters’ or appraisal rights?
A:	No. No dissenters’ or appraisal rights are available, or will be available, with respect to the Transactions.
Q:	What are the expected U.S. federal income tax consequences to a Common Unitholder as a result of the Merger?
A:
The exchange of Common Units for Merger Consideration pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. Therefore, a U.S. Holder (as defined below) generally will recognize capital gain or loss equal to the difference, if any, between (i) the Merger Consideration received by the U.S. Holder and (ii) the U.S. Holder’s adjusted tax basis in its Common Units.

See “The Merger—Certain U.S. Federal Income Tax Consequences of the Merger” for a more complete discussion of certain U.S. federal income tax consequences of the Merger. Determining the actual tax consequences of the Merger to you may be complex and will depend on your specific situation. You are urged to consult your tax advisor for a full understanding of the tax consequences of the Merger to you.
Q:	What are the expected Marshall Islands tax consequences to a Common Unitholder as a result of the Merger?
A:
The exchange of Common Units for Merger Consideration pursuant to the Merger will not result in adverse Marshall Islands tax consequences to Common Unitholders that are neither tax residents nor citizens of the Republic of the Marshall Islands.

Q:	What is “householding”?
A:
The SEC has adopted rules that permit companies and intermediaries (such as brokers or banks) to satisfy the delivery requirements for proxy statements with respect to two or more security holders sharing the same address by delivering a single notice or proxy statement addressed to those security holders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for security holders and cost savings for companies.

Banks, brokers and other nominees with accountholders who are Common Unitholders may be “householding” MLP’s proxy materials. As indicated in the notice provided by these banks, brokers and other nominees to Common Unitholders, a single proxy statement will be delivered to multiple unitholders sharing an address unless contrary instructions have been received from an affected Common Unitholder. Once you have received notice from your bank, broker or other nominee that it will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in “householding” and you prefer to receive a separate proxy statement, please notify your bank, broker or other nominee or contact D.F. King, MLP’s proxy solicitor, by calling toll-free at +1 (877) 478-5040 or write to the following address:
Golar LNG Partners LP
2nd Floor, S.E. Pearman Building

9 Par-la-Ville Road
Hamilton HM 11, Bermuda
Attention: Georgina Sousa, Secretary
Telephone: +1 441 737 0152
Q:	Who can help answer my questions?
A:
If you have any questions about the Merger, need additional copies of this proxy statement or the enclosed proxy card or require assistance in voting your Common Units, you should contact D.F. King, which is assisting us as the proxy solicitation agent in connection with the Merger, as follows:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and Brokers may call: +1 (212) 269-5550
Unitholders may call toll free: +1 (877) 478-5040
golar@dfking.com

RISK FACTORS
In addition to the other information included in this proxy statement, including the matters addressed under the caption titled “Cautionary Statements Regarding Forward-Looking Statements,” you should consider carefully the following risk factors in determining how to vote at the MLP Unitholder Meeting. The following is not intended to be an exhaustive list of the risks related to the Merger and you should read and consider the risk factors described under Part 1, Item 3.D, “Key Information—Risk Factors” of MLP’s Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on April 30, 2020, and incorporated by reference into this proxy statement.
The Merger may not be completed, due to the failure of the parties to achieve the closing conditions or otherwise; such a failure could negatively impact our Common Unit prices, business, financial condition, results of operations, cash flows or prospects.
The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement—Conditions to the Merger,” including, among others, that:
•	MLP Unitholder Approval (as defined below) will have been obtained in accordance with applicable law and the MLP Partnership Agreement;
•
the required authorizations, consents, orders or approvals of, or declarations or filings with, and the expirations or terminations of waiting periods required from, applicable governmental authorities have been filed or have been obtained and will be in full force and effect;

•
no injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority will be in effect enjoining, restraining or otherwise prohibiting consummation of the Merger;

•	MLP will have received and delivered to Parent the applicable third-party consents and approvals, and all such consents and approvals will remain in full force and effect; and
•	All conditions to close the GP Transfer under the GP Transfer Agreement will have been satisfied or waived.
No assurance can be given that each of the conditions will be satisfied. In addition, the Merger Agreement may be terminated under the circumstances described in the section entitled “The Merger Agreement—Termination of the Merger Agreement.” If the conditions are not satisfied or waived in a timely manner and the Merger is delayed, payment of the Merger Consideration will also be delayed.
If the Merger is not completed (including in the case the Merger Agreement is terminated), our ongoing business may be adversely affected. Under such a scenario, MLP’s directors, officers and the employees of its affiliates will have expended extensive time and effort and will have experienced significant distractions from their work, and we will have incurred significant transaction costs, during the pendency of a failed transaction. In addition, our continuing business relationships with business partners and the market’s perceptions of our prospects, could be adversely affected, which could have a material adverse impact on the trading price of MLP’s Common Units.
We could also be subject to litigation related to any failure to complete the Merger. If these risks materialize, our financial condition, results of operations, cash flows or prospects could be materially adversely affected.
Some of our directors and officers have interests that may differ from the interests of our Common Unitholders, and these persons may have conflicts of interest in recommending to our Common Unitholders to approve the Merger Proposal.
Certain of our officers and directors may have interests in the Transactions that are different from, or are in addition to, those of our Common Unitholders, which interests are described in the section entitled “The Merger—Interests of Certain Persons in the Merger.” These interests include, among other things:
•	certain directors and executive officers of MLP hold MLP Phantom Units that will be vested, cancelled and converted into the right to receive the MLP Phantom Unit Consideration;
•	Karl Fredrik Staubo will receive a $1.1 million severance payment in connection with his resignation as the Chief Executive Officer of MLP upon the consummation of the Merger;

•
certain directors and executive officers of MLP are shareholders, or affiliates of shareholders, of GP Parent, which will receive $5,099,188 in cash, which is equivalent to $3.55 per GP Unit owned by MLP GP, in connection with the GP Transfer at the Effective Time;

•
certain directors and executive officers of MLP are shareholders, or affiliates of shareholders, of GP Parent. After consummation of the Hygo Merger, GP Parent will own approximately 18.6 million shares of Parent’s Class A common stock (or approximately 9%, based on the shares of Parent’s Class A common stock outstanding as of January 25, 2021 plus approximately 31.4 million shares of Class A common stock to be issued in connection with the Hygo Merger); and

•	all of the directors and executive officers of MLP will receive continued indemnification for their actions as directors and executive officers after the Effective Time.
Furthermore, some of MLP’s officers and directors are also directors or officers of the GP Parent Entities and their affiliates. The GP Parent Entities and their affiliates own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to the detriment of our Common Unitholders. These interests could cause members of our board of directors or our management to have a conflict of interest in recommending approval of the Merger Proposal.
The fact that there is a merger pending could materially harm our business, results of operations and cash flows.
While the Merger is pending, we are subject to a number of risks that may harm our business, results of operations and cash flows, including:
•	the diversion of management and employee attention from implementing our growth strategy in our existing markets or in new markets that we are targeting;
•	the fact that we have and will continue to incur expenses related to the Merger prior to its closing; and
•	our potential inability to respond effectively to competitive pressures, industry developments and future opportunities.
Our obligation to pay a termination fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other potential acquisition proposals may discourage other potential transactions that may be favorable to our unitholders.
Until the Merger is completed or the Merger Agreement is terminated, with limited exceptions, the Merger Agreement prohibits us from soliciting, encouraging or engaging in negotiations with respect to acquisition proposals or other business combinations. MLP is required to pay to Parent a termination fee of $9,424,849 if the Merger Agreement is terminated (i) by MLP or Parent because (a) the merger is not consummated by July 13, 2021, subject to certain exceptions, or (b) if the MLP Unitholder Meeting (including any adjournments or postponements thereof) has concluded and the MLP Unitholder Approval has not been obtained, or (ii) by Parent due to MLP or MLP’s breach of any of its representations or warranties or failure to perform any of its covenants or agreements under the Merger Agreement, which breach or failure to perform (x) would give rise to the failure of certain conditions to closing relating to certain representations and warranties made by MLP and MLP GP, including the absence of events that have or would reasonably be expected to have a material adverse effect since September 30, 2020, and (y) is incapable of being cured prior to the Termination Date, or if capable of being cured, has not been cured by MLP or MLP GP within 30 days after MLP’s receipt of written notice of such breach or failure to perform, except if Parent or Merger Sub is then in material breach of any of its material representations, warranties, covenants or agreements; provided that (A) a takeover proposal involving 50% or more of MLP’s assets, equity or voting power has been made to the MLP Board or publicly made, proposed or communicated by a third party after the date of the Merger Agreement and not withdrawn prior to the time the Merger Agreement is terminated and (B) within 12 months of the date the Merger Agreement is terminated, MLP consummates or enters into a definitive agreement to consummate or consummates any Takeover Proposal.
MLP must also pay the Termination Fee to Parent if the Merger Agreement is terminated (i) by Parent at any time prior to the receipt of the MLP Unitholder Approval if (a) MLP willfully and materially breaches its non-solicitation obligations or (b) the MLP Board (acting on the recommendation of the Conflicts Committee) makes an Adverse Recommendation Change, or (ii) by MLP or Parent if (x) the Merger has not been consummated by July 13, 2021 or (y) a court of competent jurisdiction or other governmental authority issues a final and non-appealable order, or takes any other action, permanently restraining, enjoining or otherwise prohibiting any of the Transactions if Parent could have terminated the Merger Agreement given MLP’s willful and material breach of its non-solicitation obligations or the MLP Board’s Adverse Recommendation Change. The Merger Agreement also provides for certain notice and good faith negotiation rights in favor of Parent in connection with Superior Proposals received by MLP. These provisions could discourage other companies from proposing alternative transactions that may be more favorable to our Common Unitholders than the Merger.
If the Merger is not consummated by July 13, 2021, either we or Parent may, under certain circumstances that may be beyond our control, choose not to proceed with the Merger.
The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement—Conditions to the Merger” and set forth in the Merger Agreement. The fulfillment of certain of these conditions is beyond our control, such as the receipt of our Common Unitholders’ approval of the Merger, the receipt of Required Regulatory Approvals and the receipt of required third-party consents and approvals. If the Merger has not been completed by July 13, 2021, either we or Parent may generally terminate the Merger Agreement, notwithstanding the prior receipt of the approval of the Merger by our Common Unitholders, except that the right to terminate the Merger Agreement will not be available to any party if the breach in any material respect by such party of its representations and warranties set forth in the Merger Agreement or the failure in any material respect of such party to perform any of its obligations under the Merger Agreement, has been a primary cause of or resulted in the failure of the Merger to be consummated on or before that date.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement and the documents incorporated by reference herein contain “forward-looking statements.” All statements, other than statements of historical fact, included or incorporated by reference in this proxy statement may constitute forward-looking statements. Certain expressions including “believe,” “expect,” “intend,” “anticipate,” “plan,” “projection,” “may” and other similar expressions are intended to identify MLP’s current expectations, opinions, views or beliefs concerning future developments and their potential effect on MLP. While management believes that these forward-looking statements are reasonable when made, there can be no assurance that future developments affecting MLP will be those that it anticipates. The forward-looking statements involve significant risks and uncertainties (some of which are beyond MLP’s control) and assumptions that could cause actual results to differ materially from MLP’s historical experience and its present expectations or projections. Additional information concerning factors that could cause MLP’s actual results to differ can be found in MLP’s filings with the SEC, including MLP’s Annual Report on Form 20-F for the year ended December 31, 2019 and any updates thereto in MLP’s subsequent Reports on Form 6-K, and the section of this proxy statement entitled “Risk Factors”.
Among other risks and uncertainties, there can be no guarantee that the proposed Merger will be completed, or if it is completed, the time frame in which it will be completed. The Transactions are subject to the satisfaction of certain conditions contained in the Merger Agreement. The failure to complete the proposed Merger could adversely affect MLP’s financial condition, results of operations, cash flows or prospects and disrupt certain of MLP’s plans, operations, business and employee relationships.
These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the forward-looking statements contained herein. Other unknown or unpredictable factors could also have material adverse effects on MLP’s future results. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. MLP undertakes no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

THE PARTIES TO THE MERGER
Golar LNG Partners LP
MLP, a Marshall Islands limited partnership, owns and operates FSRUs and LNGCs under long-term charters. In addition, MLP holds the Hilli Interest.
The Common Units are listed on the Nasdaq under the symbol “GMLP.”
The principal executive offices of MLP are located at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda, and its telephone number at that address is +1 (441) 295-4705.
Golar GP LLC
MLP GP, a Marshall Islands limited liability company, is the general partner of MLP.
The principal executive offices of MLP GP are located at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda, and its telephone number at that address is +1 (441) 295-4705.
Golar LNG Limited
GP Parent, a Bermuda exempted company, provides infrastructure for the liquefaction, transportation, regasification and downstream distribution of LNG. Through its subsidiaries, affiliates and joint venture, GP Parent is engaged in the acquisition, ownership, operation and chartering of FLNGs, FSRUs and LNGCs, as well as the development of gas-to-power projects and small-scale LNG distribution operations. The common shares of GP Parent are listed on the Nasdaq under the symbol “GLNG.”
GP Parent has a significant interest in MLP through its ownership of 21,333,586 Common Units, which represent approximately 30.8% of the outstanding Common Units in MLP as of January 25, 2021, all of MLP’s Incentive Distribution Rights and 100% of MLP GP, which owns a 2.0% general partner interest in MLP.
The principal executive offices of GP Parent are located at 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda, and its telephone number at that address is +1 (441) 295-4705.
New Fortress Energy Inc.
Parent, a Delaware corporation, is a global integrated gas-to-power infrastructure company that seeks to use natural gas to satisfy the world’s large and growing power needs. The Class A shares of Parent are listed on the Nasdaq under the symbol “NFE.”
The principal executive offices of Parent are located at 111 W. 19th Street, 8th Floor, New York, New York 10011, and its telephone number at that address is +1 (516) 268-7400.
Merger Sub
Merger Sub, a Marshall Islands limited liability company and an indirect subsidiary of Parent, was formed by Parent solely for the purposes of effecting the Merger. Merger Sub has not conducted any business operations other than those incidental to its formation and in connection with the Transactions. Upon completion of the Merger, Merger Sub will cease to exist as a separate entity.
The principal executive offices of Merger Sub are located at 111 W. 19th Street, 8th Floor, New York, New York 10011, and its telephone number at that address is +1 (516) 268-7400.
GP Buyer
GP Buyer is a private limited company incorporated under the laws of England and Wales, United Kingdom and an indirect subsidiary of Parent.
The principal executive offices of GP Buyer are located at 111 W. 19th Street, 8th Floor, New York, New York 10011, and its telephone number at that address is +1 (516) 268-7400.

THE MERGER
This discussion of the Merger is qualified by reference to the Merger Agreement, a copy of which is attached to this proxy statement as Annex A. You should read the entire Merger Agreement carefully because it is the legal document that governs the Merger.
Effects of the Merger
Pursuant to the Merger Agreement, Merger Sub will, upon the terms and subject to the conditions thereof, merge with and into MLP, with MLP surviving the Merger as an indirect subsidiary of Parent. Concurrently with the consummation of the Merger, and pursuant to the GP Transfer Agreement, GP Buyer will, upon the terms and subject to the conditions thereof, purchase from GP Parent all of the outstanding membership interests in MLP GP.
At the Effective Time, and in accordance with the terms and subject to the conditions set forth in the Merger Agreement and the GP Transfer Agreement, as applicable, (a) each Common Unit issued and outstanding immediately prior to the Effective Time will (i) be converted into the right to receive the Merger Consideration (i.e., $3.55 per Common Unit), (ii) no longer be outstanding, and (iii) automatically be cancelled and cease to exist, (b) MLP’s Incentive Distribution Rights, which are owned by GP Parent, will be automatically cancelled and will cease to exist and no consideration will be delivered in respect thereof; and (c) GP Buyer will pay to GP Parent $5,099,188 in cash, which is equivalent to $3.55 per GP Unit owned by MLP GP, in exchange for all of the membership interests in MLP GP in connection with the GP Transfer.
All Common Units that are owned immediately prior to the Effective Time by MLP as treasury units will be automatically canceled and will cease to exist. No consideration will be provided in exchange for such cancelled Common Units. Each Common Unit owned by any direct or indirect wholly owned subsidiary of MLP, or by Parent or any direct or indirect subsidiary of Parent, will be converted into a proportionate number of common units of the surviving entity.
Each Preferred Unit issued and outstanding immediately prior to the Effective Time will be unchanged and remain outstanding immediately following the Effective Time, and no consideration shall be delivered in respect thereof.
Each issued and outstanding limited liability company interest in Merger Sub immediately prior to the Effective Time will be converted into one common unit of the surviving entity. Each GP Unit issued and outstanding immediately prior to the Effective Time will remain issued, outstanding and unchanged immediately following the Effective Time, such that, immediately following the GP Transfer, the GP Units will be owned indirectly by Parent.
At the Effective Time, each MLP Option granted pursuant to an MLP Plan, whether or not vested, will automatically be vested, cancelled and converted into the right to receive, and the surviving entity will pay to each former holder of any such MLP Option (through the surviving entity’s payroll system, if applicable), an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price per Common Unit of such MLP Option and (ii) the number of Common Units subject to such MLP Option, payable as soon as reasonably practicable (but no later than the first payroll date) after the Closing Date. Pursuant to the terms of the Merger Agreement, at the Effective Time, each MLP Option that has a per Common Unit exercise price that is greater than or equal to the Merger Consideration will be cancelled at the Effective Time for no consideration or payment. Because the exercise prices for all of the outstanding MLP Options are greater than the Merger Consideration, the MLP Options will be cancelled at the Effective Time for no consideration or payment.
At the Effective Time, each MLP Phantom Unit that is outstanding immediately prior to the Effective Time, whether or not vested, will automatically and without any action on the part of the holder thereof, be vested, cancelled and converted into the right to receive, and the surviving entity will pay to each former holder of any such MLP Phantom Unit (through the surviving entity’s payroll system, if applicable), an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of Common Units subject to such MLP Phantom Unit, payable as soon as reasonably practicable (but no later than the first payroll date) after the Closing Date.

Background of the Merger
MLP completed its initial public offering (“IPO”) in April 2011. It was formed by GP Parent as a growth-oriented limited partnership to own and operate FSRUs and LNGCs under long-term charters, defined as charters of five years or more. In connection with the IPO, MLP and GP Parent entered into an omnibus agreement (the “Omnibus Agreement”) pursuant to which, among other things, GP Parent granted certain rights of first offer on LNGCs and FSRUs operating under long-term charters.
At the time of the IPO, MLP’s fleet included four vessels – a 100% interest in FSRUs Golar Spirit and Golar Winter, a 100% interest in LNGC Methane Princess and a 60% interest in LNGC Golar Mazo. Since its IPO, MLP has grown, initially through its acquisition of two additional FSRUs from GP Parent, FSRU Golar Freeze and FSRU NR Satu (acquired in 2011 and 2012 respectively), and then through subsequent acquisitions from GP Parent, including LNGC Golar Grand in 2012, LNGC Golar Maria in 2013, and FSRUs Golar Igloo in 2014 and Golar Eskimo in 2015. In 2018, MLP acquired the Hilli Interest.
In addition to asset acquisitions, MLP has organically grown its revenue backlog through securing additional contracts on its existing fleet. In 2017, it secured a two-year contract for LNGC Golar Grand with an option to extend up to a further seven years, which was extended in 2019 for two years. In 2018, it secured a fifteen-year contract for FSRU Golar Freeze following the expiration of its initial contract, and in 2019 it secured two two-year contracts for another of its LNGCs and one of its FSRUs.
As of December 31, 2020, MLP owned six FSRUs (Golar Freeze, Golar Winter, NR Satu, Golar Igloo, Golar Eskimo and Golar Spirit), four LNGCs (Methane Princess, Golar Mazo (60% owned), Golar Grand and Golar Maria) and the Hilli Interest. The FSRU Golar Spirit has been in cold lay-up since 2017 and the LNGC Golar Mazo has been in lay-up since mid-2020 given the lack of employment opportunities. As of December 31, 2020, the rest of the fleet was operating and contracted and had a total revenue backlog of $1.7 billion.
Between the IPO and January 13, 2021, the date of the public announcement of the Merger (the “Merger Announcement Date”) FSRU charter rates had deteriorated due to, among other factors: (i) an increase in the number of FSRU providers1, (ii) the delivery of a number of speculative FSRU newbuild orders and FSRU conversions between 2011-2017 and (iii) the return of existing FSRUs to the market after they had completed their initial employment contracts. These and other factors have caused the number of FSRUs available for charter to exceed the number of opportunities for FSRU employment, in turn putting pressure on FSRU charter rates as well as resulting in FSRUs trading as LNGCs or entering into lay-up. FSRU specifications have also changed over time, most notably through increases in cargo capacity, fuel efficiency and regasification capacity. As a result of these developments, a number of MLP’s FSRUs are facing an additional risk of lower utilization and lower rates when they roll off their existing contracts.
The LNGC market, which is more volatile in nature, has also seen many of the same developments as the FSRU market, with tight markets moving to overcapacity, and a general trend toward shorter contract terms. In addition, technology has evolved from steamships, to tri-fuel diesel electric (“TFDE”) ships, to today’s modern vessel technologies of M-type, electronically controlled, gas injection (“MEGI”) and low pressure dual fuel two stroke propulsion (“X-DF”)2. All of MLP’s vessels are steamships, placing MLP at a technological disadvantage.
Several of MLP’s FSRU and LNGC charters are approaching the end of their firm contract periods and are exposed to re-contracting risk and potential lay-up time in the next two years. These include the charters for the Golar Grand (which expires in the second quarter of 2021), Golar Igloo (which expires in the fourth quarter of 2021), and NR Satu and Golar Maria (which both expire in the fourth quarter of 2022).
The extent of this risk and the new market reality is best illustrated by MLP’s recent experiences with the smaller, older and less efficient FSRUs Golar Spirit and Golar Freeze and LNGCs Golar Grand and Golar Maria, and the larger, newer and more efficient FSRU Golar Igloo. FSRU Golar Spirit completed her initial charter in mid-2017 and has been in lay-up since. The daily rate achieved in respect of the Golar Freeze, which
[1]	IHS Markit Floating Regasification Datasheet 2020_04_01 reports BW LNG, MOL, Gazprom, Dynagas and Karmol having ordered or converted tonnage after 2011.
[2]
As of December 29, 2020, IHS reports the current LNGC fleet consisting of 250 Steamships, 158 TFDEs, 64 MEGI, 31 X-DF and 138 vessels with other propulsion systems. Before 2008 there were no TFDE vessels operational and before 2015 there were no MEGI/X-DF vessels operational.

was re-chartered in 2018, is close to half of the rate earned on its initial 10-year contract. Rates and contract durations achieved by the recontracted LNGCs Golar Grand and Golar Maria and the FSRU Golar Igloo (despite her age and size advantages) are significantly lower and shorter than the rates earned from, and durations of, their initial long-term contracts.
Capital markets activity for master limited partnerships, like MLP, has also changed since the IPO. The U.S. master limited partnership market saw a surge in new IPO listings, with the number of master limited partnerships rising from 7 transactions in 2010 and peaking at 20 in 2014 and falling back to zero for all of 2020, according to Dealogic. The downward trend of activity with master limited partnerships in the capital markets is also evidenced by lower pricing of equity values. The Alerian MLP index, which tracks the performance of energy master limited partnerships, has declined from 539.85 at its peak in August 2014 to 137.95 as of December 31, 2020. These declines are also reflected in MLP’s Common Unit price, which peaked at $39.00 on September 9, 2014, and closed at $2.79 on January 12, 2021, the day before the Merger Announcement Date. Furthermore, MLP’s yield on its $150 million unsecured NOK bonds (“GOLP02”) traded from 5.42% in October 2019 at its tightest in 2019 to 26.99% on January 12, 2021, the day before the Merger Announcement Date, while MLP’s $250 million unsecured NOK bonds (“GOLP03” and, together with GOLP02, the “NOK bonds”) traded from 7.07% in August 2019 to 21.72% on January 12, 2021. The deteriorating capital markets pricing for MLP equity and debt over a prolonged period has constrained MLP’s ability to grow its existing fleet.
The COVID-19 outbreak and a sharp decline in debt capital markets in early 2020 caused MLP to abandon a planned growth project initiated in the first quarter of 2020 (further described below under “—Timeline of key events since MLP’s strategic review was initiated in the fourth quarter of 2019” and “—Project Mars and NOK bond amendment process”). Simultaneously, MLP had to abandon a planned new bond issuance in the first half of 2020, with proceeds planned to be used to refinance its $150 million GOLP02 NOK bonds which were due to mature in May 2020 and its $250 million GOLP03 NOK bonds which were due to mature in May 2021. Instead, MLP approached the NOK bondholders for amendments to the indentures governing the NOK bonds during April and May 2020. As part of this process, on April 1, 2020, MLP announced a reduction in its quarterly distribution from $0.4042 per Common Unit to $0.0202 per Common Unit for the quarterly period ended March 31, 2020. The amendments to the NOK bonds included an 18-month extension to the maturity date of both NOK bonds, a 185 basis point margin increase from May 2020 for both NOK bonds and amortization payments that commenced on September 30, 2020 and continue through to maturity. MLP has a call option over the NOK bonds at 100% of par until May 2021 and at 105% until maturity thereafter. The amendments also included restrictions on the use of proceeds from any additional financing activities and a cap on distributions to holders of Common Units and GP Units of $0.0808 per annum for the life of the amended bonds.
MLP is currently facing large current debt maturities. In April 2021, a bank facility secured by seven of MLP’s vessels will mature, requiring the payment of $503 million. In addition, MLP’s two NOK bonds are maturing within the next two years, requiring the payment of $132.6 million in November 2021 and $196.9 million in November 2022. Reflecting MLP’s credit outlook, the day before the Merger Announcement Date the NOK bonds were trading at approximately 85.7% and approximately 82.0% of par value, respectively.
As announced to the market on its earnings calls for the second quarter of 2020 on August 13, 2020, and third quarter of 2020 on November 30, 2020, starting in August 2020, MLP engaged in a refinancing process for its seven-vessel secured bank facility maturing in April 2021, with the goal to enter into a new facility of up to $600 million. The debt that MLP aimed to raise in addition to the $503 million due at maturity in April 2021 under the seven-vessel secured bank facility was needed to reduce the amount outstanding under the two unsecured NOK bonds. MLP has worked with its four lead existing secured lenders since August 2020 to negotiate a refinancing term sheet and started long-form bank facility documentation. The existing four lead lending banks indicated their willingness to increase their commitments from a current total of $308 million due to them at maturity in April 2021 to $455 million in a refinancing facility. In November 2020, a bank syndication process led by the four lead lenders and MLP was launched, targeting 20 identified banks. The syndication process only attracted one additional existing lender for an incremental commitment of $50 million, bringing the total commitments to $505 million. The softer than desired outcome of the syndication process was believed to be a result of COVID-19 effects on the bank syndication market, as well as non-subscription of smaller existing lenders, some of whom are exiting the shipping sector. As the bank syndication process covered the maturing amount, but would have been unsuccessful in reducing the refinancing needs for the NOK bonds, the MLP Board and management agreed to extend the syndication process with the lead banks into mid-February 2021, with a postponement of the launch of the contemplated bond refinancing process until the bank syndication was targeted to be completed.
Due to the development of master limited partnership capital markets fundamentals, charter re-contracting risk and refinancing risk, the MLP Board launched a strategic review of structural opportunities to optimize the value of MLP’s vessels and better use MLP’s revenue backlog to maximize long-term unitholder value as announced to the market on October 1, 2019. The focus of the strategic review was reiterated in MLP’s earnings calls and reports in the fourth quarter of 2019 and the first three quarters of 2020. During 2020, these efforts have included a review of potential strategic transactions on asset levels as well as the whole MLP and involved potential growth opportunities for MLP as well as asset or partnership disposal.
Aside from the MLP Board’s strategic review, and among the alternatives further explained under “—Timeline of key events since MLP’s strategic review was initiated in the fourth quarter of 2019”, the board of directors of GP Parent (the “GP Parent Board”) considered a potential acquisition of the outstanding Common Units in MLP for a value equivalent to $3.01 per Common Unit. The GP Parent Board declined to pursue the transaction due to re-contracting and refinancing risk as well as a relative value consideration between GP Parent and MLP.
On August 31, 2020, MLP and Hygo Energy Transition Ltd. (or “Hygo”, formerly known as Golar Power Limited) entered into a cooperation agreement pursuant to which the parties expressed their intent to work together to develop hub-spoke LNG terminal solutions utilizing MLP’s available asset portfolio, where MLP’s assets are technically suitable. The terms and structure of the commercial cooperation would be worked out on a project by project basis, given the customized nature of each potential terminal. As part of the agreement, MLP and Hygo agreed to terminate the existing omnibus agreement between them. The key driver for the cooperation agreement was to increase available re-contracting options and provide an opportunity to potentially earn higher returns than standard FSRU contracts. As of the Merger Announcement Date, no projects under the cooperation agreement had been concluded.
In light of the foregoing, and the factors listed in “—Recommendations of the Conflicts Committee and the MLP Board; Reasons for Recommending Approval of the Merger Proposal” included in this proxy statement, the Conflicts Committee unanimously determined, among other things, to recommend that the MLP Board approve the Merger Agreement and the Merger, and the MLP Board, among other things, unanimously approved the Merger Agreement and the Merger.
Timeline of key events since MLP’s strategic review was initiated in the fourth quarter of 2019
Starting in the fourth quarter of 2019, MLP’s management engaged in various strategic discussions as part of MLP’s evaluation of its structure and strategy. In addition to the strategic review announced on October 1, 2019, this evaluation included discussions with different counterparties regarding possible transactions for the sale of some or all of MLP’s assets, and the potential acquisition of some of GP Parent’s assets. The various discussions occurred on a case by case basis and included MLP management, the MLP Board, the Conflicts Committee, the Conflicts Committee’s financial advisor, Deutsche Bank, and the Conflicts Committee’s legal advisor, Akin Gump Strauss Hauer & Feld LLP (“Akin Gump”). The summary below presents a timeline of key events and processes from the fourth quarter of 2019 until the Merger Announcement Date.
On October 1, 2019, MLP announced that it was engaging in a process to evaluate its structure and strategy in order to maximize long term unitholder value while ensuring MLP was appropriately debt financed.
In October 2019, the Conflicts Committee contacted and engaged Akin Gump as counsel to the Conflicts Committee in connection with its evaluation of strategic alternatives on behalf of MLP. Akin Gump was selected because of, among other things, its knowledge of MLP and its business, its prior representation of the Conflicts Committee, including with respect to the acquisition of the Hilli Interest, and its experience with transactions in the shipping sector.
In October 2019, the Conflicts Committee interviewed two potential financial advisors, including Deutsche Bank, to advise the Conflicts Committee in connection with its strategic review. On October 7, 2019, Deutsche Bank delivered a presentation to the Conflicts Committee regarding its qualifications to represent the Conflicts Committee in connection with MLP’s strategic alternatives process. On October 11, 2019, the Conflicts Committee determined to engage Deutsche Bank as its financial advisor because of, among other things,

Deutsche Bank’s experience with transactions in the FSRU, LNGC and FLNG sectors, its strong investment banking reputation and its experience in advising companies and boards of directors in connection with business combination transactions. In connection with its decision to engage Deutsche Bank, the Conflicts Committee reviewed a memo provided by Deutsche Bank to the Conflicts Committee describing, among other things, certain material investment banking relationships with respect to GP Parent and MLP. The engagement letter between the Conflicts Committee and Deutsche Bank was later signed on December 11, 2019. It contemplated Deutsche Bank’s advising the Conflicts Committee with respect to several possible transactions, including a sale, merger or joint venture, which could include an MLP sale transaction or a transaction involving the sale of specific vessels.
On November 7, 2019, at a meeting of the MLP Board held in Amsterdam, the Netherlands, the MLP Board authorized the Conflicts Committee to engage in a strategic alternative process on behalf of MLP. The Conflicts Committee updated the MLP Board on the status of the engagement of Deutsche Bank in connection with such strategic review.
During November 2019, the Conflicts Committee, with assistance from Akin Gump and Deutsche Bank conducted a due diligence review of MLP in connection with its initial evaluation of strategic alternatives available to MLP and the legal issues that would require consideration in connection with the various types of strategic alternatives potentially available to MLP. The Conflicts Committee examined, among other things, (i) the structure of MLP and its assets, (ii) the structure of MLP’s debt and restrictive covenants set forth therein, (iii) certain rights held by GP Parent with respect to MLP’s assets, including its right of first offer pursuant to the Omnibus Agreement, and (iv) anti-assignment, change of control and other restrictive covenants set forth in various vessel charter and management contracts to which MLP or its subsidiaries were party. On November 26, 2019, the Conflicts Committee held a telephonic meeting with representatives of Akin Gump and Deutsche Bank during which the Conflicts Committee and representatives of Deutsche Bank and Akin Gump reviewed the results of this due diligence investigation and discussed potential next steps with respect to the strategic review. Representatives of Deutsche Bank provided an illustrative overview of the steps involved in a potential sale process, including certain obstacles to marketing MLP’s assets to third party buyers in a competitive process due to the contractual restrictions binding the assets and MLP, including the right of first offer and the anti-assignment and change of control provisions in the existing vessel charter contracts. The Conflicts Committee directed Deutsche Bank to discuss the strategic alternative process with the Chairman of the GP Parent Board, Tor Olav Trøim, including whether GP Parent might be willing to waive its right of first offer. Representatives from Deutsche Bank travelled to London, United Kingdom on January 21, 2020 to meet with MLP Chairman Trøim. The feedback from MLP Chairman Trøim was that GP Parent would be open to waiving its right of first offer should there be interest in MLP at acceptable terms.
MLP Board and management changes since November 2019
On October 1, 2019, Mr. Graham Robjohns announced his resignation as Chief Executive Officer of MLP, effective as of April 30, 2020. Mr. Robjohns had been employed for 20 years in the Golar group of companies.
On May 1, 2020, Mr. Karl Fredrik Staubo was appointed as Interim Chief Executive Officer following Mr. Robjohns’ departure on April 30, 2020.
On May 27, 2020, Mr. Alf Thorkildsen resigned from the MLP Board. Mr. Thorkildsen had also been a member of the Conflicts Committee.
On September 10, 2020, Mr. Neil Glass replaced Mr. Thorkildsen on the MLP Board, following MLP Board authorization on September 9, 2020.
GP Parent Board and management changes since November 2019
On October 1, 2019, Mr. Graham Robjohns announced his resignation as Chief Financial Officer and Deputy Chief Executive Officer of GP Parent, effective as of April 30, 2020.
Mr. Callum Mitchell-Thomson joined GP Parent on April 20, 2020 and was appointed as Chief Financial Officer of GP Parent, effective May 1, 2020.
On November 30, 2020, Mr. Staubo was appointed as Chief Financial Officer of GP Parent following Mr. Mitchell-Thomson’s resignation on November 28, 2020 for personal reasons.

Investor interest in a 49% equity stake in the FSRU Golar Winter
In April 2020, an independent Norwegian investment bank approached MLP management on behalf of a Japanese party (“Party A”) that was interested in investing in floating LNG infrastructure assets on long term charters alongside industrial partners. MLP was approached to see if any of MLP’s FSRUs would be suitable candidates for Party A.
In May 2020, the Norwegian investment bank and Party A identified the FSRU Golar Winter, on charter to Petrobras, as the most suitable candidate to further explore. The Norwegian investment bank started modelling work on the Golar Winter in order to get a valuation indication from Party A.
On June 26, 2020, Party A sent a letter with an indicative interest to purchase 49% of the Golar Winter for $57 million, assuming an outstanding debt balance of $107 million, equating to a 100% vessel enterprise value of $223 million. The bid price was subject to further due diligence and the approval of Party A’s investment committee and the MLP Board.
On July 29, 2020, MLP management updated the MLP Board on Party A’s interest in the FSRU Golar Winter and was given approval to pursue the potential transaction. Any final sale of 49% of the stake would still be subject to final MLP board approval.
During August and September 2020, Party A continued its due diligence on the Golar Winter charter contract as well as the technical specifications of the vessel to enable Party A to prepare investment papers. In September 2020, MLP established a virtual data room to facilitate the due diligence process.
In October 2020, Party A notified MLP that it had not received the necessary internal approvals to acquire the 49% interest in the Golar Winter and the process was terminated.
Golar Freeze charter discussions with Parent
On January 18, 2018, subsidiaries of Parent entered into a 15-year time charter agreement for the Golar Freeze. The charter party commenced under full hire on March 31, 2019. The contract contained certain termination rights available from April 2022. If this termination option is exercised, MLP would have the right to match any potential replacement FSRUs, subject to availability of a similar specification FSRU.
In May and June 2020, Parent engaged in discussions with MLP to investigate the opportunity to either (i) swap the Golar Freeze with a more modern FSRU in the MLP fleet or (ii) terminate the Golar Freeze contract in April 2022. Financial models regarding the economic impact of FSRU specifications comparing Golar Freeze with more modern FSRUs were shared between Parent and MLP.
On June 29, 2020, MLP Chairman Trøim sent a formal letter to Parent proposing to reduce the bareboat element for Golar Freeze’s contract period from $50,000 per day as per the original contract to $32,500 per day with annual inflation adjustments linked to the U.S. Consumer Price Index. It was proposed that the amended contract would be effective from and after October 2020 and that in return the parties would agree to remove all the termination rights through the original contract end date. This would guarantee the life of the contract until April 2034. The letter also left open the possibility for a later swap to a more modern FSRU at terms to be agreed should Jamaica regasification needs exceed those of the capacity of the Golar Freeze. The letter also made reference to potential FSRU availability for the LNGC Golar Mazo as a potential option for an FSRU contract with Parent in Mexico.
On September 28, 2020, Parent sent MLP a notice of intent to terminate the Golar Freeze contract in Jamaica in April 2022. The letter also outlined terms for an intended replacement FSRU, including economics and key specifications for a replacement FSRU. The letter suggested that MLP should offer a comparable replacement FSRU under its right to match for a similar specification by October 28, 2020. If no comparable replacement was offered, Parent would likely pursue a third party’s FSRU for its Jamaica operations.
On September 29, 2020, upon receipt of the intent to terminate letter from Parent, MLP Chairman Trøim contacted Parent’s chairman with a request to withdraw the intent to terminate notification and to re-engage on the Golar Freeze charter rate adjustments discussions held in May and June 2020. Parent agreed to withdraw the intent to terminate letter and to re-engage in discussions on the Golar Freeze and/or potential replacement FSRUs from the MLP fleet, subject to availability.

On October 7, 2020, Parent sent a formal letter retracting its notice of intent to terminate as well as retracting its request for MLP to put forward terms on potential substitution FSRUs under its right to match any potential replacement FSRUs. In the letter, Parent maintained its rights to a potential future termination and/or to request a replacement FSRU in line with the existing contract.
Project Mars and NOK bond amendment process
In January 2020, GP Parent launched an initiative (“Project Mars”) to sell its nine LNGCs (eight TFDE vessels and one steamship) to MLP in a drop-down transaction. The transaction was envisaged to provide growth assets for MLP, to reduce the average age of the MLP fleet and to increase both the size of MLP and its growth prospects.
In mid-January 2020, GP Parent approached Mr. Jeremy Kramer, as Chairman of the Conflicts Committee, and Mr. Graham Robjohns was present with a proposal regarding a potential transaction between GP Parent and MLP pursuant to which MLP would acquire certain assets from GP Parent. As part of the transaction, MLP would seek to refinance the debt associated with seven of the acquired vessels and to assume the existing debt on two vessels. As part of that proposed refinancing, it was contemplated that MLP would use the new proposed secured facility to refinance MLP’s existing seven-vessel secured bank facility maturing in April 2021. The target amount of the debt facility would therefore be approximately $1.25-$1.3 billion. It was contemplated that the consideration to be paid by MLP for the nine-vessel fleet would include a combination of Common Units and convertible preferred equity, under which both the coupon and the conversion ratio were linked to actual shipping rate performance. The final price for the vessel acquisition would be negotiated and determined later in the project.
Following the Conflicts Committee’s consultation with representatives of Deutsche Bank, MLP determined to try to secure the targeted bank refinancing of $1.25-1.3 billion. MLP also determined that Project Mars might be credit enhancing to MLP under certain circumstances but also entailed significant spot LNG charter rate risk, and therefore the bond refinancing process to address the upcoming debt maturities of the NOK bonds was postponed until the conclusion of Project Mars. In January 2020, MLP initiated a bank process targeting $1.25-$1.3 billion to refinance the seven-vessel MLP secured bank facility as well as seven of the nine LNGCs to be acquired from GP Parent in the proposed Project Mars transaction.
On January 22, 2020, the Conflicts Committee held a telephonic meeting also attended by representatives from Akin Gump and Deutsche Bank at which meeting the Conflicts Committee began to consider the issues related to Project Mars. Among other things, the Conflicts Committee determined that it should obtain its own broker valuations with respect to GP Parent’s LNGCs and a valuation of certain of MLP’s vessels.
On January 28, 2020, the MLP Board discussed the merits of Project Mars, noting that it could be credit-enhancing for a subsequent planned refinancing of the NOK bonds. The MLP Board agreed for GP Parent and MLP to work with their respective advisors, including the MLP working through the Conflicts Committee and its financial advisor Deutsche Bank.
On January 30, 2020, GP Parent engaged Citigroup Global Markets Inc. (“Citigroup”) to act as its financial advisor for Project Mars. A preliminary management information package and financial models were shared with both Deutsche Bank and Citigroup by Mr. Robjohns, then Chief Financial Officer of GP Parent and Chief Executive Officer of MLP.
On February 10, 2020, the MLP Board held a meeting in Frankfurt, Germany during which there was further discussion of Project Mars. Representatives of Deutsche Bank attended a portion of the meeting and GP Parent’s advisor Citigroup delivered an update to the Conflicts Committee and Deutsche Bank. The MLP Board was presented with an updated preliminary management information package prepared by MLP management. On February 19, 2020, GP Parent’s advisors, Citigroup, delivered a presentation to the Conflicts Committee and its advisors regarding Project Mars and GP Parent’s initial proposal with respect thereto. Following that presentation, the Conflicts Committee continued to conduct due diligence, with assistance from Deutsche Bank and Akin Gump, including a review of the income profile and related spot charter rate risk of GP Parent’s LNGCs relative to any debt assumed in connection with the contemplated refinancing process.
On February 24, 2020, GP Parent and MLP entered into a mutual non-disclosure agreement with respect to Project Mars.

In March 2020, MLP received credit committee approval from five banks for underwriting a $1.28 billion bank facility for Project Mars, subject to final documentation and syndication as well as to the condition that the maturity of the NOK bonds would be extended by at least three years.
On March 9, 2020, Baker Botts, as counsel to GP Parent, sent an initial draft Purchase, Sale and Contribution Agreement for Project Mars via email to representatives of Akin Gump and Deutsche Bank.
On March 11, 2020, the Conflicts Committee held a telephonic meeting with representatives of Deutsche Bank and Akin Gump during which representatives of Deutsche Bank reviewed certain preliminary financial information regarding Project Mars with the Conflicts Committee.
On March 13, 2020, in light of the capital markets impact from the COVID-19 pandemic and uncertainty in the LNGC spot charter rate market, the Conflicts Committee directed Akin Gump and Deutsche Bank to pause their ongoing work with respect to Project Mars.
On March 25, 2020, the MLP Board held a telephonic meeting. Due to the continued capital markets impact of the COVID-19 outbreak, the MLP Board, MLP and GP Parent management and the five banks proposing to underwrite the $1.28 billion facility intended for Project Mars agreed that the market conditions for the intended Project Mars transaction had been adversely affected and that it was not possible to continue with the contemplated transaction. The MLP Board agreed that an MLP Board meeting was to be reconvened the following week in order to consider feedback received from the wall-crossed bond investors in order to consider the matter further.
On March 31, 2020, following MLP Board authorization, MLP management launched a process to amend MLP’s NOK bonds. DNB Markets, Nordea Bank Abp, Danske Bank, ABN and SEB were appointed as advisors to assist MLP in the amendment process.
On April 1, 2020, MLP summoned a bondholder meeting intended to be held on April 21, 2020.
In the first half of April 2020, following the summons to the bondholder meeting, MLP and its advisors received feedback from certain bondholders with proposed adjustments to the proposed amended NOK bond terms. Following discussions with a majority of the bondholders, on April 17, 2020, MLP released a revised summons to the bondholder meeting, which was to be held on May 5, 2020.
On May 5, 2020, MLP announced bondholder meeting approval of the proposed amendments to the two NOK bonds. The amendments to the NOK bonds included an 18-month extension to the maturity date of both NOK bonds, a 185 basis point margin increase from May 2020 for both NOK bonds and amortization payments that commenced on September 30, 2020 and continue through to maturity.
Project K-9 and GP Parent impairment on MLP unitholding
On May 1, 2020, in connection with the announcement of Mr. Staubo’s appointment as Interim Chief Executive Officer of MLP, MLP Chairman Trøim commented that the MLP Board had initiated a strategic review of MLP with the goal of concluding such strategic discussion within the next year.
Throughout May and June 2020, MLP management continued to provide the Conflicts Committee with updates regarding discussions between GP Parent management and MLP management to explore strategic alternatives for parts or all of MLP.
On May 7, 2020, the Conflicts Committee held a telephonic meeting with representatives of Deutsche Bank and Akin Gump to update them regarding the amendments to the NOK bonds and Mr. Staubo’s appointment as Interim Chief Executive Officer of MLP, and to discuss a timeline for the next steps in the strategic alternatives process. In connection with re-engaging in the strategic alternative process, on May 20, 2020, Akin Gump delivered to the Conflicts Committee a presentation regarding the Conflicts Committee’s duties under the MLP Partnership Agreement in connection with a strategic review and any proposed transaction. On May 21, 2020, Deutsche Bank delivered a presentation to the Conflicts Committee and Mr. Staubo regarding potential strategic options for MLP, as well as preliminary financial information relating to MLP.

On May 27, 2020, the MLP Board held a virtual meeting at which Mr. Staubo presented reviews of MLP’s fleet, debt considerations and chartering status. The MLP Board discussed reengaging in the strategic review process, including a review of a potential transaction with GP Parent. MLP Chairman Trøim also advised the MLP Board that GP Parent was undergoing a similar strategic review and that as part of that review, it was considering proposing a potential transaction with MLP.
On June 5, 2020, the Conflicts Committee held a telephonic meeting attended by representatives of Akin Gump, Deutsche Bank and MLP management during which Mr. Jeremy Kramer, Chairman of the Conflicts Committee, provided updates from the most recent MLP Board meeting, including that both the GP Parent Board and MLP Board had directed the respective companies to undergo a strategic review and that such review may involve the proposal of a transaction between MLP and GP Parent.
At a telephonic meeting of the Conflicts Committee on June 30, 2020, Mr. Staubo updated the Conflicts Committee and representatives of Deutsche Bank and Akin Gump regarding the strategic process, noting that he had been advised that GP Parent was in the process of discussing a potential proposal to purchase MLP, and that if any such transaction were to occur, it would be likely to happen only after the initial public offering of Hygo, which at the time had been planned for early Fall 2020. He further updated the Conflicts Committee that an initial term sheet was in process with the lead lenders that MLP had approached with respect to refinancing its seven-vessel secured bank facility, but that the lenders had requested that MLP wait until the end of the summer of 2020 to discuss MLP’s refinancing in earnest. The Conflicts Committee determined that given the potential transaction with GP Parent, MLP’s refinancing requirements, the change of control complications in the charters in connection with certain types of transactions and GP Parent’s right of first offer under the Omnibus Agreement, it would delay the commencement of a broader strategic process until it had further clarification from GP Parent regarding its intentions with respect to MLP.
On August 13, 2020, as part of GP Parent’s earnings release for the second quarter of 2020, GP Parent announced that, in accordance with US GAAP requirements, it had recorded an accounting impairment on its investment in MLP reflecting the change in the market conditions. GP Parent reduced the value of its investment in the Common Units down to $2.58 per unit, giving rise to an impairment loss recognized in its income statement for the six months ended June 30, 2020 of $136 million.
During the remainder of summer 2020, the Conflicts Committee and MLP management continued to discuss a potential transaction between MLP and GP Parent, including potentially a sale of MLP to GP Parent for cash, or the sale of MLP’s Hilli Interest to GP Parent (which were referred to internally as “Project K-9”), though no formal offer or proposal was made by GP Parent to MLP.
On July 29, 2020, GP Parent management delivered a presentation to the GP Parent Board regarding the merits of GP Parent buying in the remaining issued and outstanding Common Units of MLP not already owned by GP Parent or, alternatively, GP Parent purchasing MLP’s Hilli Interest. The following transactions were put forward by GP Parent management to the GP Parent Board: (i) GP Parent could offer to purchase the Common Units held by the unaffiliated unitholders for $142 million, representing a 10% premium to the then current market price and a gross equity valuation for the Common Units and GP Units of $209 million (equal to a purchase price of $3.01 per Common Unit) or (ii) GP Parent could pay $183 million for MLP’s Hilli Interest. GP Parent management proposed that either transaction would be funded by an issuance of common shares by GP Parent, either as consideration shares for the acquisition(s) or from the capital markets to cash fund the acquisitions. As part of Management’s presentation, they presented a low – base – high case valuation for MLP based on different re-contracting assumptions for the MLP fleet. MLP equity valuations provided ranged from ($170 million) in low case, $118 million in base case and $375 million in high case. These valuations were derived from unlevered discounted cash flows for MLP until the estimated end of the useful lives for MLP’s existing vessels. The large range in MLP valuations provided to the GP Parent Board reflected the uncertainty around re-contracting assumptions associated with the FSRU fleet and re-contracting assumptions associated with Hilli after its current contract expires. As the transactions were to be funded by an issuance of common shares by GP Parent, the GP Parent Board presentation discussed the fact that GP Parent would be issuing shares at a discount to its sum-of-the-parts (“SOTP”) valuation to buy a company (MLP) that was trading at a premium to its base case valuation scenario. The GP Parent Board authorized GP Parent management to engage in discussions with MLP for both options.

On August 17, 2020, GP Parent management refined its low – base – high case valuation range for MLP. These revised valuations increase the valuation range to ($114 million) in low case, $142 million in base case and $443 million in high case. The revised rate estimates and cash flow scenarios were shared with GP Parent’s external advisor on the transaction, Citigroup, on August 17, 2020 and with the Conflicts Committee’s financial advisor, Deutsche Bank, on August 20, 2020.
On August 20, 2020, as part of the Project K-9 process, management of GP Parent and MLP engaged in initial discussions and analysis regarding the possibility of creating an FLNG infrastructure company where GP Parent and MLP would each contribute its pro-rata stakes in their respective ownerships in the Hilli and GP Parent would contribute its stake in FLNG Gimi.
An initial draft of the cooperation agreement between MLP and Hygo to develop LNG terminals from MLP’s existing asset portfolio was sent to the Conflicts Committee for review on August 30, 2020, and the Conflicts Committee provided comments thereto later on August 30, 2020, which were approved by Hygo. As part of the agreement, MLP and Hygo agreed to terminate the existing omnibus agreement between them. On August 30, 2020, the MLP Board met to discuss the cooperation agreement, and the MLP Board approved the cooperation agreement and the related termination of the omnibus agreement.
On August 31, 2020, MLP announced to the market its entry into the cooperation agreement and termination of the omnibus agreement with Hygo.
On September 1, 2020, Mr. Kramer and MLP management had a meeting with Mr. Callum Mitchell-Thomson, then Chief Financial Officer of GP Parent, to discuss GP Parent’s potential interest in acquiring MLP or otherwise acquiring MLP’s Hilli Interest and the rationale for both transactions.
On September 7, 2020, GP Parent and MLP management met with an infrastructure investor familiar with the Golar group to discuss the potential FLNG infrastructure company transaction, but determined not to proceed further.
On September 9, 2020, Mr. Kramer and MLP management engaged in further discussion regarding GP Parent’s proposals, including GP Parent’s re-contracting assumptions, the likelihood of GP Parent making a formal bid to MLP and whether MLP should consider making a counterbid to acquire GP Parent’s FLNG business, including GP Parent’s interest in the Hilli and GP Parent’s FLNG Gimi.
On September 11, 2020, the Conflicts Committee directed Deutsche Bank to conduct financial analysis with respect to the potential sale of MLP’s Hilli Interest to GP Parent and the potential purchase by MLP of GP Parent’s stake in the Hilli from GP Parent. The Conflicts Committee held several meetings in the following days with representatives of Deutsche Bank and Akin Gump to discuss three potential transactions with GP Parent: the sale of MLP’s Hilli Interest to GP Parent, the acquisition by MLP of GP Parent’s interest in the Hilli, and the acquisition by MLP of GP Parent’s interest in both the Hilli and the FLNG Gimi.
On September 24, 2020, the MLP Board held a meeting during which the Conflicts Committee made a brief presentation regarding the three potential strategic options to the rest of the MLP Board, and provided feedback on MLP’s potential disposal of its Hilli Interest to GP Parent. They concluded that the price proposed by GP Parent of $183 million for MLP’s Hilli Interest, or $150 million net of MLP’s share of the in-place Hilli debt swap, was too low, and that such price would need to be higher for MLP to consider such a sale. The MLP Board then discussed the possibility of buying GP Parent’s interest in both the Hilli and the FLNG Gimi. It was agreed that MLP management should continue to work closely with GP Parent to explore all possibilities. The MLP Board also discussed MLP management’s proposal of potentially changing the structure and corporate governance of MLP into a more corporate-like structure. Potential governance changes could include, among others, conversion of GP Units into Common Units, cancellation of the Incentive Distribution Rights, termination of the Omnibus Agreement between GP Parent and MLP and increased independent representation on the MLP Board. It was agreed that such initiatives could be further investigated once debt refinancing was in place.
On September 29, 2020, the GP Parent Board held a meeting at which it concluded that the bid-ask spread between GP Parent and MLP’s FLNG pricing considerations was too far apart to continue discussions. Therefore, the GP Parent Board declared that the discussions to purchase MLP’s Hilli Interest or to sell the GP Parent’s interest in the Hilli and/or FLNG Gimi should be discontinued and no longer pursued by GP Parent. It was also discussed whether Hygo would consider acquiring MLP. The MLP and Hygo Chairman expressed interest in the proposal following the execution of the cooperation agreement between the two companies. However, Stonepeak, the other 50/50 JV partner of Hygo was not supportive of the proposal. As this proposal did not have sufficient support in the board of directors of Hygo, MLP and Hygo decided not to pursue it further. MLP management updated the Conflicts Committee and Deutsche Bank regarding GP Parent’s decision following the GP Parent Board meeting.
During October and November 2020, the Conflicts Committee continued to meet with representatives of Deutsche Bank, Akin Gump, and MLP management to discuss potential transactions with GP Parent, during which Deutsche Bank reviewed preliminary financial information relating to various potential transactions that had been discussed with GP Parent in September. The Conflicts Committee determined to suspend the formal strategic review process given MLP’s need to focus on refinancing the seven-vessel secured bank facility and the NOK bonds and given GP Parent’s focus on issues related to Hygo as well as GP Parent’s right of first offer under the Omnibus Agreement.
The Merger
On November 5, 2020, a subsidiary of Parent and GP Parent signed a confidentiality agreement to discuss potential merger options.
In late November 2020, as part of the ongoing discussions between Parent and Hygo, Parent mentioned an interest in learning more about MLP as a potential acquisition opportunity.
On December 3, 2020, a subsidiary of Parent and MLP signed a mutual confidentiality agreement to share high-level models and to engage in high level due diligence.
From December 5 through 8, 2020, MLP Chairman Trøim informed MLP Board members by telephone that MLP had entered into a confidentiality agreement with a subsidiary of Parent and that the parties were contemplating a meeting in Bermuda on December 9 and 10.
On December 9 and 10, 2020, representatives of Parent, Hygo and MLP met in Bermuda to discuss potential business combinations. All parties agreed that the two potential transactions, (i) a merger of Parent with Hygo and (ii) Parent’s acquisition of MLP, should be treated independently, but with an understanding that the parties would aim to negotiate and announce both transactions at the same time. As MLP is a publicly-listed entity with unitholder governance rights, Parent made it clear that it would only consider a cash offer for all outstanding Common Units and GP Units in a potential transaction. No firm price was discussed, but a principal discussion on the matter concluded that a potential offer by Parent to acquire MLP would have to be (i) at a significant premium to current unit price levels, and (ii) at a satisfactory level to be approved by the Conflicts Committee, as well as recommended by the Conflicts Committee for approval by the MLP Board. Parent noted at that meeting that any further price discussions would be subject to due diligence and negotiations with the Conflicts Committee. It was agreed that the parties should continue to explore the potential transaction and work towards an efficient due diligence process.
On December 12 and 13, 2020, representatives of Parent met with MLP management in London to discuss financial and corporate due diligence of MLP and its assets. The meetings included discussions of MLP’s charter contracts, counterparties to existing contracts, debt facilities and re-contracting and upgrade considerations for the MLP fleet. Parent also confirmed that any offer would not be subject to financing and set forth its acquisition financing plan to MLP management.
On December 14, 2020, MLP Chairman Trøim updated the Conflicts Committee regarding the Bermuda and London meetings with Parent. MLP Chairman Trøim also requested that the Conflicts Committee evaluate the current fair value of MLP in connection with a potential cash offer for MLP by a third party. Later on December 14, 2020, the Conflicts Committee held a meeting during which the Conflicts Committee updated representatives of Deutsche Bank and Akin Gump regarding MLP Chairman Trøim’s requests. The Conflicts Committee and representatives of Deutsche Bank also discussed various factors to consider in connection with determining MLP’s value, including MLP’s current level of debt and challenges and uncertainties associated with MLP’s need to refinance its senior credit facility and its NOK bonds in the very near future, the rollover risk with respect to MLP’s current charters and difficulties that MLP continued to face in finding employment for vessels in lay-up. Mr. Staubo then joined the meeting and provided an update to the Conflicts Committee and representatives of Deutsche Bank and Akin Gump regarding MLP’s progress with respect to commercial discussions with charter counterparties and its refinancing, noting that there was currently a gap between MLP’s targeted refinancing amount and MLP’s refinancing commitments from a potential syndicate of lenders, including most of its existing lenders, and his concern that it could be difficult to obtain the additional targeted refinancing amount within the necessary timeframe. The Conflicts Committee then requested that MLP management send Deutsche Bank MLP’s updated financial model and indicative vessel appraised values.
Also on December 14, 2020, MLP commenced the due diligence process by opening a virtual data room and providing access to Parent and Hygo.
On December 16, 2020, the MLP Board held a telephonic meeting at which MLP Chairman Trøim and MLP management updated the rest of the MLP Board on progress made with Parent, the status of Parent’s due diligence exercise, the target timeline and next steps. The MLP Board authorized the Conflicts Committee to evaluate and negotiate the potential transaction with Parent on behalf of the MLP Board.
Later on December 16, 2020, the Conflicts Committee held a meeting during which the Conflicts Committee updated representatives of Deutsche Bank and Akin Gump regarding the MLP Board meeting of earlier that day, including that MLP Chairman Trøim had advised the MLP Board that Parent was interested in purchasing all of the issued and outstanding equity of MLP in exchange for cash and that the MLP Board had authorized the Conflicts Committee, with assistance from its advisors, to negotiate the proposed transaction directly with Parent on behalf of the MLP Board. Following discussions with representatives of Deutsche Bank and Akin Gump regarding the potential transaction and process, the Conflicts Committee agreed that it would wait for Parent to make an offer and review any such offer in light of various qualitative and quantitative factors.
On December 16, 2020, Parent sent a draft term sheet with respect to the MLP acquisition to MLP Chairman Trøim and MLP management. On December 17, 2020, MLP management forwarded the term sheet to the Conflicts Committee. The non-binding term sheet included a proposal to acquire all of the issued and outstanding Common Units and GP Units of MLP at a purchase price of $3.00 per issued and outstanding Common Unit and GP Unit, and all outstanding Preferred Units for an aggregate price of $138 million, subject to the receipt of necessary antitrust clearances required to consummate the Merger, the receipt of material third-party approvals and consents identified through diligence and certain other customary conditions to closing. Pursuant to the offer, MLP would be bound by a non-solicitation covenant and an unspecified termination fee would be payable upon the occurrence of certain specified events.
On December 18, 2020, the Conflicts Committee held a telephonic meeting attended by representatives of Akin Gump, Deutsche Bank and MLP management. Mr. Staubo answered certain questions from the Conflicts Committee regarding previous discussions between MLP management and Parent with respect to the proposed transaction, and representatives of Deutsche Bank requested that management provide Deutsche Bank with the same valuation and other financial materials (including cash flow projections) that MLP provided to Parent. Akin Gump representatives also reviewed with the Conflicts Committee members the terms of the MLP Partnership Agreement and their obligations thereunder in evaluating and making any determinations with respect to a potential transaction with Parent, including in light of the potential conflicts of interest that could exist between MLP and GP Parent regarding the proposed transaction with Parent.
On December 20, 2020, the Conflicts Committee held another telephonic meeting attended by representatives of Akin Gump and Deutsche Bank during which the participants discussed the proposed terms and conditions of the term sheet. Following the meeting, the Conflicts Committee sent a revised draft of the term sheet to Parent which included, among other things, (i) deletion of the proposed purchase price from the term sheet with respect to the Common Units, the GP Units and the Preferred Units without proposing an alternative amount, (ii) an addition contemplating that consideration for the Common Units and the GP Units would be either cash or a mix of cash and Parent stock, (iii) addition of a 45-day go-shop period during which the MLP Board would have the benefit of customary “fiduciary out”-style provisions that would, among other things, permit the MLP Board to discuss and negotiate unsolicited bids as well as bids received during the go-shop period, and to change its recommendation and choose not to hold a unitholder meeting in the case of a superior proposal or an intervening event, (iv) termination of the support agreement upon a change of recommendation by the MLP Board with respect to the Merger, (v) deletion of the reference to the exclusivity agreement and (vi) clarification that the Merger would not be subject to a financing contingency. As revised, following the go-shop period, MLP would be subject to a customary no-shop covenant with customary “fiduciary out”-style provisions, and would be responsible for paying a termination fee in the event of the wilful and material breach of the no-shop provisions and upon the occurrence of certain other specified events.

On December 21, 2020, the Conflicts Committee and representatives of Deutsche Bank attended a call with Parent to discuss the revised term sheet and explain the proposed changes.
On December 22, 2020, on behalf of Parent, Parent’s counsel Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) sent a revised term sheet to the Conflicts Committee, which included, among other things, (i) a cash purchase price of $3.25 for each issued and outstanding Common Unit and GP Unit, (ii) the cash purchase of all Preferred Units for an unstated amount at closing, subject to due diligence, (iii) a commitment by MLP to hold a meeting of the Common Unitholders as promptly as practicable (and in any event no later than 15 days) following the execution of the Merger Agreement, (iv) the deletion of the termination of the support agreement upon a change of recommendation by the MLP Board with respect to the Merger and deletion of the 45-day go-shop period, (v) a provision contemplating (a) reimbursement by MLP to Parent for its costs and expenses up to an aggregate of 2% of the enterprise value of MLP if the Merger Agreement was terminated because the holders of a majority of the Common Units failed to approve the Merger Agreement at a meeting duly called and held for that purpose, and (b) the payment of a termination fee equal to 4% of the enterprise value of MLP upon the occurrence of certain specified events and (vi) clarification that, subject to satisfactory resolution of refinancing prior to signing the Merger Agreement, any refinancing of MLP’s indebtedness would not be a condition to closing. Also on December 22, 2020, the Conflicts Committee, Parent, MLP management and representatives from Akin Gump, Deutsche Bank and Skadden attended a call during which Parent and Skadden explained their rationale for their revisions to Parent’s updated term sheet.
Later on December 22, 2020, the Conflicts Committee held a telephonic meeting during which Deutsche Bank reviewed preliminary financial information with respect to MLP. Deutsche Bank also discussed with the Conflicts Committee certain other financial considerations based on information provided by MLP management, including (a) MLP’s need to refinance its existing debt and concerns as to whether MLP would be able to meet its targeted refinancing amount, (b) MLP’s interest rate swap liability, (c) the age of the MLP’s vessels and the lack of employment opportunities for its LNG carriers and (d) the fact that certain of MLP’s charters contained change of control provisions which may be triggered by the proposed transaction with Parent. The Conflicts Committee directed MLP management to refresh the financial projections and assumptions to be used by Deutsche Bank in connection with its financial analysis.
On December 23, 2020, Deutsche Bank, at the direction of the Conflicts Committee, sent Parent a revised draft of the term sheet prepared by Akin Gump in consultation with the Conflicts Committee and representatives of Deutsche Bank in response to the draft received from Parent the prior day. Among the changes proposed by the Conflicts Committee were (i) deletion of the reference to $3.25 to be paid for each issued and outstanding Common Unit and GP Unit of MLP, without proposing an alternative amount, (ii) reinsertion of the termination of the Support Agreement upon a change of recommendation by the MLP Board with respect to the Merger, (iii) reinsertion of a 45-day go-shop period to allow MLP to seek alternative bids, (iv) deletion of the obligation to hold a meeting of the Common Unitholders within 15 days of execution of the Merger Agreement, (v) deletion of a provision contemplating reimbursement by MLP to Parent for its costs and expenses if the Merger Agreement is terminated because the holders of a majority of the Common Units fail to approve the Merger Agreement at a meeting duly called and held for that purpose and (vi) revision of the termination fee amount payable by MLP upon the occurrence of certain enumerated events to 3.75% of the equity value of MLP. In transmitting the revised term sheet, at the direction of the Conflicts Committee, Deutsche Bank also indicated that Parent should focus on completing its due diligence, so that the parties could turn to closing out the remaining open points on an expeditious basis.
From December 23, 2020 through January 6, 2021, representatives of Deutsche Bank and MLP management corresponded regarding MLP’s financial projections and certain assumptions that MLP management had relied on in connection with preparing the financial projections, and which it believed Deutsche Bank should take into consideration in connection with its financial analysis, including assumptions regarding (i) the charters and any contract extensions related thereto, (ii) lay-up time for vessels in between charters, (iii) useful lives of the vessels and (iv) other commercial considerations.
On December 24, 2020, Skadden, on behalf of Parent, sent to Akin Gump an initial draft of the Merger Agreement relating to the Merger. The draft Merger Agreement contemplated, among other things (i) a per unit price of $3.50 to be paid with respect to each issued and outstanding Common Unit, (ii) the conversion of each Preferred Unit into a cash amount as part of the closing, (iii) an obligation that MLP and its subsidiaries conduct their businesses in the ordinary course of business, subject to certain limitations on its operations between signing and closing, including the prohibition of the payment of any distribution on MLP’s outstanding Common Units and Preferred Units, (iv) a commitment by MLP to hold a meeting of the holders of Common Units as promptly as practicable following the execution of the Merger Agreement, (v) a no-shop covenant, (vi) a “force the vote” provision that would require MLP to hold a unitholder meeting regardless of a change of recommendation, (vii) a prohibition on the payment of any distributions in respect of any outstanding capital stock of MLP or any of its subsidiaries following signing, (viii) a condition that certain third party consents be obtained prior to closing and (ix) a provision contemplating (a) reimbursement by MLP to Parent for its costs and expenses up to an aggregate of 2% of the enterprise value of MLP if the Merger Agreement is terminated because the holders of a majority of the Common Units fail to approve the Merger Agreement at a meeting duly called and held for that purpose, and (b) payment of a termination fee of 4% of the enterprise value of MLP upon the occurrence of certain enumerated events.
Between December 24, 2020 and January 4, 2021, Parent continued to conduct due diligence related to MLP. On December 27, 2020, MLP management and Parent held an update meeting on the status of due diligence.
On December 28, 2020, the Conflicts Committee held a telephonic meeting with representatives of Akin Gump and Deutsche Bank during which it reviewed material issues presented in Parent’s initial draft of the Merger Agreement. Among the issues discussed were (i) the cash price for the Common Units, (ii) the treatment of the Preferred Units, (iii) the no-shop covenants, (iv) the proposed force the vote provisions, without the right of MLP to terminate the Merger Agreement upon a change of recommendation, (v) the lack of any fall away provisions contemplated to be in the Support Agreement, (vi) the proposed reimbursement by MLP to Parent for its costs and expenses up to an aggregate of 2% of the enterprise value of MLP if the Merger Agreement is terminated because the holders of a majority of the Common Units fail to approve the Merger Agreement at a meeting duly called and held for that purpose, and the payment of a termination fee of 4% of the enterprise value of MLP upon the occurrence of certain enumerated events, (vii) the condition that certain third party consents be obtained as a condition to closing and (viii) the prohibition on the payment of any distributions in respect of any outstanding capital stock of MLP or any of its subsidiaries following signing.
On December 29, 2020, in connection with its review of the term sheet and certain issues set forth therein, the Conflicts Committee engaged Seward & Kissel LLP (“S&K”) to serve as its Marshall Islands local counsel with respect to the proposed transaction between MLP and Parent, and Morris, Nichols, Arsht & Tunnell LLP (“MNAT”) to serve as its Delaware local counsel with respect to the proposed transaction between MLP and Parent.
On December 29, 2020, the Conflicts Committee held a telephonic meeting with representatives of Akin Gump and Deutsche Bank. Representatives of Deutsche Bank updated the Conflicts Committee regarding Parent’s progress with respect to its due diligence, noting that Parent had advised representatives of Deutsche Bank that due diligence was ongoing.
On December 30, 2020, MLP management and Parent discussed the tax structure of MLP’s assets.
On December 31, 2020, on behalf of Parent, Skadden sent Akin Gump an initial draft of a Support Agreement to be entered into by MLP, MLP GP, GP Parent and Parent, pursuant to which the GP Parent Entities would agree to vote their Common Units and GP Units, as applicable, in favor of the Merger Agreement and the Merger, against any merger agreement or merger other than the Merger Agreement and the Merger, and against any amendment to MLP’s certificate of limited partnership that would in any way delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the transactions contemplated thereby, or change in any manner the voting rights of any outstanding class of units of MLP, including in the event of a change of recommendation by the MLP Board. Skadden also sent an initial draft of a Transition Services Agreement (as defined below) for the provision of certain services by GP Parent or its affiliates to MLP post-closing.
On January 4, 2021, the Conflicts Committee held a telephonic meeting with representatives of Deutsche Bank and Akin Gump. Representatives of Deutsche Bank updated the Conflicts Committee that they had spoken with a representative of Parent earlier that day, and that Parent’s due diligence was ongoing. The Conflicts Committee determined not to turn a revised draft of the Merger Agreement back to Parent and its representatives until Parent had completed its due diligence and the Conflicts Committee had resolved certain commercial open items with Parent thereafter. Representatives of Deutsche Bank confirmed that Parent had not requested a financing contingency with respect to the proposed transaction.

On January 6, 2021, representatives from Akin Gump, Baker Botts, S&K, Skadden and Parent’s Marshall Islands local counsel attended a conference call during which they discussed the process and timeline considerations with respect to a proxy statement and special meeting of the holders of MLP’s Common Units.
Later on January 6, 2021, the Conflicts Committee held a telephonic meeting with representatives of Akin Gump and Deutsche Bank during which representatives of Akin Gump updated the Conflicts Committee regarding the attorney call with respect to the process and timeline for the proxy statement. Representatives of Akin Gump also provided an update to the Conflicts Committee regarding (i) the status of negotiation of the Merger Agreement, Support Agreement, and Transition Services Agreement and (ii) antitrust considerations with respect to the proposed transaction with Parent, and representatives of Deutsche Bank advised the Conflicts Committee that MLP management had signed off on the financial model to be used for purposes of Deutsche Bank’s financial analysis.
Following the meeting of the Conflicts Committee, representatives of Deutsche Bank spoke with representatives of Parent, and Parent advised Deutsche Bank that Parent had largely completed its due diligence review and was ready to proceed with resolving the open commercial points. The Conflicts Committee held a follow-up call on the evening of January 6, 2021 to discuss the Conflicts Committee’s proposal with respect to certain unresolved commercial points. Following this call, representatives of Deutsche Bank, at the direction of the Conflicts Committee, sent an email proposal to Parent, which proposal included (i) a purchase price of $3.75 per issued and outstanding Common Unit, (ii) the ability of MLP to pay a regular quarterly distribution to the Common Unitholders for the quarterly period ended December 31, 2020, (iii) the ability of MLP to continue to pay regular distributions with respect to the Preferred Units through closing, (iv) a no-shop covenant subject to retaining the ability of MLP to react to superior unsolicited inbound proposals, (v) a termination fee equal to 3.75% of the purchase equity value of MLP and (vi) the removal of the receipt of certain third party consents as a condition to closing.
On the morning of January 7, 2021, the Conflicts Committee held another meeting with representatives of Akin Gump and Deutsche Bank, at which time representatives of Deutsche Bank updated the Conflicts Committee regarding a conversation with a representative of Parent earlier that morning about the proposal that had been sent to Parent the night before, and that Parent had advised that it was still considering the proposal. Later that day, the Conflicts Committee held another meeting during which representatives of Akin Gump described certain material terms proposed by Parent in its initial draft of the Merger Agreement with the Conflicts Committee, and discussed with the Conflicts Committee potential proposed responses with respect to proposed revisions of certain provisions.
Later on January 7, 2021, the MLP Board held a telephonic meeting. MLP management and the Conflicts Committee updated the MLP Board on the status of the discussions with Parent, the open items list on the term sheet and Merger Agreement, due diligence status and next steps.
Following the MLP Board meeting, the Conflicts Committee held a telephonic meeting with representatives of Akin Gump and Deutsche Bank to update them with respect to the MLP Board meeting. The Conflicts Committee discussed the revised draft of the Merger Agreement to be sent to Parent and its representatives, including Skadden, and the Conflicts Committee directed Akin Gump to hold a conference call with representatives of Skadden prior to sending the revised draft to them in order to preview the changes reflected in the draft.
On the morning of January 8, 2021, Akin Gump sent the revised draft of the Merger Agreement to Skadden on behalf of the Conflicts Committee and MLP, which revised draft included (i) a proposed purchase price of $3.75 per issued and outstanding Common Unit, (ii) a reference to the inclusion of fall-away provisions in the Support Agreement in the event of a change of recommendation by the MLP Board, (iii) a termination fee equal to 3.75% of equity value, (iv) a right of the MLP Board to terminate the Merger Agreement in connection with a change of recommendation (with a corresponding obligation to pay the termination fee upon any such termination), (v) deletion of MLP’s obligation to reimburse Parent for its expenses in the event the meeting of the Common Unitholders of MLP concluded without obtaining the approval of the Merger Agreement by a majority of the holders of Common Units, (vi) revisions to reflect that the Preferred Units would remain outstanding following closing, (vii) a no-shop covenant subject to retaining the ability of MLP to react to superior unsolicited inbound proposals, (viii) the removal of the receipt of certain third party consents as a condition to closing, (ix) a standstill provision prohibiting Parent from acquiring any Common Units after signing, (x) revisions to the interim operating covenants to provide MLP with greater flexibility to operate freely during the period between signing the Merger Agreement and closing and (xi) reduced representations and warranties of MLP and MLP GP and reduced bring-downs of such representations and warranties at closing. Representatives of Akin Gump also updated the Conflicts Committee regarding their call with representatives of Skadden earlier that day.
Following Akin Gump’s transmittal of the revised Merger Agreement to Skadden, representatives of Deutsche Bank spoke with representatives of Parent and agreed that Skadden would provide the Conflicts Committee with an issues list following their review of the revised Merger Agreement.
Between December 15, 2020 and January 8, 2021, MLP management provided Deutsche Bank with indicative third-party appraisals for MLP’s vessels. These indicative appraisals were obtained over the period from October 2020 through January 2021 for various purposes, including vessel refinancing, annual impairment review and annual facility valuation requirements. All valuations were prepared on the basis of a “willing seller and willing buyer” at arm’s length. No physical inspections were made of the vessels in connection with the appraisals. Indicative valuations for the three LNGCs and four FSRUs securing the seven-vessel bank facility were obtained in October 2020 as part of refinance discussions. Additional indicative valuations were also received in January 2021. Indicative valuations for NR Satu and Golar Eskimo were obtained in January 2021 as part of facility annual requirements. No broker valuations were received for the Golar Mazo. On January 8, 2021, MLP management also provided Deutsche Bank with a third-party valuation report for the vessel Hilli, dated September 2020, which was prepared for the purposes of Hilli’s lender’s annual valuation requirement.
On the evening of January 8, 2021, Skadden, on behalf of Parent, sent an email to representatives from Akin Gump and Baker Botts, noting that they had discussed the revised draft of the Merger Agreement with their client and summarizing certain reactions and proposals in response thereto, including (i) a revised purchase price of $3.50 per issued and outstanding Common Unit, (ii) opposition to the concept that GP Parent’s obligations under the Support Agreement would fall away upon a change in recommendation of the MLP Board, (iii) opposition to the concept that MLP would be able to terminate the Merger Agreement in the event of a change of recommendation of the MLP Board, (iv) inclusion of the receipt of certain agreed-upon third party consents as a condition to closing, (v) revisions to the proxy timeline and process to include a 10-day preparation and dissemination period, with the meeting of the Common Unitholders to be held as promptly as practicable following the mailing, and no more than 15 days following such mailing, (vi) acceptance of MLP’s right to make distributions with respect to the Common Units for the period ended December 31, 2020, and with respect to the Preferred Units to the extent provided under the MLP Partnership Agreement, (vii) enhanced limitations on MLP’s ability to operate during the period between signing and closing and (viii) an agreement by Parent to the termination fee of 3.75% of purchase equity value, so long as MLP agreed to Parent’s other proposals set forth in the email.
On the afternoon of January 9, 2021, the Conflicts Committee held a telephonic meeting with representatives of Deutsche Bank and Akin Gump during which they discussed the items identified in the email communication from Skadden.
Later on January 9, 2021, the MLP Board met to hear an update on the proposed merger from MLP management, to ratify all actions taken by the Conflicts Committee and to reaffirm the delegation of authority to the Conflicts Committee to negotiate any transaction between MLP and Parent.
On the evening of January 9, 2021, Skadden sent a revised draft of the Merger Agreement to Akin Gump and Baker Botts for review, which draft included (i) a price per issued and outstanding Common Unit of $3.50, (ii) a covenant that MLP and Parent would each use commercially reasonable efforts to obtain certain third party consents, and provided that the receipt of such consents would be a condition to closing, (iii) deletion of the ability of MLP to terminate the Merger Agreement if the MLP Board changes its recommendation, (iv) a requirement that MLP reimburse Parent for its costs and expenses up to 1% of purchase equity value in the event the Merger Agreement is terminated because the approval of the holders of a majority of the Common Units is not obtained at the meeting of the Common Unitholders, (v) deletion of the reference to the Support Agreement containing fall away provisions in the event of a change in recommendation of the MLP Board, (vi) a revised timeline for mailing the proxy statement to Common Unitholders and holding the special meeting of Common

Unitholders to approve the Merger Agreement and the Merger, (vii) a covenant requiring MLP to take certain tax structure-related reorganizational actions prior to closing and (viii) enhanced representations and warranties of MLP and MLP GP with enhanced bring-downs of such representations and warranties at closing.
Also on the evening of January 9, 2021, Skadden sent an initial draft of the GP Transfer Agreement to Akin Gump and Baker Botts for review.
On January 10, 2021, the Conflicts Committee held a telephonic meeting with representatives of Deutsche Bank and Akin Gump to discuss Parent’s revised draft of the Merger Agreement. Following such meeting, Akin Gump discussed the proposed list of third party consents, the timeline for mailing the proxy statement and holding the special meeting of Common Unitholders, and the deal protection provisions with Skadden and Baker Botts.
Also on January 10, 2021, Baker Botts reviewed the revised Merger Agreement with MLP management, focusing on Parent’s revisions to the representations and warranties, interim operating covenants and financing cooperation covenant.
On the morning of January 11, 2021, the Conflicts Committee, representatives of Akin Gump, management of MLP, and representatives of Baker Botts attended a telephonic call where they discussed certain outstanding issues related to the Merger Agreement. Following such call, on the afternoon of January 11, 2021, Akin Gump sent a revised draft of the Merger Agreement to Skadden, which revised draft included, among other changes (i) a price per issued and outstanding Common Unit of $3.60, (ii) reference to the Support Agreement containing fall away provisions in the event of a change in recommendation of the MLP Board, (iii) a slightly longer proxy statement preparation and dissemination timeline and (iv) reinsertion of the ability of MLP to terminate the Merger Agreement in the event of a change of recommendation of the MLP Board.
On the afternoon of January 11, 2021, Baker Botts, on behalf of GP Parent, sent to Skadden (i) a revised draft of the GP Transfer Agreement with respect to the MLP GP and (ii) revised drafts of the Ship Management Agreements for the MLP vessels. Also on the afternoon of January 11, 2021, Skadden sent to Baker Botts an initial draft of the Tax Indemnification Agreement whereby GP Parent would agree to indemnify and hold harmless Parent (or its subsidiaries) from any losses arising from certain sale-leaseback transactions and a waiver of value added tax importation for the vessel NR Satu.
On the evening of January 11, 2021, representatives of Akin Gump, Baker Botts and Skadden attended a call to discuss outstanding issues in the Merger Agreement. Skadden passed along a proposal from Parent whereby the Merger Agreement would include a “force the vote” provision and GP Parent’s obligations under the Support Agreement would remain in force even after a change in recommendation by the MLP Board, provided, that if there was a change in recommendation by the MLP Board, GP Parent would be required to vote (i) 20% of the Common Units in favor of the Merger Agreement and any other matter that is required to be approved by the Common Unitholders in order to effect the Merger and (ii) the remaining Common Units held by GP Parent in the same proportion that the public votes on the proposal to approve the Merger. The parties also discussed the notice period during which MLP must notify Parent if it or any of its representatives receives any Takeover Proposal (as defined in the Merger Agreement) or any inquiry or offer that would reasonably be expected to result in a Takeover Proposal.
Following such call, Akin Gump, on behalf of the Conflicts Committee, delivered a revised draft of the Support Agreement to Skadden, noting that it was drafted assuming a fall away of the Support Agreement obligations upon a change in recommendation by the MLP Board and that it did not reflect a view with respect to Parent’s proposal as relayed by Skadden on the immediately preceding call.
Also on the evening of January 11, 2021, Baker Botts delivered MLP’s initial draft of MLP’s disclosure schedules to the Merger Agreement to Skadden. Representatives of Baker Botts also attended a call with management of MLP to review the representations and warranties set forth in the current draft of the Merger Agreement.
On the morning of January 12, 2021, Skadden, on behalf of Parent, delivered to Akin Gump and Baker Botts revised drafts of the Merger Agreement and the GP Transfer Agreement. Among the revisions to the Merger Agreement were (i) a purchase price of $3.50 per issued and outstanding Common Unit, (ii) a 24-hour notice period for MLP to notify Parent of the receipt of any Takeover Proposals and (iii) the deletion of MLP’s right to terminate the Merger Agreement upon a change in recommendation of the MLP Board. Skadden also proposed that pursuant to the Transition Services Agreement, MLP will provide monthly compensation to GP Parent for certain post-closing accounting and consultancy services. In addition, Milbank LLP (“Milbank”), on behalf of Parent, delivered to Baker Botts a draft Omnibus Agreement, which contemplated (i) certain guarantee and counter-indemnity obligations of Parent and GP Parent and (ii) management services to be provided to Parent and its subsidiaries by certain subsidiaries of GP Parent pursuant to certain management agreements.
On the afternoon of January 12, 2021, representatives of Deutsche Bank, taking into account the directions of the Conflicts Committee, and a representative of Parent discussed certain open commercial issues relating to the transaction, agreeing on the final Merger Consideration of $3.55 per Common Unit, deletion of MLP’s right to terminate the Merger Agreement upon a change in recommendation of the MLP Board and the changes to the Support Agreement voting mechanism that had been proposed the prior evening by Skadden on behalf of Parent.
Later in the afternoon on January 12, 2021, the Conflicts Committee held a telephonic meeting with representatives of Deutsche Bank and Akin Gump during which Deutsche Bank reviewed its final draft financial analysis with respect to the Merger Consideration to be paid to holders of Common Units and indicated that, based on the current terms of the Merger Agreement, assuming a price of at least $3.50 per Common Unit, Deutsche Bank would, at the appropriate time and upon the request of the Conflicts Committee, be prepared to render an opinion with respect to the fairness of the Merger Consideration to holders of Common Units other than the Excluded Persons.
In the afternoon and early evening of January 12, 2021, representatives of Akin Gump, Baker Botts and Skadden attended calls regarding outstanding legal issues in the Merger Agreement.
Later on January 12, 2021, Skadden, on behalf of Parent, delivered a revised draft of the Support Agreement to Akin Gump and Baker Botts, which included Parent’s proposal that if there was a change in recommendation by the MLP Board, GP Parent would be required to vote (i) 20% of the Common Units in favor of the Merger Agreement and any other matter that is required to be approved by the Common Unitholders in order to effect the Merger and (ii) the remaining Common Units held by GP Parent in the same proportion that the public votes on the proposal to approve the Merger Agreement. Then, Akin Gump, on behalf of the Conflicts Committee, delivered a revised draft of the Merger Agreement and Support Agreement to Skadden. Among the revisions to the Merger Agreement were (i) a purchase price of $3.55 per issued and outstanding Common Unit, (ii) a 24-hour notice period for MLP to notify Parent of the receipt of any Takeover Proposals, with a 24-hour cure period and (iii) a proposed outside date of July 13, 2021. Akin Gump also delivered a revised draft of the Support Agreement to Skadden, with limited changes and agreement with respect to GP Parent’s voting requirements in the event of a change in recommendation by the MLP Board.
On January 12 and 13, 2021, (i) the Conflicts Committee held a telephonic meeting with representatives of Akin Gump and Deutsche Bank during which (A) Akin Gump reviewed the final terms and conditions set forth in the Merger Agreement and Support Agreement with the Conflicts Committee; (B) at the Conflicts Committee's request, Deutsche Bank rendered its opinion with respect to the fairness, from a financial point of view, of the Merger Consideration to be received by holders of Common Units other than Excluded Persons; and (C) the Conflicts Committee unanimously (1) determined that the Merger Agreement and the Merger are in the best interests of MLP, including the Public Unitholders, (2) approved the execution, delivery and performance of the Merger Agreement and consummation of the Merger, which approval constituted “Special Approval” under the MLP Partnership Agreement, (3) determined to recommend that the MLP Board approve the Merger Agreement and the Merger, (4) determined to recommend that the MLP Board submit the Merger Agreement to a vote of the Common Unitholders and (5) determined to recommend to the MLP Board that the MLP Board recommend that the Common Unitholders vote in favor of and approve the Merger Agreement; and (ii) the MLP Board held a meeting in person in Bermuda and approved the Merger and the Merger Agreement.
Later in the morning on January 13, 2021, and following their respective meetings, the parties finalized (1) the Merger Agreement, (2) Support Agreement and (3) GP Transfer Agreement. The respective parties then executed the Merger Agreement, Support Agreement and GP Transfer Agreement, and the proposed Merger was publicly announced to the market.
Recommendations of the Conflicts Committee and the MLP Board; Reasons for Recommending Approval of the Merger Proposal
The Conflicts Committee is a committee of the MLP Board that consists of two members of the MLP Board who meet the independence qualifications for service on a conflicts committee set forth in the MLP Partnership Agreement: Jeremy Kramer and Paul Leand Jr. The MLP Board authorized and empowered the Conflicts

Committee to, among other things, (i) review and to evaluate the terms and conditions of the Merger Agreement and the Merger on behalf of MLP, including the Public Unitholders; (ii) negotiate, or delegate the ability to negotiate to any persons, with any party the Conflicts Committee deems appropriate, with respect to the terms and conditions of the Merger; (iii) determine whether or not to approve the entry by MLP into the Merger Agreement and the consummation by MLP of the Merger, with any such approval to constitute “Special Approval” pursuant to Section 7.17 of the MLP Partnership Agreement; (iv) if appropriate, reject the terms of the Merger Agreement and the Merger that are presented to it; and (v) recommend to the Board any actions to be taken by the Board in connection with the Merger Agreement and the Merger, including whether to approve the Merger.
The Conflicts Committee retained Akin Gump as its legal counsel and Deutsche Bank as its financial advisor in connection with its evaluation of the proposed Merger and the Merger Agreement. The Conflicts Committee, among other things, conducted a review and evaluation of Parent’s proposal and conducted negotiations with Parent and its representatives with respect to the Merger and the Merger Agreement.
On January 12 and 13, 2021, (i) the Conflicts Committee held a telephonic meeting with representatives of Akin Gump and Deutsche Bank during which (A) Akin Gump reviewed the final terms and conditions set forth in the Merger Agreement and Support Agreement with the Conflicts Committee; (B) at the Conflicts Committee's request, Deutsche Bank rendered its opinion with respect to the fairness, from a financial point of view, of the Merger Consideration to be received by holders of Common Units other than Excluded Persons; and (C) the Conflicts Committee unanimously (1) determined that the Merger Agreement and the Merger are in the best interests of MLP, including the Public Unitholders; (2) approved the execution, delivery and performance of the Merger Agreement and consummation of the Merger, which approval constituted “Special Approval” under the MLP Partnership Agreement, (3) determined to recommend that the MLP Board approve the Merger Agreement and the Merger, (4) determined to recommend that the MLP Board submit the Merger Agreement to a vote of the Common Unitholders and (5) determined to recommend to the MLP Board that the MLP Board recommend that the Common Unitholders vote in favor of and approve the Merger Agreement; and (ii) the MLP Board, following a discussion regarding the proposed terms of the Merger Agreement and the Merger and a presentation from the Chairman of the Conflicts Committee regarding its decision process, unanimously (A) determined that the Merger Agreement and the Transactions are in the best interests of MLP, including its Common Unitholders, (B) approved the Merger Agreement and the Transactions, (C) resolved to submit the Merger Agreement and the Merger for approval of the Common Unitholders at a special meeting of the Common Unitholders and (D) resolved to recommend the approval of the Merger Agreement and the Merger by the Common Unitholders.
MLP GP, the MLP Board and the Conflicts Committee have not, including, without limitation, in making the determinations and approvals set forth above, assumed any obligations to MLP or its Limited Partners (whether fiduciary, contractual, implied or otherwise) other than those obligations that may exist pursuant to the MLP Partnership Agreement. Under the MLP Partnership Agreement, whenever (i) MLP GP makes a determination or takes or declines to take any other action in its capacity as the general partner of MLP or (ii) the MLP Board (including the Conflicts Committee) makes a determination or takes or declines to take any other action, then, unless another express standard is provided for in the MLP Partnership Agreement, MLP GP and the MLP Board must make such determination or take or decline to take such other action in good faith and will not be subject to any higher standard under the MLP Partnership Agreement or under applicable law. A determination, other action or failure to act by MLP GP or the MLP Board, and any determination by the Conflicts Committee of whether to provide Special Approval, will in each case be deemed to be in good faith so long as MLP GP, the MLP Board or the Conflicts Committee (as applicable) reasonably believed such determination or other action was in the best interests of MLP. Nothing in this proxy statement or the actions or determinations of MLP GP, the MLP Board or the Conflicts Committee described in this proxy statement should be read to mean that MLP GP, the MLP Board or the Conflicts Committee assumed any obligations to MLP or its Limited Partners (whether fiduciary, contractual, implied or otherwise) other than those obligations that may exist pursuant to the MLP Partnership Agreement. You are urged to read the full text of the MLP Partnership Agreement, which is incorporated by reference into this proxy statement. See the section entitled “Incorporation of Certain Documents by Reference.”
The Conflicts Committee was advised by its financial and legal advisors at each stage of the process and held numerous meetings to discuss and evaluate the Merger, the Merger Consideration and the other terms of the

Merger Agreement. The Conflicts Committee considered various factors in making its determination and approvals with respect to the Merger and the Merger Agreement, and the related recommendation to the MLP Board. The Conflicts Committee viewed the following factors as generally positive or favorable in arriving at its determination, approvals and recommendation:
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the Merger Consideration of $3.55 per Common Unit, which represented a premium of approximately 27% over the closing price of the Common Units of $2.79 on January 12, 2021 (the last trading day before announcement of the proposed Merger) and a premium of approximately 37.5% over the volume weighted average closing price of the Common Units for the 20-trading day period ended January 12, 2021;

•
the Conflicts Committee’s understanding of MLP’s business, operations, financial condition, earnings, prospects and competitive position, the nature of the FSRU, LNG carrier and FLNG sectors in which MLP competes and the risks and uncertainties and challenges facing MLP in those sectors;

•
the Conflicts Committee’s belief, after discussing potential strategic alternatives and MLP’s prospects with MLP management and the Conflicts Committee’s financial advisor for over a year, that the Merger was a superior alternative to MLP’s remaining as a standalone public entity and that the all-cash Merger Consideration represented certainty of value for the Common Units held by the Public Unitholders when compared with risks inherent in MLP’s business plan, which risks include, among others:

○
challenges and uncertainties associated with MLP’s need to refinance (i) $503 million under its senior credit facility due April 2021, (ii) $132.6 million in Norwegian bonds due November 2021 and (iii) $196.9 million in Norwegian bonds due November 2022, including in light of the gap as of the date of the Merger Agreement between MLP’s targeted refinancing amount and MLP’s refinancing commitments from a potential syndicate of lenders including most of its existing lenders, and the Conflicts Committee’s and MLP Board’s concern that it would likely be difficult to obtain the additional targeted refinancing within the necessary timeframe;

○	MLP’s projected capital expenditures, liquidity, leverage and cost of capital and MLP’s limited access to additional capital from debt and equity markets at acceptable rates;
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risks related to the age of MLP’s fleet of LNG carriers and FSRUs, impending expirations of the time charters for several of MLP’s vessels and difficulties faced by MLP in finding employment for vessels that are already idle or in lay-up and in re-deploying vessels following charter terminations;

○
risks related to the contract for the Hilli, including the risk that the customer may choose not to extend the term beyond its expiration in 2026 and the risk that, even if the term is extended, in light of the current gas price environment, the renewal rates and volumes may be lower than under the existing contract, which would result in reduced revenues for MLP from the Hilli; and

○	uncertainty around potential early termination by Parent in April 2022 of the Golar Freeze time charter employment;
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the Conflicts Committee’s understanding of the risks of continuing as a public company controlled by GP Parent, including the risk that GP Parent would not approve alternative transactions or agree to implement structural changes to MLP designed to enhance value for MLP, including the Public Unitholders, and the risk that GP Parent could take other actions that could result in a lower value of MLP, including for the Public Unitholders;

•
the Conflicts Committee’s belief that the Merger Consideration of $3.55 per Common Unit was the highest price that could be obtained from Parent, that the terms of the Merger Agreement were the most favorable terms that Parent would be willing to agree to and that further negotiations would run the risk of causing Parent to abandon the Transactions altogether, in which event MLP would likely lose the opportunity to effect the Transactions and the Public Unitholders would likely lose the opportunity to accept the premium being offered;

•	the fact that the Merger Consideration of $3.55 per Common Unit was the product of extensive negotiations between representatives of the Conflicts Committee at the direction of the Conflicts

Committee, on the one hand, and representatives of Parent, on the other hand, and that the Conflicts Committee successfully negotiated an approximately 18% increase in the Merger Consideration from the $3.00 per Common Unit initially proposed by Parent;
•	the risk that the market price of the Common Units would significantly decrease if there were no transaction with Parent;
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the presentation of Deutsche Bank to the Conflicts Committee on January 12, 2021, and the opinion of Deutsche Bank, dated January 12, 2021, to the Conflicts Committee to the effect that, as of January 12, 2021, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken as set forth in its opinion, the Merger Consideration was fair, from a financial point of view, to the Common Unitholders other than the Excluded Persons (as defined in the opinion of Deutsche Bank), as more fully described below in the section entitled “Opinion of Deutsche Bank Securities Inc., Financial Advisor to the Conflicts Committee”;

•	the opportunity that the Common Unitholders will have to determine by direct vote whether the Merger Agreement and the Merger will be approved;
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the Conflicts Committee’s engagement of its own legal and financial advisors who have knowledge and experience with respect to public company merger and acquisition transactions, advising publicly traded limited partnerships and companies in MLP’s industry generally, as well as familiarity with and experience advising the Conflicts Committee;

•	the terms of the Merger Agreement, principally:
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the provisions allowing the MLP Board (upon recommendation of the Conflicts Committee) to withdraw or change its recommendation of the Merger Agreement in the event of a more favorable competing offer or proposal for MLP or its assets, or under certain changed circumstances, in each case if the MLP Board (upon the recommendation of the Conflicts Committee) makes a good faith determination that the failure to change its recommendation would reasonably be expected to constitute a breach of its duties under the MLP Partnership Agreement or applicable law;

○	the limited conditions to the obligations of Parent to complete the Merger, including the absence of any financing contingency and the exceptions to the material adverse effect closing condition;
○	the fact that the Merger Agreement may only be amended with the written agreement of all parties and that any amendment must be approved by the Conflicts Committee; and
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the other terms and conditions of the Merger Agreement, as discussed in the section entitled “The Merger Agreement,” which the Conflicts Committee, after consulting with its legal counsel, considered to be reasonable and consistent with precedents it deemed relevant;

•
the terms of the Support Agreement, pursuant to which the GP Parent Entities have committed to support the Merger by agreeing to vote the Sponsor Units, which constitute approximately 30.8% of the outstanding Common Units, for approval of the Merger Agreement, unless the MLP Board (upon recommendation of the Conflicts Committee) withdraws or changes its recommendation of the Merger Agreement as permitted by the Merger Agreement, in which case the GP Parent Entities shall vote a number of the Common Units equal to 20% of the outstanding Common Units of MLP to approve the Merger Agreement, and the GP Parent Entities shall vote the remaining Common Units owned by them in a manner that is proportionate to the manner in which the Public Unitholders vote on the Merger Agreement; and

•	the belief of the Conflicts Committee that MLP and Parent will be able to consummate the Merger on the anticipated schedule.

In evaluating the Merger and the Merger Agreement, the Conflicts Committee also considered, among other factors, the following, each of which the Conflicts Committee viewed as generally negative or unfavorable:
•	the expectation that the receipt of Merger Consideration generally will be taxable for U.S. federal income tax purposes to the Public Unitholders to the extent of any gain recognized;
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the risk that, while the Merger is expected to be consummated, certain conditions to completion, such as receipt of specified third party consents and regulatory approvals, are outside of MLP’s control, and there can be no assurance that all conditions to the parties’ obligations to complete the Merger will be satisfied and, as a result, it is possible that the Merger may not be completed;

•	that MLP has incurred and will continue to incur significant transaction costs and expenses in connection with the Merger, whether or not the Merger is completed;
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the potential for disruptions to MLP’s operations following the announcement of the Merger, including the diversion of MLP management and employee attention and the potential disruptive effects on MLP’s day-to-day operations and its relationships with third parties, including its customers and suppliers, which increase the risk that MLP would be unable to continue to execute on its current business plans in the event that the Merger is not consummated;

•	the provisions of the Merger Agreement preventing the ability of MLP to solicit, and limiting the ability of MLP to consider unsolicited, offers from third parties to purchase MLP or its assets;
•	MLP’s inability under the terms of the Merger Agreement to terminate the Merger Agreement to accept a more favorable competing proposal received by MLP;
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the provisions requiring MLP to hold a unitholder meeting as soon as practicable to approve the Merger, even in the event the MLP Board (upon the recommendation of the Conflicts Committee) changes its recommendation with respect to such approval;

•
the fact that the Conflicts Committee was not authorized to and did not conduct an auction process or other solicitation of interest from third parties for the acquisition of MLP or its assets. Since GP Parent indirectly controls MLP, holds a right of first offer with respect to the sale of certain assets of MLP, and by virtue of its ownership of MLP GP has an effective veto over any potential strategic transaction, the Conflicts Committee believed that it was unlikely that the Conflicts Committee could conduct a meaningful process to solicit interest in the acquisition of the assets or control of MLP, without authorization from GP Parent and, in the case of any sale of assets, the waiver of its right of first offer under the Omnibus Agreement;

•
the Merger Agreement’s covenants restricting the conduct of MLP’s business, including, among other things, restricting MLP’s ability (subject to certain exceptions) to enter into new material contracts, incur indebtedness and issue new securities of MLP, without Parent’s consent, which could affect MLP’s performance until the Merger is consummated or abandoned;

•
the fact that (i) if the Merger Agreement is terminated under certain circumstances, including without limitation as a result of the MLP Board changing its recommendation that the Common Unitholders vote in favor of the Merger, MLP will be required to pay Parent a termination fee of $9,424,849 and (ii) if the Merger Agreement is terminated due to the MLP Unitholder Approval not having been obtained following conclusion of the special meeting of Common Unitholders, MLP will be required to pay to Parent for certain out-of-pocket expenses incurred by Parent, Merger Sub and their respective affiliates in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum amount of $2,513,293;

•	the fact that Common Unitholders are not entitled to dissenters’ or appraisal rights under the Merger Agreement, the MLP Partnership Agreement or Marshall Islands law;
•
the fact that Common Unitholders will have no ongoing equity participation in MLP following the Merger, will cease to participate in MLP’s future earnings or growth, if any, and will not participate in any potential future sale of MLP to a third party;

•
the possibility that litigation may arise in connection with the Merger and such litigation may increase MLP’s costs and result in a diversion of management focus from the consummation of the Merger and from MLP’s day-to-day operations and its relationships with third parties, including its customers and suppliers, which increase the risk that MLP would be unable to continue to execute on its current business plans in the event that the Merger is not consummated; and
•
some of the directors and officers of MLP may have interests in the Merger that are different from, or in addition to, the interests of the Common Unitholders generally. Please read “—Interests of Certain Persons in the Merger.”

The foregoing discussion of the information and factors considered by the Conflicts Committee is not intended to be exhaustive, but includes material factors the Conflicts Committee considered. In view of the variety of factors and the quality and amount of information considered, the Conflicts Committee as a whole did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination but conducted an overall evaluation of the Merger. Individual members of the Conflicts Committee may have given different relative considerations to different factors. Overall, the Conflicts Committee believed that the positive factors supporting the Merger outweighed the negative factors it considered.
The explanation of the reasoning of the Conflicts Committee and certain information presented in this section are forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the sections entitled “Cautionary Statements Regarding Forward-Looking Statements” and “Risk Factors.”
In reaching its conclusions regarding the Merger, the MLP Board not only considered the process by which the Conflicts Committee has made its recommendations but also considered the matters described above or considered by the Conflicts Committee. As in the case of the Conflicts Committee, in view of the variety of factors and the quality and amount of information considered, the MLP Board as a whole did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination but conducted an overall review of the Merger. Individual members of the MLP Board may have given different relative considerations to different factors.
Opinion of Deutsche Bank Securities Inc., Financial Advisor to the Conflicts Committee
At the January 12, 2021 meeting of the Conflicts Committee, Deutsche Bank rendered its oral opinion to the Conflicts Committee, subsequently confirmed by delivery of a written opinion dated January 12, 2021, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Deutsche Bank’s opinion, the Merger Consideration of $3.55 per Common Unit was fair, from a financial point of view, to the holders of the outstanding Common Units, excluding the Excluded Persons.
The full text of Deutsche Bank’s written opinion, dated January 12, 2021, which sets forth the assumptions made, procedures followed, matters considered and limitations, qualifications and conditions on the review undertaken by Deutsche Bank in connection with its opinion, is included in this document as Annex C. The summary of Deutsche Bank’s opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank’s opinion was approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and was addressed to, and was for the use and benefit of, the Conflicts Committee and the MLP Board, as to matters on which it is acting on the recommendation of the Conflicts Committee, in connection with and for the purpose of their evaluation of the Merger. Deutsche Bank’s opinion was limited to the fairness of the Merger Consideration, from a financial point of view, to the holders of Common Units, other than the Excluded Persons, as of the date of its opinion. Deutsche Bank’s opinion did not address any other terms of the Merger and GP Transfer, the Merger Agreement or any other agreement entered into or to be entered into in connection with the Merger and GP Transfer, including the GP Transfer Agreement. The Conflicts Committee did not ask Deutsche Bank to, and Deutsche Bank’s opinion did not, address the fairness of the Merger and GP Transfer, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of MLP, including the Preferred Units, the GP Units and the Incentive Distribution Rights, the consideration to be received by GP Parent in connection with the GP Transfer and/or the consideration to be received by GP Parent pursuant to the GP Transfer Agreement relative to the Merger Consideration. Nor did it address the fairness of the contemplated benefits of the Merger and GP Transfer. As the Conflicts Committee was aware, the credit, financial and stock markets had been experiencing unusual volatility and Deutsche Bank expressed no opinion or view as to any potential effects of such volatility on the parties or the Merger. Deutsche Bank expressed no opinion as to the merits of the underlying decision by MLP to engage in the Merger and GP Transfer. Nor did Deutsche Bank express an opinion, and its opinion does not constitute a recommendation, as to how any holder of Common Units, Preferred Units, GP Units or Incentive Distribution Rights should vote or act with respect to the Merger and GP Transfer or any other matter. In addition, Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any party to the Merger Agreement or GP Transfer Agreement, or any class of such persons, in connection with the Merger and GP Transfer, whether relative to the Merger Consideration to be received by the holders of Common Units or otherwise. Deutsche Bank was not requested to, and did not, solicit third party indications of interest in the possible acquisition of all or part of MLP, nor was Deutsche Bank requested to consider, and its opinion does not address, the relative merits of the Merger and GP Transfer as compared to any alternative transactions or business strategies.
In connection with Deutsche Bank’s role as financial advisor to the Conflicts Committee, and in arriving at its opinion, Deutsche Bank reviewed certain publicly available financial and other information (including vessel charter agreements) concerning MLP, and certain internal analyses, financial forecasts and other information relating to MLP prepared by management of MLP and approved for Deutsche Bank’s use by the Conflicts Committee. Deutsche Bank also held discussions with certain senior officers and other representatives of MLP GP regarding the businesses and prospects of MLP. In addition, Deutsche Bank:
•	reviewed the reported prices and trading activity for the Common Units;
•
compared certain financial and stock market information for MLP with, to the extent publicly available, similar information for certain other companies Deutsche Bank considered relevant whose securities are publicly traded;

•	reviewed a draft dated January 12, 2021 of the Merger Agreement and a draft dated January 12, 2021 of the GP Transfer Agreement;
•	reviewed third-party indications of vessel appraised value prepared for MLP’s operating vessel fleet; and
•	performed such other studies and analyses and considered such other factors as Deutsche Bank deemed appropriate.
Deutsche Bank did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it, concerning MLP, including, without limitation, any financial information considered in connection with the rendering of Deutsche Bank’s opinion. Accordingly, for purposes of Deutsche Bank’s opinion, Deutsche Bank, with the knowledge and permission of the Conflicts Committee, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties, vessels or other assets, and did not prepare, obtain or, except as described in this proxy statement, review any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of MLP, Parent, MLP GP, GP Buyer or GP Parent or any of their respective subsidiaries, nor did Deutsche Bank evaluate the solvency or fair value of MLP, Parent, MLP GP, GP Buyer or GP Parent or any other party (or the impact of the Merger and GP Transfer thereon) under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts (including with respect to vessel re-chartering, dry-docking and end-of-useful-life scrap value estimates) made available to Deutsche Bank and used in its analyses, Deutsche Bank assumed with the knowledge and permission of the Conflicts Committee, that such forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of MLP as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they were based.
Deutsche Bank’s opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to Deutsche Bank as of, the date of its opinion. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Deutsche Bank’s opinion of which Deutsche Bank may become aware after the date of its opinion.
For purposes of rendering its opinion, Deutsche Bank assumed with the knowledge and permission of the Conflicts Committee that, in all respects material to Deutsche Bank’s analysis, the Merger will be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to Deutsche Bank’s analysis. Deutsche Bank also assumed with knowledge and permission of the Conflicts Committee that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Merger and GP Transfer will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to Deutsche Bank’s analysis. Deutsche Bank is not a legal, regulatory, tax or accounting expert and relied on the assessments made by MLP and its other advisors with respect to such issues. Representatives of MLP informed Deutsche Bank, and Deutsche Bank further assumed with the knowledge and permission of the Conflicts Committee, that the final terms of the Merger Agreement and the GP Transfer Agreement would not differ from the terms set forth in the drafts that Deutsche Bank reviewed in any respect material to its analysis.
The Conflicts Committee selected Deutsche Bank as its financial advisor in connection with the Merger and GP Transfer based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. Pursuant to an engagement letter between MLP and Deutsche Bank MLP agreed to pay Deutsche Bank fees of approximately $4 million with respect to a sale transaction with Parent, of which $2 million became payable upon the delivery of its opinion (or which would have become payable if Deutsche Bank had advised the Conflicts Committee that it was unable to render an opinion) and the remainder of which becomes payable upon the closing of the Merger. MLP has also agreed to reimburse Deutsche Bank for all reasonable and documented fees, expenses and disbursements of Deutsche Bank’s outside counsel and all of Deutsche Bank’s reasonable and other out-of-pocket expenses incurred in connection with the proposed Merger and GP Transfer or otherwise arising out of the retention of Deutsche Bank, in each case on the terms set forth in the engagement letter. MLP has also agreed to indemnify Deutsche Bank and certain related persons to the full extent lawful against certain liabilities, including certain liabilities arising out of its engagement or the Merger and GP Transfer.
Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided, and are currently providing, investment banking, commercial banking (including extension of credit) and other financial services to Parent and its affiliates for which they have received, and in the future may receive, compensation, including having acted as joint book runner with respect to the initial public offering of Fortress Value Acquisition Corp. III in January 2021, having acted as co-advisor, co-capital markets advisor and placement agent for Fortress Value Acquisition Corp. in connection with its acquisition of MP Mine Operations LLC in November 2020, having acted as joint book runner with respect to a $950 million term loan facility for Fortress Capital Investors LLC in September 2020 (aggregate commitment approximately $367 million), having acted as joint book runner in connection with the initial public offering of Fortress Value Acquisition Corp. II in August 2020, having acted as joint book runner with respect to the initial public offering of Fortress Value Acquisition Corp. in May 2020, and having acted as co-advisor and co-capital markets advisor to Mosaic Acquisition Corp. in connection with its acquisition of Vivint Smart Home, Inc. in January 2020, and for which the DB Group has received aggregate fees of approximately €24 million since January 1, 2019. In addition, one or more members of the DB Group have, from time to time, provided other financial services to GP Parent or its affiliates for which they have received, and in the future may receive, compensation and for which the DB Group has received fees of less than €25,000 since January 1, 2019. The DB Group may also provide investment and commercial banking services to Parent, the GP Parent Entities and their respective affiliates in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Parent, the GP Parent Entities and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.
Summary of Material Financial Analyses
The following is a summary of the material financial analyses contained in a presentation that was made by Deutsche Bank to the Conflicts Committee on January 12, 2021 and that were used in connection with rendering its opinion described above.

The following summary, however, does not purport to be a complete description of the financial analyses performed by Deutsche Bank, nor does the order in which the analyses are described represent the relative importance or weight given to the analyses by Deutsche Bank. Some of the summaries of the financial analyses below include information presented in tabular format. In order to fully understand the analyses, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Deutsche Bank’s analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Deutsche Bank’s analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 11, 2021, and is not necessarily indicative of current market conditions.
In preparing its analyses, Deutsche Bank utilized calculations of, among other things, (i) total enterprise value (“TEV”), calculated as equity value plus net debt, plus preferred equity plus non-controlling interests, as applicable, and (ii) earnings before interest, taxes, depreciation and amortization (“EBITDA”). For purposes of its analysis, Deutsche Bank calculated net debt as total debt of approximately $1.667 billion, including MLP’s 50% share of the contractual debt of the entity that owns the Hilli, less approximately $228 million of cash, cash equivalents and restricted cash, in each case as of September 30, 2020 based on information provided by MLP management. Debt and cash balances as of September 30, 2020 were each calculated on a pro forma basis reflecting a $5 million draw on MLP’s revolving credit facility in November 2020.
Discounted Cash Flow Analysis
Deutsche Bank performed a discounted cash flow (“DCF”) analysis using financial forecasts and other information and data provided by management of MLP to calculate ranges of implied value per Common Unit. In performing the discounted cash flow analysis, Deutsche Bank applied a range of discount rates of 7.0% to 8.0% to unlevered free cash flows expected to be generated by MLP during calendar years 2021 through 2054, using the mid-year convention. Deutsche Bank derived the foregoing range of discount rates by utilizing a weighted average cost of capital analysis based on certain financial metrics, including betas, for MLP and the four LNG MLPs described under “Trading Multiples Analysis” below. For purposes of its financial analysis, Deutsche Bank (i) calculated unlevered free cash flow as (a) revenue, less (b) vessel operating expenditures, less (c) general and administrative expenses, less (d) capital expenditures, net of scrap value, less (e) taxes and other expenses, in each case as provided by management of MLP and (ii) assumed that MLP’s vessel assets will be scrapped at the end of their useful lives.
Deutsche Bank then calculated a range of implied equity values per Common Unit by subtracting MLP’s net debt, preferred equity of approximately $133 million and non-controlling interests of approximately $82 million, each as of September 30, 2020, from the range of present value of the estimated unlevered free cash flows, and dividing such amounts by 70,796,987 fully diluted units representing limited and general partner interests, based on Common Units, GP Units and MLP Phantom Units (which MLP sometimes also refers to as restricted stock units), all as provided by management of MLP, to derive a range of implied value per Common Unit of $1.81 to $3.40. Deutsche Bank compared this range of implied value per Common Unit with the Merger Consideration of $3.55.
Indicative Appraised Values
Deutsche Bank calculated a range of implied values of the Common Units from ranges of estimated indicative appraised values of MLP’s vessels received by MLP from third-party brokers (as described in “—Background of the Merger—The Merger”). In performing this analysis, Deutsche Bank reviewed third-party broker indicative vessel appraised values for all of MLP’s 11 vessels, including the Hilli Interest, received by MLP. Deutsche Bank then calculated the range of total indicative appraised value of such vessels, adjusting the value of Hilli for the percentage of such asset owned by MLP. Deutsche Bank then calculated a range of implied value per Common Unit by subtracting MLP’s net debt, preferred equity, and non-controlling interests, each as of September 30, 2020, to calculate an implied equity value, and dividing such amount by 70,796,987 fully diluted units representing limited and general partner interests, based on Common Units, GP Units and MLP Phantom Units (which MLP sometimes also refers to as restricted stock units), all as provided by management of MLP, to derive a range of implied value per Common Unit of $2.20 to $5.01 excluding the impact of approximately $75 million of interest rate swaps liability as of December 4, 2020 as provided by management of MLP, or $1.13 to $3.95 taking into account such liability. Deutsche Bank compared these ranges of implied value per Common Unit with the Merger Consideration in the Merger of $3.55.

Additional Valuation Analysis
Deutsche Bank observed certain additional information that was not considered part of Deutsche Bank’s financial analysis with respect to its opinion but was noted for informational purposes and shared with the Conflicts Committee, including the following items.
•
Equity Research Analyst Estimates. Deutsche Bank reviewed publicly available one-year forward price targets for Common Units published by six equity research analysts since November 30, 2020. These estimates ranged from a low of $2.50 to a high of $5.00 per Common Unit. Deutsche Bank excluded a $12.00 price target published by one analyst. Deutsche Bank noted that, the present value ranged from $2.26 to $4.57 per Common Unit applying a range of discount rates from 9.5% to 10.5%. Deutsche Bank derived the foregoing range of discount rates by utilizing a 12.5% to 13.5% range of illustrative cost of equity based on the same weighted average cost of capital analysis described under “Discounted Cash Flow Analysis” above minus MLP’s 3% current Common Unit distribution yield.

•
Historical Trading Ranges. Deutsche Bank reviewed the historical closing prices for the Common Units over the three-year period prior to January 11, 2021, and the period from April 1, 2020, the date on which the MLP announced a 95% distribution cut, through January 11, 2021. Deutsche Bank noted that the historical closing prices for the Common Units during the period between April 1, 2020 and January 11, 2021 ranged from a low of $1.60 per Common Unit to a high of $3.42 per Common Unit. Deutsche Bank also noted that the 52-week high closing price of the Common Units for the period ended January 11, 2021, was $8.69 per Common Unit on January 16, 2020.

•
Trading Multiples Analysis. Deutsche Bank compared certain financial information and commonly used valuation measurements for MLP to corresponding information and measurements of seven publicly traded LNG shipping companies that Deutsche Bank considered relevant. In determining the universe of selected companies, Deutsche Bank considered a variety of factors, based on publicly available information, including, but not limited to, similarity in company vessel portfolio, size and geographic exposure. However, because of the inherent differences between the businesses, operations, vessel assets (including vessel ages and types) and prospects of MLP and those of the selected companies, Deutsche Bank believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results in its analysis. Accordingly, Deutsche Bank also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of MLP and the selected companies that could affect the values of MLP in order to provide a context in which to consider the results of the quantitative analysis for MLP.

To calculate the trading multiples for the selected companies, Deutsche Bank used publicly available information concerning historical and projected financial performance, including published historical financial information and forecasted estimates based on widely used industry data and research providers and public filings made by the selected companies. Using such financial information, Deutsche Bank reviewed for each of the following companies, among other things, TEV as a multiple of estimated 2021 EBITDA.
Company	TEV/2021 EBITDA
LNG MLPs:
Teekay LNG Partners L.P.	7.3x
Höegh LNG Partners LP	8.1x
Gaslog Partners LP	8.9x
Dynagas LNG Partners LP	8.4x
LNG C-Corps:
Gaslog Ltd	10.0x
Golar LNG Limited	13.3x
Höegh LNG Holdings Ltd	8.4x
MLP	5.8x
MLP including Hilli	6.3x
Based upon the results of the LNG MLP peers, Deutsche Bank developed a range of multiples to apply to MLP’s projected 2021 EBITDA based on information provided by management of MLP and calculated an implied price per Common Unit using (i) a range of multiples of estimated 2021 EBITDA of 5.25x to 6.25x for MLP excluding the Hilli Interest and (ii) a range of multiples of 7.0x to

8.0x to estimated 2021 EBITDA for Hilli (resulting in a blended multiple range of 5.7x to 6.7x). Deutsche Bank then calculated the implied equity value and divided such amount by 70,796,987 fully diluted units representing limited and general partner interests based on Common Units, GP Units and MLP Phantom Units (which MLP sometimes also refers to as restricted stock units), all as provided by management of MLP, to derive a range of implied value per Common Unit of $0.76 to $5.00.
•
Transaction Premia Analysis. Deutsche Bank reviewed publicly available information relating to 61 transactions announced since January 2015 involving publicly traded limited partnerships with transaction values in excess of $100 million, which are referred to as the “selected transactions”.

With respect to each selected transaction, Deutsche Bank calculated the premium of the per-unit or share consideration paid in such transaction, based on (in the case of transactions involving equity consideration) the applicable closing price of the acquirer’s common equity one day prior to the announcement of the transaction, to the closing price of the target’s common equity on the trading day prior to the announcement of the transaction (or, where applicable, prior to the date on which a leak or other disclosure of the potential transaction affected the price of the target’s equity). This analysis resulted in a range of premium or discount per-unit or share consideration in all 61 transactions ranging from a discount of 8.7% to a premium of 52.1%, with a median premium of 7.6% and an average premium of 11%. Of the ten selected transactions where the target was acquired by an unaffiliated third party, this analysis resulted in a range of premium or discount per-unit or share consideration ranging from a discount of 5.7% to a premium of 52.1%, with a median premium of 15.4% and an average premium of 22.5%.
Deutsche Bank applied a range of premia of 0% to 50% to the closing price of $2.68 per Common Unit as of January 11, 2021 to derive a range of implied values per Common Unit of $2.68 to $4.02.
Miscellaneous
The preparation of a fairness opinion is a complex process involving the application of subjective business and financial judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying its opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.
In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the Conflicts Committee as to the fairness of the Merger Consideration, from a financial point of view, to the holders of Common Units, other than the Excluded Persons, as of the date of the opinion and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. As described in this proxy statement, in connection with its analyses, Deutsche Bank made, and was provided by the management of MLP with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Deutsche Bank, MLP, Parent, MLP GP, GP Buyer or the surviving corporation of the Merger. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of MLP, Parent, MLP GP, GP Buyer, the surviving corporation of the Merger or their respective advisors, Deutsche Bank does not assume responsibility if future results or actual values are materially different from these forecasts or assumptions.
The terms of the Merger and GP Transfer, including the Merger Consideration, were determined through arm’s-length negotiations between MLP, Parent, MLP GP and GP Buyer and were approved by the Conflicts Committee. MLP’s decision to enter into the Merger was solely that of the Conflicts Committee and the MLP Board. As described above, the opinion and presentation of Deutsche Bank to the Conflicts Committee were only one of a number of factors taken into consideration by the Conflicts Committee in making its determination to approve the Merger Agreement and the transactions contemplated by it, including the Merger.

Certain Financial Projections
MLP does not, as a matter of course, publicly disclose long-term financial projections because of, among other reasons, the uncertainty of the underlying assumptions and estimates and the unpredictability of its business and competitive markets in which it operates. While MLP prepares forecasts annually for internal budgeting and business planning purposes, such forecasts generally focus on the current fiscal year and the immediately following fiscal year. However, in connection with the evaluation of the Merger and the GP Transfer, MLP provided multi-year projections to Parent in connection with its due diligence review.
The summary financial projections included in this proxy statement should not be regarded as predictive of actual future results nor should they be construed as financial guidance. The summary of the financial projections is not intended to influence or induce any Common Unitholder to vote in favor of the Merger Proposal but has been included solely because these financial projections were made available to the Conflicts Committee and used by Deutsche Bank in connection with the rendering of its opinion to the Conflicts Committee and performing its related financial analyses, as described in the section entitled “—Opinion of Deutsche Bank Securities Inc., Financial Advisor to the Conflicts Committee.”
MLP’s financial projections are subjective in many respects. There can be no assurance that these financial projections will be realized or that actual results will not be significantly higher or lower than forecasted. In addition, the financial projections were not prepared with a view toward public disclosure or toward complying with GAAP, the published guidelines of the SEC regarding projections or the use of non-GAAP financial measures or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The prospective financial information included in this proxy statement has been prepared by, and is the responsibility of, MLP’s management. Ernst & Young LLP has neither audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto. The Ernst & Young LLP report incorporated by reference in this proxy statement relates to MLP’s historical financial information. It does not extend to the prospective financial information and should not be read to do so.
In developing the financial projections for the years 2021 through 2054, MLP made numerous material assumptions with respect to its business for the periods covered by the projections. MLP developed a management case (the “Management Case”) of financial projections, and the Management Case assumptions included, but were not limited to, the following:
•	Revenue assumptions including charter re-contracting, exercise of charter extension options, exercise of termination options, off-hire periods between contracts and lay-up assumptions;
•	FLNG charter contract renewal assumptions including pricing, capacity under contract and contract duration;
•	Operating costs, general and administrative costs, drydock expenditures and other capital expenditures;
•	Useful life of vessels;
•	The impact of regulations and likely changes in regulations;
•	The amount and timing of distributions to the Common Unitholders of MLP and the unlikelihood of an increase in distributions in the foreseeable term;
•	Assumptions regarding potential future vessel disposals;
•	Scrap value of vessels at end of useful life; and
•	Other general business, market, industry, and interest rate assumptions.
Important factors that may affect actual results and cause these financial projections not to be achieved include, but are not limited to, risks and uncertainties relating to MLP’s business (including MLP’s ability to achieve strategic goals, objectives and targets over the applicable periods), industry performance, general business and economic conditions, the regulatory environment and other factors described in or referenced under “Cautionary Statements Regarding Forward-Looking Statements” and those risks and uncertainties detailed in MLP’s public filings with the SEC. In addition, the projections also reflect assumptions that are subject to change and do not reflect revised prospects for MLP’s business, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial projections were prepared. Accordingly, there can be no assurance that these financial projections will be realized or that MLP’s future financial results will not materially vary from these financial projections. No one has made or makes any representation to any Common Unitholder regarding the information included in the financial projections set forth below. MLP has made no representation to the Parent Entities in the Merger Agreement concerning these or any financial projections.
THE FINANCIAL PROJECTIONS INCLUDED IN THIS PROXY STATEMENT WERE MADE AVAILABLE TO THE CONFLICTS COMMITTEE AND USED BY Deutsche Bank IN CONNECTION WITH ITS EVALUATION OF THE MERGER CONSIDERATION PAYABLE TO COMMON UNITHOLDERS (OTHER THAN THE EXCLUDED PERSONS) IN MERGER AND PRIOR TO EXECUTION OF THE MERGER AGREEMENT. MLP DOES NOT INTEND TO REVISE ANY FINANCIAL PROJECTIONS INCLUDED IN THIS PROXY STATEMENT.
Management Case
($ in millions, except per unit amounts)		2021	2022	2023	2024	2025	2026
Revenue[1]		$399	420	372	366	303	252
Vessel operating expenditures[1]		$(88)	(96)	(101)	(103)	(104)	(100)
Corporate general and administrative expenses		$(11)	(12)	(12)	(12)	(12)	(12)
EBITDA[1,4]		$300	313	259	252	187	141
Capital expenditures, net of scrap value[1]		$(24)	(13)	(37)	(5)	15	(11)
Taxes and other		$(11)	(12)	(8)	(11)	(9)	(2)
Unlevered free cash flow[1,4]		$266	288	214	236	193	128
Distribution per Unit (Common Units and GP Units)[2]		$0.08	0.08	0.08	0.08	0.08	0.08
Distribution per Unit (Preferred Units)[3]		$2.1875	2.1875	2.1875	2.1875	2.1875	2.1875
Inflation	%	2.0	2.0	2.0	2.0	2.0	1.75
($ in millions, except per unit amounts)		2027	2028-33 (Cumulative)	2034-39 (Cumulative)	2040-45 (Cumulative)	2046-51 (Cumulative)	2052-54 (Cumulative)
Revenue[1]		$265	1,512	1,051	706	446	140
Vessel operating expenditures[1]		$(100)	(593)	(444)	(310)	(156)	(50)
Corporate general and administrative expenses		$(12)	(72)	(58)	(57)	(25)	(8)
EBITDA[1,4]		$153	848	549	338	265	82
Capital expenditures, net of scrap value[1]		$(11)	(84)	(78)	(20)	(4)	50
Taxes and other		$(0)	(1)	(1)	(0)	—	—
Unlevered free cash flow[1,4]		$142	762	470	318	260	132
Distribution per Unit (Common Units and GP Units)[2]		$0.08	0.08	0.08	0.08	0.08	0.08
Distribution per Unit (Preferred Units)[3]		$2.1875	2.1875	2.1875	2.1875	2.1875	2.1875
Inflation	%	1.75	1.75	1.75	1.75	1.75	1.75
(1)	Includes proportionate share of Hilli.
(2)	Based on the total number of Common Units and GP Units of 69,301,636 and 1,436,391, respectively, outstanding on September 30, 2020.
(3)	Based on the total number of Preferred Units of 5,520,000 units outstanding on September 30, 2020.
(4)
EBITDA and unlevered free cash flow are non-GAAP financial measures. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Unlevered free cash flow is defined as (a) revenue, less (b) vessel operating expenditures, less (c) corporate general and administrative expenses, less (d) capital expenditures, net of scrap value, less (e) taxes and other expenses. EBITDA and unlevered free cash flow are financial measures used by management and investors to assess MLP’s total financial and operating performance. Management believes that EBITDA and unlevered free cash flow assist management and investors by increasing comparability of MLP’s total performance from period to period and against the performance of other companies.

Interests of Certain Persons in the Merger
In considering the recommendations of the Conflicts Committee and the MLP Board with respect to the Merger Agreement and the Merger, the Common Unitholders should be aware that certain of the directors and executive officers of MLP and their affiliates (including GP Parent) have interests in the Merger that differ from, or are in addition to, the interests of the Common Unitholders generally. The Common Unitholders should take these interests into account in deciding whether to vote “FOR” the Merger Proposal. These interests are described in more detail below.
As of January 25, 2021, the record date for the MLP Unitholder Meeting, the directors and executive officers of MLP in the aggregate held less than 1% of the Common Units.
MLP Options
Pursuant to the terms of the Merger Agreement, at the Effective Time, each outstanding MLP Option that has a per Common Unit exercise price that is greater than or equal to the Merger Consideration will be cancelled at the Effective Time for no consideration or payment.
As of February 1, 2021, there were a total of 20,000 MLP Options outstanding, as granted to certain of the MLP’s directors in 2017. Each MLP Option had an initial exercise price of $20.55, that is subsequently reduced by the value of distributions declared and paid. Because the exercise prices for all of the outstanding MLP Options are greater than the Merger Consideration, the MLP Options will be cancelled at the Effective Time for no consideration or payment.
The following table sets forth the number of outstanding MLP Options held by each of MLP’s executive officers and directors as of February 1, 2021 and the gross cash proceeds, without giving effect to any required tax withholdings, that each individual would be entitled to receive with respect to the MLP Options upon the consummation of the Merger (after taking account any vesting occurring as a result of the Transactions).
Name	Number of Outstanding MLP Options	Gross Cash Proceeds for MLP Options(1)
Executive Officers
Karl Fredrik Staubo	—	$N/A
Øistein Dahl	—	$N/A
Directors
Tor Olav Trøim	4,000	$0
Paul Leand Jr.	4,000	$0
Lori Wheeler Naess	4,000	$0
Carl Steen	4,000	$0
Georgina Sousa	—	$N/A
Jeremy Kramer	4,000	$0
Neil Glass	—	$N/A
(1)
The dollar value reported is based only on the Merger Consideration of $3.55 per underlying Common Unit and does not include value attributable to Common Units owned outright by directors and executive officers. See “Security Ownership of Certain Beneficial Owners and Management.” The exercise prices for all of the outstanding MLP Options are greater than the Merger Consideration and will be cancelled at the Effective Time for no consideration or payment.

MLP Phantom Units
Certain directors of MLP hold MLP Phantom Units that will be entitled to receive the MLP Phantom Unit Consideration upon vesting. See “The Merger Agreement—Treatment of MLP Options and MLP Phantom Unit Awards.” At the Effective Time, each MLP Phantom Unit that is outstanding immediately prior to the Effective Time, whether or not vested, will automatically and without any action on the part of the holder thereof, be vested, cancelled and converted into the right to receive, and the surviving entity will pay to each former holder of any such MLP Phantom Unit (through the surviving entity’s payroll system, if applicable), an amount in cash equal to the MLP Phantom Unit Consideration, payable as soon as reasonably practicable (but no later than the first payroll date) after the Closing Date.
As of February 1, 2021, there were a total of 58,960 MLP Phantom Units outstanding granted to certain of MLP’s directors in 2020. The MLP Phantom Units vest equally over a period of three years, subject to accelerated vesting.

The following table sets forth the number of outstanding MLP Phantom Units held by each of MLP’s executive officers and directors as of February 1, 2021 and the gross cash proceeds, without giving effect to any required tax withholdings, that each individual would be entitled to receive with respect to the MLP Phantom Units upon the consummation of the Merger (after taking account any vesting occurring as a result of the Transactions) or thereafter upon the vesting and settlement of the MLP Phantom Units in accordance with their terms (as amended).
Name	Number of Outstanding MLP Phantom Units(1)	Gross Cash Proceeds for MLP Phantom Units(2)
Executive Officers
Karl Fredrik Staubo	—	$N/A
Øistein Dahl	—	$N/A
Directors
Tor Olav Trøim	11,792	$41,862
Paul Leand Jr.	11,792	$41,862
Lori Wheeler Naess	11,792	$41,862
Carl Steen	11,792	$41,862
Georgina Sousa	—	$N/A
Jeremy Kramer	11,792	$41,862
Neil Glass	—	$N/A
(1)
All outstanding MLP Phantom Units listed in this column were unvested as of February 1, 2021, and it is assumed for these purposes that the closing of the Merger will occur prior to any scheduled vesting and/or settlement date for any such MLP Phantom Units that would result in such MLP Phantom Units ceasing to be outstanding.

(2)
The dollar value reported is based only on the Merger Consideration of $3.55 per underlying Common Unit and does not include value attributable to Common Units owned outright by directors and executive officers. See “Security Ownership of Certain Beneficial Owners and Management.”

Severance Payment
Karl Fredrik Staubo will receive a $1.1 million severance payment in connection with his resignation as the Chief Executive Officer of MLP upon the consummation of the Merger.
Interests of GP Parent in the GP Transfer
Certain directors and executive officers of MLP are shareholders, or affiliates of shareholders, of GP Parent, which will receive $5,099,188 in cash, which is equivalent to $3.55 per GP Unit owned by MLP GP, in connection with the GP Transfer at the Effective Time. Of this cash payment, $259,922 (or 5.1%) is the aggregated amount attributable to certain directors and executive officers of MLP by virtue of their ownership interests in GP Parent.
Interests of GP Parent in the Hygo Merger
On January 13, 2021, GP Parent, Stonepeak, Hygo, Parent and Hygo Merger Sub, a wholly owned indirect subsidiary of Parent, entered into the Hygo Merger Agreement, pursuant to which Hygo Merger Sub will, upon the terms and subject to the conditions thereof, merge with and into Hygo, with Hygo surviving the Hygo Merger as a wholly owned indirect subsidiary of Parent. Hygo, a gas-to-power and downstream LNG distribution company, is owned 50% by GP Parent and 50% by Stonepeak. Under the terms of the Hygo Merger Agreement, Parent will acquire all of the outstanding shares of Hygo for approximately 31.4 million shares of Parent’s Class A common stock and $580 million in cash. Upon consummation of the Hygo Merger, GP Parent will receive approximately 18.6 million shares of Parent’s Class A common stock and $50 million in cash, and Stonepeak will receive approximately 12.7 million shares of Parent’s Class A common stock and $530 million in cash, which includes a cash settlement of $180 million for its preferred equity tranche in Hygo. The consummation of the Hygo Merger is not a condition to the closing of the Merger, and the consummation of the Merger is not a condition to the closing of the Hygo Merger.
Certain directors and executive officers of MLP are shareholders, or affiliates of shareholders, of GP Parent. After consummation of the Hygo Merger, GP Parent will own approximately 18.6 million shares of Parent’s

Class A common stock (or approximately 9%, based on the shares of Parent’s Class A common stock outstanding as of January 25, 2021 plus approximately 31.4 million shares of Class A common stock to be issued in connection with the Hygo Merger) and will have received $50 million in cash. Of this cash payment, $2.5 million (or 5.1%) is the aggregated amount attributable to certain directors and executive officers of MLP by virtue of their ownership interests in GP Parent. Therefore, GP Parent, and any director or executive officers of MLP that are shareholders or affiliates of shareholders in GP Parent, as prospective partial owners of Parent have an interest in the Merger that is different from the interests of the Common Unitholders generally.
Conflicts Committee Fees
In December 2020, the MLP Board delegated evaluation of the Merger to the Conflicts Committee, consisting of Messrs. Kramer and Leand, each an independent director, with Mr. Kramer serving as the Chairperson of the Conflicts Committee. Effective January 1, 2021, Messrs. Kramer and Leand will receive annual compensation of $100,000 and $50,000, respectively, for service on the Conflicts Committee, in addition to the $75,000 annual compensation they receive as members of the MLP Board. These amounts reflect an increase in annual Conflicts Committee compensation of $75,000 for Mr. Kramer and $25,000 for Mr. Leand approved by the MLP Board in November 2020, prior to the expression of interest by Parent in the Merger and in view of the extent of the work performed by the members of the Conflicts Committee. The compensation of the Conflicts Committee members is not dependent on the Conflicts Committee’s or the MLP Board’s approval of the Merger or any other transaction.
Services Agreements and Omnibus Agreement
In connection with the closing of the Merger and the Transactions:
•
MLP and its subsidiaries expect to enter into certain services agreements (including the Transition Services Agreement, the Bermuda Services Agreement and the Ship Management Agreements (each, as defined below)), pursuant to which affiliates of GP Parent will provide certain services to MLP and its subsidiaries after the Closing Date;

•
GP Parent and GP Buyer expect to enter into a tax indemnity agreement, pursuant to which GP Parent will agree to certain indemnity obligations with respect to certain sale and leaseback transactions with lessor entities that are tax residents of or otherwise subject to tax in the United Kingdom; and

•
GP Parent, certain of its and MLP’s subsidiaries and affiliates and Parent expect to enter into an omnibus agreement, pursuant to which the parties will evidence their understanding with respect to (i) certain obligations of Parent, GP Parent and Golar LNG Energy Limited, a subsidiary of GP Parent, with respect to certain guarantee and counter-indemnity obligations and (ii) the management services to be provided to Parent and its subsidiaries by certain subsidiaries of GP Parent pursuant to certain management and management services agreements set forth in the omnibus agreement.

Please see “Other Transaction Agreements” for descriptions of these agreements.
Indemnification
All of the directors and executive officers of MLP GP will receive continued indemnification for their actions as directors and executive officers after the Effective Time.
Certain U.S. Federal Income Tax Consequences of the Merger
The following is a discussion of certain U.S. federal income tax considerations to U.S. Holders and Non-U.S. Holders (each as defined below) of the exchange of Common Units for Merger Consideration pursuant to the Merger. This discussion is for general information only and does not purport to consider all aspects of U.S. federal income taxation that might be relevant to Common Unitholders.
This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations (the “Treasury Regulations”), and current administrative rulings and court decisions, all as in effect or existence on the date of this proxy statement and all of which are subject to change or differing interpretation, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of the Merger to vary substantially from the consequences described below.

The following discussion applies only to beneficial owners of Common Units that own the Common Units as “capital assets” within the meaning of Section 1221 of the Code (generally, for investment purposes). Moreover, this discussion does not address certain categories of unitholders that may be subject to special tax rules, such as:
•	financial institutions;
•	insurance companies;
•	broker-dealers;
•	tax-exempt organizations;
•	mutual funds;
•	qualified pension, profit sharing or other retirement trusts, retirement plans or individual retirement accounts;
•	former citizens or long-term residents of the United States;
•	unitholders that hold their Common Units as part of a straddle, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
•	unitholders that have a functional currency other than the U.S. dollar;
•	unitholders that acquired their Common Units pursuant to an exercise of employee options, in connection with employee incentive plans, or otherwise as compensation or in connection with services;
•	unitholders subject to the alternative minimum tax;
•	regulated investment companies and real estate investment trusts;
•	traders in securities who elect to mark-to-market method of accounting for their securities;
•
any unitholder that, at any time, owns (directly, indirectly, or constructively) 10% or more of the combined voting power of the Common Units or 10% or more of the total value of all classes of our units outstanding; and

•	S corporations, entities treated as partnerships for U.S. federal income tax purposes, and other pass-through entities and their owners.
If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our Common Units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. Entities treated as partnerships for U.S. federal income tax purposes holding our Common Units and their owners should consult a tax advisor regarding the tax consequences to them of the Merger.
No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) regarding the U.S. federal income tax consequences of the Merger. Accordingly, the statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.
This discussion does not contain information regarding any U.S. state or local, estate, gift, net investment income or alternative minimum tax considerations concerning the Merger. This discussion does not comment on all aspects of U.S. federal income taxation that may be important to particular unitholders in light of their individual circumstances, and each unitholder is urged to consult its tax advisor regarding the U.S. federal, state, local and other tax consequences of the Merger.
U.S. Holders
As used herein, the term “U.S. Holder” means a beneficial owner of Common Units that is:
•	an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes);

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

General
Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss on the exchange of Common Units for Merger Consideration pursuant to the Merger in an amount equal to the difference, if any, between (i) the Merger Consideration received by the U.S. Holder and (ii) the U.S. Holder’s adjusted tax basis in such Common Units. Such gain or loss generally will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. federal income tax purposes.
PFIC Status and Significant Tax Consequences
Special U.S. federal income tax rules may apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our units, either:
•
at least 75% of our gross income (including our proportionate share of the gross income of our subsidiaries in which we own at least 25% (by value) of the equity interests) for such taxable year consists of passive income (e.g., dividends, interest, capital gains from the sale or exchange of investment property, and rents derived other than in the active conduct of a rental business); or

•
at least 50% of the average value of the assets held by us (including our proportionate share of the assets of our subsidiaries in which we own at least 25% (by value) of the equity interests) during such taxable year produce, or are held for the production of, passive income.

Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income for PFIC purposes. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.
Our PFIC status is based on our income, assets, and activities for the entire taxable year, and it is therefore not possible to finally determine whether we will be characterized as a PFIC for the current taxable year until after the close of such year, which is anticipated to close on the Closing Date for U.S. federal income tax purposes. Based on our gross income, assets, and method of operation, we believe that we were not a PFIC for the 2020 taxable year or any prior taxable year. However, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. While there is legal authority supporting our conclusions, including IRS pronouncements concerning the characterization of income derived from time charters as services income, the United States Court of Appeals for the Fifth Circuit (the “Fifth Circuit”) held in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), that income derived from certain marine time charter agreements should be treated as rental income rather than services income for purposes of a “foreign sales corporation” provision of the Code. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities may be treated as rental income, and we would likely be treated as a PFIC. The IRS has announced its nonacquiescence with the court’s holding in the Tidewater case and, at the same time, announced the position of the IRS that the marine time charter agreements at issue in that case should be treated as service contracts.

Distinguishing between arrangements treated as generating rental income and those treated as generating services income involves weighing and balancing competing factual considerations, and there is no legal authority under the PFIC rules addressing our specific method of operation. Conclusions in this area therefore remain matters of interpretation. We are not seeking a ruling from the IRS on the treatment of income generated from our time chartering operations. Thus, it is possible that the IRS or a court could disagree with our position.
As discussed more fully below, if we were to be treated as a PFIC with respect to a U.S. Holder, then such U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder has in effect (i) an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election” or (ii) a “mark-to-market” election with respect to our Common Units. Because we believe that we were not a PFIC for the 2020 taxable year or any prior taxable year, we have not provided and do not intend to provide any U.S. Holder with the information necessary to make a QEF election. Accordingly, this summary does not address the U.S. federal income tax consequences of the Merger to U.S. Holders that have made a QEF election with respect to our Common Units.
Taxation of U.S. Holders Making a “Mark-to-Market” Election
If we were to be treated as a PFIC and our Common Units are treated as “marketable stock,” a U.S. Holder may make an election to “mark to market” its Common Units. If a U.S. Holder has in effect a valid “mark-to-market” election with respect to our Common Units, then, in lieu of being subject to the PFIC tax and interest charge rules discussed below, such U.S. Holder generally would recognize gain or loss on the exchange of Common Units for Merger Consideration pursuant to the Merger equal to the difference, if any, between (i) the Merger Consideration received by the U.S. Holder and (ii) the U.S. Holder’s adjusted tax basis (which would reflect any income or loss recognized by the U.S. Holder as a result of the “mark-to-market” election) in the Common Units. Gain on the exchange of Common Units for Merger Consideration generally would be treated as ordinary income, and any loss on such exchange generally would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. If a U.S. Holder has made a valid mark-to-market election, such election is effective for the taxable year for which the election was made and for all subsequent taxable years unless our Common Units cease to be treated as “marketable stock” or the IRS consents to the revocation of the election.
Taxation of U.S. Holders Not Making a Timely QEF or “Mark-to-Market” Election
If we were to be treated as a PFIC with respect to a U.S. Holder that does not have in effect either a QEF election or a “mark-to-market” election (a “Non-Electing Holder”), then such Non-Electing Holder would be subject to special rules with respect to any gain realized on the exchange of Common Units for Merger Consideration pursuant to the Merger. Under these special rules:
•	the gain would be allocated ratably over each day of the Non-Electing Holder’s aggregate holding period for the Common Units;
•
the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Non-Electing Holders would not be able to offset any gain recognized in the Merger with capital losses.
Non-U.S. Holders
A beneficial owner of Common Units that is an individual, corporation, estate or trust for U.S. federal income tax purposes and, in each case, is not a U.S. Holder is referred to as a “Non-U.S. Holder.”
In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the exchange of Common Units for Merger Consideration in the Merger, provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event such gain is effectively connected with the conduct of such

U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). Gain described in the preceding sentence will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such Non-U.S. Holder were a U.S. person. A Non-U.S. Holder that is a corporation also may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits” for the taxable year, subject to certain adjustments. However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from exchange of Common Units for Merger Consideration in the Merger if they are present in the United States for 183 days or more during the taxable year in which the Merger closes and meet certain other requirements. Gain described in the preceding sentence will be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), but may be offset by U.S.-source capital losses, if any, of the Non-U.S. Holder.
Backup Withholding and Information Reporting
In general, the payment of the Merger Consideration to a non-corporate U.S. Holder will be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:
•	fails to provide an accurate taxpayer identification number;
•	is notified by the IRS that it has failed to report all interest or corporate distributions required to be reported on its U.S. federal income tax returns; or
•	in certain circumstances, fails to comply with applicable certification requirements.
The backup withholding rate is currently 24%. Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI, W-8EXP or W-8IMY, as applicable.
Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a U.S. federal income tax return with the IRS.
THE GENERAL SUMMARY SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATIONS. ALL HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM, INCLUDING THE EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, OR NON-U.S. TAX LAWS.
Material Marshall Islands Tax Consequences of the Merger
The exchange of Common Units for Merger Consideration pursuant to the Merger will not result in adverse Marshall Islands tax consequences (i) to Common Unitholders who are neither tax residents nor citizens of the Marshall Islands or (ii) to MLP as a result of the Merger.
Financing of the Merger
Parent has obtained debt financing commitments from Morgan Stanley Senior Funding, Inc. and Goldman Sachs Bank USA for loans in an aggregate principal amount of $1,700 million, consisting of a $1,500 million senior secured bridge facility and a $200 million senior secured revolving facility to pay, subject to the terms and conditions set forth therein, a portion of the cash purchase price in connection with the Merger, to refinance certain debt of MLP and its subsidiaries, and to pay related fees and expenses
The Merger Agreement does not contain a financing condition. Pursuant to the Merger Agreement, MLP has agreed to use its reasonable best efforts to provide, on a timely basis, at Parent’s and Merger Sub’s sole cost and expense, all customary cooperation reasonably requested by Parent or Merger Sub or any financing source to assist Parent, Merger Sub and their affiliates in causing the conditions to any bank debt financing or any capital markets debt or equity financing deemed necessary or appropriate by Parent or Merger Sub in connection with the consummation of the Transactions.
Accounting Treatment
MLP, as the surviving entity in the Merger, is considered to be the acquirer for accounting purposes. Accordingly, MLP’s net assets will remain recorded at historical cost.
Dissenters’ Rights
Under the Marshall Islands LP Act and the MLP Partnership Agreement, there are no dissenters’ or appraisal rights for Common Unitholders in connection with the Merger or the other Transactions.
Delisting and Deregistration of Common Units
If the Merger is completed, the Common Units will be delisted from the Nasdaq and deregistered under the Exchange Act (via termination of registration pursuant to Section 12(g) of the Exchange Act). After the closing of the Merger, MLP will also file a Form 15 to suspend its reporting obligations under Section 13 or Section 15(d) of the Exchange Act with respect to the Common Units. However, MLP will continue to be obligated to file periodic reports with the SEC on account of the outstanding Preferred Units.
Regulatory Approvals Required for the Merger
In connection with the Merger, MLP intends to make all required filings under the Exchange Act, as well as any required filings with the Nasdaq and the Registrar of Corporations of the Republic of the Marshall Islands. None of MLP, MLP GP or the Parent Entities is aware of any U.S. federal or state regulatory approval or Marshall Islands regulatory approval required in connection with the Merger, other than compliance with applicable federal securities laws and applicable Marshall Islands law, respectively. Clearance for the Merger will also be required under Title 4 of the Règlement relatif à la concurrence (Règlement n°06/19-UEAC-639-CM-33 of 7 April 2019) of the CEMAC. The parties submitted their electronic submission for approval to CEMAC on January 26, 2021. The parties to the Merger Agreement have agreed to use (and shall cause their respective subsidiaries to use) their respective reasonable best efforts to promptly obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any governmental authority or third party necessary, proper or advisable to consummate the Transactions, including any such approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations required under applicable antitrust laws.

INFORMATION ABOUT THE SPECIAL MEETING AND VOTING
Date, Time and Place
MLP will hold a special meeting of Common Unitholders on February 24, 2021 at 9:00 AM, Eastern time. The special meeting will be held in a virtual format through a live webcast. We will provide the webcast of the special meeting at www.virtualshareholdermeeting.com/GMLP2021SM.
Purpose
At the MLP Unitholder Meeting, Common Unitholders will be asked to consider and vote on the Merger Proposal.
Record Date and Quorum Requirement
MLP has fixed January 25, 2021 as the record date. Only holders of record of Common Units as of the close of business on the record date will be entitled to notice of, and to vote at, the MLP Unitholder Meeting. Votes may be cast at the virtual MLP Unitholder Meeting or by proxy.
Subject to the Cutback, (i) each holder of record of Common Units at the close of business on the record date is entitled to one vote for each Common Unit then held on each matter submitted to a vote of unitholders at the MLP Unitholder Meeting and (ii) as of the record date, there were 69,301,636 Common Units issued and outstanding held by two unitholders of record, including Cede & Co., which is considered the unitholder of record with respect to Common Units held in “street name”.
Subject to the Cutback, at the MLP Unitholder Meeting, the presence, virtually or by proxy, of holders of a majority of the outstanding Common Units as of the close of business on the record date will constitute a quorum for the MLP Unitholder Meeting and will permit MLP to conduct the proposed business at the MLP Unitholder Meeting. Common Units registered directly in your name with the transfer agent will be counted as present at the MLP Unitholder Meeting if you (1) are present virtually at the MLP Unitholder Meeting or (2) have submitted and not revoked a properly executed proxy card or have submitted and not revoked your proxy via telephone or the Internet. Proxies received but marked as abstentions will be counted as Common Units that are present and entitled to vote for purposes of determining the presence of a quorum. Broker non-votes will also be considered present at the MLP Unitholder Meeting for purposes of determining the presence of a quorum. If you fail to submit a proxy or vote at the virtual MLP Unitholder Meeting, your Common Units will not count for the purpose of determining whether a quorum is present. Assuming there is a quorum, failures to vote, broker non-votes (if any) and abstentions will have the same effect as a vote cast “AGAINST” the Merger Proposal.
Submitting a Proxy Card
Holders of record can ensure that their Common Units are voted at the MLP Unitholder Meeting by completing, signing, dating and mailing the enclosed proxy card in the enclosed postage-prepaid envelope. Submitting instructions by this method will not affect your right to attend the MLP Unitholder Meeting.
If you hold your Common Units through a bank, broker or other nominee, you should follow the separate voting instructions, if any, provided by the bank, broker or other nominee with this proxy statement.
Submitting a Proxy via Telephone or Internet
Submitting a proxy via telephone or the Internet is fast and convenient. If you are a holder of record and choose to submit your proxy via telephone or the Internet, instructions to do so are set forth on the enclosed proxy card. The telephone and Internet proxy procedures are designed to authenticate proxies by use of a personal control number, which appears on the proxy card. These procedures allow you to appoint a proxy to vote your Common Units and to confirm that your instructions have been properly recorded. If you submit your proxy via telephone or the Internet, you do not have to mail in your proxy card, but your proxy must be received by 11:59 p.m., Eastern time, on February 23, 2021, which deadline may be extended in the sole discretion of MLP.
If your Common Units are held by a bank, broker or other nominee, please follow the instructions provided with your proxy materials to determine if Internet or telephone proxy submission is available. If your bank, broker or other nominee does make Internet or telephone proxy submission available, please follow the instructions provided on the voting form supplied by your bank, broker or other nominee.

Revoking Your Proxy
If your Common Units are registered directly in your name with the transfer agent, you may revoke your proxy at any time before it is voted at the MLP Unitholder Meeting by:
•	voting by proxy again prior to the MLP Unitholder Meeting through any of the methods available to you;
•	giving written notice of your revocation to MLP’s Secretary, which must be received by the Secretary by the time the MLP Unitholder Meeting begins; or
•	attending the virtual MLP Unitholder Meeting and voting your Common Units at the meeting.
If your Common Units are held through a bank, broker or other nominee, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies. If your bank, broker or other nominee allows you to submit your proxy via telephone or the Internet, you may be able to change your voting instructions by submitting a proxy again via telephone or the Internet.
Questions and Additional Information
If you have more questions about the Merger or how to submit your proxy, or if you need additional copies of this proxy statement or the enclosed proxy card or voting instructions, please contact D.F. King, MLP’s proxy solicitor, by calling toll-free at +1 (877) 478-5040.
Attending and Voting at the MLP Unitholder Meeting
Submitting a proxy now will not limit your right to vote at the virtual MLP Unitholder Meeting if you decide to attend the meeting. If you plan to attend the virtual MLP Unitholder Meeting and wish to vote at the meeting, you may vote by following the instructions provided on the meeting website during the meeting. Please note, however, that if your Common Units are held in “street name,” which means your Common Units are held of record by a bank, broker or other nominee, and you wish to vote at the MLP Unitholder Meeting, you must obtain a proxy from the record holder of the Common Units authorizing you to vote at the MLP Unitholder Meeting. Please contact your bank, broker or other nominee for specific instructions.
We will provide the webcast of the special meeting at www.virtualshareholdermeeting.com/GMLP2021SM. To participate in the virtual meeting, you will need the 16-digit control number included on your notice, proxy card or voting instruction form. We are not holding an in-person meeting.
How to participate in the MLP Unitholder Meeting
1. Visit www.virtualshareholdermeeting.com/GMLP2021SM; and

2. Enter the 16-digit control number included on your Notice Regarding the Availability of Proxy Materials (“Notice”), on your proxy card (if you received a printed copy of the proxy materials), or on the instructions that accompanied your proxy materials. You may begin to log into the meeting platform beginning at 8:45 AM Eastern Time on February 24, 2021. The meeting will begin promptly at 9:00 AM Eastern Time.

For help with technical difficulties	Call the telephone numbers listed on the meeting registration page for assistance.

How to Submit Questions at the Virtual MLP Unitholder Meeting
Log into the online meeting platform at www.virtualshareholdermeeting.com/GMLP2021SM, type your question into the “Ask a Question” field, and click “Submit”.

Only Common Unitholders with a valid control number will be allowed to ask questions. Questions pertinent to meeting matters will be answered during the meeting, subject to time constraints.

Subject to the Cutback, under the terms of the Merger Agreement and the MLP Partnership Agreement, the Merger Agreement and the Merger contemplated thereby require the approval of holders of a majority of the outstanding Common Units entitled to vote thereon.
Subject to revocation, all Common Units represented by each properly submitted proxy will be voted in accordance with the instructions indicated. If you return a signed proxy card or submit your proxy via the Internet or by telephone but do not provide voting instructions (other than in the case of any broker non-votes), the Common Units represented by your properly submitted proxy will be voted “FOR” the Merger Proposal, and in such manner as the persons named on the proxy card in their discretion determine with respect to such other business as may properly come before the MLP Unitholder Meeting or any adjournments or postponements thereof.
Failures to vote, broker non-votes (if any) and abstentions will have the same effect as a vote “AGAINST” the Merger Proposal.
Submitting a proxy confers discretionary authority on the persons named on the proxy card to vote the Common Units represented by the proxy on any other matter that is properly presented for action at the MLP Unitholder Meeting or any reconvened meeting following an adjournment of the MLP Unitholder Meeting, so long as the MLP Board is not aware of any such other matter a reasonable time before the MLP Unitholder Meeting. As of the date of this proxy statement, MLP does not know of any other matter to be raised at the MLP Unitholder Meeting.
Proxy Solicitation
This proxy statement is being furnished in connection with the solicitation of proxies by MLP. The expenses of such solicitation, including the expenses of preparing, printing and mailing the proxy statement and materials used in the solicitation, will be borne by MLP. The directors, executive officers and regular employees of MLP may, without compensation other than their regular compensation, solicit proxies by telephone, e-mail, the Internet, facsimile or personal conversation, as well as by mail. MLP has retained D.F. King, a proxy solicitation firm, to assist with the solicitation of proxies for the MLP Unitholder Meeting for a fee of $12,500, plus expenses. MLP may also reimburse brokers, custodians, nominees, fiduciaries and others for expenses incurred in forwarding proxy materials to the beneficial owners of Common Units.

THE MERGER PROPOSAL
The Proposal
MLP is asking you to vote “FOR” the Merger Proposal. A copy of the Merger Agreement is attached as Annex A to this proxy statement.
Vote Required and Board Recommendation
Subject to the Cutback, the approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding Common Units entitled to vote thereon.
The MLP Partnership Agreement restricts Common Unitholders’ voting rights by providing that if any person or group owns beneficially more than 4.9% of the outstanding Common Units, any such Common Units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of Common Unitholders, calculating required votes (except for purposes of nominating a person for election to the MLP Board), determining the presence of a quorum or for other similar purposes, unless required by applicable law. We refer to this restriction as the Cutback. The voting rights of any such Common Unitholders in excess of 4.9% will effectively be redistributed pro rata among the other Common Unitholders holding less than 4.9% of the voting power of all Common Units. GP Parent, MLP GP, their respective affiliates and persons who acquired more than 4.9% of the Common Units with the prior approval of the MLP Board will not be subject to the Cutback.
The Conflicts Committee unanimously (i) determined that the Merger Agreement and the Merger are in the best interests of MLP, including the Public Unitholders; (ii) approved the execution, delivery and performance of the Merger Agreement and consummation of the Merger, which approval constituted “Special Approval” under the MLP Partnership Agreement; (iii) determined to recommend that the MLP Board approve the Merger Agreement and the Merger; (iv) determined to recommend that the MLP Board submit the Merger Agreement to a vote of the Common Unitholders; and (v) determined to recommend to the MLP Board that the MLP Board recommend that the Common Unitholders vote in favor of and approve the Merger Agreement.
The MLP Board, acting based in part upon the recommendation of the Conflicts Committee, unanimously (i) determined that the Merger Agreement and the Transactions are in the best interests of MLP, including its Common Unitholders, (ii) approved the Merger Agreement and the Transactions, (iii) resolved to submit the Merger Agreement and the Merger for approval of the Common Unitholders at a special meeting of the Common Unitholders and (iv) resolved to recommend approval of the Merger Agreement and the Merger by the Common Unitholders.
Accordingly, the MLP Board, based in part on the recommendation of the Conflicts Committee, recommends that the Common Unitholders vote “FOR” the Merger Proposal.
POSTPONEMENT OR ADJOURNMENT
Pursuant to the MLP Partnership Agreement, prior to the date of the MLP Unitholder Meeting, the MLP Board may postpone the MLP Unitholder Meeting one or more times for any reason by giving notice to each Common Unitholder entitled to vote at the meeting. In addition, pursuant to the MLP Partnership Agreement, the MLP Board may authorize its designated chairman of the MLP Unitholder Meeting to adjourn the MLP Unitholder Meeting, including a further adjournment of an adjourned meeting, to a date within 45 days of the MLP Unitholder Meeting without further notice other than by an announcement made at the MLP Unitholder Meeting (or such adjourned meeting) and without setting a new record date. If the requisite unitholder vote to approve the Merger Proposal has not been received at the time of the MLP Unitholder Meeting (or such adjourned meeting), MLP may choose to solicit additional proxies in favor of the Merger Proposal.

OTHER MATTERS
Other Matters for Action at the Special Meeting
As of the date of this proxy statement, the MLP Board knows of no matters that will be presented for consideration at the MLP Unitholder Meeting other than as described in this proxy statement.
Householding of Special Meeting Materials
Some banks, brokers and other nominees may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this notice and proxy statement may have been sent to multiple unitholders in your household. If you would prefer to receive separate copies of the proxy statement either now or in the future, please contact your bank, broker or other nominee. Upon written or oral request to MLP, MLP will promptly provide a separate copy of the proxy statement. In addition, Common Unitholders sharing an address can request delivery of a single copy of the proxy statement if you are receiving multiple copies upon written or oral request to MLP at the address and telephone number stated above.

THE MERGER AGREEMENT
The following summary describes the material provisions of the Merger Agreement, a copy of which is attached as Annex A and incorporated by reference herein. The provisions of the Merger Agreement are extensive and not easily summarized, and the description in this section and elsewhere in this proxy statement is qualified in its entirety by reference to the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. MLP encourages you to read the Merger Agreement carefully and in its entirety before making any decisions regarding the Merger, as it is the legal document governing the Merger. The Merger Agreement and this summary of its terms have been included to provide you with information regarding the terms of the Merger Agreement.
Factual disclosures about MLP, MLP GP or the Parent Entities or any of their respective subsidiaries or affiliates contained in this proxy statement or their respective reports filed with or furnished to the SEC may supplement, update or modify the factual disclosures about MLP or Parent or their respective subsidiaries or affiliates contained in the Merger Agreement and described in these summaries.
The representations, warranties and covenants made in the Merger Agreement by MLP, MLP GP or the Parent Entities, as applicable, were qualified and subject to important limitations agreed to by MLP, MLP GP and the Parent Entities, respectively, in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders or unitholders and reports and documents filed with or furnished to the SEC and, in some cases, were qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the Merger Agreement or otherwise publicly disclosed. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the Merger Agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in or incorporated by reference into this proxy statement.
For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of MLP, MLP GP or the Parent Entities or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this proxy statement, as described in the section titled “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information.”
The Merger
On the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the laws of the Republic of the Marshall Islands, the Merger Agreement provides for the merger of Merger Sub with and into MLP. MLP, which is sometimes referred to following the Merger as the surviving entity, will survive the Merger, and the separate limited liability company existence of Merger Sub will cease. As a result of the Merger, MLP will survive as an indirect subsidiary of Parent. The name of MLP will remain “Golar LNG Partners LP,” and MLP will remain a Marshall Islands limited partnership, in each case, unless changed at a later time in accordance with applicable law and relevant organizational documents.
After the completion of the Merger, the MLP Charter in effect immediately prior to the Effective Time will remain unchanged and be the certificate of limited partnership of the surviving entity, until duly amended in accordance with applicable law, and the agreement of limited partnership of MLP in effect immediately prior to the Effective Time will be amended and be the agreement of limited partnership of the surviving entity from and after the Effective Time, until amended in accordance with its respective terms and applicable law and, in each case, subject to the terms of the Merger Agreement.
Effective Time; Closing
The Merger will be effective at the time a certificate of merger effecting the Merger, executed in accordance with the relevant provisions of the MLP Partnership Agreement and applicable law, is duly filed with the Registrar of

Corporations of the Republic of the Marshall Islands by MLP and Parent (or at such later date or time as may be agreed by MLP and Parent and specified in the certificate of merger filed with the Registrar of Corporations) (the “Effective Time”).
The closing of the Merger will occur at 10:00 a.m., New York time, on a date to be specified by MLP and Parent, which date will be as soon as reasonably practicable (but no later than the fifth business day) following the satisfaction or waiver of the conditions to the Merger provided in the Merger Agreement (other than conditions that by their nature are to be satisfied at the closing of the Merger, but subject to the satisfaction or waiver of those conditions), or at such other date or time as MLP and Parent agree (the “Closing Date”). For further discussion of the conditions to the Merger, see “—Conditions to the Merger.”
MLP and Parent currently expect to complete the Merger in the first half of 2021, subject to any required regulatory approvals and the satisfaction or waiver of the other conditions to the transactions contemplated by the Merger Agreement described below.
Merger Consideration; Effect of Merger
At the Effective Time:
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Each Common Unit issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive the Merger Consideration (i.e., $3.55 per Common Unit). All such converted Common Units will no longer be outstanding and will automatically be cancelled and cease to exist. Each holder of a certificate previously evidencing any Common Unit (each, a “Certificate”) or uncertificated Common Units represented by book-entry (each, a “Book-Entry Unit”) will cease to have any rights with respect thereto, except (i) the right to receive the Merger Consideration pertaining to the Common Units represented by such Certificate or Book-Entry Unit, as applicable and (ii) the right to receive distributions with a record date prior to the Effective Time that may have been declared by MLP on Common Units in accordance with the Merger Agreement (the “Distributions”), in each case without interest.

•	Each Preferred Unit issued and outstanding immediately prior to the Effective Time will be unchanged and remain outstanding, and no consideration shall be delivered in respect thereof.
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All Common Units that are owned immediately prior to the Effective Time by MLP as treasury units will be automatically canceled and will cease to exist. No consideration will be provided in exchange for such cancelled Common Units. Each Common Unit owned by any direct or indirect wholly owned subsidiary of MLP, or by Parent or any direct or indirect subsidiary of Parent, will be converted into a proportionate number of common units of the surviving entity.

•
Each unit of Merger Sub issued and outstanding immediately prior to the Effective Time will be automatically converted into and become one duly authorized, validly issued, fully paid and nonassessable common unit of the surviving entity.

•	Each GP Unit issued and outstanding immediately prior to the Effective Time will remain issued, outstanding and unchanged immediately following the Effective Time.
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All Incentive Distribution Rights issued and outstanding immediately prior to the Effective Time will automatically be canceled and cease to exist, and no consideration will be delivered in respect thereof.

Treatment of MLP Options and MLP Phantom Unit Awards
MLP Options
Pursuant to the terms of the Merger Agreement, because each MLP Option granted pursuant to an MLP Plan, whether or not vested, has a per Common Unit exercise price that is greater than the Merger Consideration, all of the MLP Options will be cancelled at the Effective Time for no consideration or payment.
MLP Phantom Units
At the Effective Time, each MLP Phantom Unit that is outstanding immediately prior to the Effective Time, whether or not vested, will automatically and without any action on the part of the holder thereof, be vested, cancelled and converted into the right to receive, and the surviving entity will pay to each former holder of any such MLP Phantom Unit (through the surviving entity’s payroll system, if applicable), an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of Common Units subject to such MLP Phantom Unit, payable as soon as reasonably practicable (but no later than the first payroll date) after the Closing Date.
Exchange of Common Units
Paying Agent
The conversion of Common Units into the right to receive the Merger Consideration will occur automatically upon the Effective Time. On or prior to the Closing Date, Parent will designate a bank or trust company reasonably acceptable to MLP to act as agent (the “Paying Agent”) for the purpose of exchanging Common Units for the Merger Consideration. At or prior to the Effective Time, Parent will deposit or cause to be deposited with the Paying Agent an amount in cash sufficient to pay the aggregate Merger Consideration (the “Exchange Fund”). From time to time as necessary and determinable, Parent will promptly deposit or cause to be deposited with the Paying Agent additional cash sufficient to pay the Merger Consideration and any Distributions. The Paying Agent will invest the deposits as directed by Parent, and any interest from such investments belongs to Parent, not the Common Unitholders. No investment losses resulting from investment of the funds deposited with the Paying Agent will diminish the rights of any former holder of Common Units to receive the Merger Consideration and any Distributions.
Letter of Transmittal; Exchange of Certificates and Book-Entry Units
As soon as practicable after the Effective Time (but in no event later than three business days after the Effective Time), the surviving entity or Parent will cause the Paying Agent to send to each holder of a Certificate or Book-Entry Unit a form of letter of transmittal together with instructions setting forth, among other things, the procedures by which holders of Certificates or Book-Entry Units may receive the Merger Consideration and any Distributions to which they are entitled. Holders of Book-Entry Units will not be required to deliver a Certificate but may, if required by the Paying Agent, be required to deliver an executed letter of transmittal to the Paying Agent in order to receive the Merger Consideration to which such holder is entitled.
Upon the completion of such applicable procedures by a holder and the surrender of such holder’s Certificates or Book-Entry Units, the Paying Agent will deliver to such holder (x) a cash amount equal to the Merger Consideration, plus (y) any Distributions that such holder has the right to and such surrendered Certificates or Book-Entry Units will immediately be canceled. If payment of the Merger Consideration is to be made to a person other than the person in whose name a Certificate surrendered is registered, (i) the Certificate so surrendered must be properly endorsed or otherwise be in proper form for transfer and (ii) the person requesting such payment (a) must have paid any transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder or (b) must have established to Parent’s reasonable satisfaction that such tax either has been paid or is not applicable. Until satisfaction of the applicable procedures contemplated by the Merger Agreement, each Certificate or Book-Entry Unit will be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration and any Distributions pertaining to the Common Units formerly represented by such Certificate or Book-Entry Unit. No interest will be paid or will accrue on the Merger Consideration or Distributions.
Unit Register; No Further Ownership Rights in Common Units
At the Effective Time, the unit register of MLP will be closed, and, thereafter, there will be no further registration of transfers on the unit register of the surviving entity of Common Units that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Common Units formerly represented by Certificates or Book-Entry Units immediately prior to the Effective Time will cease to have any rights with respect to such underlying Common Units, except for rights related to Distributions. If, at any time after the Effective Time and before the termination of the Exchange Fund, Certificates or Book-Entry Units are presented to the surviving entity or Parent for any reason, they will be canceled and exchanged for the Merger Consideration.
Lost, Stolen or Destroyed Certificates
If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the surviving entity, the posting by such person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any Distributions to be paid in respect of the Common Units formerly represented by such Certificate.
Termination of Exchange Fund
At any time following the first anniversary of the Closing Date, the surviving entity will be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) that had been made available to the Paying Agent and which has not been disbursed to former holders of Common Units, and thereafter such former holders shall be entitled to look only to Parent and the surviving entity for, and Parent and the surviving entity shall remain liable to the extent required by applicable law for, payment of their claims of the Merger Consideration and any Distributions pertaining to their former Common Units. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any governmental authority will become, immediately prior to such time, to the extent permitted by applicable law, the property of Parent or its designee, free and clear of all claims or interest of any person previously entitled thereto.
No Liability
None of the parties to the Merger Agreement, the surviving entity or the Paying Agent will be liable to any person for the Merger Consideration delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar law.
Withholding Taxes
Parent, Merger Sub and their respective affiliates will be entitled to deduct and withhold, or cause to be deducted and withheld, from any amount payable to the Common Unitholders or any of their respective affiliates pursuant to the Merger Agreement, any amounts that would be required to be deducted and withheld under applicable laws in respect of taxes. To the extent such amounts are deducted or withheld and timely paid over to the applicable governmental authority or other applicable person in accordance with applicable law, such amounts shall be treated for all purposes as having been paid to the person to whom such amounts would otherwise have been paid. Parent, Merger Sub, and MLP will reasonably cooperate, and will cause their respective affiliates to reasonably cooperate, in order to reduce or eliminate any amounts that would be required to be deducted and withheld on payments made pursuant to the Merger Agreement under applicable laws in respect of taxes.
Adjustments
If, before the Effective Time, the outstanding Common Units will have been changed into a different number of Common Units or a different class by reason of the occurrence or record date of any subdivision, reclassification, recapitalization, split, combination, exchange of Common Units or similar transaction, the Merger Consideration will be appropriately adjusted to reflect such subdivision, reclassification, recapitalization, split, combination, exchange of Common Units or similar transaction.
Representations and Warranties
The Merger Agreement contains representations and warranties made by MLP and MLP GP to Parent and Merger Sub, including representations and warranties relating to:
•	the organization, standing and power and other similar matters relating to MLP and MLP GP and the subsidiaries of MLP;
•	the capitalization of the MLP and its subsidiaries and their interest in joint ventures;
•	the authorization, execution, delivery, performance and enforceability of the Merger Agreement and the Transactions;
•	the absence of conflicts or violations under the MLP’s and its subsidiaries’ organizational documents, permits, contracts or law and required consents and approvals;
•	required governmental approvals;

•
reports, schedules, forms, statements and other documents filed with the SEC, the accuracy of the information in those documents and the establishment and maintenance of internal controls and procedures designed to uphold such accuracy;

•	the absence of certain changes or events since September 30, 2020;
•	the absence of material legal proceedings;
•	compliance with applicable laws and permits;
•	tax matters;
•	employee benefit plans;
•	labor matters;
•	intellectual property;
•	the inapplicability of takeover statutes;
•	title to properties;
•	vessels;
•	compliance with environmental laws and other environmental matters;
•	material contracts;
•	joint venture agreements;
•	significant customers;
•	insurance policies;
•	export controls;
•	anti-corruption;
•	opinion of financial advisor;
•	the brokers’ and finders’ fees and other expenses payable by MLP or its subsidiaries with respect to the Transactions; and
•	absence of additional representations and warranties.
The Merger Agreement also contains representations and warranties made by Parent and Merger Sub to MLP, including representations and warranties relating to:
•	the organization, standing and power and other similar matters of Parent and Merger Sub;
•	the authorization, execution, delivery, performance and enforceability of the Merger Agreement and the Transactions;
•	the absence of conflicts or violations under Parent’s and Merger Sub’s organizational documents, contracts or law and required consents and approvals;
•	required governmental approvals;
•	ownership and operations of Merger Sub;
•	the assets and liabilities of Merger Sub;
•	sufficiency of funds;
•	the brokers’ and finders’ fees and other expenses payable with respect to the Transactions;
•	ownership of MLP securities; and
•	absence of additional representations and warranties.

The representations and warranties of each of the parties to the Merger Agreement will expire upon the Effective Time of the Merger.
Conduct of Business Pending the Merger
Until the closing of the Merger or, if earlier, the termination of the Merger Agreement, each of MLP and its subsidiaries will, subject to certain exceptions, use commercially reasonable efforts to conduct its respective business only in the ordinary course in all material respects, preserve the assets of MLP and its subsidiaries and maintain the goodwill and reputation of the respective businesses of MLP and its subsidiaries in all material respects. However, MLP, its subsidiaries and their joint ventures with other parties may take commercially reasonable actions outside of the ordinary course in response to changes or developments resulting from COVID-19 or any COVID-19 directives or guidelines promulgated by any governmental authority (“COVID-19 Measures”) after consulting with Parent and considering in good faith the views of Parent regarding any such proposed action.
In addition, subject to certain exceptions, without the prior written consent of Parent, MLP will not and will not permit its subsidiaries to:
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sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of any vessel (other than entering into a charter for a term of 12 months or less in the ordinary course or certain permitted encumbrances) or any other asset (other than in the ordinary course or certain permitted encumbrances);

•
(i) issue, sell, transfer, pledge or dispose of any equity interests in MLP, (ii) split, combine, reclassify, redeem, repurchase, acquire (directly or indirectly) or encumber any Common Units, or (iii) declare, set aside or pay any distribution in respect of any outstanding capital stock of, or other equity interests in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any equity interests of MLP and its subsidiaries, in each case, other than any Distributions;

•	make or authorize capital expenditures outside the ordinary course exceeding $5 million in the aggregate;
•
other than transactions solely between MLP and its wholly owned subsidiaries or solely between its wholly owned subsidiaries, (i) make any acquisition (including by merger or amalgamation) of the capital stock or assets of any other person for consideration in excess of $2 million for any such acquisition or $5 million in the aggregate for all such acquisitions or (ii) sell or lease to any person, in a single transaction or series of related transactions, any of its properties or assets whose value or purchase price exceeds $5 million in the aggregate, except (x) leases and subleases of real property owned by MLP or its subsidiaries and leases of real property under which MLP or any of its subsidiaries is a tenant or a subtenant and voluntary terminations or surrenders of such leases and (y) other transactions in the ordinary course;

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change in any material respect its accounting policies or procedures, except insofar as may be required (i) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (ii) by law, including Regulation S-X under the Securities Act of 1933, as amended;

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(i) amend the MLP Charter or the MLP Partnership Agreement or (ii) amend the comparable organizational documents of any subsidiary in a manner that would reasonably be expected to prevent or to impede, interfere with, hinder or delay in any material respect the consummation of the Transactions, in each case, whether by merger, amalgamation, consolidation or otherwise;

•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, re-structuring, recapitalization or other reorganization of MLP or any of its subsidiaries;
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(i) enter into or materially modify certain material contracts of MLP or its subsidiaries (each, an “MLP Material Contract”), other than in the ordinary course, (ii) enter into any contract that would limit or otherwise restrict MLP, any of its subsidiaries or any of their successors, or any of their respective properties or assets, or that would, after the Effective Time, limit or otherwise restrict Parent or any of its subsidiaries (including the surviving entity) or any of their successors, or any of their respective properties or assets, from engaging or competing in any line of business, in any geographic area or with any person in any material respect, (iii) terminate, cancel or request any material change in any MLP Material Contract, other than in the ordinary course, or (iv) enter into or assume any contract that, if in effect on the effective date of the Merger Agreement, would be such an MLP Material Contract, other than in the ordinary course, including, in each of clauses (i) through (iv), any contract for any modification of any vessel;
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directly or indirectly repurchase, prepay, incur or assume any indebtedness for borrowed money, guarantee any indebtedness for borrowed money or enter into any similar agreement in respect of indebtedness for borrowed money (including the issuance of any debt securities, warrants or other rights to acquire any debt security), except for (i) indebtedness for borrowed money incurred in the ordinary course not to exceed $5 million individually or $10 million in the aggregate, (ii) drawdowns or pre-payments under any existing indebtedness or other facilities or agreements made available to Parent prior to the execution of the Merger Agreement or borrowings in the ordinary course, or (iii) refinancings or replacements of any such indebtedness for borrowed money or agreements in respect of indebtedness for borrowed money in the ordinary course;

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enter into any new contract with respect to the terminaling, transport, throughput, storage, heating, blending, mixing or sale of petroleum products, other hydrocarbons or other substances, other than in the ordinary course;

•	grant any lien (other than certain permitted encumbrances) on any of its material assets other than to secure indebtedness;
•
settle any action, in each case made or pending against MLP or any of its subsidiaries, or any of their officers and directors in their capacities as such, other than the settlement of actions which, in any event (i) is solely for monetary damages for an amount not to exceed $5 million for any such settlement individually or $10 million in the aggregate, (ii) does not compromise or waive any material claims or rights of MLP or its subsidiaries , or (iii) would not be reasonably expected to prohibit or restrict MLP or its subsidiaries from operating their business in the same manner in all material respects as operated on the date of the Merger Agreement;

•
except as required by law, (i) make (if inconsistent with past practice), change or rescind any material election in respect of taxes, (ii) amend any material tax return, (iii) extend or waive, or agree to extend or waive, any statute of limitation with respect to the assessment, determination or collection of any material amount of taxes (other than pursuant to extensions of time to file tax returns obtained in the ordinary course), (iv) enter into a “closing agreement” within the meaning of Section 7121 of the Internal Revenue Code of 1986, as amended (or any corresponding or similar provision of applicable law in respect of taxes), with any governmental authority regarding any material tax liability or assessment, (v) settle, resolve or otherwise dispose of any material claim or proceeding relating to taxes or surrender a right to a material tax refund, or (vi) change any material method of accounting for U.S. federal income or foreign tax purposes;

•
abandon, dispose of, or permit to lapse any material intellectual property owned by MLP or its subsidiaries, or disclose any material trade secret or other material confidential information of MLP or any of its subsidiaries in a manner that would result in the loss of confidentiality thereof, in each case other than in the ordinary course;

•
except to the extent required pursuant to any MLP Plan as in effect on the date of the Merger Agreement, (i) establish, adopt, enter into, amend, terminate, or take any action to accelerate rights under, any MLP Plan or plan, program, policy, practice, agreement or arrangement that would be an MLP Plan if it had been in effect on the date of the Merger Agreement; (ii) grant or pay, or commit to grant or pay, any bonus, incentive or profit-sharing award or payment to any current or former director, officer, employee or individual service provider of MLP or any of its subsidiaries; (iii) increase, or commit to increase, the amount of the wages, salary, bonuses, commissions, fringe benefits, severance or other compensation (including equity or equity-based compensation, whether payable in stock, cash or other property), benefits or remuneration payable to any current or former director, officer, employee or individual service provider of MLP or any of its subsidiaries; (iv) take any action to accelerate any payment or benefit, the vesting of any equity or equity-based award or the funding of any payment or benefit, payable or to become payable to any current or former director, officer, employee or individual service provider of MLP or any of its subsidiaries; (v) enter into any employment, severance, change in control, retention, individual consulting or similar agreement with any current or former director, officer, employee or individual service provider of MLP or any of its subsidiaries; (vi) except as may be required by GAAP, materially change any actuarial or other assumptions used to calculate funding obligations with respect to any MLP Plan, make any voluntary contributions to an MLP Plan that are outside the ordinary course or materially change the manner in which contributions to such MLP Plans are made or the basis on which such contributions are determined; or (vii) hire, engage, promote or terminate (other than for cause) any employee, officer or other individual service provider; or
•	authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.
Parent does not have the right to control or direct MLP’s or its subsidiaries’ operations prior to the Effective Time.
MLP will not (i) enter into or materially modify any joint venture contracts, (ii) redeem, purchase, sell, transfer or otherwise acquire or dispose of, or offer to purchase, redeem, sell, transfer or otherwise acquire or dispose of, directly or indirectly, any equity interests or any securities convertible or exchangeable into or exercisable for any equity interests or any bonds, debentures, notes or other indebtedness of any joint ventures held by MLP or its subsidiaries, (iii) grant any person any right or option to acquire any securities or equity interest of any joint ventures held by MLP or its subsidiaries, or (iv) enter into any contract, understanding or arrangement with respect to the sale, voting, registration or repurchase of the securities or equity interests of any joint ventures held by MLP or its subsidiaries.
MLP Unitholder Approval
MLP has agreed to hold a special meeting of the Common Unitholders for purposes of obtaining the necessary approval of the Common Unitholders for the Merger (“MLP Unitholder Approval”). See “Information about the Special Meeting and Voting.”
The Merger Agreement also requires MLP, through the MLP Board, to recommend to the Common Unitholders that they approve the Merger Agreement and the Merger and use reasonable best efforts to obtain MLP Unitholder Approval. MLP’s obligation to submit the Merger Agreement to the Common Unitholders for approval at the MLP Unitholder Meeting is not affected by a withdrawal of recommendation by the MLP Board (acting on the recommendation of the Conflicts Committee) to approve the Merger Agreement or the Merger.
Withdrawal of Recommendation
Except as permitted below, the MLP Board (acting on the recommendation of the Conflicts Committee) will not make an Adverse Recommendation Change. Any violation of the foregoing by MLP’s or MLP GP’s subsidiaries, or MLP’s or MLP GP’s representatives, other than any violation caused by or at the direction of Parent, will be deemed to be a breach of the Merger Agreement by MLP and MLP GP.
However, at any time prior to obtaining the MLP Unitholder Approval, and subject to compliance in all material respects with the following conditions, the MLP Board (acting on the recommendation of the Conflicts Committee) may make an Adverse Recommendation Change if, and only if:
•
an MLP Intervening Event has occurred and the MLP Board (acting on the recommendation of the Conflicts Committee after consulting with its financial advisor and outside legal counsel) has determined in good faith, after consulting with its outside legal counsel, that the failure to take such action would reasonably be expected to constitute a breach of its duties under the MLP Partnership Agreement or applicable law; or

•
MLP receives a Takeover Proposal and the MLP Board (acting on the recommendation of the Conflicts Committee after consulting with its financial advisor and outside legal counsel) has determined in good faith, after consulting with its outside legal counsel, that such Takeover Proposal constitutes a Superior Proposal and that the failure to take such action would reasonably be expected to constitute a breach of its duties under the MLP Partnership Agreement or applicable law.

An “MLP Intervening Event” as used herein means any event, development or occurrence that is material to MLP and its subsidiaries, taken as a whole, that was not known or reasonably foreseeable to the MLP Board on the date of the Merger Agreement (or if known, the consequences of which were not known or reasonably foreseeable to the MLP Board as of the date of the Merger Agreement), which event or circumstance, or any consequence thereof, becomes known to the MLP Board after the date hereof and prior to the MLP Unitholder Approval; provided, however, that in no event shall any of the following effects, changes, events, facts, conditions, developments or occurrences be taken into account in determining whether an Intervening Event has occurred: (A) the receipt, existence or terms of a Takeover Proposal or any matter relating thereto or direct or indirect consequence thereof; (B) any effect, change, event, fact, condition, development or occurrence generally affecting (1) the petroleum industry generally or the marine-based LNG midstream or downstream industries (including the related terminaling, storage, processing and marketing industries), including regulatory conditions (or changes therein) of any other industry in which MLP and its subsidiaries operate, or (2) the economy, credit, financial, capital or commodities markets in the countries in which MLP or its subsidiaries operate, or elsewhere in the world, including changes in interest or currency exchange rates; or (C) the fact that, in and of itself, MLP or any of its subsidiaries exceeds any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period ending after the date of the Merger Agreement, or changes or prospective changes in the market price or trading volume of the Common Units on the Nasdaq (it being understood that the underlying facts giving rise or contributing to such events may be taken into account in determining whether there has been an MLP Intervening Event if such facts are not otherwise excluded under this definition).
A “Takeover Proposal” as used herein means any inquiry, proposal or offer from any entity (other than Parent and its subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (i) sale, lease, exchange, transfer or other disposition of 15% or more of the fair market value of the assets of MLP and its subsidiaries, taken as a whole, (ii) sale of Common Units or other securities representing 15% or more of the Common Units of MLP, including by way of a tender offer or exchange offer or (iii) merger, amalgamation, consolidation, exchange, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving MLP or any of its subsidiaries pursuant to which such entity (or the shareholders of any entity) would acquire, directly or indirectly, 15% or more of the aggregate voting power of MLP or the surviving entity in a transaction involving MLP or the resulting direct or indirect parent of MLP or such surviving entity in any such transaction, in each case, other than the Transactions.
A “Superior Proposal” as used herein means a bona fide written Takeover Proposal that did not result from a material breach of the non-solicitation provisions above, which the MLP Board (acting on the recommendation of the Conflicts Committee) determines in good faith (after consultation with its financial advisor and outside legal counsel), and taking into account all legal, regulatory, financial, financing and other aspects of the Covered Proposal deemed relevant by the MLP Board (including payment of any termination fee) (a) is on terms and conditions more favorable from a financial point of view to MLP, including the Common Unitholders, than those contemplated by the Merger Agreement, (b) the conditions to the consummation of which are all reasonably capable of being satisfied in the reasonable opinion of the Conflicts Committee and (c) for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Conflicts Committee.
A “Covered Proposal” as used herein means a Takeover Proposal, substituting “75%” for each occurrence of “15%” in the definition of “Takeover Proposal”.
However, the MLP Board (acting on the recommendation of the Conflicts Committee) may not effect an Adverse Recommendation Change pursuant to the foregoing unless:
•
the Conflicts Committee or the MLP Board has provided prior written notice to Parent specifying in reasonable detail the reasons for such action at least five business days in advance of the MLP Board’s intention to take such action with respect to an Adverse Recommendation Change; and

•
during the MLP Notice Period, the Conflicts Committee has negotiated, and has used its reasonable best efforts to cause its financial advisor and outside legal counsel to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that the failure of the MLP Board (acting on the recommendation of the Conflicts Committee) to effect such Adverse Recommendation Change would not be inconsistent with its duties under the MLP Partnership Agreement or applicable law. The Conflicts Committee must take into account all changes to the terms of the Merger Agreement proposed by Parent in determining whether to recommend an Adverse Recommendation Change to the MLP Board.

No Solicitation of Other Offers
MLP has agreed that it will, and will cause each of its subsidiaries and affiliates to, and will use its reasonable best efforts to cause its representatives to, immediately cease any solicitation, encouragement, discussions or negotiations with respect to any Takeover Proposals that were ongoing on or prior to January 13, 2021, and will promptly request from each person that has executed a confidentiality agreement with MLP within the one-year period prior to and ending on January 13, 2021 in connection with its consideration of making such proposal that it promptly return or destroy (as provided in the terms of such confidentiality agreement) any non-public information concerning MLP or any of its subsidiaries previously furnished or made available to such person or any of its representatives by or on behalf of MLP, its affiliates or its representatives. MLP will promptly inform its representatives of such obligations and will be liable for any action taken by any representative of MLP at the direction of MLP that, if taken by MLP, would constitute a breach of its non-solicitation obligations. Upon becoming aware of any action by any representative of MLP that would constitute such a breach of the non-solicitation provisions in the Merger Agreement, MLP will stop any such representative from continuing to take such action, directly or indirectly.
Subject to MLP’s compliance with its non-solicitation obligations under the Merger Agreement, MLP and its representatives and the MLP Board will be permitted to, at any time prior to obtaining the MLP Unitholder Approval, in response to a bona fide written Takeover Proposal that was (i) delivered to MLP after January 13, 2021, and (ii) did not result from any breach of the non-solicitation provisions in the Merger Agreement, take the following actions:
•
engage in discussions or negotiations with the person (and its representatives) who has made such Takeover Proposal regarding such Takeover Proposal, if the MLP Board (acting upon the recommendation of the Conflicts Committee after consulting with its financial advisor and outside legal counsel) determines (A) in good faith, after consultation with its outside legal counsel, that such Takeover Proposal constitutes, or is reasonably likely to result in, a Superior Proposal and (B) after consulting with its outside legal counsel, that the failure to do so would reasonably be expected to constitute a breach of its duties under the MLP Partnership Agreement or applicable law; or

•
furnish or disclose any information relating to MLP or any of its subsidiaries to the person who has made such Takeover Proposal (and its representatives), if the MLP Board (acting upon the recommendation of the Conflicts Committee after consulting with its financial advisor and outside legal counsel) determines (A) in good faith, after consulting with its outside legal counsel, that such Takeover Proposal constitutes, or is reasonably likely to result in, a Superior Proposal and (B) after consulting with its outside legal counsel, that the failure to do so would reasonably be expected to constitute a breach of its duties under the MLP Partnership Agreement or applicable law, provided that all such information (other than non-intentional, immaterial omissions therefrom) has previously been provided to Parent or is provided to Parent prior to or concurrently with the time it is provided to such person.

MLP agreed that, from and after January 13, 2021, it will notify Parent promptly (and in no event later than 24 hours after receipt by, or communication to, MLP or its representatives) upon receipt of any Takeover Proposal or inquiry, indication, proposal or offer by any person that would reasonably be expected to result in a Takeover Proposal after January 13, 2021. MLP will promptly provide Parent with the identity of such person, a description of the terms of such Takeover Proposal, inquiry, indication, proposal or offer, and promptly provide to Parent (and in no event later than 24 hours after receipt by, or communication to, MLP or its representatives) unredacted copies of all material correspondence or other material written documentation with respect thereto (and written summaries of any material oral communications). MLP will keep Parent reasonably informed on a prompt basis (24 hours) of any material developments regarding any such Takeover Proposal, inquiry, indication, proposal or offer. In the event that MLP does not provide such notice or information within the required 24-hour period, such failure will not in any circumstance constitute a material breach under the Merger Agreement if MLP provides such notice or information within an additional 24-hour period. However, the failure to provide such notice or information within the additional 24-hour period will not necessarily constitute a material breach under the Merger Agreement.
The MLP Board will be permitted to make any required public disclosure if it determines, after consultation with outside legal counsel, that the failure to do so would reasonably be expected to constitute a breach of its duties under the MLP Partnership Agreement or applicable law. However, this will not be deemed to permit the MLP

Board to make an Adverse Recommendation Change. Any public disclosure by MLP or the MLP Board or any committee thereof relating to a Takeover Proposal (other than a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, or a statement that the MLP Board has received and is currently evaluating such Takeover Proposal) will be deemed to be an Adverse Recommendation Change by the MLP Board, unless the MLP Board reaffirms the MLP Board Recommendation in such disclosure.
Cooperation
MLP, MLP GP, GP Parent and the Parent Entities have agreed to cooperate with each other and use, and cause their respective subsidiaries to use, reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for in the Merger Agreement) to promptly:
•
take or cause to be taken all actions, and do or cause to be done all things, that are necessary, proper or advisable to cause the conditions to the closing of the Merger to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions, including (i) preparing and filing promptly all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) executing and delivering any additional instruments necessary to consummate the Transactions;

•
obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any governmental authority or third party necessary, proper or advisable to consummate the Transactions, including any such approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations required under applicable antitrust laws;

•	take all steps that are necessary, proper or advisable to avoid any actions by any governmental authorities with respect to the Merger Agreement or the Transactions; and
•
defend or contest in good faith any action by any third party (excluding any governmental authority), whether judicial or administrative, challenging the Merger Agreement or that would otherwise prevent or materially delay the consummation of the Transactions, subject to certain exceptions.

However, Parent or any of its affiliates will not be required to (i) litigate any action by or on behalf of any governmental authority seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions or (ii) take or refrain from or to agree to the taking or refraining from any action (including any amendment, waiver or termination of any agreement, including the Merger Agreement) or to permit or suffer to exist any restriction, condition, limitation or requirement that would or would reasonably be expected to result, individually or in the aggregate, in a Burdensome Condition. Without the prior written consent of Parent, MLP and its affiliates will not take or refrain from or agree to the taking or refraining from any action (including any amendment, waiver or termination of any agreement, including the Merger Agreement) or to permit or suffer to exist any restriction, condition, limitation or requirement that would or would reasonably be expected to result, individually or in the aggregate, in a Burdensome Condition.
A “Burdensome Condition” as used herein means anything that shall require Parent or any of its subsidiaries or permit MLP or any of its subsidiaries to undertake any efforts or to take any action (including accepting or agreeing to any terms, conditions, liabilities, obligations, commitments or sanctions relating to the operation of the business of Parent or any of its subsidiaries, MLP or any of its subsidiaries or otherwise or proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of assets or businesses of Parent or MLP or their respective subsidiaries) if the taking of such efforts or action, individually or in the aggregate, would reasonably be expected to result in a material adverse effect on (i) MLP and its subsidiaries, taken as a whole, (ii) Parent, or (iii) Parent, after giving effect to the Transactions (taking into account the expected benefits of the Transactions to Parent); provided that, in the case of clauses (ii) and (iii), the materiality of any adverse effect shall be measured against the size of the assets and business of MLP and its subsidiaries, taken as a whole.
MLP and Parent will each use its reasonable best efforts to (i) take all action necessary to ensure that no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or similar statute or regulation (each, a “Takeover Law”) is or becomes applicable to any of the Transactions and refrain from taking any actions that would cause the applicability of such laws and (ii) if the restrictions of any Takeover Law become applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable and otherwise lawfully minimize the effect of such Takeover Law on the Transactions.
Parent will, in consultation and cooperation with MLP and as promptly as practicable following January 13, 2021, file all appropriate documents, forms, filings or submissions with the governmental authorities set forth in the MLP Disclosure Schedule in order to obtain the Required Regulatory Approvals. Any such filings will be in material compliance with the requirements of applicable law. Each of the parties to the Merger Agreement will:
•
furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any documents, forms, filings or submissions with the governmental authorities set forth in the MLP Disclosure Schedule;

•
give the other party reasonable prior notice of any such filings or submissions and, to the extent reasonably practicable, of any communication with, and any inquiries or requests for additional information from, any governmental authority regarding the Transactions, and permit the other party to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other party in connection with, any such filings, submissions, communications, inquiries or requests;

•
unless prohibited by applicable law or by the applicable governmental authority, and to the extent reasonably practicable, (i) not participate in or attend any meeting, or engage in any substantive conversation, with any governmental authority in respect of the Transactions without the other party, (ii) give the other party reasonable prior notice of any such meeting or substantive conversation, (iii) in the event one party is prohibited by applicable law or by the applicable governmental authority from participating in or attending any such meeting or engaging in any such substantive conversation, to the extent permitted by applicable law or such governmental authority, keep such party apprised with respect thereto, (iv) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending the Merger Agreement or any of the Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any governmental authority, and (v) furnish the other party with copies of all substantive filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and its affiliates and their respective representatives, on the one hand, and any governmental authority or members of any governmental authority’s staff, on the other hand, with respect to the Merger Agreement and the Transactions (excluding any personally sensitive information); and

•
comply with any inquiry or request from any Governmental Authority as promptly as reasonably practicable, with respect to the Merger Agreement and the Transactions. The parties agree not to extend, directly or indirectly, any waiting period under any applicable Antitrust Law or enter into any agreement with a Governmental Authority to delay in any material respect or not to consummate the Merger or any of the other Transactions, except with the prior written consent of the other parties hereto, which shall not be unreasonably withheld, conditioned or delayed in the context of seeking such a delay.

Notwithstanding anything to the contrary herein, each of MLP and Parent will use commercially reasonable efforts to obtain the third party consents and approvals listed on the MLP Disclosure Schedule in connection with the consummation of the Transactions and will cooperate and consult with each other with respect to obtaining such consents. Each of MLP and Parent will bear 50% of any commercially reasonable payments made to third parties in connection with obtaining such consents.
Standstill
Parent has agreed that until the earlier of (i) the closing of the Merger or termination of the Merger Agreement or (ii) July 12, 2021, neither it nor any of its controlled affiliates will acquire (or propose or agree to acquire) of record or beneficially, by purchase or otherwise, the right to vote any Common Units, provided that the foregoing will not limit or restrict Parent from exercising its rights under the Support Agreement.
Pre-Closing Reorganization
MLP and MLP GP have agreed that upon reasonable request of Parent and upon reasonable prior notice from Parent, MLP and MLP GP shall use commercially reasonable efforts to:

•
file or consent to any tax elections or perform such other reorganization transactions with respect to any subsidiary of MLP as Parent may reasonably request in writing (each, a “Pre-Closing Reorganization”);

•
cooperate with Parent and its advisors to determine the nature of the Pre-Closing Reorganizations, if any, that might be undertaken and the manner in which they would most effectively be undertaken, including providing any necessary information in connection therewith;

•	cooperate with Parent and its advisors to seek to obtain consents or waivers, if any, which are required from any third party to give effect to the Pre-Closing Reorganizations; and
•
prepare, or cooperate with Parent to prepare, prior to the Effective Time (or, with respect to any Pre-Closing Reorganization intended to be consummated after the closing of the Merger, as soon as reasonably practicable after the closing of the Merger), all documentation reasonably necessary and do such other acts and things as are reasonably necessary to give effect to such Pre-Closing Reorganization.

However, MLP and MLP GP will not be required to take or cooperate with any action requested by Parent if (i) MLP or MLP GP determines, in its reasonable discretion, that such action (A) would reasonably be expected to be disadvantageous to a Common Unitholder (or a direct or indirect owner of such Common Unitholder) or holder of Preferred Units or (B) would reasonably be expected to impede, hinder, or delay the closing of the Merger or the satisfaction of any closing condition to the Merger or (ii) such action would be effective prior to the Effective Time and MLP or MLP GP determines, in its reasonable discretion, that such action nonetheless is reasonably expected to be disadvantageous to MLP, MLP GP, or their respective affiliates in the event that the closing of the Merger does not occur.
In addition, Parent has agreed that it will be responsible for all reasonable costs and expenses incurred by MLP, its affiliates (including GP Parent), and MLP GP associated with any Pre-Closing Reorganization, including professional fees and expenses and taxes, and will indemnify and save harmless MLP, its affiliates, and MLP GP and their respective representatives from and against any and all losses, damages, claims, taxes, costs or expenses suffered or incurred by any of them in connection with or as a result of any such Pre-Closing Reorganization, except to the extent such losses, damages, claims, taxes, costs or expenses arose from the bad faith or willful misconduct of MLP or its representatives. Parent has also agreed that any actions taken at the request of Parent relating to a Pre-Closing Reorganization shall not constitute a breach of, or non-compliance with, a representation, warranty or covenant in the Merger Agreement by MLP, its affiliates, or MLP GP.
Conditions to the Merger
The consummation of the Merger is subject to certain customary closing conditions, as described further below.
Conditions to Each Party’s Obligations
The respective obligations of MLP, MLP GP, Parent and Merger Sub to effect the Merger is subject to the satisfaction or waiver (if permissible under applicable law) of the following conditions:
•	the MLP Unitholder Approval will have been obtained in accordance with applicable law and the MLP Charter and MLP Partnership Agreement;
•	the Required Regulatory Approvals will have been filed, have occurred or been obtained and all such Required Regulatory Approvals will be in full force and effect; and
•
no injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental authority will be in effect enjoining, restraining or otherwise prohibiting consummation of the Merger.

Conditions to Parent’s and Merger Sub’s Obligations
The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or waiver (if permissible under applicable law) of the following conditions:
•
the accuracy as of the date of the Merger Agreement (or as otherwise specified) and as of the Closing Date of the representations made by MLP and MLP GP subject to certain materiality qualifiers to the extent specified in the Merger Agreement;

•
MLP and MLP GP will have performed or complied in all material respects with their respective obligations required to be performed or complied with by them under the Merger Agreement at or prior to the Effective Time;

•
since January 13, 2021, there will not have been any effect, change, circumstance, development, event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

•
Parent will have received at the closing of the Merger a certificate signed on behalf of MLP by a senior executive officer of MLP to the effect that the conditions set forth in the previous three bullets have been satisfied;

•	the Required Regulatory Approvals will have been filed or obtained or shall have occurred, as applicable, in each case, without the imposition of a Burdensome Condition;
•	the relevant parties will have executed and delivered certain agreements to govern the relationship between the parties to the Transactions and the GP Transfer post-closing;
•	Parent and Merger Sub will have received the written resignation of each member of the MLP Board, effective as of the Effective Time;
•
MLP will have received and delivered to Parent the third-party consents and approvals listed on the MLP Disclosure Schedule, and all such consents and approvals will remain in full force and effect; and

•	all conditions to GP Buyer’s obligation to close the GP Transfer under the GP Transfer Agreement will have been satisfied or waived.
Conditions to MLP’s Obligations
MLP’s obligations to effect the Merger is further subject to the satisfaction or waiver (if permissible under applicable law) of the following conditions:
•
the accuracy as of the date of the Merger Agreement (or as otherwise specified) and as of the Closing Date of the representations made by Parent and Merger Sub subject to certain materiality qualifiers to the extent specified in the Merger Agreement;

•
Parent and Merger Sub will have performed or complied in all material respects with their respective obligations required to be performed or complied with by them under the Merger Agreement at or prior to the Effective Time;

•
since January 13, 2021, there will not have been any effect, change, circumstance, development, event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Parent or its subsidiaries to perform or comply with any material obligation under the Merger Agreement or to consummate the transactions contemplated by the Merger Agreement and GP Transfer Agreement in accordance with their terms;

•
MLP will have received at the closing of the Merger a certificate signed on behalf of Parent by a senior executive officer of Parent to the effect that the conditions set forth in the previous three bullets have been satisfied;

•	the relevant parties will have executed and delivered certain agreements to govern the relationship between the parties to the Transactions and the GP Transfer post-closing; and
•	all conditions to GP Parent’s obligation to close the GP Transfer under the GP Transfer Agreement will have been satisfied or waived.
A “Material Adverse Effect” as used herein means with respect to MLP and its subsidiaries, (a) a material adverse effect on the ability of MLP or its subsidiaries to perform or comply with any material obligation under the Merger Agreement or to consummate the Transactions in accordance with the terms thereof, or (b) any change, effect, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of MLP and its subsidiaries, taken as a whole; provided, however, that, in the case of clause (b) any changes, effects, events or occurrences to the extent resulting from or due to any of the following shall be disregarded in determining whether there has been a Material Adverse Effect: (i) changes, effects, events or occurrences generally affecting the United States or global economy, the financial, credit, debt, securities or other capital markets or political, legislative or regulatory conditions or changes in the industries in which MLP or its subsidiaries operates; (ii) the announcement, pendency or consummation of the Merger Agreement or the transactions contemplated hereby or the performance of the Merger Agreement (including the impact thereof on relationships with customers or employees); provided that this clause shall not apply to the representations and warranties set forth in Section 3.03 of the Merger Agreement; (iii) any change in the market price or trading volume of Common Units (it being understood and agreed that the foregoing shall not preclude any other party to the Merger Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect); (iv) acts of war or terrorism (or the escalation of the foregoing), epidemics or pandemics (including COVID-19 and any COVID-19 Measures) or natural disasters or other force majeure events; (v) changes in any applicable laws or regulations applicable to MLP or its subsidiaries, GAAP or applicable accounting regulations or principles or the interpretation thereof; (vi) any proceedings commenced by or involving any current or former member, partner or stockholder of MLP or its subsidiaries (on their own or on behalf of such entity) arising out of or related to the Merger Agreement or the Transactions; (vii) changes, effects, events or occurrences generally affecting the prices of oil, gas, natural gas, natural gas liquids or other commodities; (viii) any action taken by MLP or its subsidiaries that is expressly required by the covenants set forth herein (other than Section 5.01 of the Merger Agreement) or at Parent’s express written request or with Parent’s written consent, or the failure to take any action by MLP or its subsidiaries if that action is prohibited by the Merger Agreement and Parent did not consent to such action; and (ix) any action taken by Parent or any of its affiliates (including termination by Parent or any of its affiliates of any contract between such Person and MLP or any of its subsidiaries); provided, however, that changes, effects, events or occurrences referred to in clauses (i), (iv), (v) and (vii) above shall be considered for purposes of determining whether there has been or would reasonably be expected to be a Material Adverse Effect if and to the extent such changes, effects, events or occurrences has had or would reasonably be expected to have a disproportionate adverse effect on MLP and its subsidiaries, as compared to other companies operating in the industries in which MLP and its subsidiaries operate, in which case only the incremental disproportionate adverse effect of such changes, effects, events or occurrences shall be taken into account for the purpose of determining whether there has been or would reasonably be expected to be a Material Adverse Effect.
MLP CAN GIVE NO ASSURANCE WHEN OR IF ALL OF THE CONDITIONS TO THE MERGER WILL BE EITHER SATISFIED OR, TO THE EXTENT PERMISSIBLE UNDER APPLICABLE LAW, WAIVED, OR THAT THE MERGER WILL BE CONSUMMATED. IF THE MERGER PROPOSAL IS NOT APPROVED BY THE HOLDERS OF A MAJORITY OF COMMON UNITS OR IF THE MERGER IS NOT COMPLETED FOR ANY OTHER REASON, YOU WILL NOT RECEIVE ANY CONSIDERATION FOR YOUR COMMON UNITS IN CONNECTION WITH THE MERGER. INSTEAD, MLP WILL REMAIN A PUBLICLY TRADED LIMITED PARTNERSHIP, AND THE COMMON UNITS WILL CONTINUE TO BE LISTED AND TRADED ON THE NASDAQ.
Termination of the Merger Agreement
The Merger Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time (except as otherwise expressly noted):
•	by the mutual written consent of MLP and Parent (which, in the case of MLP, must be approved by the Conflicts Committee);
•	by either MLP or Parent:
○
if the Merger is not consummated on or before July 13, 2021 (the “Termination Date”). However, such right to terminate under this bullet will not be available to any party if the breach in any material respect by such party of its representations and warranties set forth in the Merger Agreement or the failure in any material respect of such party to perform any of its obligations under the Merger Agreement, including to use its reasonable best efforts to consummate the Transactions as required by and subject to the terms and conditions of the Merger Agreement, has been a primary cause of or resulted in the failure of the Merger to be consummated on or before such date;

○
if a court of competent jurisdiction or other governmental authority has issued a final and non-appealable order, or has taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting any of the Transactions. However, such right to terminate under this bullet will not be available to any party whose failure to take certain required actions to satisfy the closing conditions and consummate the Transactions resulted in the entry of the order or the taking of such other action;

○	if the special meeting of Common Unitholders (including any adjournments or postponements thereof) has concluded and the MLP Unitholder Approval has not been obtained;
○	at any time prior to the receipt of the MLP Unitholder Approval, if MLP willfully and materially breaches the non-solicitation provisions of the Merger Agreement;
•	by Parent:
○
if MLP or MLP GP has breached any of its representations or warranties or failed to perform any of its covenants or agreements under the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of a closing condition required for Parent and Merger Sub to effect the Merger and (ii) is incapable of being cured prior to the Termination Date, or if capable of being cured, has not been cured by MLP or MLP GP within 30 days after MLP’s receipt of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate the Merger Agreement and the basis for such termination (or in any event has not been cured by the Termination Date). However, Parent will not have the right to terminate the Merger Agreement for such reason if Parent or Merger Sub is then in material breach of any of its material representations, warranties, covenants or agreements under the Merger Agreement;

○	prior to but not after MLP Unitholder Approval is obtained, if the MLP Board (acting on the recommendation of the Conflicts Committee) has made an Adverse Recommendation Change; or
•	by MLP:
○
if Parent or Merger Sub has breached any of its representations or warranties or failed to perform any of its covenants or agreements under the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of certain conditions required for MLP to effect the Merger and (ii) is incapable of being cured prior to the Termination Date, or if capable of being cured, has not been cured by Parent or Merger Sub within 30 days after Parent’s receipt of written notice of such breach or failure to perform from MLP stating MLP’s intention to terminate the Merger Agreement and the basis for such termination (or in any event has not been cured by the Termination Date). However, MLP will not have the right to terminate the Merger Agreement for such reason if MLP is then in material breach of any of its material representations, warranties, covenants or agreements under the Merger Agreement.

Termination Fees and Expenses
MLP will pay to Parent a cash amount equal to $9,424,849 (the “Termination Fee”) (less any documented out-of-pocket expenses incurred by Parent, Merger Sub and their respective affiliates in connection with the Merger and the Transactions up to a maximum amount of $2,513,293 (the “Parent Expenses”) previously reimbursed to Parent) as promptly as possible (but in any event within three business days) in the event that:
•
the Merger Agreement is (i) terminated by Parent or MLP (A) if the Termination Date has arrived or (B) if the special meeting of Common Unitholders (including any adjournments or postponements thereof) has concluded and the MLP Unitholder Approval has not been obtained, or (ii) by Parent if MLP or MLP GP has breached any of its representations or warranties or failed to perform any of its covenants or agreements under the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of a closing condition required for Parent and Merger Sub to effect the Merger and (ii) is incapable of being cured prior to the Termination Date, or if capable of being cured, has not been cured by MLP or MLP GP within 30 days after MLP’s receipt of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate the Merger Agreement and the basis for such termination (or in any event has not been cured by the Termination Date); however, Parent will not have the right to terminate the Merger Agreement for such reason if Parent or Merger

Sub is then in material breach of any of its material representations, warranties, covenants or agreements under the Merger Agreement; provided that (A) a Takeover Proposal shall have been made to the MLP Board or publicly made, proposed or communicated by a third party after the date of the Merger Agreement and not withdrawn prior to the time the Merger Agreement is terminated and (B) within 12 months of the date the Merger Agreement is terminated, MLP consummates or enters into a definitive agreement to consummate any Takeover Proposal or consummates any Takeover Proposal; provided, further, that solely for purposes of this paragraph, all references to 15% in the definition of “Takeover Proposal” shall be deemed to be references to 50%; or
•
the Merger Agreement is (i) terminated by Parent (A) if at any time prior to the receipt of the MLP Unitholder Approval MLP willfully and materially breaches its non-solicitation obligations or (B) if prior to but not after MLP Unitholder Approval is obtained the MLP Board (acting on the recommendation of the Conflicts Committee) shall have made an Adverse Recommendation Change or (ii) by MLP or Parent (A) if the Termination Date has arrived or (B) if the special meeting of Common Unitholders (including any adjournments or postponements thereof) has concluded and the MLP Unitholder Approval has not been obtained and if Parent could have terminated the Merger Agreement because (x) at any time prior to the receipt of the MLP Unitholder Approval MLP willfully and materially breaches its non-solicitation obligations or (y) prior to but not after MLP Unitholder Approval is obtained the MLP Board (acting on the recommendation of the Conflicts Committee) shall have made an Adverse Recommendation Change.

If the Merger Agreement is validly terminated, then MLP will pay or cause to be paid the Parent Expenses to Parent or its designee by wire transfer of same-day funds to an account designated by Parent for such payment within two business days after such termination.
If MLP fails to pay in a timely manner any amount due in connection with a termination, then (i) MLP will reimburse Parent for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related actions commenced and (ii) MLP will pay to Parent interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%.
Each of the parties to the Merger Agreement acknowledges and agrees: (i) the agreements related to the Termination Fee and Parent Expenses are an integral part of the transactions contemplated by the Merger Agreement, and that, without these agreements, the parties would not enter into the Merger Agreement and (ii) that the Termination Fee and the Parent Expenses, as applicable, are not intended to be a penalty, but rather reasonable liquidated damages that will compensate a party, in the circumstances in which such payment is due and payable and which do not involve fraud or a willful breach, for the efforts and resources expended and opportunities foregone while negotiating the Merger Agreement, in reliance on the Merger Agreement and on the expectation of the consummation of the Transactions, which amount would otherwise be impossible to calculate with precision.
Amendment, Extension and Waiver
Amendment or Supplement
At any time prior to the Effective Time, the Merger Agreement may be amended or supplemented in any and all respects by written agreement of the parties to the Merger Agreement. However, (a) any amendment or supplement to the Merger Agreement will require the approval of the Conflicts Committee and (b) after receipt of the MLP Unitholder Approval, no amendment may be made which by law would require the further approval of the Common Unitholders without first obtaining such further approval. Furthermore, no amendment to the Merger Agreement may be made that would adversely affect the rights of certain parties providing financing in connection with the Transactions.
Extension and Waiver
At any time prior to the Effective Time, Parent and (with the approval of the Conflicts Committee) MLP may, subject to applicable law, (a) waive any inaccuracies in the representations and warranties of the other party, (b) extend the time for the performance of any of the obligations or acts of the other party, or (c) subject to the requirements of applicable law, waive compliance by the other party with any of the agreements contained in the Merger Agreement or, subject to certain exceptions, waive any of such party’s conditions (it being understood that Parent and Merger Sub will be deemed a single party for purposes of the foregoing). No failure or delay by MLP, MLP GP, Parent or Merger Sub in exercising any right will operate as a waiver of such right nor will any single or partial exercise of any right preclude any other or further exercise such right or the exercise of any other right. Any agreement on the part of a party to the Merger Agreement to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party.

THE SUPPORT AGREEMENT
This section of this proxy statement describes the material provisions of the Support Agreement but does not purport to describe all of the terms of the Support Agreement. The following summary is qualified in its entirety by reference to the complete text of the Support Agreement, a copy of which is included in Annex B to this proxy statement and is incorporated into this section by reference in its entirety. We urge you to read the full text of the Support Agreement.
On January 13, 2021, MLP and the GP Parent Entities entered into the Support Agreement with Parent. Under the Support Agreement, the GP Parent Entities have agreed to vote the Sponsor Units, which represent approximately 30.8% of the outstanding Common Units, for approval of the Merger Agreement and any related proposal necessary or desirable for the consummation of the Transactions and against any alternative proposal that is prohibited by the Merger Agreement (unless approved in writing by Parent), subject to the qualifications set forth below.
Support Covenants
Each of the GP Parent Entities has agreed that, during the period from the date of the Support Agreement to the termination of the Support Agreement (the “Applicable Period”), at any meeting of Common Unitholders, however called, or at any postponement or adjournment thereof, or in any other circumstance upon which a vote or other approval of all or some of the Common Unitholders is sought, each GP Parent Entity shall, and shall cause any holder of record of its Sponsor Units on any applicable record date to, vote:
•	to approve the Merger Agreement and any other matter that is required to be approved by the Common Unitholders in order to effect the Merger;
•
against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale or transfer of a material amount of assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the MLP or any of its subsidiaries that is prohibited by the Merger Agreement, unless, in each case, such transaction is approved in writing by Parent; and

•
against any amendment of the MLP Charter or the MLP Partnership Agreement or other proposal or transaction involving MLP or any of its subsidiaries, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any outstanding class of units of MLP.

Notwithstanding the foregoing, in the event of an Adverse Recommendation Change made in compliance with the Merger Agreement, the obligation of each GP Parent Entity to vote its respective Common Units as to which the GP Parent Entity controls the right to vote in the manner set forth above shall be modified such that:
•
the GP Parent Entities, collectively, shall vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering a number of the Common Units owned by them equal to 20% of the outstanding Common Units of MLP as of the date of the special meeting to approve the Merger Agreement entitled to vote in respect of such matter; and

•
the GP Parent Entities shall cause all remaining Common Units owned by them that are not restricted to be voted in a manner that is proportionate to the manner in which all outstanding Common Units (other than Common Units held by the GP Parent Entities) which are voted in respect of such matter, are voted.

Further, each GP Parent Entities has agreed during the Applicable Period to (i) retain at all times the right to vote all of its Subject Units in such GP Parent Entity’s sole discretion and without any other limitation on those matters other than those set forth above that are at any time or from time to time presented for consideration to the Common Unitholders generally, (ii) in the event that any meeting of the Common Unitholders is held, appear at such meeting or otherwise cause all of its Subject Units to be counted as present thereat for purposes of establishing a quorum, (iii) not transfer or otherwise dispose of their Common Units or any interest therein or voting rights with respect thereto, subject to certain exceptions, and (iv) not commit or agree, and to cause any record holder of its Subject Units to not commit or agree, to take any action inconsistent with the foregoing.

Termination
The Support Agreement terminates on the earliest to occur of: (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the date of any modification, waiver or amendment to the Merger Agreement effected without the consent of either GP Parent Entity that (A) decreases the amount or changes the form of consideration payable to Common Unitholders or (B) otherwise materially adversely affects the interests of such GP Parent Entity, (iv) the mutual written consent of the parties thereto and (v) the Termination Date.

GP TRANSFER AGREEMENT
This section of this proxy statement describes the material provisions of the GP Transfer Agreement but does not purport to describe all of the terms of the GP Transfer Agreement. The following summary is qualified in its entirety by reference to the complete text of the GP Transfer Agreement, a copy of which is attached to this proxy statement as Annex D and incorporated into this section by reference in its entirety. We urge you to read the full text of the GP Transfer Agreement.
On January 13, 2021, the GP Parent Entities and GP Buyer entered into the GP Transfer Agreement, pursuant to which, and concurrently with the consummation of the Merger, GP Buyer will, upon the terms and subject to the conditions thereof, purchase from GP Parent all of the outstanding limited liability company membership interests in MLP GP (the “MLP GP Membership Interests”) for $5,099,188 in cash (the “GP Transfer Purchase Price”), which is equivalent to $3.55 per GP Unit owned by MLP GP.
Additional Covenants and Agreements
In addition to the contemplated purchase and sale of the MLP GP Membership Interests for the GP Transfer Purchase Price, the GP Transfer Agreement sets forth certain additional covenants and agreements, as described further below:
•
subject to certain exceptions, from the date of the GP Transfer Agreement until the closing of the GP Transfer, the GP Parent Entities will use commercially reasonable efforts to (i) conduct MLP GP’s business in the ordinary course in all material respects, (ii) preserve MLP GP’s assets, and (iii) maintain the goodwill and reputation of MLP GP’s businesses in all material respects;

•
each of the GP Parent Entities will use its, and will cause its respective subsidiaries to use their, reasonable best efforts, to give and obtain (as the case may be) as promptly as practicable prior to the closing of the GP Transfer all notices, acknowledgements, waivers and consents that are necessary or advisable to be obtained in order to consummate the transactions contemplated by the Merger Agreement and the GP Transfer Agreement;

•
from and after the date of the GP Transfer Agreement until the day immediately following the Closing Date, MLP GP will not take any actions that would be restricted under the Merger Agreement with respect to MLP under the Merger Agreement, to the same extent as if such restrictions applicable to MLP under the Merger Agreement applied to MLP GP;

•
at or prior to the closing of the GP Transfer Agreement, each of GP Parent and GP Buyer will execute and deliver that certain omnibus agreement, substantially in the form set forth in Exhibit B to the GP Transfer Agreement;

•
at or prior to the closing of the GP Transfer Agreement, each of GP Parent and GP Buyer will execute and deliver that certain tax indemnity agreement, substantially in the form set forth in Exhibit C to the GP Transfer Agreement; and

•
all affiliate agreements set forth in GP Parent’s disclosure schedule delivered in connection with the GP Transfer Agreement will be terminated at or prior to the closing of the GP Transfer without further liability to GP Buyer, MLP GP, Parent or any of Parent’s subsidiaries.

Conditions Precedent to the GP Transfer
The consummation of the GP Transfer is subject to certain customary closing conditions, as described further below:
The obligation of GP Buyer to acquire the MLP GP Membership Interests is subject to the satisfaction or waiver of the following conditions:
•
the accuracy as of the date of the GP Transfer Agreement (or as otherwise specified) and as of the Closing Date of the representations made by the GP Parent Entities to the extent specified in the GP Transfer Agreement;

•
the GP Parent Entities will have performed or complied in all material respects with their respective obligations required to be performed or complied with by them under the GP Transfer Agreement at or prior to the closing of the GP Transfer;

•	GP Parent will have delivered to GP Buyer each of the deliverables set forth in the GP Transfer Agreement; and
•	all of the conditions of MLP’s obligation to close the Merger set forth in the Merger Agreement will have been satisfied or waived.
The obligation of GP Parent to sell the MLP GP Membership Interests is subject to the satisfaction or waiver of the following conditions:
•
the accuracy as of the date of the GP Transfer Agreement (or as otherwise specified) and as of the Closing Date of the representations made by GP Buyer to the extent specified in the GP Transfer Agreement;

•
GP Buyer will have performed or complied in all material respects with its obligations required to be performed or complied by it under the GP Transfer Agreement at or prior to the closing of the GP Transfer;

•	GP Buyer will have delivered to GP Parent each of the deliverables set forth in the GP Transfer Agreement; and
•	all of the conditions of GP Buyer’s obligation to close the Merger set forth in the Merger Agreement will have been satisfied or waived.

OTHER TRANSACTION AGREEMENTS
This section of this proxy statement describes the material provisions of certain agreements expected to be entered into in connection with the closing of the Merger and the Transactions but does not purport to describe all of the terms of such agreements. The following summaries are qualified in their entirety by reference to the complete final text of such agreements, which may differ from the terms agreed to at signing of the Merger Agreement.
Transition Services Agreement
In connection with the closing of the Merger and the Transactions, MLP and Golar Management Limited, a wholly owned subsidiary of GP Parent (“Golar Management”), expect to enter into a transition services agreement (the “Transition Services Agreement”), pursuant to which Golar Management will provide certain administrative and consulting services to MLP (the “Transition Services”) commencing on the date the Transition Services Agreement is entered into. The Transition Services Agreement will terminate on the earliest to occur of (i) the last day of the 12th calendar month following the month in which the Closing Date occurs, (ii) the date on which the Transition Services Agreement is duly terminated by either of the parties, (iii) the latest date any Transition Service is to be provided, or (iv) the date on which the provision of all Transition Services has been duly canceled. MLP may terminate any Transition Service upon 30 days prior written notice. Furthermore, (i) either party may terminate the Transition Services Agreement (a) at any time by the mutual written consent of the parties or (b) by written notice if the other party is in material breach of the Transition Services Agreement and fails to remedy the breach within 30 days of receipt of such notice, and (ii) Golar Management may immediately terminate the Transition Services Agreement if MLP has failed to pay any sum due and payable to Golar Management for a period of at least 30 days, unless such amount is being disputed in good faith.
MLP will pay Golar Management an aggregate annual fee of $3,000,000 for certain administrative Transition Services, as well as certain additional hourly and daily fees associated with certain consultancy, information technology and cyber-security Transition Services, and will reimburse Golar Management for all reasonable and documented out-of-pocket expenses or remittances of funds paid to a third party in connection with the provision of the Transition Services.
Subject to certain limitations, MLP will defend, indemnify and hold harmless Golar Management and its successors, assigns, members, affiliates, employees, officers, participants, shareholders, directors and personal representatives from and against all losses, liabilities, claims, damages, costs, and expenses (including, without limitation, reasonable attorneys’ fees and expenses) that arise out of the Transition Services Agreement (including the provision of Transition Services to or receipt and use of Transition Services by MLP and its affiliates), except for losses to the extent arising from any violation of law or material breach of the Transition Services Agreement by Golar Management or the fraud, gross negligence, bad faith or willful misconduct of Golar Management. Subject to certain limitations, Golar Management will defend, indemnify and hold harmless MLP and its successors, assigns, members, affiliates, employees, officers, participants, shareholders, directors and personal representatives from and against all losses arising from the fraud, gross negligence, bad faith or willful misconduct of Golar Management.
Tax Indemnity Agreement
In connection with the closing of the Merger and the Transactions, GP Parent and GP Buyer expect to enter into a tax indemnity agreement (the “Tax Indemnity Agreement”), pursuant to which GP Parent will agree to certain indemnity obligations with respect to certain sale and leaseback transactions with lessor entities that are tax residents of or otherwise subject to tax in the United Kingdom (“Lessors”), pursuant to which GP Parent sold certain vessels to a Lessor, and the applicable Lessor leased back such vessels to GP Parent or its affiliates, including subsidiaries of MLP (the “UK Tax Lease Transactions”). Pursuant to the Tax Indemnity Agreement, GP Parent will (for an indefinite term) indemnify, defend and hold harmless GP Buyer, Parent, Merger Sub, and each of their respective affiliates (including, following the closing of the Merger, MLP GP, MLP and each of MLP’s subsidiaries), and each of their respective representatives, from and against any losses, damages, liabilities, costs (including without limitation, legal costs on a full indemnity basis), charges, fees, expenses, taxes, disbursements, actions, penalties, proceedings, claims and demands or other liabilities in any case of any nature whatsoever, to the extent based upon, arising out of, relating to or resulting from:
•
any guarantee or indemnification obligation to any Lessor or any current, past, or future affiliate of any Lessor based upon, arising out of, relating to or resulting from any UK Tax Lease Transaction;

•
any letter of credit provided to, or for the benefit of, any Lessor or any current, past, or future affiliate of any Lessor based upon, arising out of, relating to or resulting from any UK Tax Lease Transaction;

•
any mortgage, lien, or other security interest granted in favor of any Lessor or any current, past, or future affiliate of any Lessor with respect to any vessel that is owned, leased, or operated by MLP or its subsidiaries, based upon, arising out of, relating to or resulting from any UK Tax Lease Transaction (each a “Security Interest”);

•
any audit, examination, contest, investigation, claim or other proceeding in respect of any taxes or tax returns (each a “Tax Action”) based upon, arising out of, relating to, or resulting from any UK Tax Lease Transaction; or

•	any deficiency for any tax proposed, threatened, asserted, or assessed by any governmental authority based upon, arising out of, relating to or resulting from any UK Tax Lease Transaction.
GP Parent will agree to, at its own cost and expense, prior to the closing of the Merger, obtain a release and discharge of each Security Interest from each holder thereof. GP Parent will also cause Golar Hilli LLC, a Marshall Islands limited liability company, to make certain tax elections. From and after the closing of the Merger, GP Parent and GP Buyer will agree to, and cause their respective affiliates and representatives to, reasonably cooperate in connection with the preparation and filing of any tax return, the conduct of any Tax Action, or determining a liability for taxes or a right to a refund of taxes, with respect to the indemnification obligations covered by the Tax Indemnity Agreement.
Omnibus Agreement
Concurrently with the closing of the Merger, the Transactions and the GP Transfer, GP Parent, certain of its and MLP’s subsidiaries and affiliates and Parent expect to enter into an omnibus agreement (the “Omnibus Agreement”), pursuant to which the parties will evidence their understanding with respect to (i) certain obligations of Parent, GP Parent and Golar LNG Energy Limited, a subsidiary of GP Parent (together with GP Parent, the “Charter Guarantors”), with respect to certain guarantee and counter-indemnity obligations of the Charter Guarantors and (ii) the management services to be provided to Parent and its subsidiaries by certain subsidiaries of GP Parent pursuant to certain management and management services agreements set forth in the Omnibus Agreement (the “Management Agreements”).
Guarantees and Counter-indemnities
The Omnibus Agreement covers certain agreements (each, a “Covered Agreement”) (i) to which MLP or one or more of its subsidiaries is a party or (ii) in respect of which the payment obligations are subject to a counter-indemnification obligation and where one of the Charter Guarantors, in the case of clause (i), guarantees certain obligations of MLP or such subsidiaries (the “GP Parent Guarantees”) and in the case of clause (ii), provides such counter-indemnity (the “GP LC Counter-indemnities”).
For each Covered Agreement, on and from the Effective Time, (i) Parent will pay to the relevant Charter Guarantor an aggregate annual guarantee fee of $250,000 (pro-rated for the number of days in the year during which such relevant GP Parent Guarantee and/or GP LC Counter-indemnity is outstanding), (ii) Parent will be primarily responsible to the Charter Guarantors for the payment of any amounts payable pursuant to such GP Parent Guarantees and/or GP LC Counter-indemnities, as incurred, and (iii) Parent will indemnify the Charter Guarantors for any amounts the Charter Guarantors pay under such GP Parent Guarantees and GP LC Counter-indemnities and for any losses, damages, liabilities, claims, demands, causes of action, judgments, settlements, fines, penalties, costs and expenses (including, without limitation, court costs and reasonable attorneys’ and experts’ fees, as incurred) of any and every kind or character arising out of or related to such GP Parent Guarantees and GP LC Counter-indemnities, in accordance with the terms of the Omnibus Agreement.
Each Charter Guarantor will, on and from the Effective Time, (i) maintain all GP Parent Guarantees and renew and/or replace all GP LC Counter-indemnities required pursuant to the Covered Documents to which they are in issue, (ii) comply with all covenants and terms to which such Charter Guarantor is subject in the GP Parent Guarantees and GP LC Counter-indemnities, and the Covered Documents in respect of which such GP Parent Guarantees and GP LC Counter-indemnities are issued, if any, and (iii) provide Parent with quarterly covenant compliance reports in respect of all applicable financial covenants, if any. The Charter Guarantors will indemnify Parent and the relevant subsidiaries for any losses, damages, liabilities, claims, demands, causes of action, judgments, settlements, fines, penalties, costs and expenses (including, without limitation, court costs and reasonable attorneys’ and experts’ fees, as incurred) of any and every kind or character arising out of or related to such Charter Guarantor’s failure to comply with such obligations.
On and from the Effective Time, GP Parent and Parent will use reasonable endeavors to have the Charter Guarantors removed as guarantor or counter-indemnifier under the Covered Agreements.
Management Agreements
All management agreements and management services agreements between certain subsidiaries of GP Parent and MLP (the “Owners”) and Golar Management will be amended and restated, on and from the Effective Time, in the form of management agreement and Bermuda Services Agreement provided in the Omnibus Agreement (such amended and restated management agreements together with the Bermuda Services Agreement (as defined below), the “Tier 1 Management Agreements”). Each of Golar Management and certain subsidiaries of GP Parent (the “Tier 2 Service Providers”) may, in accordance with the terms of the relevant Management Agreement, exercise its right to terminate such Management Agreement by giving 60 days’ notice to the relevant party, except to the extent that (i) the vessel to which such Management Agreement relates continues to be the subject of a time charter party agreement, an FSRU lease agreement, a liquefaction tolling agreement or gas agreement (together the “Charter Contracts”) and (ii) where the termination of such Management Agreement would reasonably be expected to trigger a termination right relating to the change in the identity of the manager of the relevant vessel under its Charter Contract. The Owners may terminate any Tier 1 Management Agreement for its convenience by giving 60 days’ notice to Golar Management.
Subject to the terms of the Omnibus Agreement and the relevant Management Agreement, Golar Management and the Tier 2 Service Providers will continue to provide such services as are set out in the relevant Management Agreement and any other management agreements to which the Tier 2 Service Providers are a party, and the consultancy services under the Tier 1 Management Agreements will include such advisory or other additional services as may be reasonably requested by MLP to enable the Owners to comply with each Charter Contract and any related financing arrangement covenant relating to the provision of management services, change of control and ownership, in each case, as relate to the transactions contemplated by the Merger Agreement and the Omnibus Agreement.
For more information about the Tier 1 Management Agreements, see “—Ship Management Agreements” and “—Bermuda Services Agreement.”
Term and Termination
The Omnibus Agreement will be effective on and from the Effective Time and will terminate at the latest to occur of (a) no GP Parent Guarantee or GP LC Counter-indemnity remaining outstanding, (b) each of Parent and the Charter Guarantors having paid all amounts due pursuant to its guarantee and/or indemnification obligations in the Omnibus Agreement, (c) all Covered Documents having been terminated and (d) all Management Agreements having been terminated.
Ship Management Agreements
In connection with the closing of the Merger and the Transactions, MLP and Golar Management expect to enter into separate ship management agreements between the vessel-owning subsidiaries of MLP and Golar Management (the “Ship Management Agreements”), pursuant to which Golar Management will provide certain technical, crew, insurance and commercial management services for the related vessels in accordance with sound ship management practice (the “Management Services”) commencing on the Closing Date. Except as otherwise provided in the Omnibus Agreement, the Ship Management Agreements will continue until terminated by either party by notice, in which event the relevant Ship Management Agreement will terminate upon the later of 12 months after the Closing Date or two months from the date on which such notice is received, unless terminated earlier due to a default by either party or as otherwise specified in the Ship Management Agreements.

MLP expects to pay Golar Management an aggregate annual management fee of up to $7.4 million for the Management Services, which assumes that all relevant vessels (i) are provided a full technical management service for an entire calendar year and (ii) are operational for a full calendar year and are not in lay-up. Such Management Services will be subject to annual review, and MLP will reimburse Golar Management for its out-of-pocket expenses properly incurred in connection with the Management Services. MLP will also pay for certain additional services at the various hourly rates set forth in the Ship Management Agreements. If MLP decides to layup any of the relevant vessels and such layup lasts for more than three months, the management fee related to such vessel will be reduced to half until one month before such vessel is again put into service.
Except as otherwise provided in the Omnibus Agreement, Golar Management will be under no liability to MLP for any loss, damage, delay or expense of whatsoever nature howsoever arising in the course of its performance of the Management Services, unless same is proved to have resulted solely from the negligence, gross negligence or willful default of Golar Management or its employees, agents or sub-contractors, in which case (except where loss, damage, delay or expense has resulted from Golar Management’s personal act or omission committed with the intent to cause same or recklessly and with knowledge that such loss, damage, delay or expense would probably result) Golar Management’s liability for each incident or series of incidents giving rise to a claim or claims will not exceed a total of 10 times the annual management fee. Except to the extent Golar Management may be liable as described above, MLP will indemnify and hold harmless Golar Management and its employees, agents and sub-contractors against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising that may be brought against them or incurred or suffered by them arising out of or in connection with the performance of the relevant Ship Management Agreement, and against and in respect of all costs, loss, damages and expenses (including legal costs and expenses on a full indemnity basis) that Golar Management may suffer or incur, directly or indirectly, in the course of the performance of such Ship Management Agreement. No employee, agent, or sub-contractor of Golar Management will be under any liability to MLP for any loss, damage or delay arising or resulting directly or indirectly from any act, neglect or default while acting in the course of or in connection with his or her employment.
Bermuda Services Agreement
In connection with the closing of the Merger and the Transactions, MLP and Golar Management (Bermuda) Limited, a wholly owned subsidiary of GP Parent (“Golar Bermuda”), expect to enter into a services agreement (the “Bermuda Services Agreement”), pursuant to which Golar Bermuda will act as MLP’s registered office in Bermuda and will provide certain corporate secretarial, registrar and administration services to MLP (the “Bermuda Services”) commencing on the Effective Time. Either party may terminate the Bermuda Services Agreement upon 30 days’ prior written notice.
MLP will pay Golar Bermuda an aggregate annual fee of $250,000 for the Bermuda Services and will reimburse Golar Bermuda for all incidental documented costs and expenses reasonably incurred by Golar Bermuda and its designees in connection with the provision of the Bermuda Services.
MLP will indemnify and hold harmless Golar Bermuda and its employees and agents against all actions, proceedings, claims, demands or liabilities that may be brought against them due to the Bermuda Services Agreement and against and in respect of all costs and expenses (including legal costs and expenses on a full indemnity basis) they may suffer or incur due to defending or settling same. However, such indemnity will exclude any or all losses, actions, proceedings, claims, demands, costs, damages, expenses and liabilities whatsoever that may be caused by or due to the fraud, gross negligence or willful misconduct of Golar Bermuda or its employees or agents. Neither party nor any of its affiliates will be liable for indirect, incidental or consequential damages suffered by the other party, or for punitive damages, with respect to any term or the subject matter of the Bermuda Services Agreement.

MARKET PRICE OF AND DISTRIBUTIONS ON THE COMMON UNITS
The Common Units are traded on the Nasdaq under the symbol “GMLP.” As of January 25, 2021, there were 69,301,636 Common Units outstanding held by two unitholders of record, including Cede & Co., which is considered the unitholder of record with respect to Common Units held in “street name.” As of January 25, 2021, MLP GP and its controlling affiliates held 21,333,586 Common Units, which represent approximately 30.8% of the Common Units outstanding.
The following table sets forth the range of high and low sales prices per unit for the Common Units, as reported by the Nasdaq, and the quarterly cash distributions on the Common Units for the indicated periods:
	Price Range
	High	Low	Cash Distributions(1)	Record Date	Payment Date
Year ending December 31, 2021:
First Quarter (through February 1, 2021)	$3.46	$2.45	—	—	—

Year ended December 31, 2020:
Fourth Quarter	$3.13	$1.82	$0.0202	February 5, 2021	February 12, 2021
Third Quarter	$3.05	$2.00	$0.0202	November 6, 2020	November 13, 2020
Second Quarter	$3.57	$1.30	$0.0202	August 7, 2020	August 14, 2020
First Quarter	$8.98	$1.50	$0.0202	May 7, 2020	May 14, 2020

Year ended December 31, 2019:
Fourth Quarter	$10.72	$8.40	$0.4042	February 7, 2020	February 14, 2020
Third Quarter	$12.11	$9.28	$0.4042	November 8, 2019	November 14, 2019
Second Quarter	$13.02	$10.91	$0.4042	August 7, 2019	August 14, 2019
First Quarter	$14.28	$10.57	$0.4042	May 7, 2019	May 14, 2019

Year ended December 31, 2018:
Fourth Quarter	$15.48	$10.23	$0.4042	February 11, 2019	February 14, 2019
Third Quarter	$16.99	$12.71	$0.4042	November 7, 2018	November 14, 2018
Second Quarter	$21.00	$14.27	$0.5775	August 7, 2018	August 14, 2018
First Quarter	$23.46	$16.82	$0.5775	May 7, 2018	May 14, 2018
(1)	Represents cash distributions attributable to the quarter. Cash distributions declared in respect of a quarter are paid in the following quarter.
Until the Effective Time, or the earlier termination of the Merger Agreement, Parent has agreed that MLP may, upon resolution of the MLP Board in accordance with the relevant provisions of the MLP Partnership Agreement, and subject to compliance with applicable law, declare and pay, (i) quarterly distributions on the Preferred Units and (ii) a quarterly distribution on the Common Units with respect to the calendar quarter ended December 31, 2020, for which the record and payment dates fall in the calendar quarter ended March 31, 2021, in a manner consistent with past practice, including with respect to timing.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth the beneficial ownership of the Common Units as of January 25, 2021 held by GP Parent, by each person known by MLP to own more than 5% of such units and by all directors and executive officers of MLP as a group. Unless otherwise noted, (i) the address for each beneficial owner listed below is 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda and (ii) the persons named in the table have sole voting and investment power with respect to all units beneficially owned by them.
Name	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned
Golar LNG Limited	21,333,586	30.8%
Invesco Ltd.(1)	6,204,497	9.0%
FMR LLC(2)	4,126,578	6.0%
Huber Capital Management LLC(3)	3,875,804	5.6%
All directors and executive officers as a group (9 persons)	—*	—*
*	Less than 1%.
(1)	Based solely on information contained in a Form 13F filed on November 16, 2020 by Invesco Ltd.
(2)	Based solely on information contained in a Form 13F filed on November 13, 2020 by FMR LLC.
(3)	Based solely on information contained in a Form 13F filed on November 13, 2020 by Huber Capital Management LLC.
COMMON UNITHOLDER PROPOSALS
Under the MLP Partnership Agreement, a special meeting of the limited partners of MLP (the “Limited Partners”) may be called by MLP GP, the MLP Board or by Limited Partners owning 20% or more of the outstanding units of the class or classes for which a meeting is proposed. Such Limited Partners may call a special meeting by delivering to MLP Board one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. No business may be brought by any Limited Partner before such special meeting except the business listed in the related request. However, Limited Partners are not allowed to vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of MLP so as to jeopardize the Limited Partners’ limited liability under Marshall Islands law or the law of any other jurisdiction in which MLP is qualified to do business.
OTHER MATTERS
If any other matters are properly presented at the MLP Unitholder Meeting, or any adjournments of the MLP Unitholder Meeting, and are voted upon, including matters incident to the conduct of the meeting, the enclosed proxy will confer discretionary authority on the individuals named as proxy to vote the Common Units represented by proxy as to any other matters so long as the MLP Board is not aware of any such other matter a reasonable time before the MLP Unitholder Meeting. As of the date of this proxy statement, the MLP Board knows of no other matters that will be presented for consideration at the MLP Unitholder Meeting other than as described in this proxy statement. It is intended that the persons named in the enclosed proxy and acting thereunder will vote in accordance with their best judgment on any such matter.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
MLP is incorporating by reference specified documents that it files with or furnishes to the SEC, which means that it can disclose important information to you by referring you to those documents that are considered part of this proxy statement. Information that MLP later files with or furnishes to the SEC may replace information in this proxy statement.
MLP incorporates by reference into this information statement the documents listed below:
•	MLP’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019;
•	all subsequent Annual Reports on Form 20-F (including any amendments to previously filed Annual Reports on Form 20-F) filed with the SEC prior to the date of the special meeting;
•
MLP’s Reports on Form 6-K furnished to the SEC on January 28, 2020, May 1, 2020, May 5, 2020, May 20, 2020, June 3, 2020, August 14, 2020, September 8, 2020, September 10, 2020, September 25, 2020, November 30, 2020 and January 19, 2021; and

•	all subsequent Reports on Form 6-K furnished to the SEC prior to the date of the special meeting that MLP identifies in such Reports as being incorporated by reference into the proxy statement.
Any statement contained in a document incorporated by reference into this proxy statement will be deemed to be modified or superseded for purposes of this proxy statement to the extent that a statement contained in this proxy statement or any other subsequently filed document that is incorporated by reference into this proxy statement modifies or supersedes the statement.
WHERE YOU CAN FIND MORE INFORMATION
MLP files periodic reports and other information with the SEC. These reports and other information contain additional information about MLP. MLP will make these materials available for inspection and copying by any of its unitholders, or a representative of any unitholder who is so designated in writing, at its executive offices during regular business hours.
MLP also makes available on its website (http://www.golarlngpartners.com) under “Investors” the reports, proxy and information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) System.
You can obtain any of these documents from the SEC through the SEC’s website at www.sec.gov, or MLP will provide you with copies of these documents (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this proxy statement incorporates), without charge, upon written or oral request to:
Golar LNG Partners LP
2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road,
Hamilton HM 11, Bermuda
Attention: Georgina Sousa, Secretary
Telephone: +1 441 737 0152
If you would like to request documents from us, please do so at least five business days before the date of the MLP Unitholder Meeting in order to receive timely delivery of those documents prior to the MLP Unitholder Meeting.
This proxy statement does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is not lawful to make any offer or solicitation in that jurisdiction. The delivery of this proxy statement should not create an implication that there has been no change in the affairs of MLP since the date of this proxy statement or that the information herein is correct as of any later date regardless of the time of delivery of this proxy statement.
The provisions of the Merger Agreement are extensive and not easily summarized. You should carefully read the Merger Agreement in its entirety because it, and not this proxy statement, is the legal document that governs the Merger of MLP in which you own Common Units.

The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement. These representations and warranties have been made solely for the benefit of the other parties to such Merger Agreement and:
•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;
•	have been qualified by disclosures that were made to the other party in connection with the negotiation of the Merger, which disclosures are not reflected in the Merger Agreement;
•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and
•	were made only as of the date of the Merger Agreement or such other date or dates as may be specified in the Merger Agreement and are subject to more recent developments.
Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.
You should rely only on the information contained in this proxy statement to vote your Common Units at the MLP Unitholder Meeting. MLP has not authorized anyone to provide you with information that is different from what is contained in this proxy statement. This proxy statement is dated February 2, 2021. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date, or that the information contained in the documents incorporated by reference into this proxy statement is accurate as of any date other than the date that such form was filed. Neither the mailing of the proxy statement to unitholders nor the issuance of the Merger Consideration pursuant to the Merger will create any implication to the contrary.

Annex A
EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER

By and Among

GOLAR LNG PARTNERS LP,

GOLAR GP LLC,

NEW FORTRESS ENERGY INC.,

LOBOS ACQUISITION LLC

and

NFE INTERNATIONAL HOLDINGS LIMITED

Dated as of January 13, 2021

A-i

A-ii

Exhibit A	Transfer Agreement
Exhibit B	Support Agreement
Exhibit C	Post-Closing Arrangement Agreements
Exhibit D	Form of Limited Partnership Agreement Amendment
A-iii

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger (this “Agreement”), dated as of January 13, 2021, is by and among Golar LNG Partners LP, a Marshall Islands limited partnership (the “Partnership”), Golar GP LLC, a Marshall Islands limited liability company and the general partner of the Partnership (the “General Partner”), New Fortress Energy Inc., a Delaware corporation (“Parent”), Lobos Acquisition LLC, a Marshall Islands limited liability company and an indirect Subsidiary of Parent (“Merger Sub”), and NFE International Holdings Limited, a private limited company incorporated under the laws of England and Wales, United Kingdom, and an indirect Subsidiary of Parent (“GP Buyer”). Certain capitalized terms used in this Agreement are defined in Section 8.13.
WHEREAS, the General Partner is a direct, wholly owned Subsidiary of Golar LNG Limited, a Bermuda exempted company (“GP Parent”);
WHEREAS, the parties intend that, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Marshall Islands LP Act and the Marshall Islands LLC Act, at the Effective Time, Merger Sub will be merged with and into the Partnership, with the Partnership surviving the Merger as a Subsidiary of Parent (the “Merger” and collectively with the other transactions contemplated by this Agreement other than the GP Transfer, the “Transactions”);
WHEREAS, the parties intend that, concurrently with the consummation of the Merger, GP Buyer will purchase from GP Parent, and GP Parent shall transfer to GP Buyer, all of the outstanding membership interests of the General Partner pursuant to the Transfer Agreement attached hereto as Exhibit A (the “GP Transfer”);
WHEREAS, the Conflicts Committee of the Board of Directors of the Partnership (the “Conflicts Committee”) has (i) determined that this Agreement and the Transactions are in the best interests of the Partnership, including its Common Unitholders, (ii) approved this Agreement and the Transactions, such approval constituting “Special Approval” for all purposes under the Partnership Agreement, and (iii) recommended that the Board of Directors of the Partnership (the “Partnership Board”) approve this Agreement and the Transactions, and that the Partnership Board recommend to the Common Unitholders the approval of this Agreement and the Transactions;
WHEREAS, the Partnership Board (acting based upon the recommendation of the Conflicts Committee) has (i) determined that this Agreement and the Transactions are in the best interests of the Partnership, including its Common Unitholders, (ii) approved this Agreement and the Transactions, (iii) resolved to submit this Agreement and the Transactions for approval of the Common Unitholders at a special meeting of the Partnership’s Common Unitholders, and (iv) resolved to recommend approval of this Agreement and the Transactions by Common Unitholders;
WHEREAS, GP Parent, in its capacity as the sole member of the General Partner, has (i) determined that this Agreement, the Transfer Agreement and the consummation of the Transactions and the GP Transfer are in the best interests of the General Partner, and declared it advisable for the General Partner to enter into this Agreement and the Transfer Agreement and (ii) approved the execution, delivery and performance of this Agreement by the General Partner and the consummation of the Transactions and the GP Transfer;
WHEREAS, in order to induce Parent to enter into this Agreement, GP Parent and the General Partner entered into a Support Agreement, of even date herewith, with Parent, in the form of Exhibit B attached hereto;
WHEREAS, the Board of Directors of Parent (i) has unanimously approved and adopted this Agreement and the Transactions, (ii) has determined that the terms of this Agreement are fair to and in the best interests of Parent and its shareholders, and (iii) has approved the adoption of this Agreement, the execution, delivery and performance of this Agreement and the consummation of the Transactions;
WHEREAS, GP Buyer, in its capacity as the sole member of Merger Sub, has (i) determined that this Agreement and the consummation of the Transactions are in the best interests of Merger Sub, and declared it advisable to enter into this Agreement and (ii) approved the adoption of this Agreement, the execution, delivery and performance of this Agreement and the consummation of the Transactions; and
WHEREAS, the Partnership, the General Partner, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Transactions and also to prescribe various conditions to the Transactions.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree as follows:
ARTICLE I

THE MERGER
Section 1.01 Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Marshall Islands LP Act and the Marshall Islands LLC Act, at the Effective Time, Merger Sub shall be merged with and into the Partnership, the existence of Merger Sub shall thereupon cease, and the Partnership shall continue as the surviving entity and a Subsidiary of Parent (such surviving entity, the “Surviving Entity”).
Section 1.02 Merger Effective Time. On the terms and subject to the conditions set forth in this Agreement, at the Closing, the Partnership and Parent will cause a certificate of merger, executed in accordance with the relevant provisions of the Partnership Agreement, the Marshall Islands LP Act and the Marshall Islands LLC Act (the “Certificate of Merger”), to be duly filed with the Registrar of Corporations of the Republic of the Marshall Islands. The Merger shall become effective at such time as the Certificate of Merger has been duly filed with the Registrar of Corporations of the Republic of the Marshall Islands or at such later date or time as may be agreed by the Partnership and Parent in writing at or prior to the time of the filing of such Certificate of Merger and specified in the Certificate of Merger (the effective time of the Merger being hereinafter referred to as the “Effective Time”).
Section 1.03 Effects of Merger. From and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the Partnership Agreement and the applicable provisions of the Marshall Islands LP Act and the Marshall Islands LLC Act. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, (a) all the property, rights, privileges and powers of the Partnership shall continue in the Partnership as the Surviving Entity, (b) all the property, rights, privileges and powers of Merger Sub shall vest in the Partnership as the Surviving Entity, (c) all debts, liabilities and duties of the Partnership shall continue in the Partnership as the Surviving Entity, (d) all debts, liabilities and duties of Merger Sub shall become the claims, obligations, debts, liabilities and duties of the Partnership as the Surviving Entity and (e) the General Partner shall continue as the sole general partner of the Partnership.
Section 1.04 Certificate of Limited Partnership and Agreement of Limited Partnership of the Surviving Entity. At the Effective Time, the certificate of limited partnership of the Partnership as in effect immediately prior to the Effective Time shall remain unchanged and shall be the certificate of limited partnership of the Surviving Entity from and after the Effective Time, until duly amended in accordance with applicable Law, and the agreement of limited partnership of the Partnership as in effect immediately prior to the Effective Time shall be amended in the form set forth in Exhibit D hereto and be the agreement of limited partnership of the Surviving Entity from and after the Effective Time until thereafter changed or amended as provided therein or pursuant to applicable Law (in each case, subject to Section 5.09 hereof). The name of the Partnership shall remain Golar LNG Partners LP immediately after the Effective Time, and shall remain a Marshall Islands limited partnership, in each case unless changed at a later time in accordance with applicable Law and relevant organizational documents.
Section 1.05 Board of Directors and Officers of Surviving Entity. The directors of Merger Sub in office immediately prior to the Effective Time shall be the directors of the Surviving Entity from and after the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of Merger Sub in office immediately prior to the Effective Time shall be the officers of the Surviving Entity from and after the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.
Section 1.06 Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP at 10:00 a.m., New York time, on a date to be specified by the Partnership and Parent, which date shall be as soon as reasonably practicable (but in any event no later than the fifth Business Day) following the satisfaction or (to the extent permitted by applicable Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by applicable Law) waiver of those conditions at such time), or at such other place, time and date as shall be agreed to in writing by the Partnership and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”
ARTICLE II

EFFECT ON INTERESTS;
MERGER CONSIDERATION
Section 2.01 Effect of Merger. At the Effective Time, by virtue of the occurrence of the Merger, and without any action on the part of the Partnership, the General Partner, Parent, Merger Sub or any holder of any Partnership Interest or any units of Merger Sub (“Merger Sub Units”):
(a) Conversion of Merger Sub Units. Each issued and outstanding Merger Sub Unit immediately prior to the Effective Time shall be converted into and become one (1) duly authorized, validly issued, fully paid and nonassessable common unit of the Surviving Entity (the “Surviving Entity Units”).
(b) Cancelation of Treasury Units; Treatment of Units Held by the Partnership, Parent, or their respective Subsidiaries. All Common Units that are owned immediately prior to the Effective Time by the Partnership as treasury units shall be automatically canceled and retired and shall cease to exist and no consideration shall be delivered in exchange for such cancelled Common Units. Each Common Unit owned by any direct or indirect wholly owned Subsidiary of the Partnership, or by Parent or any direct or indirect Subsidiary of Parent, shall be converted into a proportionate number of Surviving Entity Units.
(c) Conversion of Common Units. Subject to Section 2.01(b), Section 2.02(d) and Section 2.06, each Common Unit that is issued and outstanding as of immediately prior to the Effective Time shall automatically be converted into and shall thereafter represent the right to receive cash in an amount equal to $3.55 (the “Common Unit Consideration”). Subject to Section 2.06, as of the Effective Time, all such Common Units converted into the right to receive the Common Unit Consideration pursuant to this Section 2.01(c) shall no longer be outstanding and shall automatically be canceled, retired and shall cease to exist, and each holder of a certificate previously evidencing any Common Unit (each, a “Certificate”) or uncertificated Common Units represented by book-entry (each, a “Book-Entry Unit”) shall cease to have any rights with respect thereto, except (i) the right to receive the Common Unit Consideration pertaining to the Common Units represented by such Certificate or Book-Entry Unit, as applicable, to be paid in consideration therefor, in accordance with Section 2.02(b) and (ii) the right to receive other distributions in accordance with this Article II, in each case without interest.
(d) Treatment of Partnership Preferred Units. Each Partnership Preferred Unit issued and outstanding immediately prior to the Effective Time will be unaffected by the Merger and shall be unchanged and remain outstanding, and no consideration shall be delivered in respect thereof.
(e) Cancellation of Incentive Distribution Rights. As of the Effective Time, all Incentive Distribution Rights issued and outstanding immediately prior to the Effective Time shall automatically be canceled and cease to exist, and no consideration shall be delivered in respect thereof.
(f) Treatment of GP Units. Each GP Unit that is issued and outstanding and unchanged immediately prior to the Effective Time shall remain issued and outstanding immediately following the Effective Time.
Section 2.02 Exchange Fund.
(a) Paying Agent. At or prior to the Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Partnership to act as agent (the “Paying Agent”) for the payment and delivery of the Common Unit Consideration in accordance with this Article II and, in connection therewith, shall at or prior to the Closing Date enter into an agreement with the Paying Agent in a form reasonably acceptable to the Partnership. At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent an amount in cash sufficient to pay the Common Unit Consideration (the “Exchange Fund”). From time to time as necessary and determinable, Parent shall promptly deposit or cause to be deposited with the Paying Agent additional cash sufficient to pay the Common Unit Consideration and any distributions payable pursuant to Section 2.02(c) or Section 2.02(e). Pending its disbursement in accordance with this Section 2.02, the Exchange Fund shall be invested by the Paying Agent as directed by Parent in

(i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $5 billion. Any and all interest earned on the funds in the Exchange Fund shall be paid by the Paying Agent to Parent. Parent shall be treated as the owner of the Exchange Fund for all Tax reporting purposes, any interest or other income earned from the Exchange Fund shall be treated as the income of Parent and Parent shall be responsible for any Taxes imposed on such interest or other income. The Paying Agent shall report such interest or other income as required by applicable Law. No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any former holder of Common Units to receive cash and any distributions payable pursuant to Section 2.02(c) or Section 2.02(e) pertaining thereto as provided herein.
(b) Letter of Transmittal; Exchange of Certificates. As soon as practicable after the Effective Time (but in no event later than 3 Business Days after the Effective Time), the Surviving Entity or Parent shall cause the Paying Agent to mail to each holder of a Certificate or Book-Entry Unit a form of letter of transmittal (which shall be in such customary form and have such other customary provisions as the Partnership may specify prior to the Effective Time, subject to Parent’s approval (such approval not being unreasonably withheld, conditioned or delayed) (to be sought prior to the Effective Time)), together with instructions thereto, setting forth, inter alia, the procedures by which holders of Certificates or Book-Entry Units may receive the Common Unit Consideration and any distributions to which they are entitled pursuant to this Article II. Notwithstanding anything in this Agreement to the contrary, holders of Book-Entry Units shall not be required to deliver a Certificate but may, if required by the Paying Agent, be required to deliver an executed letter of transmittal to the Paying Agent in order to receive the Common Unit Consideration such holder is entitled to pursuant to this Article II. Upon the completion of such applicable procedures by a holder and the surrender of such holder’s Certificates or Book-Entry Units, the Paying Agent shall deliver to such holder (x) cash in an amount equal to the cash such holder has the right to receive pursuant to this Agreement plus (y) any distributions that such holder has the right to receive pursuant to Section 2.02(c) or Section 2.02(e), and such surrendered Certificates or Book-Entry Units shall forthwith be canceled. If payment of the Common Unit Consideration is to be made to a Person other than the Person in whose name a Certificate surrendered is registered, it shall be a condition of payment that (x) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (y) the Person requesting such payment (1) shall have paid any transfer and other Taxes required by reason of the payment of the Common Unit Consideration to a Person other than the registered holder or (2) shall have established to Parent’s reasonable satisfaction that such Tax either has been paid or is not applicable. Until satisfaction of the applicable procedures contemplated by this Section 2.02 and subject to Section 2.06, each Certificate or Book-Entry Unit shall be deemed at any time after the Effective Time to represent only the right to receive the Common Unit Consideration and any distributions pertaining to the Common Units formerly represented by such Certificate or Book-Entry Unit as contemplated by this Article II. No interest shall be paid or shall accrue on the Common Unit Consideration payable pursuant to this Article II.
(c) Unit Register; No Further Ownership Rights in Common Units. The Common Unit Consideration paid and payments (if any) made pursuant to Section 2.02(e) in respect of each Common Unit upon surrender of Certificates or Book-Entry Units in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Common Units previously represented by such Certificates or Book-Entry Units, subject, however, to (i) Section 2.06 and (ii) the Surviving Entity’s obligation to make any distributions with a record date prior to the Effective Time that may have been declared by the Partnership on Common Units not in violation of the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time. At the Effective Time, the unit register of the Partnership shall be closed and thereafter there shall be no further registration of transfers on the unit register of the Surviving Entity of Common Units that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Common Units formerly represented by Certificates or Book-Entry Units immediately prior to the Effective Time shall cease to have any rights with respect to such underlying Common Units except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 2.02(e), if, at any time after the Effective Time, Certificates or Book-Entry Units are presented to the Surviving Entity or Parent for any reason, they shall be canceled and exchanged as provided in this Article II.
(d) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Entity, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Common Unit Consideration and any distributions to be paid in respect of the Common Units formerly represented by such Certificate as contemplated by this Article II.
(e) Termination of Exchange Fund. At any time following the first anniversary of the Closing Date, the Surviving Entity shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) that had been made available to the Paying Agent and which has not been disbursed to former holders of Common Units, and thereafter such former holders shall be entitled to look only to Parent and the Surviving Entity for, and Parent and the Surviving Entity shall remain liable to the extent required by applicable Law for, payment of their claims of the Common Unit Consideration and any distributions pertaining to their former Common Units that such former holders have the right to receive pursuant to the provisions of this Article II. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, immediately prior to such time, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.
(f) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Entity or the Paying Agent shall be liable to any Person for Common Unit Consideration delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar Law.
Section 2.03 Withholding Taxes. Parent, Merger Sub and their respective Affiliates shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amount payable to the Common Unitholders or any of their respective Affiliates pursuant to this Agreement, any amounts that would be required to be deducted and withheld under applicable Laws in respect of Taxes. To the extent such amounts are so deducted or withheld and timely paid over to the applicable Governmental Authority or other applicable Person in accordance with applicable Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. Parent, Merger Sub, and the Partnership shall reasonably cooperate, and shall cause their respective Affiliates to reasonably cooperate, in order to reduce or eliminate any amounts that would be required to be deducted and withheld on payments made pursuant to this Agreement under applicable Laws in respect of Taxes.
Section 2.04 Partnership Options. Effective as of the Effective Time, each then-outstanding option to purchase Common Units (each, a “Partnership Option”) granted pursuant to any Partnership Plan, whether or not vested, shall, automatically and without any action on the part of the holder thereof, be vested, cancelled and converted into the right to receive, and the Surviving Entity shall pay to each former holder of any such Partnership Option (through the Surviving Entity’s payroll system, if applicable), an amount in cash equal to the product of (i) the excess, if any, of the Common Unit Consideration over the applicable exercise price per Common Unit of such Partnership Option and (ii) the number of Common Units subject to such Partnership Option, payable as soon as reasonably practicable (but no later than the first payroll date) after the Closing Date. For the avoidance of doubt, any Partnership Option which has a per Common Unit exercise price that is greater than or equal to the Common Unit Consideration shall be cancelled at the Effective Time for no consideration or payment. On or prior to the Closing Date, the Partnership shall adopt any resolutions and take all such lawful actions as may be reasonably necessary to provide for and give effect to the transactions contemplated by this Section 2.04.
Section 2.05 Partnership Phantom Units. Effective as of the Effective Time, each Partnership Phantom Unit that is outstanding immediately prior to the Effective Time, whether or not vested, shall, automatically and without any action on the part of the holder thereof, be vested, cancelled and converted into the right to receive, and the Surviving Entity shall pay to each former holder of any such Partnership Phantom Unit (through the Surviving Entity’s payroll system, if applicable), an amount in cash equal to the product of (i) the Common Unit Consideration and (ii) the number of Common Units subject to such Partnership Phantom Unit, payable as soon as reasonably practicable (but no later than the first payroll date) after the Closing Date. On or prior to the Closing Date, the Partnership shall adopt any resolutions and take all such lawful actions as may be reasonably necessary to provide for and give effect to the transactions contemplated by this Section 2.05.
Section 2.06 Adjustments. Notwithstanding any provision of this Article II to the contrary, if between the date of this Agreement and the Effective Time the outstanding Common Units shall have been changed into a different number of Common Units or a different class by reason of the occurrence or record date of any subdivision, reclassification, recapitalization, split, combination, exchange of Common Units or similar transaction, the Common Unit Consideration shall be appropriately adjusted to reflect such subdivision, reclassification, recapitalization, split, combination, exchange of Common Units or similar transaction.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PARTNERSHIP AND THE GENERAL PARTNER
The Partnership and the General Partner jointly and severally represent and warrant to Parent and Merger Sub that, except as (A) set forth in the disclosure schedule delivered by the Partnership to Parent and Merger Sub on the date of this Agreement (the “Partnership Disclosure Schedule”) (it being understood that any information set forth on one section or subsection of the Partnership Disclosure Schedule shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such information is relevant to such other section or subsection), or (B) disclosed in any report, schedule, form, statement or other document filed with, or furnished to, the SEC since January 1, 2018 by the Partnership and publicly available prior to the date of this Agreement (the “Partnership Filed SEC Documents”), excluding disclosure (other than statements of fact) contained in the “Risk Factors” or “Forward-Looking Statements” sections of such Partnership Filed SEC Documents or that otherwise constitute risk factors or forward looking statements of risks:
Section 3.01 Organization; Standing.
(a) The Partnership is a limited partnership duly organized, validly existing and in good standing under the Laws of the Republic of the Marshall Islands. The Partnership has all requisite power and authority necessary to carry on its business as it is now being conducted and to own, lease and operate its assets and properties, except (other than with respect to the due incorporation and valid existence of the Partnership) as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Partnership is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. A true and complete copy of each of the Partnership Organizational Documents (i) is included in the Partnership Filed SEC Documents or (ii) has been provided to Parent prior to the date hereof. Neither the Partnership nor any of its Subsidiaries, as applicable, are in violation of the Partnership Organizational Documents, except as would not be material to the Partnership and its Subsidiaries taken as a whole.
(b) Each of the Partnership’s Subsidiaries is duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its organization, except as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.
Section 3.02 Capitalization.
(a) As of the date hereof, the issued and outstanding partnership interests of the Partnership consist of (i) 69,301,636 Common Units, (ii) 5,520,000 Partnership Preferred Units, (iii) 1,436,391 GP Units, (iv) 24,000 options for Common Units outstanding, (v) 58,960 Partnership Phantom Units, and (v) the Incentive Distribution Rights. All such interests have been duly authorized and validly issued in accordance with the Partnership Agreement and are fully paid (to the extent required under the Partnership Agreement)

and, except with respect to the GP Units, nonassessable (except as described in the Partnership Filed SEC Documents and except as such nonassessability may be affected by Sections 30, 41, 51 and 60 of the Marshall Islands LP Act). As of the date hereof GP Parent owns 21,333,586 Partnership Common Units and the General Partner owns all of the Partnership’s Incentive Distribution Rights and the GP Units.
(b) Except as described in this Section 3.02(b), as of the date hereof, there are (i) no outstanding shares of capital stock of, or other equity or voting interests in, the Partnership, (ii) no outstanding securities of the Partnership convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Partnership, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Partnership, or that obligate the Partnership to issue, any capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, the Partnership, (iv) no obligations of the Partnership to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interests in, the Partnership (the items in clauses (i), (ii), (iii) and (iv) being referred to collectively as “Partnership Securities“) and (v) no other obligations by the Partnership or any of its Subsidiaries to make any payments based on the price or value of any Partnership Securities or dividends paid thereon. There are no outstanding agreements or instruments of any kind that obligate the Partnership or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Partnership Securities (or obligate the Partnership to grant, extend or enter into any such agreements relating to any Partnership Securities) or that grant any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Partnership Securities. Except as described in this Section 3.02(b), no direct or indirect Subsidiary of the Partnership owns any Partnership Common Units. Except as listed on Section 3.02(b) of the Partnership Disclosure Schedule, none of the Partnership or any Subsidiary of the Partnership is a party to any shareholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Partnership Securities or any other agreement relating to the disposition, voting or dividends with respect to any Partnership Securities. No holder of securities in the Partnership or any of its Subsidiaries has any right to have such securities registered by the Partnership or any of its Subsidiaries. All outstanding Partnership Common Units and Partnership Preferred Units have been duly authorized and validly issued and are free of preemptive rights.
(c) The list set forth in Exhibit 8.1 to the Annual Report on Form 20-F of the Partnership for the year ended December 31, 2019 (the “2019 Form 20-F”) reflects, as of the date of this Agreement, the name and jurisdiction of organization of each Subsidiary of the Partnership. All of the outstanding shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Partnership are owned, directly or indirectly, beneficially and of record, by the Partnership free and clear of all Liens, other than Permitted Encumbrances, and material transfer restrictions other than transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”) or other applicable securities Laws. Each outstanding share of capital stock of, or other equity or voting interests in, each Subsidiary of the Partnership that is held, directly or indirectly, by the Partnership, is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other equity or voting interests of any Subsidiary of the Partnership, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Subsidiary of the Partnership. None of the Subsidiaries of the Partnership has any outstanding equity compensation plans relating to the capital stock of, or other equity or voting interests in, any Subsidiary of the Partnership.
(d) Section 3.02(d) of the Partnership Disclosure Schedule sets forth, as of the date of this Agreement, any joint venture, partnership or other similar arrangement or other entity in which the Partnership has an equity interest (other than a wholly owned Subsidiary of the Partnership) (each a “Joint Venture Entity” and collectively the “Joint Venture Entities”), including for each Joint Venture Entity, (i) the name and jurisdiction of formation of such Joint Venture Entity (ii) the number of shares of capital stock of, or other equity or voting interests in, such Joint Venture Entity that is owned, directly or indirectly, beneficially and of record, by the Partnership or by any Subsidiary of the Partnership (the “Joint Venture Interests”), (iii) the

total number of outstanding shares of each class of capital stock of, or other equity or voting interests in, such Joint Venture Entity and (iv) the percentage ownership interests of such Joint Venture Entity held directly or indirectly by the Partnership. All of the Joint Venture Interests are owned by the Partnership or its Subsidiaries, as applicable, free and clear of all Liens, other than Permitted Encumbrances, and material transfer restrictions other than transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws.
Section 3.03 Authority; Noncontravention.
(a) Each of the Partnership and the General Partner has all necessary limited partnership or limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby, subject to obtaining the Partnership Unitholder Approval in the case of the Partnership. The execution, delivery and performance by each of the Partnership and the General Partner of this Agreement, and the consummation by the Partnership and the General Partner of the transactions contemplated hereby, have been duly authorized by the sole member of the General Partner and by the Partnership Board and approved by the sole member of the General Partner and by each of the Conflicts Committee and the Partnership Board and, except for obtaining the Partnership Unitholder Approval, no other entity action on the part of the Partnership or the General Partner is necessary for the Partnership or the General Partner to authorize the execution, delivery and performance by the Partnership and the General Partner of this Agreement and the consummation by the Partnership and the General Partner of the Transactions. This Agreement has been duly executed and delivered by the Partnership and the General Partner and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Partnership and the General Partner, enforceable against the Partnership and the General Partner in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).
(b) The Conflicts Committee, at a meeting duly called and held, has (i) determined that this Agreement and the Transactions are in the best interests of the Partnership, including its Common Unitholders, (ii) approved this Agreement and the Transactions, such approval constituting “Special Approval” for all purposes under the Partnership Agreement, and (iii) recommended that the Partnership Board approve this Agreement and the Transactions and that the Partnership Board recommend to the Common Unitholders the approval of this Agreement and the Transactions.
(c) The Partnership Board (acting based upon the recommendation of the Conflicts Committee) has (i) determined that this Agreement and the Transactions are in the best interests of the Partnership, including its Common Unitholders, (ii) approved this Agreement and the Transactions, (iii) resolved to submit this Agreement and the Transactions for approval of the Common Unitholders at a special meeting of the holders of the Partnership’s Common Units, and (iv) resolved to recommend approval of this Agreement and the Transactions by the Common Unitholders.
(d) Except as set forth in Section 3.03(d) of the Partnership Disclosure Schedule, none of (i) the execution and delivery of this Agreement by the Partnership, (ii) the consummation by the Partnership of the Transactions, or (iii) performance or compliance by the Partnership with any of the terms or provisions hereof, will (A) contravene, conflict with or violate any provision (1) of the Partnership Charter or Partnership Agreement or (2) of the similar organizational documents of any of the Partnership’s Subsidiaries or (B) assuming (1) compliance with the matters set forth in Section 4.02(b) (other than Section 4.02(b)(ii)(A)) (and assuming the accuracy of the representations and warranties made in such Section 4.02(b)), (2) that the actions described in Section 3.03(a) have been completed, (3) that the authorizations, consents and approvals referred to in Section 3.04 and (4) that the filings referred to in Section 3.04 are made and any waiting periods thereunder have terminated or expired, in the case of each of the foregoing clauses (1) through (4), prior to the Effective Time, (w) violate any Law applicable to the Partnership or any of its Subsidiaries, (x) violate or constitute a breach of or default (with or without notice or lapse of time or both) that results in expected losses, individually or in the aggregate, of greater than $50 million to the Partnership’s earnings under any of the terms, conditions or provisions of any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, capital lease, sale-leaseback, sublease, license, contract or other agreement (each, a “Contract”) to which the Partnership or any of its Subsidiaries is a party or by which any of the assets or properties of the Partnership or its Subsidiaries, as applicable, are bound, or give rise to any right to terminate, cancel, amend, modify or accelerate the Partnership’s or, if applicable, any of its Subsidiaries’, rights or obligations under any such Contract, (y) give rise to any right of first refusal, preemptive right, tag-along right, transfer right or other similar right of any other party to a Contract to which the Partnership, any of its Subsidiaries or any of the Joint Venture Entities is bound, or (z) result in the creation of any Lien on any properties or assets of the Partnership or any of its Subsidiaries, except, in the case of clause (A)(2) and clause (B) (other than clause (x)), as would not reasonably be expected to have a Material Adverse Effect.
Section 3.04 Governmental Approvals. Except for (a) filings required under, and compliance with other applicable requirements of, the Securities Act or the Exchange Act, (b) the filing of the Certificate of Merger with the Registrar of Corporations of the Republic of the Marshall Islands, (c) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of the Nasdaq, and (d) such other consents, approvals, filings, authorizations, declarations or registrations as are required to be made or obtained under any non-U.S. Antitrust Laws, no consents or approvals, filings, authorizations, declarations or registrations with, any Governmental Authority is necessary for the execution, delivery of this Agreement by the Partnership, the performance by the Partnership of its obligations hereunder and the consummation by the Partnership of the Transactions.
Section 3.05 Partnership 2020 SEC Documents; Financial Statements; Undisclosed Liabilities.
(a) Each registration statement and each report prepared by the Partnership or its Subsidiaries, each in the form (including exhibits, annexes and any amendments thereto) filed with the SEC after January 1, 2020 (including any such reports filed subsequent to the date hereof, the “Partnership 2020 SEC Documents”) complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Partnership 2020 SEC Documents, and none of the Partnership 2020 SEC Documents as of such respective dates (or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding written comments from the SEC with respect to the Partnership 2020 SEC Documents.
(b) The 2019 Form 20-F contains the following financial statements: the Partnership’s audited consolidated (i) statements of operations, (ii) statements of comprehensive income, (iii) statements of cash flows and (iv) statements of changes in Partners’ capital for the years ended December 31, 2019, 2018 and 2017. The Report of Foreign Private Issuer on Form 6-K filed with the SEC on November 30, 2020 contains the Partnership’s unaudited condensed consolidated (i) balance sheet as of September 30, 2020 (the “Latest Balance Sheet”), (ii) statements of operations and comprehensive income/loss, (iii) statements of cash flows and (iv) statements of changes in partners’ capital for the 9 months ended September 30, 2020. The financial statement referenced in the prior two sentences are referred to as the “Financial Statements.” The Financial Statements present fairly the financial position of the Partnership and its consolidated subsidiaries as of the dates shown and their results of operations and cash flows for the periods shown, and such Financial Statements have been prepared in conformity with GAAP applied on a consistent basis. Since the Latest Balance Sheet, there have been no material changes in the accounting policies of the Partnership (including any change in depreciation or amortization policies or rates, or policies with respect to reserves for uncollectible accounts receivable or excess or obsolete inventory) and no revaluation of the Partnership’s properties or assets. Section 3.05(b) of the Partnership Disclosure Schedule contains a true, correct and complete list of all Indebtedness and identifies for each item of Indebtedness the outstanding principal, the accrued but unpaid interest and any applicable prepayment or call penalty or premium.
(c) Neither the Partnership nor any of its Subsidiaries is in material breach, violation or default and no event has occurred that would result in a material breach, violation or default (with or without notice or lapse of time or both) under (a) any Contract or Contracts relating to, individually or in the aggregate, any

Indebtedness of the Partnership or its Subsidiaries with outstanding obligations of $50 million or more or that would result in a cross-default of other Indebtedness of the Partnership or its Subsidiaries, (b) any Joint Venture Contract or any Contract of the type described in Section 3.17(a)(xiii) or (c) any charter for any of the Vessels.
(d) The Partnership maintains books and records that completely and fairly reflect the assets and liabilities of the Partnership and the Partnership maintains a proper and effective system of accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of Financial Statements in conformity with GAAP and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals, and appropriate action is taken with respect to any differences.
(e) Except as listed on Section 3.05(e) of the Partnership’s Disclosure Schedule, since January 1, 2019, neither the Partnership, nor any director, officer or accountant thereof, has received any material complaint, allegation, assertion or claim, whether written or oral, that the Partnership has engaged in illegal or fraudulent accounting practices. There are no significant deficiencies or material weaknesses in the design or operation of the internal controls of the Partnership which have materially and adversely affected the ability of the Partnership to record, process, summarize and report financial data. There is no fraud, whether or not material, involving management or other employees that was reported to the board or management of the Partnership.
(f) The minute books of the Partnership are accurate and complete in all material respects and contain records of all corporate action taken by the unitholders, the board of directors, and committees of the board of directors of the Partnership, respectively, since January 1, 2016 and no material corporate action of the unitholders, board of directors, or committee of the board of directors has been taken since such date for which minutes have not been prepared and are not contained in such minute books.
Section 3.06 Absence of Certain Changes. Since September 30, 2020, (a) through the date of this Agreement (i) except for the execution, delivery and performance of this Agreement and the discussions, negotiations and transactions related thereto, the business of the Partnership and its Subsidiaries has been carried on and conducted in all material respects in the Ordinary Course (other than any commercially reasonable actions taken by the Partnership and its Subsidiaries outside of the Ordinary Course in response to changes or developments resulting from COVID-19 or any COVID-19 Measures) and (ii) neither the Partnership nor any of its Subsidiaries has taken any action or failed to take any action that would have resulted in a breach of Section 5.01(b)(i), (ii), (iii), (iv), (v), (vii), (viii), (ix), (x), (xi), (xii), (xiii) or (xv), had the restrictions thereunder been in effect since September 30, 2020, and (b) there has not been any event, circumstance, development, change or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
Section 3.07 Legal Proceedings. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no (a) pending or, to the Knowledge of the Partnership, threatened Proceeding, suit, arbitration, action, claim, dispute, hearing, charge, complaint, indictment, litigation or, to the Knowledge of the Partnership, investigation against the Partnership or any of its Subsidiaries, or (b) outstanding injunction, order, judgment, ruling, decree or writ imposed upon the Partnership or any of its Subsidiaries or any director or officer of the Partnership or any of its Subsidiaries or, to the Knowledge of the Partnership, any other Person for whom the Partnership or any of its Subsidiaries may be liable as an indemnifying party or otherwise, in each case, by or before any Governmental Authority.
Section 3.08 Compliance with Laws; Permits.
(a) The Partnership and each of its Subsidiaries are in compliance with all federal, national, provincial, state, local or multinational laws, statutes, common laws, ordinances, codes, rules, orders, judgments, injunctions, writs, decrees, governmental guidelines or interpretations having the force of law, Permits, regulations, decrees, codes or executive orders enacted, issued, adopted, promulgated or applied by or on behalf of any Governmental Authorities (collectively, “Laws”) applicable to the Partnership or any of its Subsidiaries, except where the failure to be in compliance would not have a Material Adverse Effect.

(b) Except (i) as described in or contemplated by the Partnership Filed SEC Documents, (ii) for those that are the responsibility of the counterparties to obtain pursuant to the terms of the charter agreements relating to the Vessels as such agreements are currently in effect and (iii) where the failure to so possess would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, the Partnership, each of its Subsidiaries (other than the Joint Venture Entities) and, to the Knowledge of the Partnership, each of the Joint Venture Entities, holds all licenses, franchises, permits, certificates, approvals, authorizations and registrations from Governmental Authorities necessary for the Partnership, each such Subsidiary and each such Joint Venture Entity, as applicable, to own, lease and operate its properties and assets and necessary for the lawful conduct of their respective businesses as each such business is now being, or at such time was, conducted (collectively, “Permits”), and all such Permits are in full force and effect.
Section 3.09 Tax Matters.
(a) The Partnership and each of its Subsidiaries has prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all material Tax Returns required to be filed by any of them. All such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects, and all material Taxes owed by the Partnership and each of its Subsidiaries that are due (whether or not shown on any Tax Return) (i) have been duly and timely paid or (ii) are being contested in good faith by appropriate Proceedings and have been adequately reserved against in accordance with GAAP.
(b) Neither the Partnership nor any of its Subsidiaries has received written notice of any audits, examinations, investigations, claims or other Proceedings in respect of any Taxes or Tax Returns of the Partnership or any of its Subsidiaries and there are no audits, examinations, investigations, claims or other Proceedings pending, proposed (tentatively or definitely), asserted, or threatened in writing with respect to any material Taxes payable by or with respect to the Partnership or any of its Subsidiaries.
(c) There are no Liens for Taxes on any of the assets of the Partnership or any of its Subsidiaries other than Permitted Encumbrances.
(d) None of the Partnership or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” (in each case, within the meaning of Section 355(a)(1)(A) of the Code) in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of applicable Law).
(e) No deficiency for any material Tax has been proposed, threatened, asserted or assessed by any Governmental Authority in writing against the Partnership or any of its Subsidiaries, except for deficiencies that have been satisfied by payment in full, settled or withdrawn.
(f) Neither the Partnership nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to an assessment or deficiency for material Taxes (other than any waivers or extensions that are no longer in effect or any extensions of time to file Tax Returns obtained in the Ordinary Course), and no request for such extension or waiver is pending.
(g) Neither the Partnership nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2) or comparable provision of any other applicable Tax Law.
(h) The Partnership and each of its Subsidiaries have withheld all material Taxes required to have been withheld by them in connection with amounts paid or owed to (or any benefits or property provided to) any employee, independent contractor, creditor, shareholder or any other third party and have complied in all material respects with all related Tax deposit and reporting requirements.
(i) Neither the Partnership nor any of its Subsidiaries is a party to a Tax allocation, sharing, indemnity or similar agreement (other than agreements exclusively between or among the Partnership and its Subsidiaries or that were entered into in the Ordinary Course the principal purpose of which is not the allocation or indemnification of Taxes).
(j) Neither the Partnership nor any of its Subsidiaries (i) has granted any power of attorney that will remain in force after the Closing with respect to any matters relating to any Taxes, (ii) has applied for a ruling from a taxing authority relating to any material Taxes or has proposed to enter into an agreement with a taxing authority relating to any material Taxes, in each case, that is pending or (iii) has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law) or been issued any private letter rulings, technical advance memoranda or similar agreement or rulings by any taxing authority relating to material Taxes that is in effect or will be in effect after the Closing.
(k) Neither the Partnership nor any of its Subsidiaries has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return except for a group of which the Partnership is the common parent. Neither the Partnership nor any of its Subsidiaries has any liability for any Taxes of any Person (other than the Partnership or its Subsidiaries) under U.S. Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or non-U.S. law, or as a transferee or successor.
(l) No claim in writing has been made by any Governmental Authority in a jurisdiction where the Partnership or its Subsidiaries does not file Tax Returns that the Partnership or its Subsidiaries is or may be subject to Tax in that jurisdiction.
(m) Neither the Partnership nor any of its Subsidiaries (i) has a permanent establishment (within the meaning of an applicable Tax treaty), branch, or other fixed place of business, nor (ii) has otherwise been, or deemed to be, engaged in a trade or business, in each case, in any jurisdiction other than its own country of incorporation or formation.
(n) Neither the Partnership nor any of its Subsidiaries will be required to include any material item of income or gain in, or exclude any material item of deduction or loss from, taxable income from any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) any change in a method of accounting for a taxable period ending on or before the Closing Date, (ii) any installment sale or open transaction disposition, intercompany transaction or intercompany account made or existing on or before the Closing, (iii) any prepaid amount received or deferred revenue accrued on or prior to the Closing, or (iv) any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of applicable Tax Law) executed on or before the Closing.
(o) The Partnership has made a valid election under U.S. Treasury Regulation Section 301.7701-3 to be classified as an association taxable as a corporation for U.S. federal income tax purposes.
(p) For purposes of this Agreement, (i) “Tax” means all federal, national, provincial, state or local taxes, charges, fees, levies, duties, tariffs, imposts, or other similar assessments or liabilities in the nature of taxes, including gross income, net income, capital gains, gross receipts, estate, branch profits, estimated, alternative or minimum, ad valorem, value-added, excise, real property, personal property, sales, use, transfer, stamp, registration, recording, documentary, customs, import, export, services, withholding, employment, unemployment, severance, social security, disability, national health insurance, payroll and franchise taxes imposed by a Governmental Authority, together with any interest, penalties, assessments or additions to tax, whether disputed or not, imposed by any Governmental Authority; and (ii) “Tax Returns” means all reports, returns, forms, declarations, statements or other information, including any supplement, schedule or attachment thereto and any amendment thereof, supplied to or required to be supplied to a Governmental Authority in connection with the determination, assessment, administration, or collection of Taxes or enforcement of any Laws related to Taxes.
Section 3.10 Employee Benefits.
(a) Except as set forth in 3.10(a) of the Partnership Disclosure Schedule, the Partnership does not have any Partnership Plans. With respect to each Partnership Plan, the Partnership has made available to Parent a true and complete copy of the plan document and any amendments thereto. Each Partnership Plan (i) has been established, adopted, operated, maintained and administered in material compliance with its terms and applicable Law; (ii) if required to be registered or approved by a non-U.S. Governmental Authority, has been registered or approved and has been maintained in good standing with applicable regulatory authorities; and (iii) that is intended to qualify for special Tax treatment meets all requirements for such treatment.

(b) Neither the Partnership nor any ERISA Affiliate has incurred, or reasonably expects to incur, directly or indirectly, any liability under Title IV of ERISA that has not been satisfied in full, other than liability for premiums due to the Pension Benefit Guaranty Corporation (which premiums have been paid when due) and, to the Knowledge of the Partnership, no condition exists that would reasonably be expected to present a material risk of incurring such liability.
(c) Neither the execution or delivery of this Agreement nor the consummation of the Transactions will, either alone or in conjunction with any other event (i) entitle any current or former director, officer, employee or individual service provider of the Partnership or any of its Subsidiaries to any payment or benefit (or result in the increase, accelerated vesting or payment, or funding or accelerated funding of any such payment or benefit) or (ii) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former director, officer, employee or individual service provider of the Partnership or any of its Subsidiaries.
Section 3.11 Labor Matters. Other than the Partnership’s Corporate Secretary, the Partnership and its Subsidiaries do not have, and since January 1, 2020 has not had, any employees.
Section 3.12 Intellectual Property.
(a) The Partnership does not own any material Intellectual Property.
(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Partnership and its Subsidiaries own or possess adequate Intellectual Property necessary to carry on their business in the manner as currently conducted, and (ii) the Partnership and its Subsidiaries have not received any written notice of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property.
Section 3.13 Anti-Takeover Provisions. No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or similar statute or regulation (each, a “Takeover Law”) applies to the Partnership with respect to this Agreement or the Merger.
Section 3.14 Title to Properties. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Partnership and its Subsidiaries have good and valid title to, or, if applicable, valid leasehold interests in, or valid license or right to use, all of the Partnership’s and its Subsidiaries’ assets, in each case as such property is currently being used, subject to no security interests other than Permitted Encumbrances.
Section 3.15 Vessels. Section 3.15 of the Partnership Disclosure Schedule is a true, complete and accurate list and description of all of the Partnership’s and its Subsidiaries’ ownership interest in any vessel (each a “Vessel” and collectively, “Vessels”), including each Vessel’s name, owner, charterer attached to it as of the date of this Agreement, its manager, International Maritime Organization number, flag, type, date built, capacity (dwt), gross tonnage and class.
(a) Each Vessel is properly registered in the name of the legal owner under and pursuant to the flag and law of each Vessel’s applicable country of flagship, and all fees due and payable in connection with such registration has been paid.
(b) Each Vessel has been maintained in a proper and efficient manner in accordance with the internationally accepted standards for good ship maintenance and shall be in good operating order, condition and repair and be seaworthy.
(c) At the time of Closing, each Vessel shall not:
(i) be under arrest or otherwise detained;
(ii) other than in the Ordinary Course, be in possession of any Person (other than such Vessel’s master and crew); or
(iii) be subject to any Lien, other than a Permitted Encumbrances.

(d) At Closing, each Vessel (other than Vessels that are in lay-up) is supplied with valid and up-to-date safety, safety construction, safety equipment, radio, loadline, health, tonnage, trading and other certificates or documents as required under any applicable Law and internationally accepted standards for good ship management and operations.
(e) No blacklisting or boycotting of any type has been or will have been applied or exists or will exists in respect of any Vessel.
(f) Except as disclosed in the Partnership 2020 SEC Documents there are no outstanding options or other rights to purchase any Vessel.
Section 3.16 Environmental Matters.
(a) Each of the Partnership and its Subsidiaries is in compliance with any and all applicable foreign, federal, state and local Laws and regulations relating to pollution or the protection of the environment or imposing liability or standards of conduct concerning the use, handling, storage or management of any Hazardous Materials (“Environmental Laws”), except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;
(b) Each of the Partnership and its Subsidiaries (i) has received all permits required of them under applicable Environmental Laws to conduct their respective businesses as presently conducted (“Environmental Permits”) except for any such Environmental Permits that are the responsibility of the charter parties under the charter agreements relating to the Vessels as such agreements are currently in effect and which Environmental Permits the charter parties have obtained and (ii) are in compliance with all terms and conditions of any such Environmental Permits, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;
(c) There has been no known or threatened release into the environment of any Hazardous Material for which the Partnership or any of its Subsidiaries are or could become liable, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(d) Neither the Partnership nor any of its Subsidiaries has entered into or agreed to any consent order, decree or Contract, or are subject to or have received any notice of violation, claim, settlement, or order, in each case relating to liability under any Environmental Law other than any thereof that has not had, or would not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.
(e) There are no Liens, written notices or Proceedings pending or, to the Knowledge of the Partnership, threatened regarding any actual or potential liability under, violation of, or non-compliance with, any Environmental Law or Environmental Permit other than any liability, violation or non-compliance that has not had, and would not reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.
(f) The Partnership has delivered or otherwise made available for inspection to Parent true, complete and correct copies and results of any reports, data, investigations, audits, assessments, material correspondence, studies, analyses, tests or monitoring in the possession of or reasonably available to the Partnership or any of its Subsidiaries pertaining to: (i) any unresolved liabilities under Environmental Law; (ii) any Release of Hazardous Materials by the Partnership or any of its Subsidiaries or at any property currently or formerly owned, operated or leased by the Partnership or any of its Subsidiaries; or (iii) the Partnership's or any of its Subsidiaries’ compliance with applicable Environmental Laws.
(g) In the Ordinary Course, the Partnership and its Subsidiaries periodically review the effect of Environmental Laws on their business, operations and properties, in the course of which they identify and evaluate costs and liabilities that they believe are reasonably likely to be incurred pursuant to such Environmental Laws (including any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Partnership and its Subsidiaries have reasonably concluded that such associated costs and liabilities relating to the Vessels would not, individually or in the aggregate, have a Material Adverse Effect.

Section 3.17 Partnership Material Contracts.
(a) Section 3.17(a) of the Partnership Disclosure Schedule contains a list of each Contract to which any of the Partnership or its Subsidiaries is party or by which any of them or any of their properties or assets may be bound that is in effect as of the date of this Agreement (excluding any Contracts to which Parent or any of its Affiliates is a party) and that falls in one or more of the following categories (collectively, whether or not scheduled and including any such Contracts entered into after the date hereof, the “Partnership Material Contracts”):
(i) any Contract containing covenants binding upon the Partnership or its Subsidiaries that restrict during any period of time the ability of the Partnership or any of its Subsidiaries to compete or engage in any business or geographical area;
(ii) any Contract containing any “most favored nations,” exclusivity or similar right or undertaking in favor of any party other than the Partnership and its Subsidiaries with respect to any material goods or services purchased or sold by the Partnership or its Subsidiaries and that would bind Parent or any of its Subsidiaries following the Closing Date;
(iii) any Contract with any third party which provides for the purchase of energy, capacity or ancillary services from the Partnership or any of its Subsidiaries and that (1) generated revenues from such third party in excess of $5 million in the aggregate for the Partnership or any of its Subsidiaries during the year ended December 31, 2020 or that is expected to do so during the year ending December 31, 2021 or (2) is expected to generate revenues from such third party in excess of $5 million in the aggregate for the Partnership or any of its Subsidiaries over the term of such Contract;
(iv) any Contract with any third party which provides operating and maintenance, asset management or other similar project-level services to the Partnership or any of its Subsidiaries, that involved payments by the Partnership or any of its Subsidiaries during either of the years ended December 31, 2019 or December 31, 2020 in excess of $5 million in the aggregate or that is expected to do so during the year ending December 31, 2021;
(v) any (A) material warranty agreement or performance guarantee Contract, (B) operation and maintenance Contract, and (C) asset management Contract;
(vi) any lease, sublease or similar Contract with any Person under which the Partnership or any of its Subsidiaries is a lessor or sublessor of, or makes available for use to any Person, any interests in real property;
(vii) any Contract for the sale of any asset or collection of assets that would reasonably be expected to be material to the Partnership’s or any of its Subsidiaries’ respective businesses in the aggregate;
(viii) any Contract involving the payment of more than $5 million in 2020 or would reasonably be expected to provide for the purchase of more than $5 million in the aggregate in respect of the Partnership’s business in 2021 or any future year that is not terminable at will by the Partnership or any of its Subsidiaries (or by Parent and the Surviving Entity following the Closing Date) on less than 60 days’ notice without penalty;
(ix) any charter for any Vessel;
(x) any Contract relating to any Indebtedness of the Partnership or any of its Subsidiaries;
(xi) any Contract under which (i) any Person has directly or indirectly guaranteed or assumed Indebtedness, liabilities or obligations of the Partnership or any of its Subsidiaries or (B) the Partnership or any of its Subsidiaries has directly or indirectly guaranteed or assumed Indebtedness, Liabilities or obligations of another Person in excess of $5 million individually or $10 million in the aggregate;

(xii) any material settlement or compromise of any suit, claim, proceeding or dispute relating to the Partnership or any of its Subsidiaries that would materially and adversely impact the business currently being conducted by the Partnership or any of its Subsidiaries at or following the Closing Date;
(xiii) any Contract establishing or providing for any material partnership, strategic alliance, joint venture or material collaboration (including any Joint Venture Entity);
(xiv) any Contract requiring capital expenditures in excess of $5 million individually or $10 million in the aggregate;
(xv) any other Contract not made in the ordinary course that is material to the business currently being conducted by the Partnership or any of its Subsidiaries;
(xvi) any currency, interest rate or other hedge, swap or other derivative Contract.
(b) Each Partnership Material Contract is valid, binding and in full force and effect and is enforceable by and against the Partnership or one of its Subsidiaries in accordance with its terms, except as has not been and would not reasonably be expected to have a Material Adverse Effect. Except as would not have a Material Adverse Effect, each of the Partnership and its Subsidiaries has performed all obligations required to be performed by it to date under the Partnership Material Contracts to which it is a party and is not in breach of or default thereunder, and, to the Knowledge of the Partnership, no other party to any Partnership Material Contract is in breach of or default thereunder, in each case in any respect that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(c) The Partnership has made available to Parent prior to the date hereof a true and correct copy of each Partnership Material Contract (or, if such Contract is not in written form, a true and correct summary of the material terms thereof).
Section 3.18 Joint Venture Agreements. As of the date of this Agreement, (a) each agreement pursuant to which any Joint Venture Entity is a party (the “Joint Venture Contracts”) is valid and binding on the applicable Joint Venture Entity, and to the Knowledge of the Partnership, each other party thereto, and is in full force and effect, (b) the applicable Joint Venture Entity, and, to the Knowledge of the Partnership, any other party thereto, has performed all material obligations required to be performed by it under each Joint Venture Contract, (c) none of the Joint Venture Entities has received written notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of such Joint Venture Entity under any Joint Venture Contract, except where such default would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (d) to the Knowledge of the Partnership, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute, a default on the part of any counterparty under such Joint Venture Contract, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (e) to the Knowledge of the Partnership, no Joint Venture Entity to a Joint Venture Contract is, insolvent or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding and (f) there are no disputes under any Joint Venture Contract, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
Section 3.19 Customers. Part I of Section 3.19 of the Partnership Disclosure Schedule sets forth a true and complete list of each customer who was one of the 10 largest sources of revenue for the Partnership and its Subsidiaries during the fiscal year ended December 31, 2020, based on amounts paid or payable, or that will reasonably be expected to be one of the ten (10) largest sources of revenues for the Partnership and its Subsidiaries for the fiscal year ending December 31, 2021 (each, a “Significant Customer”). Since January 1, 2020 and except as set forth in Part II of Section 3.19 of the Partnership Disclosure Schedule, to the Knowledge of the Partnership, no Significant Customer has indicated an intention to (i) terminate its relationship with the Partnership or its Subsidiaries or (ii) change, materially and adversely, the terms and conditions of the time charter or time charters under which it charters any Vessel or Vessels from the Partnership or its Subsidiaries.
Section 3.20 Insurance Policies. The Partnership and its Subsidiaries carry or are entitled to the benefits of insurance policies, with financially sound and reputable insurers, in such amounts and covering such risks as are generally maintained by companies of established repute engaged in the same or similar business. All such insurance policies are in full force and effect, all premiums due thereon have been paid in full, neither the

Partnership nor any of its Subsidiaries is in material breach or material default thereunder or has failed to give due and timely notice of any material claim or occurrence under any such insurance policy, no such insurance claim has been disputed or denied by the applicable insurer, and during the twelve (12) months prior to the date of this Agreement no notice of cancellation or termination has been received by the Partnership or any of its Subsidiaries with respect to any such insurance policy. The Partnership and its Subsidiaries have no reason to believe that they will not be able to (i) renew their existing insurance coverage as and when such policies expire or (ii) obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct their business as now conducted and at a cost that would not reasonably be expected to have a Material Adverse Effect.
Section 3.21 Export Controls.
(a) None of the Partnership or its Subsidiaries nor, to the Knowledge of the Partnership, any director or officer, of the Partnership or its Subsidiaries (i) is, or is controlled or 50% or more owned by or is acting on behalf of, an individual or entity that is currently subject to any sanctions administered or enforced by the United States (including any administered or enforced by the Office of Foreign Assets Control of the U.S. Treasury Department, the U.S. Department of State, or the Bureau of Industry and Security of the U.S. Department of Commerce), the United Nations Security Council, the European Union, the United Kingdom (including sanctions administered or enforced by Her Majesty’s Treasury) or other relevant sanctions authority that broadly prohibit dealings with that individual or entity (collectively, “Sanctions” and such persons, “Sanctioned Persons”), (ii) is located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory (collectively, “Sanctioned Countries” and each, a “Sanctioned Country”). Except as disclosed in the Partnership Filed SEC Documents, none of the Partnership nor its Subsidiaries has knowingly engaged in any dealings or transactions with or for the benefit of a Sanctioned Person, or with or in a Sanctioned Country, in the preceding 3 years where such dealings or transactions would have violated said Sanctions, nor does any of the Partnership or its Subsidiaries have any plans to increase its dealings or transactions with or for the benefit of Sanctioned Persons, or with or in Sanctioned Countries, where such dealings or transactions would have violated said Sanctions.
(b) None of the Partnership nor its Subsidiaries, nor, to the Knowledge of the Partnership, any director, officer, agent, employee or Affiliate of the Partnership or its Subsidiaries is currently the subject of or engaged in any activity in violation of any U.S. Sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).
Section 3.22 Anti-Corruption. Neither the Partnership nor any of its Subsidiaries nor, to the Knowledge of the Partnership, any director, officer, employee or agent of the Partnership or any of its Subsidiaries, is aware of or has taken any action, directly or indirectly, that could result in a violation or a sanction for violation by the Partnership, the Subsidiaries or such persons of the Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act 2010 or the Brazilian Anti-Corruption Act Law no. 12,846, each as may be amended, or similar law of any other relevant jurisdiction, or the rules or regulations thereunder; and the Partnership and its Subsidiaries have instituted and maintain policies and procedures to ensure compliance therewith.
Section 3.23 Opinion of Financial Advisor. The Conflicts Committee has received the opinion of Deutsche Bank Securities Inc. (“Conflicts Committee Financial Advisor”) to the effect that, as of the date of such opinion and subject to the various assumptions, qualifications and limitations set forth therein, the Common Unit Consideration was fair, from a financial point of view, to the Common Unitholders (other than Excluded Persons as defined therein). It is agreed and understood that such opinion is for the benefit of the Conflicts Committee and, as to matters on which the Partnership Board is acting based on the recommendation of the Conflicts Committee, the Partnership Board, and may not be relied on by Parent or Merger Sub for any purpose.
Section 3.24 Brokers and Other Advisors. Except for the Conflicts Committee Financial Advisor, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Partnership or any of its Subsidiaries. The Partnership is solely responsible for the fees and expenses of the Conflicts Committee Financial

Advisor as and to the extent set forth in the engagement letter dated December 11, 2019, as amended on February 26, 2020, August 28, 2020, and January 10, 2021. The Partnership has previously delivered to Parent a complete and accurate copy of each such engagement letter with the Conflicts Committee Financial Advisor.
Section 3.25 No Other Representations or Warranties.
(a) Except for the representations and warranties made by the Partnership in this Article III, neither the Partnership nor any other Person makes any other express or implied representation or warranty with respect to the Partnership or any of its Subsidiaries or Joint Venture Entities or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and each of Parent and Merger Sub acknowledge the foregoing. In particular, and without limiting the generality of the foregoing, except for the representations and warranties made by the Partnership in this Article III, neither the Partnership nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Partnership, any of its Subsidiaries or their respective businesses, (b) any judgment based on actuarial principles, practices or analyses by any Person or as to the future satisfaction or outcome of any assumption or otherwise concerning reserves for losses, loss adjustment expenses or uncollectible reinsurance or (c) any oral or written information presented to Parent, Merger Sub or any of their respective Representatives in the course of their due diligence investigation of the Partnership, the negotiation of this Agreement or the course of the Transactions.
(b) Notwithstanding anything to the contrary contained in this Agreement, the Partnership and the General Partner acknowledge and agree that neither the Parent nor Merger Sub, nor any Affiliate or Representative of either of them, has made or is making any representation or warranty relating to Parent, any of its Subsidiaries or Merger Sub, whatsoever, express or implied, beyond those expressly given by Parent and Merger Sub in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent and its Subsidiaries furnished or made available to the Partnership or any of its Representatives and that neither the Partnership nor the General Partner has relied on any such other representation or warranty not set forth in Article IV. Without limiting the generality of the foregoing, the Partnership and the General Partner acknowledge that, other than as set forth in Article IV, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or other information that may have been made available to the Partnership or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions or the GP Transfer) and that neither the Partnership nor the General Partner has relied on any such other representation or warranty not set forth in Article IV.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and Merger Sub jointly and severally represent and warrant to the Partnership that, except as (A) set forth in the disclosure schedule delivered by Parent to the Partnership on the date of this Agreement (the “Parent Disclosure Schedule”) (it being understood that any information set forth on one section or subsection of the Parent Disclosure Schedule shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such information is relevant to such other section or subsection), or (B) disclosed in any report, schedule, form, statement or other document filed with, or furnished to, the SEC since January 1, 2018 by Parent and publicly available prior to the date of this Agreement (the “Parent Filed SEC Documents”), excluding disclosure (other than statements of fact) contained in the “Risk Factors” or “Forward-Looking Statements” sections of such Parent Filed SEC Documents or that otherwise constitute forward looking statements of risks:
Section 4.01 Organization; Standing. Parent is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and Merger Sub is a limited liability company duly formed, validly existing and in good standing under the Laws of the Republic of the Marshall Islands. Each of Parent and Merger Sub has all requisite power and authority necessary to carry on its business as it is now being conducted and to own, lease and operate its assets and properties, except (other than with respect to the due organization and valid existence of Parent and Merger Sub) as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.02 Authority; Noncontravention.
(a) Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions, have been duly and unanimously authorized and approved by the Board of Directors of Parent and the sole member of Merger Sub, and no other corporate or limited liability company action on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions, other than filing the Certificate of Merger with the Registrar of Corporations of the Republic of the Marshall Islands and the approval of this Agreement by GP Buyer in its capacity as sole member of Merger Sub (which approval shall be provided by the written consent of Parent immediately following execution of this Agreement). This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Partnership, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception. The Board of Directors of Parent has unanimously, and the sole member of Merger Sub has, (i) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, Parent and Merger Sub and their respective shareholders and members, and (ii) adopted resolutions that have approved this Agreement and the Merger, and such resolutions have not been subsequently rescinded, modified or withdrawn in any way.
(b) None of (i) the execution and delivery of this Agreement by Parent and Merger Sub, (ii) the consummation by Parent of Merger Sub of the Transactions, or (iii) performance or compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (A) contravene, conflict with or violate any provision (1) of the Parent Organizational Documents or (2) of the similar organizational documents of any of Parent’s Subsidiaries or (B) assuming (1) compliance with the matters set forth in Section 3.03(b) (other than Section 3.03(b)(ii)(A)) (and assuming the accuracy of the representations and warranties made in such Section 3.03(b)), (2) that the actions described in Section 4.02(a) have been completed, (3) that the authorizations, consents and approvals referred to in Section 4.03 and, in the case of Merger Sub, the approval of this Agreement and the Merger by GP Buyer in its capacity as sole member of Merger Sub are obtained and (4) that the filings referred to in Section 4.03 are made and any waiting periods thereunder have terminated or expired, in the case of each of the foregoing clauses (1) through (4), prior to the Effective Time, (x) violate any Law applicable to Parent, Merger Sub or any of Parent’s Subsidiaries, (y) violate or constitute a breach of or default (with or without notice or lapse of time or both) under any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of Parent’s Subsidiaries is a party or by which any of the assets or properties of Parent, Merger Sub or any of Parent’s Subsidiaries, as applicable, are bound, or give rise to any right to terminate, cancel, amend, modify or accelerate Parent’s or, if applicable, any of its Subsidiaries’ rights or obligations under any such Contract or (z) result in the creation of any Lien on any properties or assets of Parent, Merger Sub or any of Parent’s Subsidiaries, except, in the case of clause (A)(2) and clause (B), as would not reasonably be expected to have a Parent Material Adverse Effect.
(c) The approval of this Agreement and the Merger by the sole member of Merger Sub is the only vote or approval of the holders of any class or series of equity interests of Merger Sub that is necessary to approve this Agreement and the Merger.
Section 4.03 Governmental Approvals. Except for (a) compliance with the applicable requirements of the Exchange Act, (b) compliance with the rules and regulations of the Nasdaq, (c) the filing of (i) the Certificate of Merger with the Registrar of Corporations of the Republic of the Marshall Islands and (ii) appropriate documents with the relevant authorities of other jurisdictions in which the Partnership or any of its Subsidiaries is qualified to do business, and (d) such other consents, approvals, filings, authorizations, declarations or registrations as are required to be made or obtained under any non-U.S. Antitrust Laws, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, or notification to, or waiver from, any Governmental

Authority is necessary for the execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their obligations hereunder and the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations, registrations, notifications or waivers that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.04 Ownership and Operations of Merger Sub. Parent owns, indirectly, beneficially and of record all of the outstanding equity of Merger Sub, free and clear of all Liens. Merger Sub was formed solely for the purpose of engaging in the Transactions, has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to the Transactions, and prior to the Effective Time, will not have engaged in any business activities other than those relating to the Transactions.
Section 4.05 Sufficient Funds. Parent will have available to it at the Effective Time, sufficient funds for the satisfaction of all of Parent’s obligations under this Agreement, including the payment of the aggregate Common Unit Consideration and all related fees and expenses required to be paid by Parent or Merger Sub pursuant to the terms of this Agreement.
Section 4.06 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries, except for Persons, if any, whose fees and expenses will be paid by Parent.
Section 4.07 Ownership of Partnership Securities. As of the date of this Agreement, neither Parent nor any of its Subsidiaries owns any Partnership Securities other than the beneficial ownership of the Partnership Securities that may be deemed to result from the Support Agreement.
Section 4.08 No Other Representations or Warranties.
(a) Except for the representations and warranties made by Parent and Merger Sub in this Article IV, neither Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Partnership or any of its Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Partnership acknowledges the foregoing. In particular, and without limiting the generality of the foregoing, except for the representations and warranties made by Parent and Merger Sub in this Article IV, neither Parent nor Merger Sub nor any other Person makes or has made any express or implied representation or warranty to the Partnership or any of its Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses, (b) any judgment based on actuarial principles, practices or analyses by any Person or as to the future satisfaction or outcome of any assumption or otherwise concerning reserves for losses, loss adjustment expenses or uncollectible reinsurance or (c) any oral or written information presented to the Partnership or any of its Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or the course of the Transactions.
(b) Notwithstanding anything to the contrary contained in this Agreement, Parent and Merger Sub acknowledge and agree that neither the Partnership nor the General Partner, nor any Affiliate or Representative of either of them, has made or is making any representation or warranty relating to the Partnership, any of its Subsidiaries or Joint Venture Entities, or the General Partner, whatsoever, express or implied, beyond those expressly given by the Partnership and the General Partner in Article III or the Transfer Agreement, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Partnership, its Subsidiaries and/or Joint Venture Entities furnished or made available to Parent or any of its Representatives and that neither Parent nor Merger Sub has relied on any such other representation or warranty not set forth in Article III or the Transfer Agreement. Without limiting the generality of the foregoing, Parent and Merger Sub acknowledge that, other than as set forth in Article III or the Transfer Agreement, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or other information that may have been made available to Parent or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Transactions or the GP Transfer) and that neither Parent nor Merger Sub has relied on any such other representation or warranty not set forth in Article III or the Transfer Agreement.
ARTICLE V

ADDITIONAL COVENANTS AND AGREEMENTS
Section 5.01 Conduct of Business of the Partnership and its Subsidiaries.
(a) Except as expressly provided by this Agreement, as set forth in Section 5.01(a) of the Partnership Disclosure Schedule, as may be required by applicable Law or as expressly consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the Closing (the “Pre-Closing Period”), the Partnership and its Subsidiaries shall use commercially reasonable efforts to, (i) conduct each of the Partnership’s and its Subsidiaries’ respective businesses in the Ordinary Course in all material respects, (ii) preserve the Partnership’s and its Subsidiaries’ assets, and (iii) maintain the goodwill and reputation of the Partnership’s and its Subsidiaries’ respective businesses in all material respects; provided that this Section 5.01(a) shall not prohibit the Partnership or any of its Subsidiaries or Joint Venture Entities from taking commercially reasonable actions outside of the Ordinary Course in response to changes or developments resulting from COVID-19 or any COVID-19 Measures; provided, further, however, that prior to taking any such action outside of the Ordinary Course, the Partnership shall consult with Parent and consider in good faith the views of Parent regarding any such proposed action.
(b) Without limiting the generality of Section 5.01(a), and except for (x) as otherwise expressly provided in this Agreement, (y) as set forth in Section 5.01(b) of the Partnership Disclosure Schedule, or (z) as expressly consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, the Partnership will not, nor will the Partnership permit any of its Subsidiaries to:
(i) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, (x) any Vessel (other than entering into a Charter for a term of 12 months or less in the Ordinary Course or Permitted Encumbrances) or (y) any other asset (other than in the Ordinary Course or Permitted Encumbrances);
(ii) (A) issue, sell, transfer, pledge or dispose of any equity interests in the Partnership, (B) split, combine, reclassify, redeem, repurchase, acquire (directly or indirectly) or encumber any Common Units, or (C) declare, set aside or pay any distribution in respect of any outstanding capital stock of, or other equity interests in, or other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of specific events) into or exchangeable for any equity interests of, the Partnership or any of its Subsidiaries, in each case other than as provided in Section 5.15;
(iii) make or authorize capital expenditures outside the Ordinary Course exceeding $5 million in the aggregate;
(iv) other than transactions solely between the Partnership and its wholly owned Subsidiaries or solely between its wholly owned Subsidiaries, (A) make any acquisition (including by merger or amalgamation) of the capital stock or assets of any other Person for consideration in excess of $2 million for any such acquisition or $5 million in the aggregate for all such acquisitions or (B) sell or lease to any Person, in a single transaction or series of related transactions, any of its properties or assets whose value or purchase price exceeds $5 million in the aggregate, except (x) leases and subleases of real property owned by the Partnership or its Subsidiaries and leases of real property under which the Partnership or any of its Subsidiaries is a tenant or a subtenant and voluntary terminations or surrenders of such leases and (y) other transactions in the Ordinary Course;

(v) change in any material respect its accounting policies or procedures, except insofar as may be required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (B) by Law, including Regulation S-X under the Securities Act;
(vi) (A) amend the Partnership Charter or the Partnership Agreement or (B) amend the comparable organizational documents of any Subsidiary in a manner that would reasonably be expected to prevent or to impede, interfere with, hinder or delay in any material respect the consummation of the Transactions (with respect to both clauses (A) and (B), whether by merger, amalgamation, consolidation or otherwise);
(vii) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Partnership or any of its Subsidiaries;
(viii) (A) enter into or materially modify any Partnership Material Contract, other than in the Ordinary Course, (B) enter into any Contract that would limit or otherwise restrict the Partnership, any of its Subsidiaries or any of their successors, or any of their respective properties or assets, or that would, after the Effective Time, limit or otherwise restrict Parent or any of its Subsidiaries (including the Surviving Entity) or any of their successors, or any of their respective properties or assets, from engaging or competing in any line of business, in any geographic area or with any Person in any material respect or (C) terminate, cancel or request any material change in any Partnership Material Contract other than in the Ordinary Course or (D) enter into or assume any Contract that if in effect on the date hereof would be such a Partnership Material Contract other than in the Ordinary Course, including, in each of clauses (A) through (D), any Contract for any modification of any Vessel;
(ix) directly or indirectly repurchase, prepay, incur or assume any Indebtedness for borrowed money, guarantee any Indebtedness for borrowed money or enter into any similar agreement in respect of Indebtedness for borrowed money (including the issuance of any debt securities, warrants or other rights to acquire any debt security), except for (A) Indebtedness for borrowed money incurred in the Ordinary Course not to exceed $5 million individually or $10 million in the aggregate, (B) drawdowns or prepayments under any existing Indebtedness or other facilities or agreements made available to Parent prior to the execution of this Agreement or borrowings in the Ordinary Course or (C) refinancings or replacements of any such Indebtedness for borrowed money or agreements in respect of Indebtedness for borrowed money in the Ordinary Course;
(x) enter into any new Contract with respect to the terminaling, transport, throughput, storage, heating, blending, mixing or sale of petroleum products, other hydrocarbons or other substances other than in the Ordinary Course;
(xi) grant any Lien (other than Permitted Encumbrances) on any of its material assets other than to secure Indebtedness;
(xii) settle any Action, in each case made or pending against the Partnership or any of its Subsidiaries, or any of their officers and directors in their capacities as such, other than the settlement of Actions which, in any event (A) is solely for monetary damages for an amount not to exceed $5 million for any such settlement individually or $10 million in the aggregate, (B) does not compromise or waive any material claims or rights of the Partnership or its Subsidiaries, or (C) would not be reasonably expected to prohibit or restrict the Partnership and its Subsidiaries from operating their business in the same manner in all material respects as operated on the date of this Agreement;
(xiii) except as required by Law, (A) make (if inconsistent with past practice), change or rescind any material election in respect of Taxes, (B) amend any material Tax Return, (C) extend or waive, or agree to extend or waive, any statute of limitation with respect to the assessment, determination or collection of any material amount of Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course), (D) enter into a “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of applicable Law in respect of

Taxes) with any Governmental Authority regarding any material Tax liability or assessment, (E) settle, resolve or otherwise dispose of any material claim or Proceeding relating to Taxes or surrender a right to a material Tax refund, or (F) change any material method of accounting for U.S. federal income or foreign tax purposes;
(xiv) abandon, dispose of, or permit to lapse any material Intellectual Property owned by the Partnership or its Subsidiaries, or disclose any material trade secret or other material confidential information of the Partnership or any of its Subsidiaries in a manner that would result in the loss of confidentiality thereof, in each case other than in the Ordinary Course;
(xv) except to the extent required pursuant to any Partnership Plan as in effect on the date of this Agreement, (i) establish, adopt, enter into, amend, terminate, or take any action to accelerate rights under, any Partnership Plan or plan, program, policy, practice, agreement or arrangement that would be a Partnership Plan if it had been in effect on the date of this Agreement; (ii) grant or pay, or commit to grant or pay, any bonus, incentive or profit-sharing award or payment to any current or former director, officer, employee or individual service provider of the Partnership or any of its Subsidiaries; (iii) increase, or commit to increase, the amount of the wages, salary, bonuses, commissions, fringe benefits, severance or other compensation (including equity or equity-based compensation, whether payable in stock, cash or other property), benefits or remuneration payable to any current or former director, officer, employee or individual service provider of the Partnership or any of its Subsidiaries; (iv) take any action to accelerate any payment or benefit, the vesting of any equity or equity-based award or the funding of any payment or benefit, payable or to become payable to any current or former director, officer, employee or individual service provider of the Partnership or any of its Subsidiaries; (v) enter into any employment, severance, change in control, retention, individual consulting or similar agreement with any current or former director, officer, employee or individual service provider of the Partnership or any of its Subsidiaries; (vi) except as may be required by GAAP, materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Partnership Plan, make any voluntary contributions to a Partnership Plan that are outside the Ordinary Course or materially change the manner in which contributions to such Partnership Plans are made or the basis on which such contributions are determined; or (vii) hire, engage, promote or terminate (other than for cause) any employee, officer or other individual service provider; or
(xvi) authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.
(c) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Partnership’s or its Subsidiaries operations prior to the Effective Time.
(d) The Partnership shall not (i) enter into or materially modify any Joint Venture Contract, (ii) redeem, purchase, sell, transfer or otherwise acquire or dispose of, or offer to purchase, redeem, sell, transfer or otherwise acquire or dispose of, directly or indirectly, any equity interests or any securities convertible or exchangeable into or exercisable for any equity interests or any bonds, debentures, notes or other indebtedness of any Joint Venture Entity held by the Partnership or its Subsidiaries, (iii) grant any Person any right or option to acquire any securities or equity interest of any Joint Venture Entity held by the Partnership or its Subsidiaries or (iv) enter into any Contract, understanding or arrangement with respect to the sale, voting, registration or repurchase of the securities or equity interests of any Joint Venture Entity held by the Partnership or its Subsidiaries.
Section 5.02 Preparation of the Proxy Statement; Partnership Unitholders’ Meeting.
(a) As promptly as reasonably practicable after the execution of this Agreement and subject to applicable Law, the Partnership shall prepare the Proxy Statement and shall use its reasonable best efforts to (i) set a record date for the Partnership Unitholders’ Meeting as of the date that is no more than 10 days following the date of this Agreement (or if such date is not a Business Day, the next Business Day) and (ii) cause the Proxy Statement to be disseminated to the Common Unitholders as promptly as reasonably practicable after the date of this Agreement; provided that, in any event, the Proxy Statement shall be disseminated no later than 21 days following the date of this Agreement. Subject to Section 5.04, the Partnership Board shall make the Partnership Board Recommendation to the Partnership’s Common Unitholders and shall include such recommendation in the Proxy Statement. Parent shall provide to the

Partnership all information concerning Parent and Merger Sub and their respective Affiliates as may be reasonably requested by the Partnership in connection with the Proxy Statement and shall otherwise assist and cooperate with the Partnership in the preparation of the Proxy Statement. If at any time prior to the Partnership Unitholders’ Meeting, any information relating to the Partnership, Parent or Merger Sub or any of its Affiliates, officers or directors, is discovered by the Partnership or Parent, respectively, that should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Prior to any dissemination of the Proxy Statement to the Common Unitholders the Partnership shall provide Parent with a reasonable opportunity to review and to propose comments on such document or response, which the Partnership shall consider in good faith. The Partnership or Parent, as the case may be, shall promptly notify the other, and to the extent required by applicable Law, the Partnership shall amend or supplement the Proxy Statement and disseminate such amendment or supplement to its Common Unitholders, as applicable.
(b) Notwithstanding any Adverse Recommendation Change but subject to Section 5.02(a) and applicable Law and to the extent not prohibited by any Judgment, the Partnership shall take all necessary actions in accordance with applicable Law, the Partnership Charter, the Partnership Agreement and the rules of Nasdaq to establish a record date for, duly call, give notice of, convene and use its reasonable best efforts to hold a special meeting of its Common Unitholders (including any adjournment, recess or postponement thereof, the “Partnership Unitholders’ Meeting”) for the purpose of obtaining the Partnership Unitholder Approval, as soon as reasonably practicable after disseminating the Proxy Statement in accordance with Section 5.02(a) above; provided that, in any event, the Partnership shall hold a special meeting of its Common Unitholders no later than 21 days after disseminating the Proxy Statement, subject to any adjournment of the Partnership Unitholders’ Meeting in accordance with this Agreement. The Partnership shall use its reasonable best efforts to obtain the Partnership Unitholder Approval. Notwithstanding anything to the contrary contained in this Agreement, the Partnership may adjourn, recess or postpone the Partnership Unitholders’ Meeting (i) to allow reasonable additional time for the filing or mailing of any supplement or amendment to the Proxy Statement that the Partnership, after consultation with Parent and outside legal counsel, has determined is required under applicable Law or the Partnership Agreement and for such supplement or amendment to be disseminated and reviewed by the Common Unitholders in advance of the Partnership Unitholders’ Meeting, (ii) to the extent required by a court of competent jurisdiction in connection with any Proceeding in connection with this Agreement or the Transactions, (iii) if as of the time for which the Partnership Unitholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Common Units represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Partnership Unitholders’ Meeting, (iv) to solicit additional proxies if necessary in order to obtain the Partnership Unitholder Approval, or (v) if, at the time notice by the Conflicts Committee or Partnership Board is required to be given with respect to the Partnership Board’s intention to effect an Adverse Recommendation Clause in accordance with Section 5.03(b)(i) below, there are less than 5 Business Days before the Partnership Unitholders’ Meeting, to allow the Partnership Unitholders’ Meeting to be adjourned, recessed or postponed until such date as would provide Parent with the benefit of the full Partnership Notice Period; provided that the Partnership shall not adjourn, recess or postpone the Partnership Unitholders’ Meeting (or any adjournment or postponement thereof) pursuant to the foregoing clauses (iii) or (iv) for more than 10 Business Days in the aggregate after the date of such meeting (or any adjournment or postponement thereof) without Parent’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned); provided, further, that in each case, the Partnership shall not be permitted to postpone or adjourn the Partnership Unitholders’ Meeting to a date after the date that is 2 Business Days prior to the Termination Date. The Partnership agrees that no matters shall be brought before the Partnership Unitholders’ Meeting other than the approval of this Agreement and customary procedural matters (including a proposal to adjourn the meeting to allow additional solicitation of votes).
(c) Unless this Agreement is validly terminated in accordance with Article VII, the Partnership shall submit this Agreement to the Common Unitholders for approval at the Partnership Unitholders’ Meeting even if the Partnership Board (acting on the recommendation of the Conflicts Committee) shall have effected a Partnership Adverse Recommendation Change.

Section 5.03 Adverse Recommendation Change.
(a) Except as permitted by this Section 5.03, the Partnership Board (acting on the recommendation of the Conflicts Committee) shall not (i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the Partnership Board Recommendation or (ii) fail to include the Partnership Board Recommendation in the Proxy Statement (the taking of any action described in clauses (i) or (ii) being referred to as an “Adverse Recommendation Change”). Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by the Partnership’s or the General Partner’s Subsidiaries, or the Partnership’s or the General Partner’s Representatives, other than any violation caused by or at the direction of Parent, shall be deemed to be a breach of this Section 5.03 by the Partnership and the General Partner.
(b) Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Partnership Unitholder Approval, and subject to compliance in all material respects with this Section 5.03(b), the Partnership Board (acting on the recommendation of the Conflicts Committee) may make an Adverse Recommendation Change if, and only if, (A) a Partnership Intervening Event has occurred and the Partnership Board (acting on the recommendation of the Conflicts Committee after consulting with its financial advisor and outside legal counsel) has determined in good faith, after consulting with its outside legal counsel, that the failure to take such action would reasonably be expected to constitute a breach of its duties under the Partnership Agreement or applicable Law, or (B) the Partnership receives a Takeover Proposal and the Partnership Board (acting on the recommendation of the Conflicts Committee after consulting with its financial advisor and outside legal counsel) has determined in good faith, after consulting with its outside legal counsel) that such Takeover Proposal constitutes a Superior Proposal and that the failure to take such action would reasonably be expected to constitute a breach of its duties under the Partnership Agreement or applicable Law; provided, however, that the Partnership Board (acting on the recommendation of the Conflicts Committee) may not effect an Adverse Recommendation Change pursuant to the foregoing clause (A) or (B) unless:
(i) the Conflicts Committee or Partnership Board has provided prior written notice to Parent specifying in reasonable detail the reasons for such action at least 5 Business Days in advance of the Partnership Board’s intention to take such action with respect to an Adverse Recommendation Change (the period inclusive of all such days, the “Partnership Notice Period”); and
(ii) during the Partnership Notice Period, the Conflicts Committee has negotiated, and has used its reasonable best efforts to cause its financial advisor and outside legal counsel to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that the failure of the Partnership Board (acting on the recommendation of the Conflicts Committee) to effect such Adverse Recommendation Change would not be inconsistent with its duties under the Partnership Agreement or applicable Law; provided, however, that the Conflicts Committee shall take into account all changes to the terms of this Agreement proposed by Parent in determining whether to recommend an Adverse Recommendation Change to the Partnership Board.
Section 5.04 No Solicitation by the Partnership
(a) The Partnership shall, and shall cause each of its Subsidiaries and Affiliates, and shall use its reasonable best efforts to cause its Representatives to, immediately cease any solicitation, encouragement, discussions or negotiations with respect to a Takeover Proposal that are ongoing on or prior to the date of this Agreement and shall promptly request from each Person that has executed a confidentiality agreement with the Partnership within the one-year period prior to and ending on the date of this Agreement in connection with its consideration of making a Takeover Proposal (an “Existing Confidentiality Agreement”) that it promptly return or destroy (as provided in the terms of the applicable Existing Confidentiality Agreement) any non-public information concerning the Partnership or any of its Subsidiaries previously furnished or made available to such Person or any of its Representatives by or on behalf of the Partnership, its Affiliates or its Representatives. The Partnership shall promptly inform its Representatives of the Partnership’s obligations under this Section 5.04 and shall be liable for any action taken by any Representative of the Partnership at the direction of the Partnership that, if taken by the Partnership, would constitute a breach of this Section 5.04. Upon becoming aware of any action by any Representative of the Partnership that would constitute a breach of this Section 5.04 if taken by the Partnership, the Partnership shall stop any such Representative from continuing to take such action, directly or indirectly.
(b) Notwithstanding anything in the foregoing to the contrary subject to the Partnership’s compliance with the provisions of this Section 5.04, including (in the case of a Takeover Proposal) the execution and delivery of an Acceptable Confidentiality Agreement, the Partnership and its Representatives and the Partnership Board shall be permitted to, at any time prior to obtaining the Partnership Unitholder Approval, in response to a bona fide written Takeover Proposal that was delivered to the Partnership after the date of this Agreement and did not result from any breach of this Section 5.04 take the following actions:
(i) engage in discussions or negotiations with the Person (and its Representatives) who has made such Takeover Proposal regarding such Takeover Proposal, if the Partnership Board (acting upon the recommendation of the Conflicts Committee after consulting with its financial advisor and outside legal counsel) determines (A) in good faith, after consultation with its outside legal counsel, that such Takeover Proposal constitutes, or is reasonably likely to result in, a Superior Proposal and (B) after consulting with its outside legal counsel, that the failure to do so would reasonably be expected to constitute a breach of its duties under the Partnership Agreement or applicable Law; or
(ii) furnish or disclose any information relating to the Partnership or any of its Subsidiaries to the Person who has made such Takeover Proposal (and its Representatives), if the Partnership Board (acting upon the recommendation of the Conflicts Committee after consulting with its financial advisor and outside legal counsel) determines (A) in good faith, after consulting with its outside legal counsel, that such Takeover Proposal constitutes, or is reasonably likely to result in, a Superior Proposal (B) after consulting with its outside legal counsel, that the failure to do so would reasonably be expected to constitute a breach of its duties under the Partnership Agreement or applicable Law, but only so long as the Partnership has caused such Person to enter into an Acceptable Confidentiality Agreement; provided that all such information (other than non-intentional, immaterial omissions therefrom) has previously been provided to Parent or is provided to Parent prior to or concurrently with the time it is provided to such Person.
(c) From and after the date of this Agreement, the Partnership shall notify Parent promptly (and in no event later than 24 hours after receipt by, or communication to, the Partnership or its Representatives) upon receipt of any Takeover Proposal or inquiry, indication, proposal or offer by any Person that would reasonably be expected to result in a Takeover Proposal after the date of this Agreement. The Partnership shall provide Parent promptly with the identity of such Person, a description of the terms of such Takeover Proposal, inquiry, indication, proposal or offer, and provide to Parent promptly (and in no event later than 24 hours after receipt by, or communication to, the Partnership or its Representatives) unredacted copies of all material correspondence or other material written documentation with respect thereto (and written summaries of any material oral communications). The Partnership shall keep Parent reasonably informed on a prompt basis (24 hours) of any material developments regarding any such Takeover Proposal, inquiry, indication, proposal or offer. Notwithstanding the foregoing, in the event that the Partnership does not provide the notice or information required to be provided by it to Parent under this Section 5.04(d) within the required 24 hour period, such failure shall not in any circumstance constitute a material breach under this Agreement if the Partnership shall provide such notice or information within an additional 24 hour period (provided, however, that for the avoidance of doubt, the foregoing shall not be read to imply that the failure to provide such notice or information within such additional 24 hour period shall necessarily constitute a material breach under this Agreement).
(d) Notwithstanding anything to the contrary in this Agreement, the Partnership Board shall be permitted to make any required public disclosure if it determines, after consultation with outside legal counsel, that the failure to do so would reasonably be expected to constitute a breach of its duties under the Partnership Agreement or applicable Law; it being understood, however, that this Section 5.04(d) shall not be deemed to permit the Partnership Board to make an Adverse Recommendation Change. Any public disclosure by the Partnership or the Partnership Board or any committee thereof relating to a Takeover Proposal (other than a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f)

under the Exchange Act or a statement that the Partnership Board has received and is currently evaluating such Takeover Proposal) shall be deemed to be an Adverse Recommendation Change by the Partnership Board, unless the Partnership Board reaffirms the Partnership Board Recommendation in such disclosure.
Section 5.05 Reasonable Best Efforts.
(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions, including (A) preparing and filing promptly all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (B) executing and delivering any additional instruments necessary to consummate the Transactions, (ii) obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions, including any such approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations required under applicable Antitrust Laws, (iii) take all steps that are necessary, proper or advisable to avoid any Actions by any Governmental Authorities with respect to this Agreement or the Transactions and (iv) defend or contest in good faith any Action by any third party (excluding any Governmental Authority), whether judicial or administrative, challenging this Agreement or that would otherwise prevent or materially delay the consummation of the Transactions; provided that nothing in this Section 5.05 or otherwise in this Agreement shall require (and reasonable best efforts or commercially reasonable efforts shall in no event require) Parent or any of its Affiliates to (x) litigate any Action by or on behalf of any Governmental Authority seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions or (y) take or refrain from or to agree to the taking or refraining from any action (including any amendment, waiver or termination of any agreement, including this Agreement) or to permit or suffer to exist any restriction, condition, limitation or requirement that would or would reasonably be expected to result, individually or in the aggregate, in a Burdensome Condition; provided, further, that without the prior written consent of Parent, the Partnership and its Affiliates shall not take or refrain from or agree to the taking or refraining from any action (including any amendment, waiver or termination of any agreement, including this Agreement) or to permit or suffer to exist any restriction, condition, limitation or requirement that would or would reasonably be expected to result, individually or in the aggregate, in a Burdensome Condition.
(b) Subject to the terms and conditions of this Agreement, the Partnership and Parent shall each use its reasonable best efforts to (i) take all action necessary to ensure that no Takeover Law is or becomes applicable to any of the Transactions and refrain from taking any actions that would cause the applicability of such Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the Transactions.
(c) Without limiting the general applicability of Section 5.05(a), Parent shall, in consultation and cooperation with the Partnership and as promptly as practicable following the date of this Agreement, file all appropriate documents, forms, filings or submissions with the Governmental Authorities set forth in Section 6.01(b) of the Partnership Disclosure Schedule in order to obtain the Required Regulatory Approvals identified in such Section 6.01(b). Any such filings shall be in material compliance with the requirements of applicable Law. Each of the parties shall, in connection with the efforts referenced in Section 5.05(a), (i) furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any documents, forms, filings or submissions contemplated by the first sentence of this Section 5.05(c), (ii) give the other party reasonable prior notice of any such filings or submissions and, to the extent reasonably practicable, of any communication with, and any inquiries or requests for additional information from, any Governmental Authority regarding the Transactions, and permit the other party to review and discuss in advance, and consider in good faith the views of, and secure the participation of, the other party in connection with, any such filings, submissions, communications, inquiries or requests, (iii) unless prohibited by applicable Law or by the applicable Governmental Authority, and to the extent reasonably practicable, (A) not participate in or attend any meeting, or engage in any substantive conversation, with any Governmental Authority in respect of the Transactions without the other party, (B) give the other party reasonable prior notice of any such meeting or substantive conversation, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Authority from participating in or attending any such meeting or engaging in any such substantive conversation, to the extent permitted by applicable Law or such Governmental Authority, keep such party apprised with respect thereto, (D) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement or any of the Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Authority and (E) furnish the other party with copies of all substantive filings, submissions, correspondence and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff, on the other hand, with respect to this Agreement and the Transactions (excluding any personally sensitive information) and (iv) comply with any inquiry or request from any Governmental Authority as promptly as reasonably practicable, with respect to this Agreement and the Transactions. The parties agree not to extend, directly or indirectly, any waiting period under any applicable Antitrust Law or enter into any agreement with a Governmental Authority to delay in any material respect or not to consummate the Merger or any of the other Transactions, except with the prior written consent of the other parties hereto, which shall not be unreasonably withheld, conditioned or delayed in the context of seeking such a delay.
(d) Notwithstanding anything to the contrary herein, each of the Partnership and Parent shall use commercially reasonable efforts to obtain the third party consents and approvals listed on Section 5.05(d) of the Partnership Disclosure Schedule in connection with the consummation of the Transactions and shall cooperate and consult with each other with respect to obtaining such consents, and each of the Partnership and Parent shall bear 50% of any commercially reasonable payments made to third parties in connection with obtaining such consents.
Section 5.06 Transfer Taxes. Except as provided in Section 2.02(b), all transfer, real estate transfer, documentary, stamp, recording, sales, use and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Transactions shall be paid by Parent and, to the extent applicable, prior to the Effective Time, the Partnership shall cooperate with Parent in preparing, executing and filing any applicable Tax Returns with respect to such Transfer Taxes.
Section 5.07 Public Announcements; Other Communications. Parent and the Partnership shall consult with each other before issuing, and give each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except (a) as may be required by applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system or (b) to the extent that such release or statement is consistent with the final form of the initial press release issued by the parties with respect to the Transactions. The parties hereto agree that the initial press release to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto. Notwithstanding the foregoing, the parties shall have no consultation or other obligation pursuant to this Section 5.07 with respect to any press release or other public statements to the extent related to any actual or contemplated litigation between or among the parties to this Agreement. The Partnership will consult with Parent prior to making any substantive internal announcements or other substantive communications to its employees or other constituents with respect to this Agreement or the Transactions and will give good faith consideration to reasonable comments proposed by Parent. Notwithstanding the foregoing, no Party shall be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with the receipt and existence of a Takeover Proposal, and matters related thereto, or an Adverse Recommendation Change, other than as set forth in Section 5.04.

Section 5.08 Access to Information; Confidentiality.
(a) Subject to applicable Law, upon reasonable notice, the Partnership shall afford to Parent and Parent’s Representatives reasonable access during normal business hours to the Partnership’s officers, employees, agents, properties, books, Contracts and records and the Partnership shall furnish promptly to Parent and Parent’s Representatives such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request; provided that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Partnership; provided, further, however, that the Partnership shall not be obligated to provide such access or information if the Partnership determines, in its reasonable judgment, that doing so would violate applicable Law or a Contract or obligation of confidentiality owing to a third party, waive the protection of an attorney-client privilege or other legal privilege or expose the Partnership to risk of liability for disclosure of sensitive or personal information. Without limiting the foregoing, in the event that the Partnership does not provide access or information in reliance on the immediately preceding sentence, it shall provide notice to Parent that it is withholding such access or information and shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law, Contract or obligation or risk waiver of such privilege. All requests for information made pursuant to this Section 5.08 shall be directed to the Person designated by the Partnership. Until the Effective Time, the information provided will be subject to the terms of the confidentiality agreement dated as of November 5, 2020, by and between the GP Parent and a Parent Subsidiary (as may in the future be amended from time to time, the “Confidentiality Agreement”).
(b) Parent shall not be deemed to violate any of its obligations under the Confidentiality Agreement as a result of performing any of its obligations under this Agreement.
Section 5.09 Indemnification and Insurance.
(a) From and after the Effective Time until the sixth anniversary of the Effective Time, Parent and the Surviving Entity, jointly and severally, shall indemnify, defend and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Partnership or of a Subsidiary of the Partnership (each, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including reasonable attorneys’ and other professionals’ fees and expenses) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee was a director or officer of the Partnership or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Partnership or such Subsidiary or taken at the request of the Partnership or such Subsidiary (including in connection with serving at the request of the Partnership or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnitee), in each case, to the fullest extent such Indemnitee is entitled to indemnification under the Partnership Charter, the Partnership Agreement, by Contract (if applicable), in each case, as in effect immediately prior to the Effective Time, and applicable Law. Without limiting the foregoing, Parent, from and after the Effective Time until the sixth anniversary of the Effective Time, shall cause, unless otherwise required by Law, the governing documents of the Surviving Entity to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Partnership Charter and Partnership Agreement, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees.
(b) At or prior to the Effective Time, the Partnership shall cause to be put in place, and Parent shall fully prepay immediately prior to the Effective Time, directors’ and officers’ “tail” insurance policies with a claims period of at least 6 years after the Effective Time (the “Tail Period”) from an insurance carrier(s) with the same or better credit rating as the Partnership’s current insurance carrier(s) with respect to directors’ and officers’ liability insurance in an amount and scope at least as favorable as the Partnership’s existing policies as of the date hereof with respect to matters, acts or omissions existing or occurring at or prior to, but not after, the Effective Time, and expressly covering the Surviving Entity as a successor in interest (“D&O Tail Insurance”); provided, however, that in no event shall Parent be required to pay in excess of the amount set forth in Section 5.09(b) of the Parents Disclosure Schedule (the “Maximum Amount”); and provided, further, that if the D&O Tail Insurance is not available or if the cost of the D&O Tail Insurance exceeds the Maximum Amount, the Partnership shall obtain a policy(ies) with the greatest coverage available for a cost not exceeding the Maximum Amount. Parent and the Surviving Entity shall maintain the D&O Tail Insurance in full force and effect and continue to honor their respective obligations thereunder for the Tail Period.
(c) The provisions of this Section 5.09 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Partnership Charter, Partnership Agreement, by contract or otherwise. The obligations of Parent and the Surviving Entity under this Section 5.09 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.09 applies unless (A) such termination or modification is required by applicable Law or (B) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.09 applies shall be third-party beneficiaries of this Section 5.09).
(d) In the event that Parent, the Surviving Entity or any of their respective successors or assigns (i) consolidates or amalgamates with or merges into any other Person and is not the continuing or Surviving Entity or entity of such consolidation, amalgamation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity shall assume all of the obligations thereof set forth in this Section 5.09.
(e) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Partnership or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.09 is not prior to or in substitution for any such claims under such policies.
Section 5.10 Merger Sub and GP Buyer Consents. Concurrently with the execution of this Agreement, Parent, or its applicable direct or indirect wholly owned Subsidiaries, shall execute and deliver, in accordance with the Marshall Islands LLC Act and in its or its Subsidiaries’ capacities as the sole members of Merger Sub and GP Buyer, written consents for Merger Sub and GP Buyer, respectively, approving this Agreement and the Transactions, to the extent that such has not already been executed.
Section 5.11 Treatment of Certain Existing Indebtedness. If requested by Parent, the Partnership shall provide such reasonable cooperation to Parent and Merger Sub that either may reasonably request in arranging for, at the Closing, the termination of existing indebtedness of the Partnership and its Subsidiaries and the procurement of customary payoff letters in connection therewith. In the event that Parent determines in its reasonable discretion that it is necessary or desirable to obtain amendments to any of the existing indebtedness on or prior to the Closing Date in order to, among other things, permit the consummation of the Transactions, then the Partnership shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to cooperate, and to cause its Representatives to cooperate, with Parent in connection with the arrangement and consummation of any such amendments to such existing indebtedness; provided that, (a) such requested cooperation does not unreasonably interfere with the ongoing operations of the Partnership and its Subsidiaries prior to the Closing Date and (b) each party shall bear 50% of the aggregate costs and expenses paid to any third parties in connection with obtaining any amendments, consents or waivers pursuant to this Section 5.11.
Section 5.12 Financing Cooperation.
(a) From the date hereof until the Closing, the Partnership shall, shall cause its Subsidiaries to, and shall use its reasonable best efforts to cause its and their respective Representatives to provide, on a timely basis, at Parent’s and Merger Sub’s sole cost and expense, all customary cooperation reasonably requested by Parent or Merger Sub or any Financing Source to assist Parent, Merger Sub and their Affiliates in causing the conditions to any bank debt financing or any capital markets debt or equity financing deemed necessary or appropriate by the Parent or Merger Sub including, among other things, for the purposes of financing the payment of the Common Unit Consideration, refinancing any existing indebtedness of the Partnership and its Subsidiaries, and any other amounts required to be paid in connection with the consummation of the Transactions (collectively, the “Financing”) to be satisfied, which requested cooperation may include, without limitation:
(i) providing reasonable cooperation with customary syndication or other marketing efforts, or a customary offering, of Parent and Merger Sub for all or any portion of the Financing, including reasonable access to documents and other information in connection with customary due diligence investigations, and if required by the Financing Sources, causing its management team, with appropriate seniority and expertise, to assist in a reasonable number of meetings, presentations, road shows, marketing materials, due diligence sessions, drafting sessions and sessions with rating agencies and allowing the syndication efforts to benefit from existing banking relationships;
(ii) upon reasonable advance notice and during normal business hours, (A) providing Parent, Merger Sub and/or the Financing Sources with (x) audited combined balance sheets and related statements of income and cash flows of the Partnership and its consolidated subsidiaries for the two most recently completed fiscal years ended at least 90 days prior to the Closing Date and (y) unaudited combined balance sheets and related statements of income and cash flows of the Partnership and its consolidated subsidiaries for each fiscal quarter ended after the most recent audited financial statements delivered pursuant to clause (x) and furnishing to Parent, Merger Sub and/or the Financing Sources, upon their reasonable request therefor, such other information regarding the Partnership, including other financial information reasonably necessary for the preparation of pro forma financial statements and information regarding the Partnership’s current assets, cash management and accounting systems, policies and procedures relating thereto for purposes of establishing collateral arrangements as of the Closing and to assist with other collateral audits and due diligence examinations, and (B) providing reasonable assistance to Parent’s preparation of pro forma financial information and projections required to consummate the Financing;
(iii) no later than March 16, 2021, providing the Partnership’s audited consolidated financial statements, including a balance sheet, statements of operations, stockholders’ equity and cash flows as of and for the fiscal year ended December 31, 2020;
(iv) upon reasonable advance notice and during normal business hours, providing reasonable assistance to Parent and Merger Sub (including by causing its management team, with appropriate seniority and expertise to participate in a reasonable number of meetings, presentations, drafting sessions and sessions with the Financing Sources and rating agencies) in the preparation of rating agency presentations, road show materials, lender information memoranda and other presentations, prospectuses and bank syndication materials, offering documents, private placement memoranda and similar documents required (which may incorporate, by reference, periodic and current reports filed by the Partnership with the SEC) in connection with the marketing of any syndication, or a customary offering, of all or a portion of the Financing;
(v) furnishing Parent and/or Merger Sub at least four (4) Business Days prior to the Closing Date with all documentation and other information required and reasonably requested in writing by the parties acting as lead arrangers for, or lenders under, the Financing at least ten (10) Business Days prior to the Closing under applicable “know your customer” and anti-money laundering rules and regulations and the USA Patriot Act of 2001;
(vi) requesting that the Partnership’s independent accountants participate in accounting due diligence sessions and cooperate with the Financing consistent with their customary practice, including requesting that the Partnership’s independent accountants provide customary comfort letters (including “negative assurance” comfort, if permitted) and consents for use of their reports to the extent required in connection with the marketing and syndication of the Financing or as are customarily required in an offering of debt, equity or equity-linked securities;
(vii) cooperation with Parent and Merger Sub and their respective efforts to obtain customary corporate, facilities and securities ratings;

(viii) providing customary authorization letters to the arrangers in respect of the Financing authorizing the distribution of information to prospective lenders;
(ix) subject to Section 5.12(b), taking all reasonable and customary partnership action, corporate action, limited liability company action or other organizational action, as applicable, subject to the occurrence of the Closing, necessary to permit and/or authorize the consummation of the Financing;
(x) reasonable facilitation (through providing and executing customary agreements, documents or certificates) of the pledge and perfection of liens and security interests in connection with the Financing, as may be reasonably requested by Parent and/or Merger Sub (provided that no obligation under any such document or agreement will take effect until the Closing);
(xi) providing all cooperation that is reasonably necessary to satisfy the conditions precedent to any documents relating to the Financing, but solely to the extent the satisfaction of such conditions requires the cooperation of, or is within the control of the Partnership, its Subsidiaries or its Representatives, including ensuring that any financial information is compliant with applicable SEC rules and requirements, and compliant with customary required terms of a debt commitment letter or similar document and updated as necessary to avoid staleness in accordance with applicable SEC rules and requirements, and free of any material misstatement or omission;
(xii) otherwise providing cooperation that is customary and reasonable in connection with the marketing efforts of Parent, Merger Sub and the Financing Sources; and
(xiii) the use of its trademarks and logos in connection with the Financing; provided, that such trademarks and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Partnership or any of its Affiliates or the reputation or goodwill of the Partnership or any of its Affiliates.
(b) Notwithstanding anything in this Agreement to the contrary:
(i) none of the Partnership, its Affiliates or their respective Representatives (at any time) shall be required to pay any commitment or other similar fee, incur or reimburse any costs or expenses or incur any other liability or obligation of any kind that is effective prior to the occurrence of the Closing or give any indemnities prior to the Closing in connection with the Financing (except reasonable and documented out-of-pocket costs to the extent Parent or Merger Sub promptly reimburses the Partnership therefor);
(ii) none of the Partnership or any of the Affiliates shall be required to (A) execute, enter into, approve or perform any binding agreement or commitment, agree to any change or modification of any existing binding agreement or commitment or incur any other actual or potential liability or obligation in connection with the Financing that is not subject to the occurrence of the Closing or (B) adopt any resolution or otherwise take any corporate or similar action or deliver any certificate, approving or authorizing the Financing that is effective prior to the Closing;
(iii) nothing shall obligate the Partnership or any Affiliate to provide, or cause to be provided, any legal opinion or to provide, or cause to be provided, any information or take, or cause to be taken, any action to the extent doing so could reasonably be expected to (A) result in a conflict with or a violation of applicable Law, the Partnership’s or any Affiliate’s organizational documents or any agreement binding on the Partnership or any of its Affiliates or any confidentiality obligations binding on the Partnership or any of its Affiliates, (B) subject the Partnership to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment (other than documented and reasonable out-of-pocket costs that are reimbursed by Parent or Merger Sub) or incur any other liability of any kind or provide or agree to provide any indemnity, (C) subject any director, manager, officer or employee of the Partnership or any of its Affiliates to any actual personal liability or (D) jeopardize any attorney-client privilege; and
(iv) no action, liability or obligation (including any obligation to pay any commitment or other fees or reimburse any expenses) of the Partnership and its Representatives under any certificate, agreement, arrangement, document or instrument relating to the Financing shall be effective until the Closing.

(c) The Partnership and its Representatives shall not be obligated in connection with performing their obligations under this Section 5.12 to take or refrain from taking any action that would unreasonably interfere with ongoing business or operations of the Partnership or any of its Affiliates. Parent and/or Merger Sub shall promptly, upon request by the Partnership, reimburse the Partnership for all reasonable and documented out-of-pocket costs and expenses incurred by the Partnership or any of the Affiliates in connection with the cooperation of the Partnership, the Affiliates and their respective Representatives contemplated by this Section 5.12 and shall indemnify and hold harmless the Partnership, the Affiliates and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with (1) such cooperation, (2) the Financing, (3) any information used in connection with the Financing (except with respect to written information provided by the Partnership or any of the Affiliates specifically for inclusion in offering materials relating to the Financing) and (4) any action taken by any of them at the request of Parent, Merger Sub or the Financing Sources pursuant to this Section 5.12, except to the extent such losses, damages, claims, costs or expenses arose from the gross negligence, bad faith, material breach or willful misconduct of the Partnership, its Affiliates or their Representatives. Notwithstanding anything in this Agreement to the contrary, the condition set forth in Section 6.02(b), as it applies to obligations of the Partnership under this Section 5.12, shall be deemed satisfied if (1) any breach by the Partnership of its obligations under this Section 5.12 did not cause the failure of the Financing to be obtained or (2) Parent and/or Merger Sub do not have the right to terminate this Agreement pursuant to Section 7.01 as a result of any breaches of this Section 5.12 by the Partnership. The obligations of Parent and Merger Sub under this Section 5.12(c) shall survive the termination of this Agreement.
(d) Each of Parent and Merger Sub acknowledges and agrees that the Partnership, its Affiliates and their respective Representatives have no responsibility for any financing that Parent or Merger Sub may raise in connection with the Transactions. Any offering materials and other documents prepared by or on behalf of or utilized by Parent, Merger Sub or their Affiliates, or any Person providing the Financing to Parent or Merger Sub, in connection with Merger Sub’s financing activities in connection with the Transactions, which include any information provided by the Partnership or any of its Affiliates or Representatives, including any offering memorandum, banker’s book, prospectus or similar document used, or any other written offering materials used, in connection with any Financing, shall include a conspicuous disclaimer to the effect that neither the Partnership, nor any of its Affiliates or Representatives nor any employees thereof has any responsibility for the content of such document and disclaim all responsibility therefor and shall further include a disclaimer with respect to the Partnership and its Affiliates and Representatives in any oral disclosure with respect to such Financing.
(e) All non-public or other confidential information obtained by Parent or Merger Sub, its Representatives or any Person in connection with the Financing and pursuant to this Section 5.12 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent and Merger Sub shall be permitted to disclose such information to any Person providing the Financing, rating agencies and prospective lenders and investors during syndication or other marketing efforts relating to the Financing, subject to the rating agencies and prospective lenders and investors entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities), and to potential investors in a customary offering memorandum and related materials used in connection with an offering of debt or equity securities used to finance the consummation of the Transactions.
(f) Through the earlier of the Closing and the date on which this Agreement is terminated in accordance with Article VII, if reasonably requested by Parent, the Partnership shall provide commercially reasonable cooperation to Parent and Merger Sub in taking such actions as are necessary, proper or advisable under any existing indebtedness listed on Section 5.12(f) of the Partnership Disclosure Schedule (collectively, “Existing Debt Documents”) in respect of the Transactions, including delivering or causing a Subsidiary to deliver any such notices, agreements, amendments, releases, consents documents or instruments necessary, proper or advisable to comply with the terms thereof, including the delivery of any officer certificates and opinions of counsel required to be delivered thereunder in connection with the Transactions or as otherwise reasonably requested as it relates to the ongoing operations and business of the Partnership or the Parent and their respective Subsidiaries. If and to the extent reasonably requested by Parent in writing, the Partnership shall provide commercially reasonable cooperation to Parent and Merger

Sub either (A) in arranging for the termination of Existing Debt Documents (and the related repayment or redemption thereof, including the making of a tender offer, with respect to outstanding letters of credit, the cash collateralization thereof or the providing of “backstop” letters of credit with respect thereto) at the Closing (or such other date thereafter as agreed to by Parent and the Partnership), which repayment, redemption, cash collateralization or providing of “backstop” letters of credit shall be the sole responsibility of Parent, and the procurement of customary payoff letters and other customary release documentation in connection therewith or (B) obtaining any consents required under any Existing Debt Documents to permit early redemption, prepayment or the consummation of the Transactions thereunder and obtaining any amendments to or other consents under the Existing Debt Documents as may be reasonably requested by Parent, and in each case, if reasonably requested by Parent, the Partnership shall, and shall cause its Subsidiaries to, execute and deliver such customary notices, agreements, consent documents or instruments necessary in connection therewith. All such actions shall be at the expense of the Parent, conditioned on the consummation of the Transactions, and the Partnership shall have the opportunity to comment on any such discussions.
Section 5.13 Post-Closing Arrangement Agreements;. At or prior to the Closing, the relevant parties shall execute and deliver the post-closing arrangement agreements, substantially in the forms attached to Exhibit C hereto (collectively, the “Post-Closing Arrangement Agreements”).
Section 5.14 Affiliate Agreements. All agreements set forth on Section 5.14 of the Partnership Disclosure Schedule shall be terminated at or prior to the Closing without further liability to Parent, Merger Sub or any of Parent’s Subsidiaries.
Section 5.15 Distributions. Until the Effective Time or the earlier termination of this Agreement, the Partnership shall, upon resolution of the Partnership Board in accordance with the relevant provisions of the Partnership Agreement, and subject to compliance with applicable Law, declare and pay, (a) quarterly Series A Distributions and (b) a quarterly distribution on the Common Units with respect to the calendar quarter ended December 31, 2020, for which the record and payment dates shall fall in the calendar quarter ended March 31, 2021, in a manner consistent with past practice, including with respect to timing; provided, that the amount of such quarterly distribution shall not exceed $0.02 per Common Unit.
Section 5.16 Standstill. Parent agrees that until the earlier of (i) the Closing or termination of this Agreement or (ii) 180 days after the date of this Agreement, neither it nor any of its controlled Affiliates shall acquire (or propose or agree to acquire) of record or beneficially, by purchase or otherwise, the right to vote any Common Units; provided that nothing herein shall limit or restrict Parent from entering into and/or exercising its rights under the Support Agreement.
Section 5.17 Pre-Closing Reorganization.
(a) The Partnership and the General Partner agree that, upon reasonable request of Parent and upon reasonable prior notice from Parent, the Partnership and the General Partner shall use commercially reasonable efforts to:
(i) file or consent to any Tax elections or perform such other reorganization transactions with respect to any Subsidiary of the Partnership as Parent may reasonably request in writing (each, a “Pre-Closing Reorganization”);
(ii) cooperate with Parent and its advisors to determine the nature of the Pre-Closing Reorganizations, if any, that might be undertaken and the manner in which they would most effectively be undertaken, including providing any necessary information in connection therewith;
(iii) cooperate with Parent and its advisors to seek to obtain consents or waivers, if any, which are required from any third party to give effect to the Pre-Closing Reorganizations; and
(iv) prepare, or cooperate with Parent to prepare, prior to the Effective Time (or, with respect to any Pre-Closing Reorganization intended to be consummated after the Closing, as soon as reasonably practicable after the Closing), all documentation reasonably necessary and do such other acts and things as are reasonably necessary to give effect to such Pre-Closing Reorganization;
provided, however, that neither the Partnership nor the General Partner shall be required to take or cooperate with any action requested by Parent pursuant to this Section 5.17 if (i) the Partnership or the General Partner

determines, in its reasonable discretion, that such action (A) would reasonably be expected to be disadvantageous to a Common Unitholder (or a direct or indirect owner of such Common Unitholder) or holder of Partnership Preferred Units or (B) would reasonably be expected to impede, hinder, or delay the Closing or the satisfaction of any condition to Closing set forth in Article VI or (ii) such action would be effective prior to the Effective Time and the Partnership or the General Partner determines, in its reasonable discretion, that, taking into account Section 5.17(b), such action nonetheless is reasonably expected to be disadvantageous to the Partnership, the General Partner, or their respective Affiliates in the event that Closing does not occur.
(b) Without limiting the generality of the foregoing, Parent agrees that it will be responsible for all reasonable costs and expenses incurred by the Partnership, its Affiliates (which, for purposes of this Section 5.17, shall at all times include Golar LNG Limited), and the General Partner associated with any Pre-Closing Reorganization, including professional fees and expenses and Taxes, and shall indemnify and save harmless the Partnership, its Affiliates, and the General Partner and their respective Representatives from and against any and all losses, damages, claims, Taxes, costs or expenses suffered or incurred by any of them in connection with or as a result of any such Pre-Closing Reorganization, except to the extent such losses, damages, claims, Taxes, costs or expenses arose from the bad faith or willful misconduct of the Partnership or its Representatives. Parent hereby agrees that any actions taken at the request of Parent pursuant to this Section 5.17 shall not constitute a breach of, or non-compliance with, a representation, warranty or covenant in this Agreement by the Partnership, its Affiliates, or the General Partner.
ARTICLE VI

CONDITIONS PRECEDENT
Section 6.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the Partnership, the General Partner, Parent and Merger Sub to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Closing of the following conditions:
(a) Partnership Unitholder Approval. Partnership Unitholder Approval shall have been obtained in accordance with applicable Law and the Partnership Charter and Partnership Agreement.
(b) Required Regulatory Approvals. The authorizations, consents, orders or approvals of, or declarations or filings with, and the expirations or terminations of waiting periods required from, any Governmental Authorities set forth in Section 6.01(b) of the Partnership Disclosure Schedule shall have been filed, have occurred or been obtained (all such permits, approvals, filings and consents and the expiration or termination of all such waiting periods being referred to as the “Required Regulatory Approvals”), and all such Required Regulatory Approvals shall be in full force and effect.
(c) No Injunctions or Restraints. No injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority shall be in effect enjoining, restraining or otherwise prohibiting consummation of the Merger.
Section 6.02 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Closing of the following conditions:
(a) Representations and Warranties. The representations and warranties of the Partnership and the General Partner (i) set forth in Section 3.06(b) shall be true and correct as of the date of this Agreement and as of the Closing Date with the same effect as though made as the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) set forth in Section 3.03(d)(B)(x) shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth herein) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), (iii) set forth in Section 3.02, Section 3.03(d)(A)(1), Section 3.06(a), Section 3.13 and Section 3.24 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iv) set forth in this Agreement, other than those sections specifically identified in clause (i), (ii) or (iii) of this Section 6.02(a), shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iv), where the failure to be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(b) Performance of Obligations of the Partnership. The Partnership and the General Partner shall have performed or complied in all material respects with their respective obligations required to be performed or complied with by them under this Agreement at or prior to the Effective Time.
(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have been any effect, change, circumstance, development event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(d) Officer’s Certificate. Parent shall have received at the Closing a certificate signed on behalf of the Partnership by a senior executive officer of the Partnership to the effect that the conditions set forth in Section 6.02(a) through Section 6.02(c) have been satisfied.
(e) No Burdensome Condition. The Required Regulatory Approvals shall have been filed or obtained or shall have occurred, as applicable, in each case, without the imposition of a Burdensome Condition.
(f) Post-Closing Arrangement Agreements. The relevant parties shall have executed and delivered the Post Closing Arrangement Agreements.
(g) Resignations. Parent and Merger Sub shall have received the written resignation of each member of the Partnership Board, effective as of the Effective Time.
(h) Material Third-Party Consents. The Partnership shall have received and delivered to Parent the third-party consents and approvals listed on Section 5.05(d) of the Partnership Disclosure Schedule, and all such consents and approvals shall remain in full force and effect.
(i) Transfer Agreement. All conditions to GP Buyer’s obligation to close the GP Transfer under Section 5.1 of the Transfer Agreement shall have been satisfied or waived.
Section 6.03 Conditions to Obligations of the Partnership. The obligations of the Partnership to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Closing of the following conditions:
(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub (i) set forth in Section 4.02 and Section 4.06 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) set forth in this Agreement, other than those sections specifically identified in clause (i) of this Section 6.03(a), shall be true and correct (disregarding all qualifications or limitations as to “materiality” and “Parent Material Adverse Effect”) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (ii), where the failure to be so true and correct (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.
(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with their respective obligations required to be performed or complied with by them under this Agreement at or prior to the Effective Time.
(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any effect, change, circumstance, development event or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(d) Officer’s Certificate. The Partnership has received at the Closing a certificate signed on behalf of the Parent by a senior executive officer of the Parent to the effect that the conditions set forth in Section 6.03(a) through Section 6.03(c), have been satisfied.

(e) Post-Closing Arrangement Agreements. The relevant parties shall have executed and delivered the Post-Closing Arrangement Agreements.
(f) Transfer Agreement. All conditions to GP Parent’s obligation to close the GP Transfer under Section 5.2 of the Transfer Agreement shall have been satisfied or waived.
Section 6.04 Frustration of Closing Conditions. The Partnership may not rely on the failure of any condition set forth in Section 6.01 or Section 6.03 to be satisfied if such failure was primarily caused by the failure of the Partnership to perform in all material respects any of its obligations under this Agreement, including to use its reasonable best efforts to consummate the Transactions as required by and subject to the terms and conditions of this Agreement. Neither Parent nor Merger Sub may rely on the failure of any condition set forth in Section 6.01 or Section 6.02 to be satisfied if such failure was primarily caused by the failure of Parent or Merger Sub to perform in all material respects any of its obligations under this Agreement, including to use its reasonable best efforts to consummate the Transactions as required by and subject to the terms and conditions of this Agreement.
ARTICLE VII

TERMINATION
Section 7.01 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time (except as otherwise expressly noted):
(a) by the mutual written consent of the Partnership and Parent (which, in the case of the Partnership, must be approved by the Conflicts Committee);
(b) by either of the Partnership or Parent:
(i) if the Merger shall not have been consummated on or before July 13, 2021, the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party if the breach in any material respect by such party of its representations and warranties set forth in this Agreement or the failure in any material respect of such party to perform any of its obligations under this Agreement, including to use its reasonable best efforts to consummate the Transactions as required by and subject to the terms and conditions of this Agreement, has been a primary cause of or resulted in the failure of the Merger to be consummated on or before such date;
(ii) a court of competent jurisdiction or other Governmental Authority shall have issued a final and nonappealable order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting any of the Transactions; provided, however, the right to terminate this Agreement under this Section 7.01(b)(ii) shall not be available to any party whose failure to perform any of its obligations pursuant to Section 5.05 resulted in the entry of the order or the taking of such other action;
(iii) if the Partnership Unitholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Partnership Unitholder Approval shall not have been obtained;
(iv) at any time prior to the receipt of the Partnership Unitholder Approval, if the Partnership willfully and materially breaches Section 5.04; or
(c) by Parent:
(i) if the Partnership or the General Partner shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02 and (B) is incapable of being cured prior to the Termination Date, or if capable of being cured, has not been cured by the Partnership or the General Partner within 30 days after the Partnership’s receipt of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.01(c)(i) and the basis for such termination (or in any event has not been cured by the Termination Date); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if Parent or Merger Sub is then in material breach of any of its material representations, warranties, covenants or agreements hereunder; or

(ii) prior to but not after Partnership Unitholder Approval is obtained, if the Partnership Board (acting on the recommendation of the Conflicts Committee) shall have made an Adverse Recommendation Change; or
(d) by the Partnership if Parent or Merger Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (B) is incapable of being cured prior to the Termination Date, or if capable of being cured, has not been cured by Parent or Merger Sub within 30 days after Parent’s receipt of written notice of such breach or failure to perform from the Partnership stating the Partnership’s intention to terminate this Agreement pursuant to this Section 7.01(d) and the basis for such termination (or in any event has not been cured by the Termination Date); provided that the Partnership shall not have the right to terminate this Agreement pursuant to this Section 7.01(d) if the Partnership is then in material breach of any of its material representations, warranties, covenants or agreements hereunder.
Section 7.02 Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.01, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Section 5.12(c), the indemnification and reimbursement obligations of Parent in Section 5.17, this Section 7.02, Section 7.03, Article VIII and the Confidentiality Agreement, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub, the Partnership, the General Partner or their respective directors, officers and Affiliates, except (a) the Partnership and/or the General Partner may have liability as provided in Section 7.03 (subject to the limitations on liability set forth therein), (b) nothing shall relieve any party from any liability or damages to another party for failure to consummate the Transactions when required pursuant to this Agreement; and (c) in the event of a party’s Willful Breach of this Agreement, the non-breaching party shall be entitled to pursue any and all legally available remedies, including equitable relief, and to seek recovery of all losses, liabilities, damages, costs and expenses of every kind and nature (including reasonable attorneys’ fees).
Section 7.03 Termination Fee.
(a) The Partnership shall pay to Parent the Termination Fee (less any Parent Expenses previously reimbursed to Parent pursuant to Section 7.03(b)) as promptly as possible (but in any event within 3 Business Days) in the event that:
(i) this Agreement is terminated by Parent or the Partnership pursuant to Section 7.01(b)(i) or Section 7.01(b)(iii), or by Parent pursuant to Section 7.01(c)(i); provided that (A) a Takeover Proposal shall have been made to the Partnership Board or publicly made, proposed or communicated by a third party after the date of this Agreement and not withdrawn prior to the time this Agreement is terminated and (B) within 12 months of the date this Agreement is terminated, the Partnership consummates or enters into a definitive agreement to consummate any Takeover Proposal or consummates any Takeover Proposal; provided, further, that solely for purposes of this Section 7.03(a)(i), all references to 15% in the definition of “Takeover Proposal” shall be deemed to be references to 50%; or
(ii) this Agreement is terminated by Parent pursuant to Section 7.01(b)(iv) or Section 7.01(c)(ii) or by the Partnership or Parent pursuant to Section 7.01(b)(i) or Section 7.01(b)(iii) if Parent could have terminated this Agreement pursuant to Section 7.01(b)(iv) or Section 7.01(c)(ii).
(b) If this Agreement is validly terminated pursuant to Section 7.01(b)(iii), then the Partnership shall pay or cause to be paid the Parent Expenses to Parent or its designee by wire transfer of same-day funds to an account designated by Parent for such payment within two Business Days after such termination.
(c) As used in this Agreement, “Termination Fee” shall mean a cash amount equal to $9,424,849.
(d) As used in this Agreement, “Parent Expenses” shall mean a cash amount equal to the documented out-of-pocket expenses (including all reasonable fees and expenses of legal counsel, accountants, investment bankers, experts or consultants) incurred by Parent, Merger Sub and their respective Affiliates in connection with this Agreement and the Transactions up to a maximum amount of $2,513,293.

(e) Each of the parties hereto acknowledges and agrees: (A) the agreements contained in this Section 7.03 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement and (B) that the Termination Fee and the Parent Expenses, as applicable, are not intended to be a penalty, but rather is liquidated damages in and a reasonable amount that will compensate a party hereto in the circumstances in which such payment is due and payable and which do not involve fraud or a Willful Breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. If the Partnership fails to pay in a timely manner any amount due pursuant to this Section 7.03, then (1) the Partnership shall reimburse Parent for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related actions commenced and (2) the Partnership shall pay to the Parent interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%.
ARTICLE VIII

MISCELLANEOUS
Section 8.01 No Survival of Representations and Warranties. This Article VIII and the agreements of the Partnership, Parent and Merger Sub contained in Article II, Section 5.09, Section 5.12(c) and the indemnification and reimbursement provisions Section 5.17 shall survive the Effective Time. No other representations, warranties, covenants or agreements in this Agreement shall survive the Effective Time; provided, however, no such termination shall relieve any party from liability for any Willful Breach by such party of any provision of this Agreement or actual fraud by such party (which shall not include constructive fraud or similar claims).
Section 8.02 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto; provided, however, that (a) any amendment or supplement to this Agreement shall require the approval of the Conflicts Committee and (b) after receipt of the Partnership Unitholder Approval no amendment shall be made which by Law would require the further approval of the Common Unitholders without first obtaining such further approval; provided, further, that no amendment to this Agreement shall be made that would adversely affect the rights of the Financing Sources as set forth in this Section 8.02 or Section 8.06, Section 8.07, Section 8.09 or Section 8.16.
Section 8.03 Extension of Time, Waiver, Etc.At any time prior to the Effective Time, Parent and (with the approval of the Conflicts Committee) the Partnership may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) subject to the requirements of applicable Law, waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing). Notwithstanding the foregoing, no failure or delay by the Partnership, the General Partner, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
Section 8.04 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding 2 sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.04 shall be null and void.
Section 8.05 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

Section 8.06 Entire Agreement; No Third-Party Beneficiaries. This Agreement, together with the exhibits and schedules attached hereto, the Partnership Disclosure Schedule, the Parent Disclosure Schedule and the Confidentiality Agreement, (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties hereto and their Affiliates, or any of them, with respect to the subject matter hereof and thereof and (b) other than the Indemnitees as set forth in Section 5.09, are not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder, except for, if the Effective Time occurs, the right of the Common Unitholders to receive the Common Unit Consideration payable in accordance with Article II of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.03 without notice or liability to any other Person. Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding the foregoing, the Financing Sources shall be third-party beneficiaries with respect to this Section 8.06 and Section 8.02, Section 8.07, Section 8.09 and Section 8.16.
Section 8.07 Governing Law; Jurisdiction.
(a) This Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed entirely in that state, regardless of the Laws that might otherwise govern under any applicable conflict of laws principles, except that to the extent any claims or provisions of this Agreement relate to statutory duties, obligations and/or statutory provisions of, or arise under, the Laws of the Marshall Islands (including those applicable to the Merger), such claims and provisions shall be governed by and in accordance with the Laws of the Marshall Islands.
(b) All actions and Proceedings arising out of or relating to the interpretation and enforcement of the provisions of this Agreement and in respect of the transactions contemplated by this Agreement (except to the extent any such Proceeding mandatorily must be brought in the Marshall Islands) shall be heard and determined in the courts of the State of Delaware or the federal courts of the United States of America located in the State of Delaware (together, the “Chosen Courts”) and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such action or Proceeding and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such action or Proceeding. The consents to jurisdiction and venue set forth in this Section 8.07(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any action or Proceeding arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 8.11 of this Agreement, in each case to the fullest extent permitted by applicable Law. The parties hereto agree that a final judgment in any such action or Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.
(c) Notwithstanding the foregoing in clauses (a) and (b) above, each of the parties agree that it will not bring or support any suit, action or proceeding of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any of the Financing Sources in any way relating to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Financing or the performance of the transactions related thereto, in any forum other than any New York State or, to the fullest extent permitted under applicable law, federal court sitting in the Borough of Manhattan in The City of New York (and appellate courts thereof), and makes the agreements, waivers and consents set forth in clauses (a) and (b) mutatis mutandis but with respect to the courts specified in this clause (c).
Section 8.08 Specific Enforcement. The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement, subject to the terms and conditions of this Agreement. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including, for the avoidance of doubt, the right of the Partnership or Parent to cause the Merger to be consummated on the terms and subject to the conditions set forth in this Agreement) in the Chosen Courts, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the Transactions and without that right, neither the Partnership nor Parent would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.08 shall not be required to provide any bond or other security in connection with any such order or injunction.
Section 8.09 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING WITH RESPECT TO ANY PROCEEDING OR COUNTERCLAIM THAT INVOLVES THE FINANCING SOURCES. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS Section 8.09.
Section 8.10 Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement shall be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity. The exercise by a party to this Agreement of any one remedy shall not preclude the exercise by it of any other remedy.
Section 8.11 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed by email), emailed (which is confirmed by facsimile) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:
If to Parent, GP Buyer or Merger Sub, to it at:

New Fortress Energy Inc.
111 W. 19th Street, 8th Floor
New York, New York 10011

Attn:	Cameron D. MacDougall
Email:	cmacdougall@fortress.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001

Attention:	Joseph A. Coco
Facsimile:	212-735-2000
Email:	joseph.coco@skadden.com

Attention:	Thomas W. Greenberg
Facsimile:	212-735-2000
Email:	thomas.greenberg@skadden.com

Skadden, Arps, Slate, Meagher & Flom LLP
1000 Louisiana St, Suite 6800
Houston, TX 77002

Attention:	Eric C. Otness
Facsimile:	713-483-9135
Email:	eric.otness@skadden.com

If to the Partnership, to:

Golar LNG Partners LP
6th Floor, The Zig Zag
70 Victoria Street
London SW1E 65Q
United Kingdom

Attention:	Karl Staubo
Email:	karl.staubo@golar.com

with copies (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP
1111 Louisiana Street, 44th Floor
Houston, Texas 77002-5200

Attention:	John Goodgame, Lisa Hearn
Facsimile:	713-236-0822
Email:	jgoodgame@akingump.com; lhearn@akingump.com

If to the General Partner, to:

Golar GP LLC
2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton HM 11, Bermuda

Attention:	Karl Staubo
Facsimile:	+44 (0)207 063 7901
Email:	karl.staubo@golar.com
GMLLegal@golar.com

with copies (which shall not constitute notice) to:

Baker Botts L.L.P.
30 Rockefeller Plaza
New York, New York 10112

Attention:	Michael Swidler
Facsimile:	212-259-2511
Email:	michael.swidler@bakerbotts.com

Baker Botts L.L.P.
700 K Street, N.W.
Washington, DC 20001

Attention:	Catherine Gallagher
Email:	Catherine.gallagher@bakerbotts.com

or such other address, email address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.
Section 8.12 Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate to attempt to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.
Section 8.13 Definitions.
(a) As used in this Agreement, the following terms have the meanings ascribed thereto below:
“Acceptable Confidentiality Agreement” means any confidentiality agreement entered into by the Partnership from and after the date of this Agreement that contains provisions that are not materially less favorable in the aggregate to the Partnership than those contained in the Confidentiality Agreement.
“Action” means legal actions, causes of action, claims, demands, controversies, disputes, arbitrations, hearings, charges, complaints, investigations, examinations, indictments, litigations, suits or other civil, criminal, administrative or investigative proceedings.
“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, all applicable non-U.S. antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
“Burdensome Condition” means, unless specifically waived in writing by Parent at its discretion, anything that shall require Parent or any Parent Subsidiary or permit the Partnership or any Partnership Subsidiary to undertake any efforts or to take any action (including accepting or agreeing to any terms, conditions, liabilities, obligations, commitments or sanctions relating to the operation of the business of Parent or any of its Subsidiaries, the Partnership or any of its Subsidiaries or otherwise or proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of assets or businesses of Parent or the Partnership or their respective Subsidiaries) if the taking of such efforts or action, individually or in the aggregate, would reasonably be expected to result in a material adverse effect on (i) the Partnership and its Subsidiaries, taken as a whole, (ii) Parent, or (iii) Parent, after giving effect to the Transaction (taking into account the expected benefits of the Transaction to Parent); provided that, in the case of clauses (ii) and (iii), the materiality of any adverse effect shall be measured against the size of the assets and business of the Partnership and its Subsidiaries, taken as a whole.
“Business Day” means a day except a Saturday, a Sunday or other day on which the banks in the City of New York are authorized or required by Law to be closed.
“Code” means the Internal Revenue Code of 1986, as amended.
“Common Unit” has the meaning set forth in the Partnership Agreement.
“Common Unitholders” means the holders of Common Units.
“Covered Proposal” means a Takeover Proposal, substituting “75%” for each occurrence of “15%” in the definition of “Takeover Proposal”.

“COVID-19” means the COVID-19 pandemic, including any evolutions or mutations of the COVID-19 disease, and any further epidemics or pandemics arising therefrom.
“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive or guidelines promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19.
“Encumbrance” means any mortgage, deed of trust, lease, license, condition, covenant, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sales or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect, third-party right or encumbrance of any kind or nature.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any Person under common control with the Partnership within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code and the regulations thereunder.
“Exchange Act” means Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Financing Sources” means the Persons that have committed to provide or have otherwise entered into agreements including any engagement letters or commitment letters, in each case, in connection with any debt or equity financing in connection with the transactions contemplated hereby, and any joinder agreements, indentures or credit agreements entered into pursuant thereto, including the lenders and investors thereunder, together with their Affiliates, officers, directors, employees, agents and representatives involved in such financing and their successors and assigns; it being understood that Parent, GP Buyer and Merger Sub shall not be Financing Sources for any purposes hereunder.
“GAAP” means generally accepted accounting principles in the United States, consistently applied.
“Governmental Authority” means any government, court, regulatory or administrative agency, arbitral body or self-regulated entity, tribunal, commission or authority or other legislative, executive or judicial Governmental Authority, whether federal, national, provincial, state, local, foreign or multinational.
“GP Unit” means a “General Partner Unit” as such term is defined in the Partnership Agreement.
“Hazardous Materials” means (a) petroleum, petroleum products and by-products, asbestos and asbestos-containing materials, urea formaldehyde foam insulation, electronic, medical or infectious wastes, polychlorinated biphenyls, radon gas, mold, greenhouse gasses, radioactive substances, per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X, and PFBs), and chlorofluorocarbons and all other ozone-depleting substances and (b) any other chemical, material, substance or waste that is regulated by or for which liability or standards of conduct may be imposed pursuant to Environmental Laws.
“Incentive Distribution Right” has the meaning set forth in the Partnership Agreement.
“Indebtedness” of any Person means: (a) indebtedness created, issued or incurred by such Person for borrowed money (whether by loan or the issuance and sale of debt securities or the sale of property of such Person to another Person subject to an understanding or agreement, contingent or otherwise, to repurchase such property) or payment obligations issued or incurred by such Person in substitution or exchange for payment obligations for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; (e) arising out of swaps, options, forward sales contracts, derivatives and other hedging, cap, collar or futures Contracts, financial instruments or arrangements; and (f) indebtedness of others (other than any wholly owned Subsidiary of such Person) as described in clauses (a) through (f) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the Ordinary Course consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the Ordinary Course.

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction, whether registered or unregistered, including such rights in and to: any patent (including all reissues, divisions, continuations, continuations-in-part and extensions thereof), patent application and patent right; any trademark, service mark, trade name, business name and brand name, including any and all goodwill associated therewith; any copyright and database rights; any internet domain name; and any trade secret, know-how and other information of a proprietary nature.
“Knowledge” means, (i) with respect to the Partnership, the actual knowledge of the individuals listed on Section 8.13 of the Partnership Disclosure Schedule, after due inquiry of their direct reports, and (ii) with respect to Parent or Merger Sub, the actual knowledge of the individuals listed on Section 8.13 of the Parent Disclosure Schedule, after due inquiry of their direct reports.
“Liens” means any pledges, liens, claims, options, charges, mortgages, Encumbrances or security interests of any kind or nature.
“Limited Partner” has the meaning set forth in the Partnership Agreement.
“Marshall Islands LLC Act” means the Marshall Islands Limited Liability Company Act of 1996, as amended.
“Marshall Islands LP Act” means the Marshall Islands Limited Partnership Act, as amended.
“Material Adverse Effect” means, with respect to the Partnership and its Subsidiaries, (a) a material adverse effect on the ability of the Partnership or its Subsidiaries to perform or comply with any material obligation under this Agreement or to consummate the transactions contemplated hereby in accordance with the terms hereof, or (b) any change, effect, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Partnership and its Subsidiaries, taken as a whole; provided, however, that, in the case of clause (b) any changes, effects, events or occurrences to the extent resulting from or due to any of the following shall be disregarded in determining whether there has been a Material Adverse Effect: (i) changes, effects, events or occurrences generally affecting the United States or global economy, the financial, credit, debt, securities or other capital markets or political, legislative or regulatory conditions or changes in the industries in which the Partnership or its Subsidiaries operates; (ii) the announcement, pendency or consummation of this Agreement or the transactions contemplated hereby or the performance of this Agreement (including the impact thereof on relationships with customers or employees); provided that this clause shall not apply to the representations and warranties set forth in Section 3.03; (iii) any change in the market price or trading volume of Common Units (it being understood and agreed that the foregoing shall not preclude any other Party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect); (iv) acts of war or terrorism (or the escalation of the foregoing), epidemics or pandemics (including COVID-19 and any COVID-19 Measures) or natural disasters or other force majeure events; (v) changes in any applicable Laws or regulations applicable to the Partnership or its Subsidiaries, GAAP or applicable accounting regulations or principles or the interpretation thereof; (vi) any Proceedings commenced by or involving any current or former member, partner or stockholder of the Partnership or its Subsidiaries (on their own or on behalf of such Person) arising out of or related to this Agreement or the transactions contemplated hereby; (vii) changes, effects, events or occurrences generally affecting the prices of oil, gas, natural gas, natural gas liquids or other commodities; (viii) any action taken by the Partnership or its Subsidiaries that is expressly required by the covenants set forth herein (other than Section 5.01) or at Parent’s express written request or with Parent’s written consent, or the failure to take any action by the Partnership or its Subsidiaries if that action is prohibited by this Agreement and the Parent did not consent to such action; and (ix) any action taken by Parent or any of its Affiliates (including termination by Parent or any of its Affiliates of any contract between such Person and the Partnership or any of its Subsidiaries); provided, however, that changes, effects, events or occurrences referred to in clauses (i), (iv), (v) and (vii) above shall be considered for purposes of determining whether there has been or would reasonably be expected to be a Material Adverse Effect if and to the extent such changes, effects, events or occurrences has had or would reasonably be expected to have a disproportionate adverse effect on the Partnership and its Subsidiaries, as compared to other companies operating in the industries in which the

Partnership and its Subsidiaries operate, in which case only the incremental disproportionate adverse effect of such changes, effects, events or occurrences shall be taken into account for the purpose of determining whether there has been or would reasonably be expected to be a Material Adverse Effect.
“Nasdaq” means the Nasdaq Global Select Market.
“Ordinary Course” means, with respect to any Person, the conduct by a Person of the relevant business in the ordinary course.
“Parent Bylaws” means the Bylaws of Parent, as amended to the date of this Agreement.
“Parent Charter” means the Certificate of Incorporation of Parent, as from time to time amended.
“Parent Material Adverse Effect” means, with respect to Parent and its Subsidiaries, a material adverse effect on the ability of Parent or its Subsidiaries to perform or comply with any material obligation under this Agreement or to consummate the transactions contemplated hereby and by the Transfer Agreement in accordance with the terms hereof and thereof.
“Parent Organizational Documents” means the Parent Charter and the Parent Bylaws.
“Partnership Agreement” means the Partnership’s Third Amended and Restated Agreement of Limited Partnership, as amended to the date of this Agreement.
“Partnership Board Recommendation” means the recommendation by the Partnership Board of the adoption and approval of this Agreement and the Transactions to the Common Unitholders.
“Partnership Charter” means the Partnership’s Certificate of Limited Partnership, as amended to the date of this Agreement.
“Partnership Interest” means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants, restricted units and appreciation rights relating to an equity interest in the Partnership), including common units, preferred units, general partner units and Incentive Distribution Rights.
“Partnership Intervening Event” means any event, development or occurrence that is material to the Partnership and its Subsidiaries, taken as a whole, that was not known or reasonably foreseeable to the Partnership Board on the date of this Agreement (or if known, the consequences of which were not known or reasonably foreseeable to the Partnership Board as of the date of this Agreement), which event or circumstance, or any consequence thereof, becomes known to the Partnership Board after the date hereof and prior to the Partnership Unitholder Approval; provided, however, that in no event shall any of the following effects, changes, events, facts, conditions, developments or occurrences be taken into account in determining whether an Intervening Event has occurred: (A) the receipt, existence or terms of a Takeover Proposal or any matter relating thereto or direct or indirect consequence thereof; (B) any effect, change, event, fact, condition, development or occurrence generally affecting (1) the petroleum industry generally or the marine-based LNG midstream or downstream industries (including the related terminaling, storage, processing and marketing industries), including regulatory conditions (or changes therein) of any other industry in which the Partnership and its Subsidiaries operate, or (2) the economy, credit, financial, capital or commodities markets in the countries in which the Partnership or its Subsidiaries operate, or elsewhere in the world, including changes in interest or currency exchange rates; or (C) the fact that, in and of itself, the Partnership or any of its Subsidiaries exceeds any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period ending after the date of this Agreement, or changes or prospective changes in the market price or trading volume of the Common Units on the Nasdaq (it being understood that the underlying facts giving rise or contributing to such events may be taken into account in determining whether there has been an Intervening Event if such facts are not otherwise excluded under this definition)
“Partnership Organizational Documents” means the Partnership Charter and the Partnership Agreement and the partnership agreement and charter (or similar organizational documents) of each Subsidiary of the Partnership.
“Partnership Phantom Unit” means an award of notional Common Units granted under a Partnership Plan that is payable in Common Units or the value of which is determined by reference to the value of Common Units.

“Partnership Plan” means each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and each other material employment or employee benefit plan, program, practice, policy, arrangement or agreement, including any compensation, equity or equity-based compensation, bonus, incentive compensation, management incentive scheme, employment, change in control, retention, retirement, pension, post-employment benefits, supplemental retirement, deferred compensation, profit-sharing, unemployment, severance, termination pay, health or medical benefits, employee assistance program, welfare, hospitalization, life, accidental death and dismemberment, long-term disability or short-term disability, sick-leave, fringe benefit or other similar compensation or employee benefit plan, program, practice, policy, arrangement or agreement, in each case, whether written or unwritten and whether or not subject to ERISA, for any current or former employee, director, officer or individual service provider of the Partnership or any of its Subsidiaries, which is maintained, administered, sponsored, participated in, contributed to or required to be contributed to by the Partnership or any of its Subsidiaries, or with respect to which the Partnership or any of its Subsidiaries could reasonably be expected to have any liability; provided that, in no event shall a Partnership Plan include any plan, program, arrangement or practice that is implemented, administered or operated by a Governmental Authority.
“Partnership Preferred Unit” means a Series A Preferred Unit, as defined in the Partnership Agreement.
“Partnership Unitholder Approval” means approval of holders of a Unit Majority.
“Permitted Encumbrances” means with respect to any Person, (a) easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the Ordinary Course and which, individually or in the aggregate, do not and would not reasonably be expected to materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location; (b) zoning, entitlement, building and other land-use regulations imposed by Governmental Authorities having jurisdiction over such real property, (c) statutory Encumbrances for current Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate Proceedings and are adequately reserved for in accordance with GAAP; (d) mechanics’, carriers’, workers’, repairers’ and similar statutory Encumbrances arising or incurred in the Ordinary Course for amounts which are not delinquent or which are being contested by appropriate Proceedings; (e) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such Person’s owned or leased real property, which are not violated by the current or anticipated use and operation of such real property; (f) any right of way or easement related to public roads and highways; (g) Encumbrances arising under workers’ compensation, unemployment insurance, social security, retirement and similar legislation; (h) Encumbrances arising from the terms of the leases and other instruments creating such title or interest that do not materially affect the value or materially impair the use or operation of such property; (i) maritime and other Encumbrances arising by operation of law or otherwise in the Ordinary Course that do not impair value or materially impair the operation of the business of the Partnership; (j) Encumbrances arising under the $800 million Senior Secured Facilities Agreement, dated as of April 27, 2016, among Golar Operating, the Partnership and the guarantors and lenders party thereto, as amended; (k) Encumbrances under the Shareholders Agreement in respect of Faraway Maritime Shipping Company, dated June 14, 1997, as amended August 8, 2016; (l) Encumbrances arising under and related to the Lease Agreement dated August 27, 2003 among A&L CF June (3) Limited and Golar LNG 2215 Corporation, as amended, in respect of the Methane Princess, which shall be released at Closing; (m) Encumbrances arising under and related to the Share Security Deed dated November 25, 2015, by and between Golar Operating and Sea 23 Leasing Co. Limited, in respect of the Golar Eskimo; and (n) Encumbrances arising under and related to the $175,000,000 Term Loan and Revolving Loan Facility in respect of the Nusantara Regas Satu.
“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.
“Proceeding” means any (a) action, claim, suit, investigation, charge, complaint, review, litigation, audit, inquiry or other hearing or proceeding by or before any Governmental Authority, whether civil, criminal, administrative, investigative or otherwise and whether or not such proceeding results in a formal civil or criminal litigation or regulatory action, (b) arbitration or (c) mediation.
“Proxy Statement” means the proxy statement relating to the Partnership Unitholders’ Meeting (as amended or supplemented from time to time).

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the Environment.
“Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, Subsidiaries, controlled Affiliates and other representatives.
“SEC” means the United States Securities and Exchange Commission.
“Series A Distributions” has the meaning set forth in the Partnership Agreement.
“Subsidiary” when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing 50% or more of the equity or 50% or more of the ordinary voting power (or, in the case of a partnership, 50% or more of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.
“Superior Proposal” means a bona fide written Covered Proposal that did not result from a material breach of Section 5.04, which the Partnership Board (acting on the recommendation of the Conflicts Committee) determines in good faith (after consultation with its financial advisor and outside legal counsel), and taking into account all legal, regulatory, financial, financing and other aspects of the Covered Proposal deemed relevant by the Partnership Board (including payment of any termination fee) (a) is on terms and conditions more favorable from a financial point of view to the Partnership, including the Common Unitholders, than those contemplated by this Agreement, (b) the conditions to the consummation of which are all reasonably capable of being satisfied in the reasonable opinion of the Conflicts Committee and (c) for which financing, to the extent required, is then fully committed or reasonably determined to be available by the Conflicts Committee.
“Takeover Proposal” means any inquiry, proposal or offer from any Person (other than Parent and its Subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (i) sale, lease, exchange, transfer or other disposition of 15% or more of the fair market value of the assets of the Partnership and its Subsidiaries, taken as a whole, (ii) sale of Common Units or other securities representing 15% or more of the Common Units of the Partnership, including by way of a tender offer or exchange offer or (iii) merger, amalgamation, consolidation, exchange, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving the Partnership or any of its Subsidiaries pursuant to which such Person (or the shareholders of any Person) would acquire, directly or indirectly, 15% or more of the aggregate voting power of the Partnership or the surviving entity in a transaction involving the Partnership or the resulting direct or indirect parent of the Partnership or such surviving entity in any such transaction, in each case, other than the Transactions.
“Transfer Agreement” means that certain Transfer Agreement between GP Parent and GP Buyer in substantially the form attached hereto as Exhibit A.
“Unit Majority” has the meaning set forth in the Partnership Agreement.
“Willful Breach” means a material breach of this Agreement that is a consequence of a deliberate act or omission undertaken by the breaching party with the Knowledge that the taking of or the omission of taking such act would, or would reasonably be expected to, cause or constitute a material breach of this Agreement.
(b) The following terms are defined in the section of this Agreement set forth after such term below:
Terms Not Defined in Section 8.13(a)
Section
2019 Form 20-F	Section 3.05(b)
Adverse Recommendation Change	Section 5.03
Agreement	Preamble
Bankruptcy and Equity Exception	Section 3.03(a)
Book-Entry Unit	Section 2.01(c)
Certificate	Section 2.01(c)
Certificate of Merger	Section 1.02

Section
Chosen Courts	Section 8.07(b)
Closing	Section 1.06
Closing Date	Section 1.06
Common Unit Consideration	Section 2.01(c)
Confidentiality Agreement	Section 5.08(a)
Conflicts Committee	Recitals
Conflicts Committee Financial Advisor	Section 3.23
Contract	Section 3.03(d)
D&O Tail Insurance	Section 5.09(b)
Effective Time	Section 1.02
Environmental Laws	Section 3.16
Environmental Permits	Section 3.16
Exchange Fund	Section 2.02(a)
Existing Confidentiality Agreement	Section 5.04(a)
Existing Debt Documents	Section 5.12(f)
Financial Statements	Section 3.05(b)
Financing	Section 5.12(a)
General Partner	Preamble
GP Buyer	Preamble
GP Parent	Recitals
GP Transfer	Recitals
Hazardous Material	Section 3.16
Indemnitee	Section 5.09(a)
Joint Venture Contracts	Section 3.18
Joint Venture Entity	Section 3.02(d)
Joint Venture Interests	Section 3.02(d)
Latest Balance Sheet	Section 3.05(b)
Laws	Section 3.08(a)
Maximum Amount	Section 5.09(b)
Merger	Recitals
Merger Sub	Preamble
Merger Sub Units	Section 2.01
OFAC	Section 3.21(b)
Parent	Preamble
Parent Disclosure Schedule	Article IV
Parent Filed SEC Documents	Article IV
Partnership	Preamble
Partnership 2020 SEC Documents	Section 3.05(a)
Partnership Board	Recitals
Partnership Disclosure Schedule	Article III
Partnership Filed SEC Documents	Article III
Partnership Material Contracts	Section 3.17(a)
Partnership Notice Period	Section 5.03(b)(i)
Partnership Option	Section 2.04
Partnership Securities	Section 3.02(b)
Partnership Unitholders’ Meeting	Section 5.02(b)
Paying Agent	Section 2.02(a)
Permits	Section 3.08(b)
Pre-Closing Period	Section 5.01(a)
Pre-Closing Reorganization	Section 5.17(a)(i)

Section
Required Regulatory Approvals	Section 6.01(b)
Sanctions	Section 3.21(a)
Sanctions	Section 3.21(a)
Sanctioned Country	Section 3.21(a)
Sanctioned Persons	Section 3.21(a)
Securities Act	Section 3.02(c)
Significant Customer	Section 3.19
Surviving Entity	Section 1.01
Surviving Entity Units	Section 2.01(a)
Tail Period	Section 5.09(b)
Takeover Law	Section 3.13
Tax	Section 3.09(p)
Tax Returns	Section 3.09(p)
Termination Date	Section 7.01(b)(i)
Termination Fee	Section 7.03(a)(ii)
Transactions	Recitals
Transfer Taxes	Section 5.06
Vessel	Section 3.15
Section 8.14 Fees and Expenses. Except as otherwise set forth in this Agreement, whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger, this Agreement and the other Transactions shall be paid by the party incurring or required to incur such fees or expenses.
Section 8.15 Interpretation.
(a) When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The phrase “provided or made available” with respect to the Partnership or any of its Subsidiaries shall be construed to mean posted and accessible to Parent in the “Project Lobos VDR” data site operated by Intralinks, Inc., and which has been posted to such data site prior to the execution and delivery of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein; provided that with respect to agreements and instruments, any such amendment, modification or supplement made after the date of this Agreement shall be made in accordance with Section 5.01(a). Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States. References to a Person are also to its permitted assigns and successors. Whenever the last day for the exercise of any right or the discharge of any duty under this Agreement falls on a day other than a Business Day, the party having such right or duty shall have until the next Business Day to exercise such right or discharge such duty.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.
Section 8.16 Non-Recourse Against Financing Sources; Waiver of Certain Claims. Each of the Partnership, on behalf of itself and its Affiliates, and the General Partner, on behalf of itself and its Affiliates, hereby agrees that none of the Financing Sources shall have any liability or obligations to the Partnership, the General Partner or any of their respective Affiliates relating to this Agreement or any of the transactions contemplated hereby (including with respect to the Financing). Each of the Partnership, on behalf of itself and its Affiliates, and the General Partner, on behalf of itself and its Affiliates, hereby waives any and all claims and causes of action (whether at law, in equity, in contract, in tort or otherwise) against the Financing Sources that may be based upon, arise out of or relate to this Agreement, any financing commitment or the transactions contemplated hereby (including the Financing).
[The remainder of the page is intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.
GOLAR LNG PARTNERS LP

By:	/s/ Karl Fredrik Staubo
	Name:	Karl Fredrik Staubo
	Title:	Authorized Signatory

GOLAR GP LLC

By:	/s/ Georgina Sousa
	Name:	Georgina Sousa
	Title:	Director
[Signature page to Agreement and Plan of Merger]

NEW FORTRESS ENERGY INC.

By:	/s/ Christopher Guinta
	Name:	Christopher Guinta
	Title:	Director

LOBOS ACQUISITION LLC

By:	/s/ Christopher Guinta
	Name:	Christopher Guinta
	Title:	Director

NFE INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Christopher Guinta
	Name:	Christopher Guinta
	Title:	Director
[Signature page to Agreement and Plan of Merger]

Annex B
EXECUTION VERSION
SUPPORT AGREEMENT
THIS SUPPORT AGREEMENT (this “Agreement”) is dated as of January 13, 2021, by and among Golar LNG Partners LP, a Marshall Islands limited partnership (the “Partnership”), Golar LNG Limited, a Bermuda exempted company, and Golar GP LLC, a Marshall Islands limited liability company (each, a “Unitholder” and collectively, the “Unitholders”), and New Fortress Energy Inc., a Delaware corporation (“Parent”).
W I T N E S S E T H:
WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, the Partnership and Lobos Acquisition LLC, a Marshall Islands limited liability company (“Merger Sub”), are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or supplemented, the “Merger Agreement”), providing that, among other things, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged (the “Merger”) with and into the Partnership, and each outstanding common unit representing a limited partner interest of the Partnership (“Common Unit”) will be canceled and converted into and represent the right to receive cash as provided in the Merger Agreement;
WHEREAS, each Unitholder beneficially owns such number of Common Units set forth opposite such Unitholder’s name on Schedule A hereto (collectively, such units of Common Units are referred to herein as the “Subject Units”);
WHEREAS, Unitholder B owns such number of general partner units of the Partnership set forth opposite its name on Schedule A hereto; and
WHEREAS, as a condition and inducement to Parent to enter into the Merger Agreement, Parent has required that the Unitholders enter into this Agreement.
NOW, THEREFORE, to induce Parent to enter into, and in consideration of its entering into, the Merger Agreement, and in consideration of the promises and the representations, warranties and agreements contained herein and therein, the parties, intending to be legally bound hereby, agree as follows:
1. Representations and Warranties of each Unitholder. Each Unitholder hereby represents and warrants to Parent, severally and not jointly, as of the date hereof as follows:
(a) Due Organization. Such Unitholder is an entity duly formed under the Laws of its jurisdiction of formation and is validly existing and in good standing under the Laws thereof.
(b) Authority; No Violation. Such Unitholder has full organizational power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly and validly approved by the governing authority of such Unitholder and no other organizational proceedings on the part of such Unitholder are necessary to approve this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by such Unitholder and (assuming due authorization, execution and delivery by Parent) this Agreement constitutes a valid and binding obligation of such Unitholder, enforceable against such Unitholder in accordance with its terms, subject to the Bankruptcy and Equity Exception. Neither the execution and delivery of this Agreement by such Unitholder, nor the consummation by such Unitholder of the transactions contemplated hereby, nor compliance by such Unitholder with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of such Unitholder, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to such Unitholder, or any of its properties or assets, or (z) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, claim, mortgage, encumbrance, pledge, deed of trust, security interest, equity or charge of any kind (each, a “Lien”) upon any of the Subject Units pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which such Unitholder is a party, or by which it or any of its properties or assets may be bound or affected, except, in the case of this clause (z), for such matters that would not, individually or in the aggregate, impair the ability of such Unitholder to perform its obligations under this Agreement.
(c) The Subject Units. As of the date of this Agreement, such Unitholder is the beneficial owner of and, together with the applicable controlling entity or entities of such Unitholder set forth on Schedule A hereto (as applicable, the “Controlling Entities”), has the sole right to vote and dispose of the Subject Units set forth opposite such Unitholder’s name on Schedule A hereto, free and clear of any Liens whatsoever, except for any Liens which arise hereunder, in each case except as disclosed in any Schedule 13D (and any amendments thereto) filed by such Unitholder (and/or its Controlling Entities) prior to the date hereof. None of the Subject Units are subject to any voting trust or other similar agreement, arrangement or restriction, except as contemplated by this Agreement. Without limiting the generality of the foregoing, there are no agreements or arrangements of any kind, contingent or otherwise, obligating such Unitholder to sell, transfer (including by tendering into any tender or exchange offer), assign, grant a participation interest in, option, pledge, hypothecate or otherwise dispose of or encumber, including by operation of Law or otherwise (each, a “Transfer”), or cause to be Transferred, any of the Subject Units, other than a Transfer, such as a hedging or derivative transaction, with respect to which such Unitholder (and/or its Controlling Entities) retains its Subject Units during the Applicable Period.
(d) Absence of Litigation. There is no litigation, suit, claim, action, proceeding or investigation pending, or to the knowledge of such Unitholder, threatened against such Unitholder, or any property or asset of such Unitholder, before any Governmental Entity that seeks to delay or prevent the consummation of the transactions contemplated by this Agreement.
(e) No Consents Required. No consent of, or registration, declaration or filing with, any Person or Governmental Entity is required to be obtained or made by or with respect to such Unitholder in connection with the execution, delivery and performance of this Agreement and except for any applicable requirements and filings with the SEC, if any, under the Exchange Act and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Unitholder of such Unitholder’s obligations under this Agreement in any material respect.
(f) Reliance. Such Unitholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Unitholder’s execution and delivery of this Agreement.
(g) Unitholder Has Adequate Information. Such Unitholder is a sophisticated seller with respect to the Subject Units and has adequate information concerning the business and financial condition of Parent to make an informed decision regarding the Merger and the transactions contemplated thereby and has independently and without reliance upon Parent and based on such information as such Unitholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Unitholder acknowledges that Parent has not made and does not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in the Merger Agreement and this Agreement.
2. Representations and Warranties of Parent. Parent hereby represents and warrants to each Unitholder as of the date hereof as follows:
(a) Due Organization. Parent is a corporation duly incorporated under the Laws of the State of Delaware and is validly existing and in good standing under the Laws thereof.
(b) Authority; No Violation. Parent has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement have been duly and validly approved by the Board of Directors of Parent and no other corporate proceedings on the part of Parent are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by each Unitholder) this Agreement constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Bankruptcy and Equity Exception. Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of Parent or the certificate of incorporation, bylaws or similar governing documents of any of Parent’s Subsidiaries, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Parent or any of Parent’s Subsidiaries, or any of their respective properties or assets, or (z) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of Parent’s Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of Parent’s Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.
3. Covenants of Each Unitholder. Each Unitholder, severally and not jointly, agrees as follows; provided that all of the following covenants shall apply solely to actions taken by such Unitholder in its capacity as a holder of Common Units:
(a) Agreement to Vote Subject Units. During the period from and including the date of this Agreement to and including the date of the termination of this Agreement (such period, the “Applicable Period”), at any meeting of the unitholders of the Partnership, however called, or at any postponement or adjournment thereof, or in any other circumstance upon which a vote or other approval of all or some of the unitholders of the Partnership is sought, such Unitholder shall, and shall cause any holder of record of its Subject Units on any applicable record date to, vote:
(i) to approve the Merger Agreement and any other matter that is required to be approved by the unitholders of the Partnership in order to effect the Merger;
(ii) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale or transfer of a material amount of assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Partnership or any of its Subsidiaries that is prohibited by the Merger Agreement, unless, in each case, such transaction is approved in writing by Parent; and
(iii) against any amendment of the Partnership’s certificate of limited partnership or limited partnership agreement or other proposal or transaction involving the Partnership or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any outstanding class of units of the Partnership.
(b) During the Applicable Period, such Unitholder (and/or its Controlling Entities) shall retain at all times the right to vote all of its Subject Units in such Unitholder’s sole discretion and without any other limitation on those matters other than those set forth in this Section 3 that are at any time or from time to time presented for consideration to the Partnership’s unitholders generally.
(c) During the Applicable Period, in the event that any meeting of the unitholders of the Partnership is held, such Unitholder shall (or shall cause the holder of record on any applicable record date to) appear at such meeting or otherwise cause all of its Subject Units to be counted as present thereat for purposes of establishing a quorum.
(d) During the Applicable Period, such Unitholder further agrees not to commit or agree, and to cause any record holder of its Subject Units not to commit or agree, to take any action inconsistent with the foregoing during the Applicable Period.

(e) No Transfers. Except as provided in Section 3(g), such Unitholder agrees not to, and to cause any record holder of its Subject Units, not to, in any such case directly or indirectly, during the Applicable Period:
(i) Transfer or enter into any agreement, option or other arrangement (including any profit-sharing arrangement) with respect to the Transfer of, any of its Subject Units (or any interest therein) to any Person, other than the exchange of its Subject Units for the Merger Consideration in accordance with the Merger Agreement; or
(ii) grant any proxies, or deposit any of its Subject Units into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Units, other than pursuant to this Agreement.
(f) Subject to Section 3(g), such Unitholder further agrees not to commit or agree to take, and to cause any record holder of any of its Subject Units not to commit or agree to take, any of the foregoing actions during the Applicable Period.
(g) Notwithstanding the foregoing, each Unitholder shall have the right to (i) Transfer its Subject Units to an Affiliate if and only if such Affiliate shall have agreed in writing, in a manner acceptable in form and substance to Parent, (A) to accept such Subject Units subject to the terms and conditions of this Agreement, and (B) to be bound by this Agreement as if it were “a Unitholder” for all purposes of this Agreement; provided, however, that no such Transfer shall relieve such Unitholder from its obligations under this Agreement with respect to any Subject Unit or (ii) Transfer its Subject Units in a transaction, such as a hedging or derivative transaction, with respect to which such Unitholder retains its Subject Units during the Applicable Period; provided that no such transaction shall (x) in any way limit any of the obligations of such Unitholder under this Agreement, or (y) effect the ability of the Unitholders to perform their obligations under this Agreement in any material respect.
(h) Adjustment to Subject Units. In case of a distribution with respect to the Common Units, or any change in the Common Units by reason of any distribution, split-up, recapitalization, combination, exchange of units or the like, the term “Subject Units” shall be deemed to refer to and include the Subject Units as well as all such distributions and any securities into which or for which any or all of the Subject Units may be changed or exchanged or which are received in such transaction.
(i) Non-Solicitation. Except to the extent that the Partnership or the Partnership Board is permitted to do so under the Merger Agreement, but subject to any limitations imposed on the Partnership or the Partnership Board under the Merger Agreement, such Unitholder agrees, solely in its capacity as a unitholder of the Partnership, that it shall not, and shall cause its Affiliates and shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate (including by way of furnishing non-public information with respect to the Partnership or its Subsidiaries) any Takeover Proposal, (ii) engage in any discussions or negotiations with any Person that has made a Takeover Proposal regarding such Takeover Proposal, or (iii) furnish or disclose any information relating to the Partnership or any of its Subsidiaries to a Person who has made a Takeover Proposal (or its Representatives). Each Unitholder will, and will cause its Affiliates and its and their Representatives to immediately cease any solicitation, encouragement, discussions or negotiations with respect to a Takeover Proposal that are ongoing on or prior to the date of this Agreement. Nothing contained in this Section 3(i) shall prevent any Person affiliated with such Unitholder who is a director or officer of the Partnership or designated by such Unitholder as a director of officer of the Partnership from taking actions in his capacity as a director or officer of the Partnership, including taking any actions permitted under Section 5.4 of the Merger Agreement.
(j) Unitholder B Consent to the Merger.
(i) Concurrently with or prior to the date of this Agreement, Unitholder B, in its capacity as General Partner, has delivered its consent to the Merger in accordance with Section 14.2 of the Partnership Agreement (the “GP Consent”).
(ii) Unitholder B agrees that it will not rescind, revoke, cancel, amend, modify or change the GP Consent in any respect prior to, and shall ensure that GP Consent shall remain in full force and effect until, the earlier of (i) the Effective Date or (ii) the termination of the Merger Agreement in accordance with its terms thereunder. For the avoidance of doubt, Unitholder B may approve a Takeover Proposal following an Adverse Recommendation Change made in accordance with the Merger Agreement.
4. Notwithstanding Section 3, in the event of an Adverse Recommendation Change (as defined in the Merger Agreement) made in compliance with the Merger Agreement, the obligation of each Unitholder to vote its respective Common Units as to which the Unitholder controls the right to vote in the manner set forth in the foregoing Section 3 shall be modified such that:
(a) the Unitholders, collectively, shall vote (or cause to be voted), in person or by proxy, or deliver (or cause to be delivered) a written consent covering a number of the Common Units owned by them equal to 20% of the outstanding Common Units of the Partnership as of the Partnership Meeting Date (as defined in the Merger Agreement) entitled to vote in respect of such matter, as provided in Section 3(a); and
(b) the Unitholders shall cause all remaining Common Units owned by them that are not restricted by the foregoing clause (a) to be voted in a manner that is proportionate to the manner in which all outstanding Common Units (other than Common Units held by the Unitholders) which are voted in respect of such matter, are voted.
5. Assignment; No Third-Party Beneficiaries. Except as provided herein, including with respect to each Unitholder’s right to Transfer the Subject Units in accordance with Section 3(g), neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties hereto, except that Parent may assign, it its sole discretion, any or all of its rights, interest and obligations hereunder to any direct or indirect wholly owned Subsidiary of Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.
6. Termination. This Agreement and the covenants and agreements set forth in this Agreement shall automatically terminate (without any further action of the parties) upon the earliest to occur of:
(a) the termination of the Merger Agreement in accordance with its terms;
(b) the Effective Time;
(c) the date of any modification, waiver or amendment to the Merger Agreement effected without such Unitholder’s consent that (i) decreases the amount or changes the form of consideration payable to all of the unitholders of the Partnership pursuant to the terms of the Merger Agreement as in effect on the date of this Agreement or (ii) otherwise materially adversely affects the interests of such Unitholder;
(d) the mutual written consent of the parties hereto; and
(e) the Termination Date.
In the event of termination of this Agreement pursuant to this Section 6, this Agreement shall become void and of no effect with no liability on the part of any party; provided, however, that no such termination shall relieve any party from liability for any breach hereof prior to such termination.
7. General Provisions.
(a) Amendments. This Agreement may be amended or supplemented in any and all respects only by written agreement of the parties hereto.

(b) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by email (upon receipt), telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) at the following addresses (or at such other address for a party as specified by like notice; provided that notices of a change of address will be effective only upon receipt thereof):
(i) If to the Unitholders, to:
Golar LNG Limited
2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton HM 11, Bermuda
Attention:	Karl Staubo
Facsimile:	+44 (0)207 063 7901
Email:	karl.staubo@golar.com
GMLLegal@golar.com
With copies (which shall not constitute notice) to:
Baker Botts L.L.P.
30 Rockefeller Plaza
New York, New York 10112

Attention:	Michael Swidler
Facsimile:	212-259-2511
Email:	michael.swidler@bakerbotts.com

Baker Botts L.L.P.
700 K Street, N.W.
Washington, DC 20001

Attention:	Catherine Gallagher
Email:	Catherine.gallagher@bakerbotts.com
(ii) If to Parent, to:
New Fortress Energy Inc.
111 W. 19th Street, 8th Floor
New York, New York 10011

Attn:	Cameron D. MacDougall
Email:	cmacdougall@fortress.com
With copies (which shall not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001
Attention:	Joseph A. Coco;
Thomas W. Greenberg
Facsimile:	(212) 735-2000
Email:	joseph.coco@skadden.com;
thomas.greenberg@skadden.com
and
Skadden, Arps, Slate, Meagher & Flom LLP
1000 Louisiana St., Suite 6800
Houston, TX 77002
Attention:	Eric C. Otness
Facsimile:	(713) 655-5200
Email:	eric.ottness@skadden.com

(c) Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
(d) Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.
(e) Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof.
(f) Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed entirely in that state, regardless of the Laws that might otherwise govern under any applicable conflict of laws principles, except to the extent any provisions of this Agreement which relate to statutory duties, obligations and/or statutory provisions, or which arise under, the Laws of the Marshall Islands (including those applicable to the Merger) shall be governed by and in accordance with the Laws of the Marshall Islands.
(g) Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to attempt to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.
(h) Waiver. No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Any provisions of this Agreement may be waived at any time by the party that is entitled to the benefits thereof. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
(i) Further Assurances. Each Unitholder will, from time to time, (i) at the request of Parent take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things reasonably necessary, proper or advisable to carry out the intent and purposes of this Agreement and (ii) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the intent and purposes of this Agreement.
(j) Publicity. Except as otherwise required by Law (including securities Laws and regulations) and the regulations of any national stock exchange, so long as this Agreement is in effect, each Unitholder shall not issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement or the Merger Agreement, except to the extent the Partnership would be permitted to issue any press release or make any public statement in accordance with the terms of the Merger Agreement.
(k) Capitalized Terms. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement.

8. Unitholder Capacity. Each Unitholder signs solely in its capacity as the beneficial owner of its Subject Units and nothing contained herein shall limit or affect any actions taken by any officer, director, partner, Affiliate or representative of such Unitholder who is or becomes an officer or a director of the Partnership in his or her capacity as an officer or director of the Partnership, and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement. Each Unitholder signs individually solely on behalf of itself and not on behalf of any other Unitholder.
9. Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages would not be a sufficient remedy of any such breach. It is accordingly agreed that, in addition to any other remedy to which they are entitled at law or in equity, the parties hereto shall be entitled to specific performance and injunctive or other equitable relief, without the necessity of proving the inadequacy of money damages. Notwithstanding the foregoing, Parent agrees that with respect to any damage claim that might be brought against any Unitholder, any of its Affiliates under this Agreement, and without regard to whether such claim sounds in contract, tort or any other legal or equitable theory of relief, that damages are limited to actual damages and expressly waive any right to recover special damages, including, without limitation, lost profits as well as any punitive or exemplary damages. In the event of any litigation over the terms of this Agreement, the prevailing party in any such litigation shall be entitled to reasonable attorneys’ fees and costs incurred in connection with such litigation. The parties hereto further agree that any action or proceeding relating to this Agreement or the transactions contemplated hereby shall be brought and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the district of Delaware) and any appellate court from any thereof. In addition, each of the parties hereto (a) consents that each party hereto irrevocably submits to the exclusive jurisdiction and venue of such courts listed in this Section 9 in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (b) agrees that each party hereto irrevocably waives the defense of an inconvenient forum and all other defenses to venue in any such court in any such action or proceeding, and (c) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE ANY OF SUCH WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.
10. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or any other Person any direct or indirect ownership or incidence of ownership of, or with respect to, any Subject Units. Subject to the restrictions and requirements set forth in this Agreement, all rights, ownership and economic benefits of and relating to the Subject Units shall remain vested in and belong to each Unitholder, and this Agreement shall not confer any right, power or authority upon Parent or any other Person to direct the Unitholder in the voting of any of the Subject Units (except as otherwise specifically provided for herein).
[Remainder of the page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.
NEW FORTRESS ENERGY INC.

By:	/s/ Christopher Guinta
	Name:	Christopher Guinta
	Title:	Chief Financial Officer
[Signature Page Support Agreement]

GOLAR LNG LIMITED

By:	/s/ Georgina Sousa
	Name:	Georgina Sousa
	Title:	Director
[Signature Page Support Agreement]

GOLAR LNG PARTNERS LP

By:	/s/ Karl Fredrik Staubo
	Name:	Karl Fredrik Staubo
	Title:	Authorized Signatory
GOLAR GP LLC

By:	GOLAR LNG LIMITED, as sole member
	By:	/s/ Georgina Sousa
	Name:	Georgina Sousa
	Title:	Director
[Signature Page Support Agreement]

Schedule A
Name of Unitholder	Number of Common Units	Number of General Partner Units
Golar LNG Limited	21,333,586	—
Golar GP LLC	—	1,436,391
B-A-1

Annex C

Deutsche Bank Securities Inc. 60 Wall Street New York, NY 10005
January 12, 2021
Conflicts Committee of the Board of Directors of
Golar LNG Partners LP
2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton, HM 11, Bermuda
Members of the Conflicts Committee:
Deutsche Bank Securities Inc. (“Deutsche Bank”) has acted as financial advisor to the Conflicts Committee (the “Committee”) of the Board of Directors (the “Board”) of Golar LNG Partners LP (the “Partnership”) in connection with the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among the Partnership, Golar GP LLC, the general partner of the Partnership (the “General Partner”), New Fortress Energy Inc. (“Parent”), Lobos Acquisition LLC, an indirect subsidiary of Parent (“Merger Sub”) and NFE International Holdings Limited, an indirect subsidiary of Parent (“GP Buyer”), which provides, among other things, for the merger of Merger Sub with and into the Partnership, as a result of which the Partnership will become a subsidiary of Parent (the “Merger”). We understand that, as contemplated by the Merger Agreement, GP Buyer will acquire all of the outstanding membership interests of the General Partner (the “GP Transfer” and, together with the Merger, the “Transactions”) from Golar LNG Limited (“GP Parent”) pursuant to a Transfer Agreement attached as Exhibit A to the Merger Agreement (the “Transfer Agreement”). As set forth more fully in the Merger Agreement, as a result of the Merger, (x) each common unit representing limited partner interests of the Partnership (the “Partnership Common Units”), other than Partnership Common Units owned directly or indirectly by the Partnership, any of the Partnership’s wholly owned subsidiaries, Parent or Parent’s subsidiaries, will be converted into the right to receive $3.55 in cash (the “Common Unit Consideration”), (y) each 8.75% Series A Cumulative Redeemable Preferred Unit of the Partnership (the “Partnership Preferred Units”) and each General Partner Unit of the Partnership shall be unchanged and remain outstanding and no consideration shall be delivered in respect thereof and (z) each Incentive Distribution Right of the Partnership shall be canceled and no consideration shall be delivered in respect thereof.
You have requested our opinion, as investment bankers, as to the fairness of the Common Unit Consideration, from a financial point of view, to the holders of the outstanding Partnership Common Units, excluding GP Parent and its affiliates (including the General Partner), and Parent, the GP Buyer and their respective affiliates (collectively, the “Excluded Persons”).
In connection with our role as financial advisor to the Partnership, and in arriving at our opinion, we reviewed certain publicly available financial and other information (including vessel charter agreements) concerning the Partnership, and certain internal analyses, financial forecasts and other information relating to the Partnership prepared by management of the Partnership and approved for our use by the Committee. We have also held discussions with certain senior officers and other representatives of the General Partner regarding the businesses and prospects of the Partnership. In addition, we have (i) reviewed the reported prices and trading activity for the Partnership Common Units, (ii) compared certain financial and stock market information for the Partnership with, to the extent publicly available, similar information for certain other companies we considered relevant whose securities are publicly traded, (iii) reviewed a draft dated January 12, 2021 of the Merger Agreement and a draft dated January 12, 2021 of the Transfer Agreement, (iv) reviewed third-party indications of vessel appraised value prepared for the Partnership’s operating vessel fleet, and (v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

Conflicts Committee of the Board of Directors of Golar LNG Partners LP January 12, 2021 Page 2
We have not assumed responsibility for independent verification of, and have not independently verified, any information, whether publicly available or furnished to us, concerning the Partnership, including, without limitation, any financial information considered in connection with the rendering of our opinion. Accordingly, for purposes of our opinion, we have, with your knowledge and permission, assumed and relied upon the accuracy and completeness of all such information. We have not conducted a physical inspection of any of the properties or assets, and have not prepared, obtained or, except as described above, reviewed any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities), of the Partnership, Parent, the General Partner, GP Buyer or GP Parent or any of their respective subsidiaries, nor have we evaluated the solvency or fair value of the Partnership, Parent, the General Partner, GP Buyer, GP Parent or any other party (or the impact of the Transactions thereon) under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts (including with respect to vessel re-chartering, dry-docking and end-of-useful-life scrap value estimates) made available to us and used in our analyses, we have assumed with your knowledge and permission that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Partnership as to the matters covered thereby. In rendering our opinion, we express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. Our opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.
For purposes of rendering our opinion, we have assumed with your knowledge and permission that, in all respects material to our analysis, the Merger will be consummated in accordance with the terms of the Merger Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to our analysis. We also have assumed with your knowledge and permission that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transactions will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to our analysis. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by the Partnership and its other advisors with respect to such issues. Representatives of the Partnership have informed us, and we have further assumed with your knowledge and permission, that the final terms of the Merger Agreement and the Transfer Agreement will not differ from the terms set forth in the drafts we have reviewed in any respect material to our analysis.
This opinion has been approved and authorized for issuance by a Deutsche Bank fairness opinion review committee and is addressed to, and is for the use and benefit of, the Committee and the Board, as to matters on which it is acting on the recommendation of the Committee, in connection with and for the purpose of their evaluation of the Merger. This opinion is limited to the fairness of the Common Unit Consideration, from a financial point of view, to the holders of Partnership Common Units (other than Excluded Persons) as of the date hereof. This opinion does not address any other terms of the Transactions, the Merger Agreement or any other agreement entered into or to be entered into in connection with the Transactions, including the Transfer Agreement. You have not asked us to, and this opinion does not, address the fairness of the Transactions, or any consideration received in connection therewith, to the holders of any other class of securities, creditors or other constituencies of the Partnership, including the Partnership Preferred Units, the General Partner Units and the Incentive Distribution Rights, the consideration to be received by GP Parent in connection with the GP Transfer and/or the consideration to be received by GP Parent pursuant to the Transfer Agreement relative to the Common Unit Consideration. Nor does this opinion address the fairness of the contemplated benefits of the Transactions. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the parties or the Merger. We express no opinion as to the merits of the underlying decision by the Partnership to engage in the Transactions. Nor do we express an opinion, and this opinion does not constitute a recommendation, as to how

Conflicts Committee of the Board of Directors of Golar LNG Partners LP January 12, 2021 Page 3
any holder of Partnership Common Units, Partnership Preferred Units, General Partner Units or Incentive Distribution Rights should vote or act with respect to the Transactions or any other matter. In addition, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors, or employees of any party to the Merger Agreement or Transfer Agreement, or any class of such persons, in connection with the Transactions whether relative to the Common Unit Consideration to be received by the holders of Partnership Common Units or otherwise.
We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or part of the Partnership, nor were we requested to consider, and our opinion does not address, the relative merits of the Transactions as compared to any alternative transactions or business strategies.
Deutsche Bank will be paid a fee for its services as financial advisor to the Committee in connection with the Transactions, a portion of which becomes payable upon delivery of this opinion (or would have become payable if Deutsche Bank had advised the Committee that it was unable to render this opinion) and a substantial portion of which is contingent upon consummation of the Transaction. The Partnership has also agreed to reimburse Deutsche Bank for its expenses, and to indemnify Deutsche Bank against certain liabilities, in connection with its engagement. We are an affiliate of Deutsche Bank AG (together with its affiliates, the “DB Group”). One or more members of the DB Group have, from time to time, provided, and are currently providing, investment banking, commercial banking (including extension of credit) and other financial services to Parent or its affiliates for which they have received, and in the future may receive, compensation, including having acted as joint book runner with respect to the initial public offering of Fortress Value Acquisition Corp. III in January 2021, having acted as co-advisor, co-capital markets advisor and placement agent for Fortress Value Acquisition Corp. in connection with its acquisition of MP Mine Operations LLC in November 2020, having acted as joint book runner with respect to a $950 million term loan facility for Fortress Capital Investors LLC in September 2020 (aggregate commitment approximately $367 million), having acted as joint book runner in connection with the initial public offering of Fortress Value Acquisition Corp. II in August 2020, having acted as joint book runner with respect to the initial public offering of Fortress Value Acquisition Corp. in May, 2020, and having acted as co-advisor and co-capital markets advisor to Mosaic Acquisition Corp. in connection with its acquisition of Vivint Smart Home, Inc. in January, 2020. In addition, one or more members of the DB Group have, from time to time, provided other financial services to GP Parent or its affiliates for which they have received, and in the future may receive, compensation. The DB Group may also provide investment and commercial banking services to Parent, GP Parent, the Partnership and their respective affiliates in the future, for which we would expect the DB Group to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Parent, GP Parent, the Partnership and their respective affiliates for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.
Based upon and subject to the foregoing assumptions, limitations, qualifications and conditions, it is Deutsche Bank's opinion as investment bankers that, as of the date hereof, the Common Unit Consideration is fair, from a financial point of view, to the holders of Partnership Common Units, excluding the Excluded Persons.
Very truly yours,

DEUTSCHE BANK SECURITIES INC

Annex D
EXECUTION VERSION
TRANSFER AGREEMENT
THIS TRANSFER AGREEMENT (“Agreement”), dated as of January 13, 2021, by and among Golar LNG Limited, a Bermuda exempted company (“Seller”), Golar GP LLC, a Marshall Islands limited liability company (the “Company”), and NFE International Holdings Limited, a private limited company incorporated under the laws of England and Wales, United Kingdom (“Purchaser”).
W I T N E S S E T H
WHEREAS, Seller is the owner of 100% of the limited liability company membership interests in the Company, including all rights and obligations relating thereto and all economic and capital interest therein;
WHEREAS, Purchaser and the Company have entered into that certain Agreement and Plan of Merger, dated as of January 13, 2021 (the “Merger Agreement”), by and among Golar LNG Partners LP, a Marshall Islands limited partnership, the Company, New Fortress Energy Inc., a Delaware corporation (“Parent”), Lobos Acquisition LLC, a Marshall Islands limited liability company, and Purchaser;
WHEREAS, Purchaser and Seller desire that, concurrently with the closing of the transactions contemplated by the Merger Agreement, Seller sell, assign and convey to Purchaser, and Purchaser purchase and accept from Seller, 100% of the limited liability company membership interests in the Company (the “Membership Interests”), free and clear of all Liens and on the terms and conditions hereinafter set forth in this Agreement;
WHEREAS, the parties intend that, concurrently with the Closing (as defined below), the parties to the Merger Agreement will consummate the Merger;
WHEREAS, concurrently with the Closing, Seller and Purchaser will enter into an Omnibus Agreement substantially on the terms as contemplated by Section 4.4 of this Agreement (the “Omnibus Agreement”);
WHEREAS, concurrently with the Closing, Seller and Purchaser will enter into a Tax Indemnity Agreement substantially on the terms as contemplated by Section 4.5 of this Agreement (the “Tax Indemnity Agreement”); and
WHEREAS, any capitalized term used but not defined herein shall have the respective meanings ascribed to such term in the Merger Agreement.
NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree as follows:
ARTICLE I

THE PURCHASE AND TRANSFER OF MEMBERSHIP INTERESTS
Section 1.1 Purchase and Sale of Membership Interests. On the terms and conditions hereinafter set forth, effective at the Closing (as defined below), Seller hereby agrees to sell, assign and convey to Purchaser, and Purchaser hereby agrees to purchase and accept from Seller, all of Seller’s right, title and interest in and to the Membership Interests, free and clear of any Liens.
Section 1.2 Closing. The closing of the transaction described herein (the “Closing”) shall occur concurrently with the closing of the transactions contemplated by the Merger Agreement on the Closing Date.
Section 1.3 Purchase Price. The purchase price for the Membership Interests shall be $5,099,188 (the “Purchase Price”) On the Closing Date, Purchaser shall pay to Seller the Purchase Price as follows: At the Closing, Purchaser shall deposit, or cause to be deposited, an amount equal to the Purchase Price in immediately available funds into an account designated by Seller at least two Business Days prior to the Closing.
Section 1.4 Deliverables on the Closing Date.
(a) At the Closing, Seller shall deliver or cause to be delivered to Purchaser the following:
(i) an Assignment and Assumption Agreement in the form attached hereto as Exhibit A (the “Assignment and Assumption Agreement”), duly executed by Seller and acknowledged, pursuant to which Seller shall transfer to Purchaser all of Seller’s right, title and interest in and to the Membership Interests, free and clear of any Liens, and Purchaser shall assume all of the obligations of Seller under the Company’s Limited Liability Company Agreement with respect to the Membership Interests;
(ii)	the Omnibus Agreement, duly executed by Seller;
(iii) the Tax Indemnity Agreement, duly executed by Seller; and
(iv) such other documents and instruments reasonably required by Purchaser to effect the transfer of the Membership Interests pursuant to this Agreement.
(b) At the Closing, Purchaser shall deliver or cause to be delivered to Seller the following:
(i)	a counterpart signature page to the Assignment and Assumption Agreement, duly executed by Purchaser;
(ii)	a counterpart signature page to the Omnibus Agreement, duly executed by Purchaser;
(iii)	a counterpart signature page to the Tax Indemnity Agreement, duly executed by Purchaser;
(iv) such other documents and instruments reasonably required by Seller to effect the transfer of the Membership Interests pursuant to this Agreement.
Section 1.5 Withholding Taxes. Purchaser and its Affiliates shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amount payable to Seller or any of its Affiliates pursuant to this Agreement, any amounts that would be required to be deducted and withheld under applicable Laws in respect of Taxes. To the extent such amounts are so deducted or withheld and timely paid over to the applicable Governmental Authority or other applicable Person in accordance with applicable Law, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. Purchaser and Seller shall reasonably cooperate, and shall cause their respective Affiliates to reasonably cooperate, in order to reduce or eliminate any amounts that would be required to be deducted and withheld on payments made pursuant to this Agreement under applicable Laws in respect of Taxes.
ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER AND THE COMPANY
Seller and the Company jointly and severally represent and warrant to Purchaser, except as set forth in the disclosure schedule delivered by the Seller on the date of this Agreement (the “Seller Disclosure Schedule”) (it being understood that any information set forth on one section or subsection of the Seller Disclosure Schedule shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such information is relevant to such other section or subsection):
Section 2.1 Organization.
(a) Seller is a Bermuda exempted company duly organized, validly existing and in good standing under the Laws of Bermuda. Seller has all requisite power and authority necessary to carry on its business as it is now being conducted and to own, lease and operate its assets and properties, except (other than with respect to the due incorporation and valid existence of Seller) as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(b) The Company is a Marshall Islands limited liability company duly organized, validly existing and in good standing under the Laws of the Republic of the Marshall Islands. The Company has all requisite power and authority necessary to carry on its business as it is now being conducted and to own, lease and operate its assets and properties, except (other than with respect to the due incorporation and valid existence of Seller) as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Seller has provided to Purchaser a true and complete copy of the Company’s certificate of formation and limited liability company agreement (the “Company Organizational Documents”). The Company is not in violation of the Company Organizational Documents.
Section 2.2 Capitalization of the Company
(a) The Membership Interests constitute all of the issued and outstanding equity securities of or in the Company. Seller holds record and beneficial ownership of 100% of the Membership Interests, free and clear of any and all Liens. Upon transfer of the Membership Interests to Purchaser, Purchaser will hold record and beneficial ownership of 100% of the Membership Interests free and clear of all Liens. The Membership Interests were duly authorized and validly issued, and are fully paid and non-assessable. No equity security (except for the Membership Interests) of or in the General Partner has ever been issued.
(b) Except for this Agreement and the Limited Liability Company Agreement of the Company, dated September 24, 2007, together with all amendments thereto (the “GP LLC Agreement”), there are no outstanding Contracts or obligations binding on the Company or any security holders of the Company with respect to the equity securities of or in the Company, including any Contract (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring any registration for sale of or (v) granting any preemptive or anti-dilutive rights with respect to, any such equity security.
(c) None of Seller or any of its Affiliates has entered into any Contract obligating the Company to issue, sell or dispose of any equity security of any Person.
Section 2.3 Authority; Noncontravention.
(a) Each of Seller and the Company has all necessary power and authority to execute and deliver this Agreement and to perform its respective obligations hereunder. The execution, delivery and performance by Seller and the Company of this Agreement (the “Transaction”), have been duly and unanimously authorized and approved by the Board of Directors of each of Seller and the Company and no other corporate action on the part of each of Seller or the Company is necessary to authorize the execution, delivery and performance by Seller or the Company of this Agreement and the consummation by Seller or the Company of the Transaction. This Agreement has been duly executed and delivered by each of Seller and the Company and, assuming due authorization, execution and delivery hereof by Purchaser, constitutes a legal, valid and binding obligation of each of Seller and the Company, enforceable against each of Seller and the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception. The Board of Directors of each of Seller and the Company has unanimously (i) determined that this Agreement, on the terms and subject to the conditions set forth herein, is in the best interests of, Seller, the Company and their respective shareholders or members, respectively, and (ii) adopted resolutions that have approved this Agreement, and such resolutions have not been subsequently rescinded, modified or withdrawn in any way.
(b) The execution and delivery by each of Seller and the Company of this Agreement or any other documents required hereunder to be executed and delivered by Seller or the Company pursuant to this Agreement, and the consummation by Seller or the Company of the Transaction, will not (i) conflict with, violate or result in a default under each of Seller’s memorandum of association and bye-laws or the Company Organizational Documents, (ii) conflict with or result in a breach, default or violation of, or require a consent under, any Law, order, Contract, document or Permit to which Seller or the Company is a party or to which Seller or the Company assets are subject, or (iii) require Seller or the Company to obtain or make any consent from or with any Person, except, in the case of clause (i) through (iii), as would not reasonably be expected to have a Material Adverse Effect.
(c) Each of Seller and the Company has all requisite power and authority and has taken all necessary action in order to execute and deliver this Agreement and the other agreements contemplated hereby to which it is or will be a party and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement by each of Seller and the Company and the performance of the Transaction by each of Seller and the Company has been duly authorized and approved by all necessary corporate or limited liability company action, respectively.

(d) This Agreement has been duly executed and delivered by each of Seller and the Company and constitutes the legal, valid and binding obligation of Seller and the Company, enforceable against each of Seller and the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.
(e) At the Closing, each of the Omnibus Agreement and the Tax Indemnity Agreement will have been duly authorized, executed and delivered and, assuming due authorization, execution and delivery of such documents by any other parties thereto, will constitute legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their terms, subject to the Bankruptcy and Equity Exception.
Section 2.4 Ownership of General Partner Interests. The Company owns, directly, beneficially and of record all of the outstanding general partnership interests in the Partnership, free and clear of all Liens.
Section 2.5 Business of General Partner. The Company’s sole business activities have been and are (a) to act as the general partner of the Partnership and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership) and (b) to acquire, own or dispose of debt or equity securities in the Partnership. The Company does not hold any assets or liabilities other than those related to its ownership interest in the Partnership and activities related to its serving as general partner of the Partnership.
Section 2.6 Tax Matters.
(a) The Company has prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all material Tax Returns required to be filed by it. All such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects, and all material Taxes owed by the Company that are due (whether or not shown on any Tax Return) (i) have been duly and timely paid or (ii) are being contested in good faith by appropriate Proceedings and have been adequately reserved against in accordance with GAAP.
(b) The Company has not received written notice of any audits, examinations, investigations, claims or other Proceedings in respect of any Taxes or Tax Returns of the Company and there are no audits, examinations, investigations, claims or other Proceedings pending, proposed (tentatively or definitely), asserted, or threatened in writing with respect to any material Taxes payable by or with respect to the Company.
(c) There are no Liens for Taxes on any of the assets of the Company other than Permitted Encumbrances.
(d) No deficiency for any material Tax has been proposed, threatened, asserted or assessed by any Governmental Authority in writing against the Company, except for deficiencies that have been satisfied by payment in full, settled or withdrawn.
(e) The Company has not waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to an assessment or deficiency for material Taxes (other than any waivers or extensions that are no longer in effect or any extensions of time to file Tax Returns obtained in the Ordinary Course), and no request for such extension or waiver is pending.
(f) The Company has not participated in any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2) or comparable provision of any other applicable Tax Law.
(g) The Company is not a party to a Tax allocation, sharing, indemnity or similar agreement (other than agreements entered into in the Ordinary Course the principal purpose of which is not the allocation or indemnification of Taxes).
(h) The Company (i) has not granted any power of attorney that will remain in force after the Closing with respect to any matters relating to any Taxes, (ii) has not applied for a ruling from a taxing authority relating to any material Taxes or has proposed to enter into an agreement with a taxing authority relating to any material Taxes, in each case, that is pending, and (iii) has not entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law) or been issued any private letter rulings, technical advance memoranda or similar agreement or rulings by any taxing authority relating to material Taxes that is in effect or will be in effect after the Closing.

(i) The Company has never been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return. The Company does not have any liability for any Taxes of any Person (other than the Partnership or its Subsidiaries) under U.S. Treasury Regulation Section 1.1502-6 or any similar provision of state, local, or non-U.S. law, or as a transferee or successor.
(j) No claim in writing has been made by any Governmental Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to Tax in that jurisdiction.
(k) Within the past sixty (60) months, no election has been made under U.S. Treasury Regulation Section 301.7701-3 to change the Company’s entity classification for U.S. federal income tax purposes.
(l) For purposes of this Agreement, (i) “Tax” means all federal, national, provincial, state or local taxes, charges, fees, levies, duties, tariffs, imposts, or other similar assessments or liabilities in the nature of taxes, including gross income, net income, capital gains, gross receipts, estate, branch profits, estimated, alternative or minimum, ad valorem, value-added, excise, real property, personal property, sales, use, transfer, stamp, registration, recording, documentary, customs, import, export, services, withholding, employment, unemployment, severance, social security, disability, national health insurance, payroll and franchise taxes imposed by a Governmental Authority, together with any interest, penalties, assessments or additions to tax, whether disputed or not, imposed by any Governmental Authority; and (ii) “Tax Returns” means all reports, returns, forms, declarations, statements or other information, including any supplement, schedule or attachment thereto and any amendment thereof, supplied to or required to be supplied to a Governmental Authority in connection with the determination, assessment, administration, or collection of Taxes or enforcement of any Laws related to Taxes.
Section 2.7 No Other Representations and Warranties. Except for the representations and warranties made by Seller and the Company in this Article II or in the Merger Agreement, neither Seller nor the Company nor any other Person makes any other express or implied representation or warranty with respect to Seller or its businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Purchaser or any of its Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Purchaser acknowledges the foregoing. In particular, and without limiting the generality of the foregoing, except for the representations and warranties made by the Company in the Merger Agreement and each of the Seller and the Company in this Article II, neither Seller nor the Company nor any other Person makes or has made any express or implied representation or warranty to the Purchaser or any of its Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to Seller of the Company or their respective businesses or (b) any oral or written information presented to the Purchaser or any of its Representatives in the course of their due diligence investigation of Seller and the Company, the negotiation of this Agreement.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASER
Purchaser represents and warrants to Seller and the Company that, except as set forth in the disclosure schedule delivered by Purchaser to Seller and the Company on the date of this Agreement (the “Purchaser Disclosure Schedule”) (it being understood that any information set forth on one section or subsection of the Purchaser Disclosure Schedule shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such information is relevant to such other section or subsection):
Section 3.1 Organization. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of England. Purchaser has all requisite power and authority necessary to carry on its business as it is now being conducted and to own, lease and operate its assets and properties, except (other than with respect to the due organization and valid existence of Purchaser) as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.
Section 3.2 Authority; Noncontravention.
(a) Purchaser has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the Transaction, have been duly and unanimously authorized and approved by the Board of Directors of Purchaser, and no other corporate action on the part of Purchaser is necessary to authorize the execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the Transaction. This Agreement has been duly executed and delivered by Purchaser and, assuming due authorization, execution and delivery hereof by the Seller and the Company, constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exception. The Board of Directors of Purchaser has unanimously (i) determined that this Agreement, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, Purchaser and its shareholders and (ii) adopted resolutions that have approved this Agreement, and such resolutions have not been subsequently rescinded, modified or withdrawn in any way.
(b) The execution and delivery by Purchaser of this Agreement or any other documents required hereunder to be executed and delivered by Purchaser pursuant to this Agreement, and the consummation by Purchaser of the Transaction, will not (i) conflict with, violate or result in a default under the certificate of incorporation or bylaws of Purchaser, (ii) conflict with or result in a breach, default or violation of, or require a consent under, any Law, Order, Contract, document or Permit to which Purchaser is a party or to which the Purchaser assets are subject, or (iii) require Purchaser to obtain or make any Consent from or with any Person, except, in the case of clause (i) through (iii), as would not reasonably be expected to have a Purchaser Material Adverse Effect.
(c) Purchaser has all requisite power and authority and has taken all necessary action in order to execute and deliver this Agreement and the other agreements contemplated hereby to which it is or will be a party and to perform its obligations hereunder and thereunder. The execution and delivery of this Agreement by Purchaser and the performance of the Transaction by Purchaser has been duly authorized and approved by all necessary corporate action.
(d) This Agreement has been duly executed and delivered by Purchaser and constitutes the legal, valid and binding obligation of Purchaser, enforceable against Seller in accordance with its terms, subject to the Bankruptcy and Equity Exception.
(e) At the Closing, each of the Omnibus Agreement and the Tax Indemnity Agreement will have been duly authorized, executed and delivered and, assuming due authorization, execution and delivery of such documents by any other parties thereto, will constitute legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their terms, subject to the Bankruptcy and Equity Exception.
Section 3.3 Sufficient Funds Purchaser will have available to it at the Closing sufficient funds for the satisfaction of all of Purchaser’s obligations under this Agreement, including the payment of Purchase Price and all related fees and expenses required to be paid by Purchaser pursuant to the terms of this Agreement.
Section 3.4 No Other Representations or Warranties. Except for the representations and warranties made by Purchaser in this Article III, Purchaser nor any other Person makes any other express or implied representation or warranty with respect to Purchaser or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Seller and the Company or any of its Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and each of Seller and the Company acknowledges the foregoing. In particular, and without limiting the generality of the foregoing, except for the representations and warranties made by Purchaser in the Merger Agreement and this Article III, neither Purchaser nor any other Person makes or has made any express or implied representation or warranty to Seller or the Company or any of its Representatives with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to Purchaser or any of its Subsidiaries or their respective businesses or (b) any oral or written information presented to Seller or the Company or any of its Representatives in the course of their due diligence investigation of Purchaser, the negotiation of this Agreement or the course of the Transaction.

ARTICLE IV

ADDITIONAL COVENANTS AND AGREEMENTS
Section 4.1 Conduct of Business of Seller and the Company. Except (i) as expressly provided by this Agreement, (ii) as set forth in Section 4.1 of the Seller Disclosure Schedule, (iii) for Seller acting in accordance with its rights expressly set forth in the GP LLC Agreement or Partnership Agreement, or (iv) as expressly consented to in writing by Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the Closing, Seller and the Company shall use commercially reasonable efforts to, (A) conduct the Company’s business in the Ordinary Course in all material respects, (B) preserve the Company’s assets, and (C) maintain the goodwill and reputation of the Company’s businesses in all material respects.
Section 4.2 Third-Party Consents. Each of Seller and the Company shall use its, and shall cause their respective Subsidiaries to use their, reasonable best efforts, to give and obtain (as the case may be) as promptly as practicable prior to the Closing all notices, acknowledgments, waivers and consents that are necessary or advisable to be obtained in order to consummate the Transaction contemplated by the Merger Agreement and this Agreement.
Section 4.3 Restricted Actions of the Company. From and after the date of this Agreement until the day immediately following the Closing Date, the Company shall not take any actions that would be restricted under Section 5.01 of the Merger Agreement with respect to the Partnership under the Merger Agreement, to the same extent as if such restrictions applicable to the Partnership under the Merger Agreement applied to the Company.
Section 4.4 Omnibus Agreement. At or prior to the Closing, each of Seller and Purchaser shall execute and deliver the Omnibus Agreement, substantially in the form set forth in Exhibit B hereto.
Section 4.5 Tax Indemnity Agreement. At or prior to the Closing, each of Seller and Purchaser shall execute and deliver the Tax Indemnity Agreement, substantially in the form set forth in Exhibit C hereto.
Section 4.6 Affiliate Agreements. All agreements set forth on Section 4.6 of the Seller Disclosure Schedule shall be terminated at or prior to the Closing without further liability to Purchaser, General Partner, Parent or any of Parent’s Subsidiaries.
ARTICLE V

CONDITIONS PRECEDENT
Section 5.1 Purchaser’s Obligations. The obligation of Purchaser to acquire the Membership Interests is subject to the fulfillment or waiver at or prior to the Closing of the following conditions:
(a) The representations and warranties of Seller and the Company (i) set forth in Section 2.3(d) shall be true and correct as of the date of this Agreement and as of the Closing Date with the same effect as though made as the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) set forth in Section 2.2 and Section 2.4 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) set forth in this Agreement, other than those Sections specifically identified in clause (i) or (ii) of this Section 5.1(a), shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure to be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(b) Seller and the Company shall have performed or complied in all material respects with their respective obligations required to be performed or complied with by them under this Agreement at or prior to the Closing.
(c) Seller shall have delivered to Purchaser each of the deliverables set forth in Section 1.4(a).

(d) All of the conditions of the Partnership’s obligation to close the Merger set forth in Section 6.01 and Section 6.03 of the Merger Agreement shall have been satisfied or waived.
Section 5.2 Seller’s Obligations. The obligation of Seller to sell the Membership Interests is subject to the fulfillment or waiver at or prior to the Closing of the following conditions:
(a) The representations and warranties of Purchaser (i) set forth in Section 3.2(d) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) set forth in this Agreement, other than the Section specifically identified in clause (i) of this Section 5.2(a), shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Purchaser Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (ii), where the failure to be true and correct (disregarding all qualifications or limitations as to “materiality”, “Purchaser Material Adverse Effect” and words of similar import set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.
(b) Purchaser shall have performed or complied in all material respects with its obligations required to be performed or complied by it under this Agreement at or prior to the Closing.
(c) Purchaser shall have delivered to Seller each of the deliverables set forth in Section 1.4(b).
(d) All of the conditions of Purchaser’s obligation to close the Merger set forth in Section 6.01 and Section 6.02 of the Merger Agreement shall have been satisfied or waived.
ARTICLE VI

MISCELLANEOUS
Section 6.1 No Survival. No representations, warranties, covenants or agreements in this Agreement shall survive the Closing; provided, however, nothing herein shall relieve any party from liability for any Willful Breach by such party of any provision of this Agreement or actual fraud by such party (which shall not include constructive fraud or similar claims).
Section 6.2 Amendment or Supplement. At any time prior to the Closing, this Agreement may be amended or supplemented in any and all respects by written agreement of the parties hereto, by action taken by their respective Boards of Directors.
Section 6.3 Extension of Time, Waiver, Etc. At any time prior to the Closing, Purchaser and the Seller may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) subject to the requirements of applicable Law, waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by Seller or Purchaser in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
Section 6.4 Assignment.
(a) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto; provided, however, Purchaser may assign all or any of its rights and obligations hereunder to any Affiliate so long as such assignment in no way causes a material delay or materially impairs the ability of Purchaser to consummate this Agreement.
(b) No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to clause (a) above and the first section of this clause (b), this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 6.4 shall be null and void.

Section 6.5 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.
Section 6.6 Entire Agreement; No Third-Party Beneficiaries. This Agreement, together with the Merger Agreement, the GP LLC Agreement, the exhibits attached hereto and the Confidentiality Agreement, (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties hereto and their Affiliates, or any of them, with respect to the subject matter hereof and thereof and (b) are not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder. The representations and warranties in this Agreement are the product of negotiations among the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 6.3 without notice or liability to any other Person. Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
Section 6.7 Governing Law. This Agreement shall be governed by, interpreted under, and construed and enforced in accordance with, the laws of the State of Delaware.
Section 6.8 Specific Performance. The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement, subject to the terms and conditions of this Agreement. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Chosen Courts, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the Transaction and without that right, neither Seller nor Purchaser would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 6.8 shall not be required to provide any bond or other security in connection with any such order or injunction.
Section 6.9 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS section 6.9.
Section 6.10 Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement shall be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity. The exercise by a party to this Agreement of any one remedy shall not preclude the exercise by it of any other remedy.

Section 6.11 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed by email), emailed (which is confirmed by facsimile) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:
If to Purchaser:

New Fortress Energy Inc.
111 W. 19th Street, 8th Floor
New York, New York 10011

Attn:	Cameron D. MacDougall
Email:	cmacdougall@fortress.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001

Attention:	Joseph A. Coco
Facsimile:	212-735-2000
Email:	joseph.coco@skadden.com

Attention:	Thomas W. Greenberg
Facsimile:	212-735-2000
Email:	thomas.greenberg@skadden.com

Skadden, Arps, Slate, Meagher & Flom LLP
1000 Louisiana St., Suite 6800
Houston, TX 77002

Attention:	Eric C. Otness
Facsimile:	713-483-9135
Email:	eric.ottness@skadden.com

If to the Seller, to:

Golar LNG Limited
2nd Floor, S.E. Pearman Building
9 Par-la-Ville Road
Hamilton HM 11, Bermuda

Attention:	Karl Staubo
Facsimile:	+44 (0)207 063 7901
Email:	karl.staubo@golar.com
GMLLegal@golar.com

with copies (which shall not constitute notice) to:

Baker Botts L.L.P.
30 Rockefeller Plaza
New York, New York 10112

Attention:	Michael Swidler
Facsimile:	212-259-2511
Email:	michael.swidler@bakerbotts.com

Baker Botts L.L.P.
700 K Street, N.W.
Washington, DC 20001
Attention:	Catherine Gallagher
Email:	catherine.gallagher@bakerbotts.com
or such other address, email address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.
Section 6.12 Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate to attempt to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transaction are fulfilled to the extent possible.
Section 6.13 Fees and Expenses. Except as otherwise set forth in this Agreement, whether or not the Merger is consummated, (i) all fees and expenses incurred by Purchaser in connection with this Agreement shall be paid by Purchaser and (ii) all fees and expenses incurred by the Seller or the Company in connection with this Agreement shall be paid by the Seller. All Transfer Taxes incurred in connection with the purchase and sale of the Membership Interests pursuant to by this Agreement shall be paid by Purchaser and, to the extent applicable prior to the Closing, the Company shall cooperate with Purchaser in preparing, executing and filing any applicable Tax Returns with respect to such Transfer Taxes.
Section 6.14 Material Adverse Effect. For the purposes of this Agreement:
(a) “Material Adverse Effect” means (a) a material adverse effect on the ability of Seller, the Company or their respective Subsidiaries to perform or comply with any material obligation under this Agreement or to consummate the transactions contemplated hereby in accordance with the terms hereof, or (b) any change, effect, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that, in the case of clause (b) any changes, effects, events or occurrences to the extent resulting from or due to any of the following shall be disregarded in determining whether there has been a Material Adverse Effect: (i) changes, effects, events or occurrences generally affecting the United States or global economy, the financial, credit, debt, securities or other capital markets or political, legislative or regulatory conditions or changes in the industries in which the Company or its Subsidiaries operates; (ii) the announcement, pendency or consummation of this Agreement or the transactions contemplated hereby or the performance of this Agreement (including the impact thereof on relationships with customers or employees); provided that this clause shall not apply to the representations and warranties set forth in Section 2.3(b); (iii) any change in the market price or trading volume of Common Units (it being understood and agreed that the foregoing shall not preclude any other Party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of Material Adverse

Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect); (iv) acts of war or terrorism (or the escalation of the foregoing), epidemics or pandemics (including COVID-19 and any COVID-19 Measures) or natural disasters or other force majeure events; (v) changes in any applicable Laws or regulations applicable to the Company or its Subsidiaries, GAAP or applicable accounting regulations or principles or the interpretation thereof; (vi) any Proceedings commenced by or involving any current or former member, partner or stockholder of the Company or its Subsidiaries (on their own or on behalf of such Person) arising out of or related to this Agreement or the transactions contemplated hereby; (vii) changes, effects, events or occurrences generally affecting the prices of oil, gas, natural gas, natural gas liquids or other commodities; (viii) any action taken by the Company or its Subsidiaries that is expressly required by the covenants set forth herein (other than Section 4.1) or at Purchaser’s express written request or with Purchaser’s written consent, or the failure to take any action by the Company or its Subsidiaries if that action is prohibited by this Agreement and Purchaser did not consent to such action; and (ix) any action taken by Purchaser or any of its Affiliates (including termination by Purchaser or any of its Affiliates of any contract between such Person and the Company or any of its Subsidiaries); provided, however, that changes, effects, events or occurrences referred to in clauses (i), (iv), (v) and (vii) above shall be considered for purposes of determining whether there has been or would reasonably be expected to be a Material Adverse Effect if and to the extent such changes, effects, events or occurrences has had or would reasonably be expected to have a disproportionate adverse effect on the Company and its Subsidiaries, as compared to other companies operating in the industries in which the Company and its Subsidiaries operate, in which case only the incremental disproportionate adverse effect of such changes, effects, events or occurrences shall be taken into account for the purpose of determining whether there has been or would reasonably be expected to be a Material Adverse Effect.
(b) “Purchaser Material Adverse Effect” means a material adverse effect on the ability of Purchaser and its Subsidiaries to perform or comply with any material obligation under this Agreement or to consummate the transactions contemplated hereby in accordance with the terms hereof.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.
NFE INTERNATIONAL HOLDINGS LIMITED
By:	/s/ Christopher Guinta
	Name:	Christopher Guinta
	Title:	Director
[Signature Page – Transfer Agreement]

GOLAR LNG LIMITED
By:	/s/ Karl Fredrik Staubo
	Name:	Karl Fredrik Staubo
	Title:	Authorized Signatory
[Signature Page – Transfer Agreement]

GOLAR GP LLC
By GOLAR LNG LIMITED, as sole member

By:	/s/ Georgina Sousa
	Name:	Georgina Sousa
	Title:	Director
[Signature Page – Transfer Agreement]

ASSIGNMENT AND ASSUMPTION AGREEMENT
This ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”), is made by and between Golar LNG Limited, a Bermuda exempted company (“Assignor”), and NFE International Holdings Limited, a private limited company incorporated under the laws of England and Wales, United Kingdom, (“Assignee”), effective as of [•], 2021 (the “Effective Date”).
WHEREAS, Assignor is the owner of 100% of the membership interests in Golar GP LLC, a Marshall Islands limited liability company (the “Company”), pursuant to the Limited Liability Company Agreement of the Company, effective as of September 24, 2007 (as the same may be amended from time to time, the “LLC Agreement”);
WHEREAS, Assignor and Assignee are parties to that certain Transfer Agreement among Assignor, the Company and Assignee (the “Transfer Agreement”), pursuant to which the Assignee is purchasing the Assigned Interests (as defined below) from Assignor;
WHEREAS, Golar LNG Partners LP, a Marshall Islands limited partnership, Lobos Acquisitions LLC, a Marshall Islands limited liability company, Assignor and the Assignee are parties to that certain Agreement and Plan of Merger dated as of January 13, 2021 (the “Merger Agreement”); and
WHEREAS, in connection with the Closing (as such term is defined in the Transfer Agreement), Assignor wishes to transfer to Assignee, and Assignee wishes to accept from Assignor, membership interests in the Company equal to 100% of the membership interests in the Company outstanding as of the Effective Date (the “Assigned Interests”), on the terms and conditions set forth in this Agreement.
NOW, THEREFORE, in consideration of mutual promises contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
1. Assignment. Assignor does hereby transfer, assign, convey and deliver to Assignee all of the Assigned Interests including, without limitation (a) the Assignor’s rights to receive profits, compensation, and other distributions from the Company attributable to the Assigned Interests which accrue after the date hereof, and (b) all of the rights, titles, interests and benefits of whatsoever kind or character now or thereafter accruing to the Assigned Interests, in each case free and clear of any Liens (collectively, the “Assignment”).
2. Assumption. Assignee accepts such Assignment and agrees to be bound by the terms of the LLC Agreement.
3. Consent to Assignment. The Assignor, as sole member of the Company on the Effective Date, hereby approves and consents to the Assignment and consents to the Assignee becoming a Member of the Company in the place and stead of Assignor with respect to the Assigned Interests as of the Effective Date for all purposes.
4. Amendment. This Agreement may be amended, modified or supplemented only by written agreement of the parties hereto. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any person, other than the parties, and their successors and permitted assigns, any right or remedies under or by reason of this Agreement.
5. Governing Law. This Agreement shall be governed by, interpreted under, and construed and enforced in accordance with, the laws of the State of Delaware.
6. Entire Agreement. This Agreement, the LLC Agreement, the Transfer Agreement, the Merger Agreement, the Confidentiality Agreement and the other documents and instruments referred to herein and therein, embody the entire agreement and understanding of the parties in respect of the subject matter contained herein. This Agreement supersedes all other prior agreements and understandings between the parties with respect to such subject matter.
7. Further Assurances. The parties agree to take all such further actions and execute, acknowledge and deliver all such further documents that are necessary or useful in carrying out the purposes of this

Agreement. Without limitation of the foregoing, Assignor agrees to execute, acknowledge and deliver to the Assignee all such other additional instruments, notices, and other documents and to do all to more fully and effectively grant, convey and assign to the Assignee the Assigned Interests conveyed hereby and intended so to be.
8. Counterparts. This Agreement may be executed in counterparts (each of which will be deemed to be an original but all of which taken together will constitute one and the same agreement) and will become effective when one or more counterparts have been signed by each of the parties hereto and delivered (including delivery by email) to the other party.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.
“Assignor”
GOLAR LNG LIMITED

By:
Title:

“Assignee”
NFE INTERNATIONAL HOLDINGS LIMITED

By:
Title:

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com**

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on February 23, 2021. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to
www.virtualshareholdermeeting.com/GMLP2021SM

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on February 23, 2021. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

GOLAR LNG PARTNERS LP

The Board of Directors recommends you vote FOR proposal 1	**For**	**Against**	**Abstain**
1. Approve the Agreement and Plan of Merger, dated as of January 13, 2021, by and among Golar LNG Partners LP, Golar GP LLC, New Fortress Energy Inc., Lobos Acquisition LLC and NFE International Holdings Limited and the merger contemplated thereby.	☐	☐	☐

If you do not indicate how to vote your shares for Proposal 1, this proxy card will be voted "FOR" Proposal 1.

NOTE: The proxies are authorized to vote upon such other matters as may properly come before the meeting or any adjournment or postponement thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, custodian or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Special Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com

Golar LNG Partners LP

Special Meeting of Common Unitholders

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF GOLAR LNG PARTNERS LP

The undersigned(s) hereby appoint(s) Karl Fredrik Staubo and Tor Olav Trøim, or either of them, as the true and lawful attorneys-in-fact, agents and proxies (each of them with full power of substitution) to represent the undersigned(s) and to vote at the Special Meeting of Common Unitholders of Golar LNG Partners LP, to be held on February 24, 2021, at 9:00 AM (Eastern Time), and any and all adjournments, postponements or other delays thereof (the “unitholder meeting”), in the manner directed on the reverse side of this form, with respect to all Common Units of Golar LNG Partners LP that the undersigned(s) is/are entitled to vote and in the discretion of the proxies on such other matters as may properly come before the unitholder meeting. The special meeting will be held in a virtual format through a live webcast. We will provide the webcast of the special meeting at www.virtualshareholdermeeting.com/GMLP2021SM.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF GOLAR LNG PARTNERS LP AND WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS INDICATED, WILL BE VOTED “FOR” PROPOSAL 1.

Continued, and to be signed, on the reverse side